FLEXDESIGN® VUL
A FLEXIBLE PREMIUM ADJUSTABLE VARIABLE UNIVERSAL LIFE INSURANCE POLICY
issued by
ReliaStar Life Insurance Company and its Select∗Life Variable Account

The Policy
- Is no longer offered for new sales.
- Is issued by ReliaStar Life Insurance Company.
- Is returnable by you during the free look period if you are not satisfied.

Premium Payments
- Are flexible, so the premium amount and frequency may vary.
- Are allocated to the variable account and the fixed account, based on your instructions.
- Are subject to specified fees and charges.

The Policy Value
- Is the sum of your holdings in the fixed account and the variable account.
- Has no guaranteed minimum value under the variable account. The value varies with the value of the subaccounts you select.
- Has a minimum guaranteed rate of return for amounts in the fixed account.
- Is subject to specified fees and charges, including possible surrender charges.

Death Benefit Proceeds
- Are paid if your policy is in force when the insured person dies.
- Are calculated under your choice of options:
  ▷ Option 1 – the base death benefit is the greater of the amount of insurance coverage you have selected or your policy value multiplied by the appropriate factor described in Appendix A;
  ▷ Option 2 – the base death benefit is the greater of the amount of insurance coverage you have selected plus the policy value or your policy value multiplied by the appropriate factor described in Appendix A; or
  ▷ Option 3 – the base death benefit is the greater of the amount of insurance coverage you have selected plus premiums paid minus withdrawals taken or your policy value multiplied by the appropriate factor described in Appendix A.
- Are equal to the base death benefit plus any rider benefits minus any outstanding policy loans, accrued loan interest and unpaid fees and charges.
- Are generally not subject to federal income tax if your policy continues to meet the federal income tax definition of life insurance.

Sales Compensation
- We pay compensation to broker/dealers whose registered representatives sell the policy. See *Distribution of the Policy,* **page 79**, for further information about the amount of compensation we may pay.

Fund Managers
Mutual funds managed by the following investment managers are currently available through the policy:
- BAMCO, Inc.
- BlackRock Advisors, LLC
- Capital Research and Management Company^{SM}
- CBRE Clarion Securities LLC
- Columbia Management Investment Advisers, LLC
- Directed Services LLC
- Fidelity Management & Research Company
- FMR Co., Inc.
- Invesco Advisers, Inc.
- J.P. Morgan Investment Management Inc.
- Neuberger Berman LLC
- Neuberger Berman Management LLC
- OppenheimerFunds, Inc.
- Pioneer Investment Management, Inc.
- T. Rowe Price Associates, Inc.
- Templeton Investment Counsel, LLC
- The London Company
- Voya Investment Management Co. LLC
- Voya Investments, LLC

This prospectus describes what you should know before purchasing the FlexDesign® variable universal life insurance policy. Please read it carefully and keep it for future reference. If you received a summary prospectus for any of the mutual funds available through your policy, you may obtain a full prospectus and other information free of charge by either accessing the internet address, calling the telephone number or sending an email request to the email address shown on the front of the fund's summary prospectus.

Neither the Securities and Exchange Commission ("SEC") nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

The policy described in this prospectus is not a deposit with, obligation of or guaranteed or endorsed by any bank, nor is it insured or guaranteed by the Federal Deposit Insurance Corporation ("FDIC"), the Federal Reserve Board or any other government agency. The policy is subject to investment risk.

The date of this prospectus is May 1, 2016.

TABLE OF CONTENTS

TERMS TO UNDERSTAND

The following is a list of some of the key defined terms and the page number on which each is defined:

"ReliaStar," "we," "us," "our" and the "company" refer to ReliaStar Life Insurance Company. "You" and "your" refer to the policy owner. The policy owner is the individual, entity, partnership, representative or party who may exercise all rights over the policy and receive the policy benefits during the insured person's lifetime.

State Variations – State variations are covered in a special policy form used in that state. This prospectus provides a general description of the policy. References in this prospectus to state law identify matters where state law may require variations from what is disclosed in this prospectus. If you would like to review a copy of the policy and riders for your particular state, contact Customer Service or your agent/registered representative.

You may contact Customer Service at: **P.O. Box 5011**
Minot, ND 58702-5011
1-877-886-5050
www.voyalifecustomerservice.com

POLICY SUMMARY

This summary highlights the features and benefits of the policy, the risks that you should consider before purchasing a policy and the fees and charges associated with the policy and its benefits. More detailed information is included in the other sections of this prospectus that should be read carefully before you purchase the policy.

The Policy's Features and Benefits

Premium Payments **See Premium Payments, page 23.**	• You choose when to pay and how much to pay, but you cannot pay additional premiums after age 100 and we may refuse to accept any premium less than $25.00. • You will need to pay sufficient premiums to keep the policy in force. Failure to pay sufficient premiums may cause your policy to lapse without value. • We may refuse any premium that would disqualify your policy as life insurance under Section 7702 of the Internal Revenue Code or that would cause your policy to become a modified endowment contract. • We deduct a premium expense charge from each premium payment and credit the remaining premium (the "net premium") to the variable account or the fixed account according to your instructions.

Free Look Period
 	
See Free Look Period, page 25.
	• During the free look period, you have the right to examine your policy and return it for a refund if you are not satisfied for any reason.
	• The free look period is generally ten days from your receipt of the policy, although certain states may allow more than ten days. The length of the free look period that applies in your state will be shown in your policy.
	• During the free look period, your net premium will be allocated to the subaccount that invests in the Voya Government Liquid Assets Portfolio. **See Allocation of Net Premium, page 24.**
	• Generally, there are two types of free look refunds:
	  ▷ Some states require a return of all premium we have received; and
	  ▷ Other states require a return of the current policy value plus a refund of all fees and charges deducted.

Death Benefits
 	
See *Death Benefits*, page 33.
	• Death benefits are paid if your policy is in force when the insured person dies.
	• Until age 100, the amount of the death benefit will depend on which death benefit option is in effect when the insured person dies.
	• You may choose between one of three death benefit options:
	  ▷ Option 1 – the base death benefit is the greater of the amount of insurance coverage you have selected or your policy value multiplied by the appropriate factor described in Appendix A;
	  ▷ Option 2 – the base death benefit is the greater of the amount of insurance coverage you have selected plus your policy value or your policy value multiplied by the appropriate factor described in Appendix A; or
	  ▷ Option 3 – the base death benefit is the greater of the amount of insurance coverage you have selected plus premiums paid minus withdrawals taken or your policy value multiplied by the appropriate factor described in Appendix A.
	• After age 100, the base death benefit under all options will be the policy value.
	• We will reduce the death benefit proceeds payable under any death benefit option by any outstanding policy loans and accrued loan interest and unpaid fees and charges.
	• The death benefit is generally not subject to federal income tax if your policy continues to meet the federal income tax definition of life insurance.

Death Benefit Guarantees
 	
See Death Benefit Guarantees, page 38.
	• Generally, your policy will not lapse as long as your policy value minus any surrender charge, loan amount and unpaid fees and charges (the "surrender value") is enough to cover the periodic fees and charges, when due.
	• However, the policy has three death benefit guarantees which provide that the policy will not lapse even if the surrender value is not enough to pay the periodic fees and charges when due:
	  ▷ The Basic Death Benefit Guarantee is standard on every policy. Your policy will specify the guarantee period. Under this guarantee your policy will not lapse provided your cumulative premium payments, minus any partial withdrawals or loans, are at least equal to the sum of minimum premium payments to the next monthly processing date. There is no charge for this guarantee;
	  ▷ The Supplemental Death Benefit Guarantee Rider is standard on every policy. Under this guarantee your policy will not lapse during the Supplemental Death Benefit Guarantee period if on each monthly processing date since the policy date, your cumulative premium payments, minus any partial withdrawals or loans, are at least equal to 70.00% of the sum of minimum premium payments to the next monthly processing date. The supplemental guarantee period begins on the policy date and is equal to the death benefit guarantee period shown in your policy, multiplied by 70.00% and rounded to the lower whole number of policy years. The supplemental guarantee period may not exceed ten policy years. There is no charge for this rider; and
	  ▷ The Extended Death Benefit Guarantee Rider is an optional benefit that may be added by rider only when you apply for the policy. Under this guarantee your policy will not lapse provided your cumulative premium payments, minus any partial withdrawals or loans, are at least equal to the sum of Extended Death Benefit Guarantee premium payments to the next monthly processing date. There is no charge for this rider.

Rider Benefits
 	
See *Additional Insurance Benefits*, page 40.
	• Your policy may include additional insurance benefits, attached by rider. There are two types of rider benefits:
	  ▷ Optional rider benefits that you must select before they are added to your policy; and
	  ▷ Rider benefits that automatically come with your policy.
	• In many cases, we deduct an additional monthly charge for these benefits.
	• Not all riders may be available under your policy, but the available riders may include:
	<table><tr><td>▷ Accelerated Death Benefit Rider</td><td>▷ Overloan Lapse Protection Rider</td></tr><tr><td>▷ Accidental Death Benefit Rider</td><td>▷ Supplemental Death Benefit Guarantee Rider</td></tr><tr><td>▷ Additional Insured Rider</td><td></td></tr><tr><td>▷ Children's Insurance Rider</td><td>▷ Term Insurance Rider</td></tr><tr><td>▷ Cost of Living Rider</td><td>▷ Waiver of Monthly Deduction Rider</td></tr><tr><td>▷ Extended Death Benefit Guarantee Rider</td><td>▷ Waiver of Specified Premium Rider</td></tr></table>

Investment Options **See *The Investment Options*, page 16.**	• You may allocate your net premiums to the subaccounts of the Select∗Life Variable Account (the "variable account") and our fixed account. • The variable account is one of our separate accounts and consists of subaccounts that invest in corresponding mutual funds. When you allocate premiums to a subaccount, we invest any net premiums in shares of the corresponding mutual fund. • Your variable account value will vary with the investment performance of the mutual funds underlying the subaccounts and the charges we deduct from your variable account value. • The fixed account is part of our general account and consists of all of our assets other than those in our separate accounts (including the variable account) and loan account. • We credit interest of at least 3.00% per year on amounts allocated to the fixed account. • We may, in our sole discretion, credit interest in excess of 3.00%.
Transfers **See Transfers, page 52.**	• You currently may make an unlimited number of transfers between the subaccounts and to the fixed account each policy year. We reserve the right, however, to limit you to 12 transfers each policy year, and transfers are subject to any other limits, conditions and restrictions that we or the funds whose shares are involved may impose. **See Limits on Frequent or Disruptive Transfers, page 54.**

Transfers (Continued)	• There are certain restrictions on transfers from the fixed account. • We currently do not charge for transfers. We reserve the right, however, to charge up to $25.00 for each transfer.
Asset Allocation Programs **See Dollar Cost Averaging, page 53.** **See Automatic Rebalancing, page 54.**	• Dollar cost averaging is a systematic program of transferring policy values to selected investment options. It is intended to help reduce the risk of investing too much when the price of a fund's shares is high. It also helps to reduce the risk of investing too little when the price of a fund's shares is low. • Automatic rebalancing is a systematic program through which your variable and fixed account values are periodically reallocated among your selected investment options to maintain the allocation percentages you have chosen. • There is currently no charge to participate in the dollar cost averaging or automatic rebalancing programs, although we reserve the right to assess a charge in the future. • **Neither of these asset allocation programs assures a profit nor do they protect you against a loss in a declining market.**
Loans **See Loans, page 50.**	• You may take loans against your policy's surrender value. We reserve the right to limit borrowing during the first policy year. • Unless otherwise required by state law, each new loan must be for at least $500.00 and may not exceed 1 minus 2 where: 1 = 90.00% (100.00% after age 65) of the policy value less any surrender charge; and 2 = The existing loan amount. • When you take a loan we transfer an amount equal to your loan to the loan account as collateral for your loan. The loan account is part of our general account. • We credit amounts held in the loan account with interest at an annual rate of 3.00%. • We also charge interest on loans. Interest is payable in advance and accrues daily at a current annual rate of 4.76%. • After the tenth policy year, preferred loans are available. For preferred loans interest is payable in advance at an annual rate currently equal to 2.91% (guaranteed not to exceed 3.38%) on the portion of your loan account that is not in excess of the policy value, minus the total of all premiums paid net of all partial withdrawals. • Loans reduce your policy's death benefit proceeds and may cause your policy to lapse. • Loans may have tax consequences, and you should consult with a tax and/or legal adviser before taking a loan against your policy's surrender value.
Partial Withdrawals **See Partial Withdrawals, page 58.**	• After the first policy year, you may withdraw part of your policy's surrender value. • We currently allow only one partial withdrawal each policy year. • A partial withdrawal must be at least $500.00. • In policy years two through ten you may not withdraw more than 20.00% of your surrender value. • We currently charge $10.00 for each partial withdrawal, but we reserve the right to charge up to $25.00 for each partial withdrawal. • Partial withdrawals reduce your policy's base death benefit and will reduce your policy's value. • Partial withdrawals may also have tax consequences, and you should consult with a tax and/or legal adviser before taking a partial withdrawal from your policy.
Surrenders **See Surrender, page 60.**	• You may surrender your policy for its surrender value at any time before the death of the insured person. • The surrender value of a policy is equal to the policy value minus any surrender charge, loan amount and unpaid fees and charges. • The initial surrender charge rates vary by gender, risk class and age at issue. Surrender charge rates for increases in your insurance coverage vary by gender, risk class and age at the time of the increase. • The surrender charge is neither assessed upon nor reduced because of a requested decrease in your insurance coverage. • If the surrender charge exceeds the available policy value minus the loan amount and unpaid fees and charges, there will be no proceeds paid to you on surrender.

Surrenders (Continued)	• All insurance coverage ends on the date we receive your surrender request. • If you surrender your policy, it cannot be reinstated. • Surrendering the policy may have tax consequences, and you should consult with a tax and/or legal adviser before surrendering your policy.
Reinstatement **See Reinstatement, page 61.**	• Reinstatement means putting a lapsed policy back in force. • You may reinstate your policy and riders within five years of its lapse if you did not surrender your policy, you still own the policy and the insured person is still insurable. • You will need to pay the required reinstatement premium. • If you had a policy loan existing when coverage lapsed, unless directed otherwise we will reinstate it with accrued loan interest to the date of the lapse. • If either the automatic Supplemental Death Benefit Guarantee or the optional Extended Death Benefit Guarantee Rider lapses, it cannot be reinstated. • A policy that is reinstated more than 90 days after lapsing may be considered a modified endowment contract for tax purposes. • Reinstating your policy may have tax consequences, and you should consult with a tax and/or legal adviser before reinstating your policy.

Factors You Should Consider Before Purchasing a Policy

The decision to purchase a policy should be discussed with your agent/registered representative. Make sure you understand the policy's investment options, its other features and benefits, its risks and the fees and charges you will incur when you consider purchasing the policy and investing in the subaccounts of the variable account.

Life Insurance Coverage	• The policy is not a short-term investment and should be purchased only if you need life insurance coverage. Evaluate your need for life insurance coverage before purchasing a policy. • You should purchase a policy only if you intend and have the financial capability to keep the policy in force for a substantial period of time.
Fees and Charges **See *Fees and Charges*, page 25.**	• In the early policy years the surrender charge usually exceeds the policy value because the surrender charge is usually more than the cumulative minimum monthly premiums minus policy fees and charges. Therefore, you should purchase a policy only if you intend and have the financial capability to keep the policy in force for a substantial period of time. • A policy's fees and charges reflect the costs associated with its features and benefits, the services we render, the expenses we expect to incur and the risks we assume under the policy. • We believe the policy's fees and charges, in the aggregate, are reasonable, but before purchasing a policy you should compare the value that the policy's various features and benefits and the available services have to you, given your particular circumstances, with the fees and charges associated with those features, benefits and services.

Grace Period and Lapse
 	
See Lapse, page 60.
	• Your policy may enter the grace period and subsequently lapse (meaning your policy will terminate without value) if on any monthly processing date:
	  ▷ A death benefit guarantee is not in effect; and
	  ▷ Your surrender value is not enough to pay the periodic fees and charges when due.
	• If you do not meet these conditions, we will send you notice and give you a 61 day grace period to make a sufficient premium payment.
	• If you do not make a sufficient premium payment by the end of the 61 day grace period, your life insurance coverage will terminate and your policy will lapse.

Exchanges **See *Purchasing a Policy*, page 22.**	• Replacing your existing life insurance policy(ies) and/or annuity contract(s) with the policy described in this prospectus may not be beneficial to you. • Before purchasing a policy, determine whether your existing policy(ies) and/or contract(s) will be subject to fees or penalties upon surrender or cancellation. • Also compare the fees, charges, coverage provisions and limitations, if any, of your existing policy(ies) and/or contract(s) with those of the policy described in this prospectus.

Investment Risk
 	
See The Variable Account, page 16.
	• You should evaluate the policy's long-term investment potential and risks before purchasing a policy.
	• For amounts you allocate to the subaccounts of the variable account:
	  ▷ Your values will fluctuate with the markets, interest rates and the performance of the underlying mutual funds;
	  ▷ You assume the risk that your values may decline or not perform to your expectations;
	  ▷ Your policy could lapse without value or you may be required to pay additional premium because of poor fund performance;
	  ▷ Each fund has various investment risks, and some funds are riskier than others;
	  ▷ There is no assurance that any of the funds will achieve its stated investment objective;
	  ▷ The particular risks associated with each fund are detailed in the fund's prospectus; and
	  ▷ You should read each fund's prospectus and understand the risks associated with the fund before allocating your premiums to its corresponding subaccount.
	• For amounts you allocate to the fixed account:
	  ▷ Interest rates we declare will change over time; and
	  ▷ You assume the risk that interest rates may decline, although never below the guaranteed minimum interest rate of 3.00%.
	• You should monitor and periodically re-evaluate your allocations to determine if they are still appropriate.

Taxation
 	
See TAX CONSIDERATIONS, page 62.
	• Under current federal income tax law, death benefits of life insurance policies generally are not subject to income tax. In order for this treatment to apply, the policy must qualify as a life insurance contract. We believe it is reasonable to conclude that the policy will qualify as a life insurance contract.
	• Assuming the policy qualifies as a life insurance contract under current federal income tax law, your policy earnings are generally not subject to income tax as long as they remain within your policy. Depending on your circumstances, however, the following events may have tax consequences for you:
	  ▷ Reduction in the amount of your insurance coverage ▷ Partial withdrawals
	  ▷ Loans ▷ Surrender
	  ▷ Lapse ▷ Reinstatement
	• In addition, if your policy is a modified endowment contract, a partial withdrawal, surrender or a loan against or secured by the policy will be taxable to you to the extent of any gain in the policy. A penalty tax may be imposed on a distribution from a modified endowment contract as well.
	• There is always the possibility that the tax treatment of the policy could be changed by legislation or otherwise. You should consult a tax and/or legal adviser with respect to legislative developments and their effect on the policy.
	• **Consult with a tax and/or legal adviser before you purchase a policy.**

Sales Compensation **See *Distribution of the Policy*, page 79.**	• We pay compensation to broker/dealers whose registered representatives sell the policy. • Broker/dealers may be able to choose to receive compensation under various payment options, but their choice will not affect the fees and charges you will pay for the policy. • We generally pay more compensation on premiums paid for base insurance coverage than we do on premiums paid for coverage under the Term Insurance Rider. Talk to your agent/registered representative about the appropriate usage of the Term Insurance Rider coverage for your particular situation.
Other Products	• We and our affiliates offer other insurance products that may have different features, benefits, fees and charges. These other products may better match your needs. • Contact your agent/registered representative if you would like information about these other products.

Fees and Charges

The following tables describe the fees and charges you will pay when buying, owning and surrendering the policy.

Transaction Fees and Charges. The following table describes the fees and charges deducted at the time you make a premium payment or make certain other transactions. **See Transaction Fees and Charges, page 26.**

		Amount Deducted
Charge	When Deducted	Maximum Guaranteed Charges
Premium Expense Charge	• When you make a premium payment.	• 5.00% of each premium payment.
Partial Withdrawal Fee	• When you take a partial withdrawal.	• $25.00.
Surrender Charge [1]	• When you surrender or lapse your policy during the first ten policy years (or ten years from an increase in your insurance coverage).	<u>Range from</u> • $5.30 to $50.50 per $1,000.00 of insurance coverage. <u>Representative insured person</u> • $19.00 per $1,000.00 of insurance coverage. • The representative insured person is a male, age 35 in the preferred no tobacco risk class, with an amount of insurance coverage in effect of $100,000.00. • The rates shown for the representative insured person are for the first policy year.
Transfer Charge [2]	• Each time you make a transfer between investment options.	• $25.00.
Excess Illustration Fee [2]	• Each time you request an illustration after the first each policy year.	• $50.00.
Excess Annual Policy Report Fee [2]	• Each time you request an annual policy report after the first each policy year.	• $50.00.

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[1] The surrender charge rates vary based on the insured person's gender, age and risk class. Surrender charge rates remain level for the first five years then decrease uniformly each month to zero at the end of the tenth year. The rates shown for the representative insured person are for the first policy year, and you may get information about the charge that would apply to you by contacting your agent/registered representative for a personalized illustration.

[2] We do not currently assess this charge.

Transaction Fees and Charges, *continued*.

Charge	When Deducted	Amount Deducted
		Maximum Guaranteed Charges
Accelerated Death Benefit Rider Charge	• On the date the acceleration request is processed.	• $300.00 per acceleration request.
Overloan Lapse Protection Rider	• On the monthly processing date on or next following the date we receive your request to exercise the rider benefit.	• 3.50% of the policy value. [3]

Periodic Fees and Charges. The following table describes the maximum guaranteed charges that could be deducted each month on the monthly processing date, not including fund fees and expenses. **See Periodic Fees and Charges, page 27; and Loan Interest, page 51.**

Charge	When Deducted	Amount Deducted
		Maximum Guaranteed Charges [4]
Cost of Insurance Charge [5]	• On each monthly processing date.	Range from • $0.06 to $83.33 per $1,000.00 of insurance coverage. Representative insured person • $0.14 per $1,000.00 of insurance coverage. • The representative insured person is a male, age 35 in the preferred no tobacco risk class, with an amount of insurance coverage in effect of $100,000.00. • The rates shown for the representative insured person are for the first policy year.
Administrative Charge	• On each monthly processing date.	• $12.00.

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[3] Your policy value is the sum of your holdings in the fixed and variable accounts.

[4] This table shows the maximum guaranteed charges that may be assessed during any policy year. Current charges may be less than the maximum guaranteed charges shown, and you may get information about the charges that would apply to you by contacting your agent/registered representative for a personalized illustration.

[5] The cost of insurance charge rates vary based on the amount of your insurance coverage and the insured person's age at issue and age on the effective date of an increase in insurance coverage, gender and risk class. Different rates will apply to each segment of your insurance coverage. The rates shown for the representative insured person are for the first policy year, and they generally increase each year thereafter. The rates shown have been rounded to the nearest penny, and you may get information about the charge that would apply to you by contacting your agent/registered representative for a personalized illustration.

Periodic Fees and Charges, *continued***.**

Charge	When Deducted	Amount Deducted Maximum Guaranteed Charges [6]
Monthly Amount Charge [7]	• On each monthly processing date during the first ten policy years (or for ten years following an increase in your insurance coverage).	Range from • $0.01 to $3.33 per $1,000.00 of insurance coverage. Representative insured person • $0.12 per $1,000.00 of insurance coverage. • The representative insured person is a male, age 35 in the preferred no tobacco risk class, with an amount of insurance coverage in effect of $100,000.00. • The rates shown for the representative insured person are for the first policy year.
Mortality and Expense Risk Charge [8]	• On each monthly processing date.	• 0.05% monthly (0.60% annually) of variable account value (after the other monthly fees and charges are deducted).
Loan Interest Charge	• Payable in advance at the time you take a loan and each policy year thereafter.	• 4.76% annually of the amount held in the loan account for non-preferred loans. • 3.38% annually of the amount held in the loan account for preferred loans.

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[6] These tables show the maximum guaranteed charges that may be assessed during any policy year. Current charges may be less than the maximum guaranteed charges shown, and you may get information about the charges that would apply to you by contacting your agent/registered representative for a personalized illustration.

[7] The monthly amount charge rates vary based on the amount of your insurance coverage and the insured person's age at issue and age on the effective date of an increase in insurance coverage, gender and risk class. Different rates will apply to each segment of your insurance coverage. The rates shown for the representative insured person are for the first policy year, and they generally increase each year thereafter. The rates shown have been rounded to the nearest penny, and you may get information about the charge that would apply to you by contacting your agent/registered representative for a personalized illustration.

[8] The monthly mortality and expense risk charge rate is rounded the nearest one hundredth of one percent. **See Mortality and Expense Risk Charge, page 29, for the monthly rate without rounding.**

Optional Rider Fees and Charges. The following table describes the maximum guaranteed charges that could be deducted each month on the monthly processing date if you elect any of the optional rider benefits. **See Rider Fees and Charges, page 29.**

Charge	When Deducted	Amount Deducted
		Maximum Guaranteed Charges [9]
Accidental Death Benefit Rider [10]	• On each monthly processing date.	Range from • $0.07 to $0.17 per $1,000.00 of rider benefit. Representative insured person • $0.07 per $1,000.00 of rider benefit. • The representative insured person is a male, age 35 in the preferred no tobacco risk class, with an amount of insurance coverage in effect of $100,000.00. • The rates shown for the representative insured person are for the first rider year.
Additional Insured Rider [11]	• On each monthly processing date.	Range from • $0.08 to $83.33 per $1,000.00 of rider benefit. Representative insured person • $0.18 per $1,000.00 of rider benefit. • The representative insured person is a female, age 40 in the preferred no tobacco risk class. • The rates shown for the representative insured person are for the first rider year.
Children's Insurance Rider	• On each monthly processing date.	• $0.62 per $1,000.00 of rider benefit.
Term Insurance Rider [11]	• On each monthly processing date.	Range from • $0.08 to $83.33 per $1,000.00 of rider benefit. Representative insured person • $0.14 per $1,000.00 of rider benefit. • The representative insured person is a male, age 35 in the preferred no tobacco risk class, with an amount of insurance coverage in effect of $100,000.00. • The rates shown for the representative insured person are for the first rider year.

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[9] This table shows the maximum guaranteed charges that may be assessed during any policy year. Current charges may be less than the maximum guaranteed charges shown, and you may get information about the charges that would apply to you by contacting your agent/registered representative for a personalized illustration.

[10] The rates for this rider vary based on several factors that may include the insured person's age at issue, gender and risk class. The rates shown are for the first rider year, and they generally increase thereafter. The rates shown have been rounded to the nearest penny, and you may get information about the charges that would apply to you by contacting your agent/registered representative for a personalized illustration.

[11] The rates for these riders vary based on several factors that may include the insured person's age at issue, gender and risk class. The rates shown for the representative insured person are for the first rider year, and they generally increase thereafter. The rates shown may have been rounded to the nearest penny, and you may get information about the charges that would apply to you by contacting your agent/registered representative for a personalized illustration.

Optional Rider Fees and Charges, *continued*.

| Charge | When Deducted | Amount Deducted |
		Maximum Guaranteed Charges [12]
Waiver of Monthly Deduction Rider [13]	• On each monthly processing date.	Range from • $0.04 to $0.48 per $1.00 of the periodic fees and charges due each month. Representative insured person • $0.05 per $1.00 of the periodic fees and charges due each month. • The representative insured person is a male, age 35 in the preferred no tobacco risk class, with an amount of insurance coverage in effect of $100,000.00. • The rates shown for the representative insured person are for the first rider year.
Waiver of Specified Premium [13]	• On each monthly processing date.	Range from • $0.03 to $0.16 per $1.00 of the specified amount of premium. Representative insured person • $0.03 per $1.00 of the periodic fees and charges due each month. • The representative insured person is a male, age 35 in the preferred no tobacco risk class, with an amount of insurance coverage in effect of $100,000.00. • The rates shown for the representative insured person are for the first rider year.

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[12] This table shows the maximum guaranteed charges that may be assessed during any policy year. Current charges may be less than the maximum guaranteed charges shown, and you may get information about the charges that would apply to you by contacting your agent/registered representative for a personalized illustration.

[13] The rates for this rider vary based on the insured person's age at issue, gender and risk class (where applicable). The rates shown for the representative insured person are for the first rider year, and they generally increase thereafter. Rates may have been rounded to the nearest penny, and you may get information about the charge that would apply to you by contacting your agent/registered representative for a personalized illustration.

Fund Fees and Expenses. The following table shows the minimum and maximum total annual fund expenses that you may pay during the time you own the policy. Fund expenses vary from fund to fund and may change from year to year. **For more detail about a fund's fees and expenses, review the fund's prospectus. See also Fund Fees and Expenses, page 30.**

	Minimum	Maximum
Total Annual Fund Expenses (deducted from fund assets) [14]	0.26%	1.26%

Total annual fund expenses are deducted from amounts that are allocated to the fund. They include management fees and other expenses and may include distribution (12b-1) fees. Other expenses may include service fees that may be used to compensate service providers, including the company and its affiliates, for administrative and policy owner services provided on behalf of the fund. Distribution (12b-1) fees are used to finance any activity that is primarily intended to result in the sale of fund shares.

If a fund is structured as a "fund of funds," total annual fund expenses also include the fees associated with the funds in which it invests. Because of this a fund that is structured as a "fund of funds" may have higher fees and expenses than a fund that invests directly in debt and equity securities. **For a list of the "fund of funds" available through the policy, see the chart of funds available through the variable account on page 17.**

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[14] Some funds that are available through the policy have contractual arrangements to waive and/or reimburse certain fund fees and expenses. The minimum and maximum total annual fund expenses shown above do not reflect any of these waiver and/or reimbursement arrangements.

How the Policy Works



Your Premium
You make a premium payment.

We deduct from each premium payment:
•Premium Expense Charge.

Net Premium
We allocate the net premium to the investment options you choose.

Fixed Account
Amounts you allocate are held in our general account and earn a fixed rate of interest.

Variable Account
Amounts you allocate are held in subaccounts of the variable account. The subaccounts invest in the funds.

The funds deduct:
•Investment Management Fees.
•Other expenses.

We may deduct transaction fees and charges from your policy value:
•Partial Withdrawal Fee.
•Surrender Charge.
•Transfer Charge.
•Excess Illustration Fee.
•Excess Annual Report Fee.

Policy Value
Your policy value equals the sum of your fixed account and variable account values.

We may deduct periodic fees and charges from your policy value:
•Cost of Insurance Charge.
•Administrative Charge.
•Monthly Amount Charge.
•Mortality and Expense Risk Charge.

Loan Account
An amount set aside as collateral for policy loans.

We may deduct fees and charges from your policy value for the optional benefits and riders you select.

Loans
We charge interest on any outstanding loan amount.

Interest Credited
We credit interest to the amount held in the loan account.

THE COMPANY, THE VARIABLE ACCOUNT AND THE FIXED ACCOUNT

ReliaStar Life Insurance Company

ReliaStar Life Insurance Company ("ReliaStar," "we," "us," "our," and the "company") issues the variable universal life insurance policy described in this prospectus and is responsible for providing the policy's insurance benefits. All guarantees and benefits provided under the policy that are not related to the variable account are subject to the claims paying ability of the company and our general account. We are a stock life insurance company organized in 1885 and incorporated under the laws of the State of Minnesota. We are admitted to do business in the District of Columbia and all states except New York. Our headquarters is at 20 Washington Avenue South, Minneapolis, Minnesota 55401.

We are an indirect, wholly owned subsidiary of Voya Financial, Inc. ("Voya®"), which until April 7, 2014, was known as ING U.S., Inc. In May, 2013, the common stock of Voya began trading on the New York Stock Exchange ("NYSE") under the symbol "VOYA" and Voya completed its initial public offering of common stock.

Product Regulation. Our annuity, retirement and investment products are subject to a complex and extensive array of state and federal tax, securities, insurance and employee benefit plan laws and regulations, which are administered and enforced by a number of different governmental and self-regulatory authorities, including state insurance regulators, state securities administrators, state banking authorities, the SEC, the Financial Industry Regulatory Authority ("FINRA"), the Department of Labor ("DOL"), the Internal Revenue Service ("IRS") and the Office of the Comptroller of the Currency ("OCC"). For example, U.S federal income tax law imposes requirements relating to insurance and annuity product design, administration and investments that are conditions for beneficial tax treatment of such products under the Internal Revenue Code. **See TAX CONSIDERATIONS, page 62, for further discussion of some of these requirements.** Additionally, state and federal securities and insurance laws impose requirements relating to insurance and annuity product design, offering and distribution and administration. Failure to administer product features in accordance with contract provisions or applicable law, or to meet any of these complex tax, securities or insurance requirements could subject us to administrative penalties imposed by a particular governmental or self-regulatory authority, unanticipated costs associated with remedying such failure or other claims, harm to our reputation, interruption of our operations or adversely impact profitability.

The Investment Options

You may allocate your premium payments to any of the available investment options. These options include subaccounts of the variable account and the fixed account. The investment performance of a policy depends on the performance of the investment options you choose.

The Variable Account

We established the Select∗Life Variable Account (the "variable account") on October 11, 1984, as one of our separate accounts under the laws of the State of Minnesota. It is registered with the SEC as a unit investment trust under the Investment Company Act of 1940, as amended ("1940 Act").

We own all of the assets of the variable account and are obligated to pay all amounts due under a policy according to the terms of the policy. Income, gains and losses, whether or not realized, credited to, or charged against, the variable account reflect the investment experience of the variable account and not the investment experience of our other assets. Additionally, Minnesota law provides that we cannot charge the variable account with liabilities arising out of any other business we may conduct. This means that if we ever became insolvent, the variable account assets will be used first to pay variable account policy claims. Only if variable account assets remain after these claims have been satisfied can these assets be used to pay owners of other policies and creditors. All guarantees and benefits provided under the policy that are not related to the variable account are subject to the claims paying ability of the company and our general account.

The variable account is divided into subaccounts. Each subaccount invests in a corresponding mutual fund. When you allocate premium payments to a subaccount, you acquire accumulation units of that subaccount. You do not invest directly in or hold shares of the mutual funds when you allocate premium payments or policy value to the subaccounts of the variable account.

Funds Available Through the Variable Account. The following chart lists the mutual funds that are currently available through the variable account.

Certain of these mutual funds are structured as "fund of funds." A "fund of funds" may have higher fees and expenses than a fund that invests directly in debt and equity securities because they also incur the fees and expenses of the underlying funds in which they invest. The "fund of funds" available through the policy are identified below.

Funds Currently Available Through the Variable Account*

- American Funds Insurance Series® – Growth Fund[SM] (Class 2)
- American Funds Insurance Series® – Growth-Income Fund[SM] (Class 2)
- American Funds Insurance Series® – International Fund[SM] (Class 2)
- BlackRock Global Allocation V.I. Fund (Class III)
- Fidelity® VIP Contrafund® Portfolio (Initial Class)
- Fidelity® VIP Equity-Income Portfolio (Initial Class)
- Neuberger Berman AMT Socially Responsive Portfolio® (Class I)
- Voya Balanced Portfolio (Class I)
- Voya Global Bond Portfolio (Class S)
- Voya Global Equity Portfolio (Class I) [1]
- Voya Global Perspectives® Portfolio (Class I) [2]
- Voya Government Liquid Assets Portfolio (Class I) [3]
- Voya Growth and Income Portfolio (Class I)
- Voya Index Plus LargeCap Portfolio (Class I)
- Voya Index Plus MidCap Portfolio (Class I)
- Voya Index Plus SmallCap Portfolio (Class I)
- Voya Intermediate Bond Portfolio (Class I)
- Voya International Index Portfolio (Class S)
- Voya Large Cap Growth Portfolio (Class I)
- Voya Large Cap Value Portfolio (Class I)
- Voya Limited Maturity Bond Portfolio (Class S)
- Voya Multi-Manager Large Cap Core Portfolio (Class I)
- Voya Retirement Growth Portfolio (Class I) [2]
- Voya Retirement Moderate Growth Portfolio (Class I) [2]
- Voya Retirement Moderate Portfolio (Class I) [2]
- Voya Russell[TM] Large Cap Growth Index Portfolio (Class I)
- Voya Russell[TM] Large Cap Index Portfolio (Class I)

- Voya Russell[TM] Large Cap Value Index Portfolio (Class I)
- Voya Russell[TM] Mid Cap Growth Index Portfolio (Class I)
- Voya Russell[TM] Small Cap Index Portfolio (Class I)
- Voya Small Company Portfolio (Class I)
- Voya SmallCap Opportunities Portfolio (Class I)
- Voya Solution Moderately Aggressive Portfolio (Class I) [2]
- Voya U.S. Bond Index Portfolio (Class I)
- Voya U.S. Stock Index Portfolio (Class I)
- VY® Baron Growth Portfolio (Class I)
- VY® Clarion Global Real Estate Portfolio (Class S)
- VY® Columbia Small Cap Value II Portfolio (Class I)
- VY® FMR® Diversified Mid Cap Portfolio (Class I) [4]
- VY® Invesco Comstock Portfolio (Class I)
- VY® Invesco Equity and Income Portfolio (Class I)
- VY® Invesco Growth and Income Portfolio (Class S)
- VY® JPMorgan Emerging Markets Equity Portfolio (Class I)
- VY® JPMorgan Small Cap Core Equity Portfolio (Class I)
- VY® Oppenheimer Global Portfolio (Class I)
- VY® Pioneer High Yield Portfolio (Class I)
- VY® T. Rowe Price Capital Appreciation Portfolio (Class I)
- VY® T. Rowe Price Diversified Mid Cap Growth Portfolio (Class I)
- VY® T. Rowe Price Equity Income Portfolio (Class I)
- VY® T. Rowe Price International Stock Portfolio (Class I)
- VY® Templeton Foreign Equity Portfolio (Class I)

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* **See Appendix B for further information about the funds available through the variable account.**

[1] Prior to May 1, 2016, this fund was known as the Voya Global Value Advantage Portfolio.

[2] This fund is structured as a "fund of funds." **See the Fund Fees and Expenses table on page 13 and the Fund of Funds section on page 32 for more information about "fund of funds."**

[3] Prior to May 1, 2016, this fund was known as the Voya Liquid Assets Portfolio.

[4] FMR is a registered service mark of Fidelity Management & Research Company. Used with permission.

See Appendix B to this prospectus for more information about the mutual funds available through the variable account, including information about each fund's investment adviser/subadviser and investment objective. More detailed information about each fund, including information about their investment risks and fees and expenses, can be found in the fund's current prospectus and Statement of Additional Information. Please read them carefully before investing. You may obtain these documents by contacting Customer Service.

A mutual fund available through the variable account is not the same as a retail mutual fund with the same or similar name. Accordingly, the management, fees and expenses and performance of a fund is likely to differ from a similarly named retail mutual fund.

Selection of Underlying Funds. The underlying funds available through the policy described in this prospectus are determined by the Company. When determining which underlying funds to make available, we may consider various factors, including, but not limited to, asset class coverage, the alignment of the investment objectives of an underlying fund with our hedging strategy, the strength of the adviser's or subadviser's reputation and tenure, brand recognition, performance and the capability and qualification of each investment firm. Another factor that we may consider is whether the underlying fund or its service providers (e.g., the investment adviser or subadvisers) or its affiliates will make payments to us or our affiliates in connection with certain administrative, marketing and support services, or whether affiliates of the fund can provide marketing and distribution support for sales of the policies. **(For additional information on these arrangements, see "Revenue from the Funds.")** We review the funds periodically and may, subject to certain limits or restrictions, remove a fund or limit its availability to new investment if we determine that a fund no longer satisfies one or more of the selection criteria and/or if the fund has not attracted significant allocations under the policy. We have included certain of the funds at least in part because they are managed or subadvised by our affiliates.

We do not recommend or endorse any particular fund, and we do not provide investment advice.

Voting Privileges. We invest each subaccount's assets in shares of a corresponding mutual fund. We are the legal owner of the fund shares held in the variable account, and we have the right to vote on certain issues. Among other things, we may vote on issues described in the fund's current prospectus or issues requiring a vote by shareholders under the 1940 Act.

Even though we own the shares, we give you the opportunity to tell us how to vote the number of shares attributable to your policy. We count fractional shares. If you have a voting interest, we send you proxy material and a form on which to give us your voting instructions. If we determine that we are permitted to vote the shares in our own right, we may do so.

Each fund share has the right to one vote. The votes of all fund shares are cast together on a collective basis, except on issues for which the interests of the funds differ. In these cases, voting is on a fund-by-fund basis.

Examples of issues that require a fund-by-fund vote are changes in the fundamental investment policy of a particular fund or approval of an investment advisory agreement.

We vote the shares in accordance with your instructions at meetings of the fund's shareholders. We vote any fund shares that are not attributable to policies and any fund shares for which the owner does not give us instructions in the same proportion as we vote the shares for which we did receive voting instructions. This means that instructions from a small number of shareholders can determine the outcome of a vote. There is no minimum number of shares for which we must receive instructions before we vote the shares.

We reserve the right to vote fund shares without getting instructions from policy owners if the federal securities laws, regulations or their interpretations change to allow this.

You may instruct us only on matters relating to the funds corresponding to those subaccounts in which you have invested assets as of the record date set by the fund's Board for the shareholders meeting. We determine the number of fund shares in each subaccount of your policy by dividing your variable account value in that subaccount by the net asset value of one share of the matching fund.

Right to Change the Variable Account. We do not guarantee that each fund will always be available for investment through the policy. Subject to state and federal law and the rules and regulations thereunder, we may, from time to time, make any of the following changes to our variable account with respect to some or all classes of policies:
- Change the investment objective;
- Offer additional subaccounts that will invest in new funds or fund classes we find appropriate for policies we issue;
- Eliminate subaccounts;
- Combine two or more subaccounts;
- Close subaccounts. We will notify you in advance by a supplement to this prospectus if we close a subaccount. If a subaccount is closed or otherwise is unavailable for new investment, unless you provide us with alternative allocation instructions, all future premiums directed to the subaccount that was closed or is unavailable may be automatically allocated among the other available subaccounts according to your most recent allocation instructions. If your most recent allocation instructions do not include any available subaccounts, you must provide us with alternative allocation instructions or the premium payment will be returned to you. You may give us alternative allocation instructions by contacting Customer Service. See also the **Transfers** section of this prospectus, page 52, for information about making subaccount allocation changes;
- Substitute a new mutual fund for a fund in which a subaccount currently invests. A substitution may become necessary if, in our judgment:
  - ▷ A fund no longer suits the purposes of your policy;
  - ▷ There is a change in laws or regulations;

- ▷ There is a change in the fund's investment objectives or restrictions;
- ▷ The fund is no longer available for investment; or
- ▷ Another reason we deem a substitution is appropriate.
- In the case of a substitution, the new mutual fund may have different fees and charges than the fund it replaced;
- Transfer assets related to your policy class to another separate account;
- Withdraw the variable account from registration under the 1940 Act;
- Operate the variable account as a management investment company under the 1940 Act;
- Cause one or more subaccounts to invest in a mutual fund other than, or in addition to, the funds currently available;
- Stop selling the policy;
- End any employer or plan trustee agreement with us under the agreement's terms;
- Limit or eliminate any voting privileges for the variable account;
- Make any changes required by the1940 Act or its rules or regulations; or
- Close a subaccount to new investments.

We reserve the right to transfer separate account assets to another separate account that we determine to be associated with the class of policies to which the policy belongs.

We will not make a change until the change is disclosed in an effective prospectus or prospectus supplement, authorized, if necessary, by an order from the SEC, and approved, if necessary, by the appropriate state insurance department(s). We will notify you of any changes. If you wish to transfer the amount you have in the affected subaccount to another subaccount or to the fixed account, you may do so free of charge. Just notify Customer Service.

The Fixed Account

You may allocate all or a part of your net premium and transfer all or part of your variable account value into the fixed account. We declare the interest rate that applies to all amounts in the fixed account. This interest rate is never less than 3.00%. Interest compounds daily at an effective annual rate that equals the declared rate. We credit interest to the fixed account on a daily basis. We pay interest regardless of the actual investment performance of our general account. We bear all of the investment risk for the fixed account.

Your fixed account value equals the net premium you allocate to the fixed account, plus interest earned, minus amounts you transfer out or withdraw. It may be reduced by fees and charges assessed against your policy value.

The fixed account guarantees principal and is part of our general account. The general account supports our non-variable insurance and annuity obligations. We have not registered interests in the fixed account under the Securities Act of 1933, as amended ("1933 Act"). Also, we have not registered the fixed account or the general account as an investment company under the 1940 Act (because of exemptive and exclusionary provisions). This means that the general account, the fixed account and interests in it are generally not subject to regulation under these Acts. All guarantees and benefits provided under the policy that are not related to the variable account are subject to the claims paying ability of the company and our general account.

The SEC staff has not reviewed the disclosures in this prospectus relating to the general account and the fixed account. These disclosures, however, may be subject to certain requirements of the federal securities law regarding accuracy and completeness of statements made.

DETAILED INFORMATION ABOUT THE POLICY

This prospectus describes our standard FlexDesign[®] variable universal life insurance policy. The policy provides death benefits, cash values and other features of traditional life insurance contracts. There may be variations in policy features, benefits and charges because of requirements of the state where we issue your policy. We describe all such differences in your policy.

If you would like to know about state variations, please ask your agent/registered representative. We can provide him/her with the list of variations that will apply to your policy.

We and our affiliates offer various other products with different features and terms than the policy offered through this prospectus and that may offer some or all of the same funds. These products have different benefits, fees and charges and may or may not better match your needs. Please note that some of the company's management personnel and certain other employees may receive a portion of their employment compensation based on the amount of policy values allocated to funds affiliated with Voya. You should be aware that there may be alternative products available, and, if you are interested in learning more about these other products, contact Customer Service or your agent/registered representative.

Important Information Regarding Changes in State Insurance Laws and Federal Income Tax Rules

Effective January 1, 2009, to comply with state insurance and federal income tax laws, all new life insurance policies must be based on the 2001 Commissioners Standard Ordinary ("CSO") mortality tables. The policy described in this prospectus is based on the 1980 CSO mortality tables ("1980 CSO policy"). While the policy described in this prospectus is already no longer offered for new sales, please be aware that there may be limitations on what changes or modifications can be made to an existing 1980 CSO policy.

If you are considering making any change or modification to your existing 1980 CSO policy, please contact us to see if such change or modification will be allowed. You should also consult with a tax and/or legal adviser to determine what effect the change or modification will have on your policy.

Purchasing a Policy

The policy is no longer offered for new sales. When you purchased the policy, however, you were required to submit an application to us. On that application you were required to select, among other things:

- The amount of your insurance coverage (which generally must be at least $25,000.00);
- Your initial death benefit option;
- The death benefit qualification test to apply to your policy (we may limit the amount of coverage we will issue on the life of the insured person when the cash value accumulation test is chosen); and
- Any riders or optional benefits.

On the application you provided us with certain health and other necessary information. Upon receipt of an application, we followed our underwriting procedures to determine whether the proposed insured person was insurable by us. Before we made this determination, we may have needed to request and review medical examinations of and other information about the proposed insured person. Through our underwriting process, we determined the risk class for the insured person if the application was accepted. Risk class is based on such factors as age, gender, health and occupation of the insured person. Risk class will impact the cost of insurance rates you will pay and may also affect premiums and other policy fees, charges and benefits.

We reserve the right to reject an application for any reason permitted by law. If an application is rejected, any premium received will be returned without interest.

On the date coverage under the policy begins (the "policy date"), the person on whose life we issue the policy (the "insured person") generally can be no more than age 85. "Age" under the policy means the insured person's age as of the policy date. From time to time, we may accept an insured person who exceeds our normal maximum age limit. We will not unfairly discriminate in determining the maximum age at issue. All exceptions to our normal limits are dependent upon our ability to obtain acceptable reinsurance coverage for our risk with an older insured.

You may have requested that we back-date a policy up to six months to allow the insured person to give proof of a younger age for the purposes of your policy. Except for cash on delivery policies, we generally will not reissue a policy to change the policy date.

Important Information About the Term Insurance Rider. It may be to your economic advantage to include part of your insurance coverage under the Term Insurance Rider. Working with your agent/registered representative, consider the factors described in the **Term Insurance Rider** section of this prospectus, page 42, when deciding the appropriate usage of the Term Insurance Rider for your particular situation.

Premium Payments

Premium payments are flexible and you may choose the amount and frequency of premium payments, within limits, including:
- We may refuse to accept any premium less than $25.00;
- You cannot pay additional premiums after age 100;
- We may refuse to accept any premium that would disqualify your policy as life insurance under Section 7702 of the Internal Revenue Code;
- We may refuse to accept any premium that would cause your policy to become a modified endowment contract under Section 7702A of the Internal Revenue Code without your prior written acknowledgement accepting your policy as a modified endowment contract; and
- We may refuse to accept any premium that does not comply with our anti-money laundering program. **See Anti-Money Laundering, page 72.**

After we deduct the premium expense charge from your premium payments, we apply the remaining net premium to your policy as described below.

A premium payment is received by us when it is received at our offices. After you have paid your minimum initial premium, we suggest you send payments directly to us, rather than through your agent/registered representative, to assure the earliest crediting date.

Insurance coverage does not begin until we receive your minimum initial premium. The minimum initial premium is generally equal to at least the minimum premiums for the first three months. The minimum premium is based on monthly rates that vary according to the insured person's gender, risk class and age. Optional rider benefits have their own minimum premium rates. If you authorize premiums to be paid by electronic funds transfer, we will issue a policy upon receipt of the minimum premium for the first month and the required completed electronic funds transfer forms.

Your policy will indicate the minimum premium that applies to you. You are not required to pay the minimum premium, but payment of the minimum premium will keep your policy in force during either the Basic or the Supplemental Death Benefit Guarantee period. **See Death Benefit Guarantees, page 38. Payment of the minimum premium may or may not be enough to keep your policy in force beyond either the Basic or Supplemental Death Benefit Guarantee period.** Additionally, you may need to pay more than the minimum premium to keep the Extended Death Benefit Guarantee in force. **See Extended Death Benefit Guarantee Rider, page 41.**

Premium Payments Affect Your Coverage. During any applicable death benefit guarantee period, the death benefit guarantee lasts only if your cumulative premium payments to the next monthly processing date, minus any partial withdrawals or loans, are at least equal to the sum of minimum premium payments applicable to the guarantee. If they are not and your surrender value is not enough to pay the periodic fees and charges, when due, then your policy will enter the 61-day grace period and you must make a sufficient premium payment to avoid lapse and loss of insurance coverage. **See Lapse, page 60.**

Allocation of Net Premium. Until your initial net premium is allocated as described below, we hold premiums in a general suspense account. Premiums held in this suspense account do not earn interest.

We apply the initial net premium to your policy after all of the following conditions have been met:
- We receive the required initial minimum premium;
- All issue requirements have been received by Customer Service; and
- We approve your policy for issue.

We allocate your initial net premium in the subaccount that invests in the Voya Government Liquid Assets Portfolio on the valuation date next following your policy date. We later transfer the amount held in this subaccount to the fixed account and the available subaccounts that you have selected subaccounts, based on your most recent premium allocation instructions. This transfer will generally occur on the sixteenth day following your policy date.

All net premiums we receive after this period are allocated to your policy on the valuation date of receipt. We will use your most recent premium allocation instructions specified in whole percentages totaling 100.00%. If your most recent premium allocation instructions includes a mutual fund that corresponds to a subaccount that is closed to new investment (we will notify you in advance by a supplement to this prospectus if we close a subaccount) or is otherwise unavailable, net premium received that would have been allocated to the subaccount corresponding to the closed or otherwise unavailable mutual fund may be automatically allocated among all the other available subaccounts according to your most recent allocation instructions. If your most recent allocation instructions do not include any available funds, you must provide us with alternative allocation instructions or the premium payment will be returned to you. You may give us alternative allocation instructions by contacting Customer Service. Your failure to provide us with alternative allocation instructions before we return your premium payment(s) may result in your policy entering the 61 day grace period and/or your policy lapsing without value. **See Lapse, page 60, for more information about how to keep your policy from lapsing. See also Reinstatement, page 61, for more information about how to put your policy back in force if it has lapsed.**

Free Look Period

You have the right to examine your policy and return it to us (for any reason) within the period shown in the policy. The period during which you have this right is called the free look period and starts on the date you receive your policy. If you request a free look refund or return your policy to us within the free look period, we cancel it as of your policy date.

If you cancel your policy during the free look period you will receive a refund as determined by state law. Generally, there are two types of free look refunds:
- Some states require a return of all premium we have received; and
- Other states require a return of the current policy value plus a refund of any fees and charges deducted.

The free look refund that applies in your state is set forth in your policy.

Fees and Charges

We deduct fees and charges under the policy to compensate us for:
- Providing the insurance benefits of the policy (including any rider benefits);
- Administering the policy;
- Assuming certain risks in connection with the policy; and
- Incurring expenses in distributing the policy.

The amount of a fee or charge may be more or less than the cost associated with the service or benefit. Accordingly, excess proceeds from one fee or charge may be used to make up a shortfall on another fee or charge, and we may earn a profit on one or more of these fees and charges. We may use any such profits for any proper corporate purpose, including, among other things, payments of sales expenses.

Transaction Fees and Charges

We deduct the following transaction fees and charges from your policy value each time you make certain transactions.

Premium Expense Charge. We deduct a premium expense charge from each premium payment we receive. This charge is 5.00% of each premium payment.

This charge helps offset:
- The expenses we incur in selling the policy;
- The costs of various state and local taxes. We pay state and local taxes in almost all states. These taxes vary in amount from state to state and may vary from jurisdiction to jurisdiction within a state; and
- The cost associated with the federal income tax treatment of our deferred acquisition costs. This cost is determined solely by the amount of life insurance premium we receive.

Partial Withdrawal Fee. We deduct a partial withdrawal fee each time you take a partial withdrawal from your policy. The amount of this fee is currently $10.00, but we reserve the right to deduct up to $25.00 for each partial withdrawal. We deduct the partial withdrawal fee proportionately from your remaining fixed and variable account values.

This fee helps offset the expenses we incur when processing a partial withdrawal.

Surrender Charge. We deduct a surrender charge during the first ten policy years or the first ten years after an increase in your insurance coverage when you:
- Surrender your policy; or
- Allow your policy to lapse.

The amount of the surrender charge depends on the surrender charge rates.

When you purchase a policy or increase your insurance coverage, we set surrender charge rates based on the gender, age and risk class of the insured person. The initial surrender charge decreases uniformly each month to zero at the end of the tenth policy year. For any requested increase in your insurance coverage, an additional surrender charge begins at zero, increases uniformly each month until it reaches the maximum after three years and then reduces uniformly each month until it becomes zero at the end of the tenth policy year. **See Changes in the Amount of Your Insurance Coverage, page 33.** Surrender charge rates will not exceed $50.50 per $1,000.00 of insurance coverage and the rates that apply to you are set forth in your policy. **See the Transaction Fees and Charges table beginning on page 8 for the minimum and maximum surrender charge rates and the rates for a representative insured person.**

In the early policy years the surrender charge usually exceeds the policy value because the surrender charge is usually more than the cumulative minimum premiums minus policy fees and charges. Therefore, you should purchase a policy only if you intend and have the financial capability to keep the policy in force for a substantial period of time.

This charge helps offset the expenses we incur in selling the policy.

Transfer Charge. We currently do not assess a charge for transfers between any of the investment options. We reserve the right, however, to charge up to $25.00 for each transfer. Transfers associated with policy loans, the dollar cost averaging or automatic rebalancing programs, exercise of the Overloan Lapse Protection Rider benefit or the exercise of conversion rights will not count as transfers when calculating any applicable transfer charge.

This charge helps offset the expenses we incur when processing transfers.

Excess Illustration Fee. We currently do not assess this fee, but unless prohibited under state law, we reserve the right to assess a fee of up to $50.00 for each illustration of your policy values you request after the first each policy year.

This fee helps offset the costs we incur when processing requests for excess illustrations.

Excess Annual Report Fee. We currently do not assess this fee, but we reserve the right to assess a fee of up to $50.00 for each annual report you request after the first each policy year.

This fee helps offset the costs we incur when processing requests for excess annual reports.

Periodic Fees and Charges

We deduct the following periodic fees and charges from your policy value on the monthly processing date. The monthly processing date is the same date each month as your policy date. If that date is not a valuation date, then the monthly processing date is the next valuation date.

> In the policy form the "monthly processing date" is referred to as the "Monthly Anniversary."

Cost of Insurance. The cost of insurance charge is equal to our current monthly cost of insurance rates multiplied by the net amount at risk for each segment of your insurance coverage. The net amount at risk as calculated on each monthly processing date equals the difference between:

- Your current base death benefit, discounted to take into account one month's interest earnings at an assumed 3.00% annual interest rate; and
- Your policy value minus the periodic fees and charges due on that date, other than cost of insurance charges.

Monthly cost of insurance rates are based on the insured person's age at issue, gender, risk class and amount of insurance coverage on the policy date and each date you increase your insurance coverage (a "segment date") and the policy year. They will not, however, be greater than the guaranteed cost of insurance rates shown in the policy, which are based on the 1980 Commissioner's Standard Ordinary Sex Distinct Mortality Tables. We will apply unisex rates where appropriate under the law. This currently includes the state of Montana. The rates that apply to you are set forth in your policy. **See the Periodic Fees and Charges table beginning on page 9 for the minimum and maximum cost of insurance rates and the rates for a representative insured person.**

Separate cost of insurance rates apply to each segment of your insurance coverage and your riders. The maximum rates for the initial and each new segment of your insurance coverage will be printed in your policy schedule pages.

The cost of insurance charge varies from month to month because of changes in your net amount at risk, changes in your death benefit and the increasing age of the insured person. The net amount at risk is affected by the same factors that affect your policy value, namely:
- The net premium applied to your policy;
- The fees and charges we deduct;
- Any partial withdrawals you take;
- Interest earnings on the amounts allocated to the fixed account;
- Interest earned on amounts held in the loan account; and
- The investment performance of the funds underlying the subaccounts of the variable account.

We calculate the net amount at risk separately for each segment of your insurance coverage.

The cost of insurance charge compensates us for the ongoing costs of providing insurance coverage, including the expected cost of paying death proceeds that may be more than your policy value.

Administrative Charge. The monthly administrative charge is currently $8.25 and is guaranteed not to exceed $12.00. The administrative charge compensates us for the costs associated with administering the policies.

Monthly Amount Charge. During the first ten policy years (and for ten years following a requested increase in insurance coverage) we will deduct a monthly charge per $1,000.00 of insurance coverage. For a policy issued in New Jersey, the elimination of these charges after the first ten policy years (or the first ten years following a requested increase in insurance coverage) is not guaranteed, and these charges may be assessed for the duration of the policy. The monthly amount charge is based on the insured person's age at issue, gender, risk class and amount of insurance coverage on the policy date and on each segment date, as appropriate. Any decrease in insurance coverage or any change in insurance coverage resulting from a change in the death benefit option will not affect the monthly amount charge. The rates that apply to you are set forth in your policy. **See the Periodic Fees and Charges table beginning on page 9 for the minimum and maximum monthly amount charge rates and the rates for a representative insured person.**

The monthly amount charge helps compensate us for expenses relating to the distribution of the policy, including agents' commissions, advertising and the printing of the prospectus and sales literature for new sales of the policy. A portion of this charge may also contribute to company profits.

Mortality and Expense Risk Charge. The monthly mortality and expense risk charge is 0.02917% (0.35% annually) of your variable account value after all other monthly fees and charges are deducted. We guarantee that the monthly mortality and expense risk charge will not exceed 0.05% (0.60% annually) of your variable account value after all other monthly fees and charges are deducted.

This charge helps compensate us for the mortality and expense risks we assume when we issue a policy. The mortality risk is that insured people, as a group, may live less time than we estimated. The expense risk is that the costs of issuing and administering the policies and operating the subaccounts of the variable account are greater than we estimated.

Rider Fees and Charges

There may be separate fees and charges if you add any optional rider benefits or exercise certain automatic rider benefits. For more information about rider benefits and the applicable fees and charges, **see the Optional Rider Fees and Charges table beginning on page 11 and the Optional Rider Benefits section on page 40. See also the Transaction Fees and Charges table beginning on page 8 and the Automatic Rider Benefits section on page 44.**

Waiver and Reduction of Fees and Charges

We may waive or reduce any of the fees and charges under the policy, as well as the minimum amount of insurance coverage set forth in this prospectus. Any waiver or reduction will be based on expected economies that result in lower sales, administrative or mortality expenses. For example, we may expect lower expenses in connection with sales to:
- Certain groups or sponsored arrangements (including our employees, certain family members of our employees, our affiliates and our appointed sales agents); or
- Our policyholders or the policyholders of our affiliated companies.

Any variation in fees and charges will be based on differences in costs or services and our rules in effect at the time. We may change our rules from time to time, but we will not unfairly discriminate in any waiver or reduction.

Fund Fees and Expenses

As shown in the fund prospectuses and described in the Fund Fees and Expenses table on page 13 of this prospectus, each underlying mutual fund deducts management/investment advisory fees from the amounts allocated to the funds. In addition, each underlying mutual fund deducts other expenses, which may include service fees that may be used to compensate service providers, including the company and its affiliates, for administrative and policy owner services provided on behalf of the fund. Furthermore, certain underlying mutual funds deduct a distribution or 12b-1 fee, which is used to finance any activity that is primarily intended to result in the sale of fund shares. Fund fees and expenses are deducted from the value of the fund shares on a daily basis, which in turn affects the value of each subaccount that purchases fund shares. Fund fees and expenses are one factor that impacts the value of a fund's shares. **To learn more about fund fees and expenses, the additional factors that can affect the value of a fund's shares and other important information about the funds, refer to the fund prospectuses.**

Less expensive share classes of the underlying mutual funds offered through this policy may be available for investment outside of this policy. You should evaluate the expenses associated with the underlying mutual funds available through this policy before making a decision to invest.

Revenue from the Funds

The company or its affiliates may receive compensation from each of the underlying mutual funds or from the funds' affiliates. This revenue may include:
- A share of the management fee;
- Service fees;
- For certain share classes, 12b-1 fees; and
- Additional payments (sometimes referred to as revenue sharing).

12b-1 fees are used to compensate the company and its affiliates for distribution related activity. Service fees and additional payments (sometimes collectively referred to as sub-accounting fees) help compensate the company, and its affiliates, for administrative, recordkeeping or other services that we provide to the funds or the funds' affiliates, such as:
- Communicating with customers about their fund holdings;
- Maintaining customer financial records;
- Processing changes in customer accounts and trade orders (e.g., purchase and redemption requests);
- Recordkeeping for customers, including subaccounting services;
- Answering customer inquiries about account status and purchase and redemption procedures;
- Providing account balances, account statements, tax documents and confirmations of transactions in a customer's account;
- Transmitting proxy statements, annual and semi-annual reports, fund prospectuses and other fund communications to customers; and
- Receiving, tabulating and transmitting proxies executed by customers.

The management fee, service fees and 12b-1 fees are deducted from fund assets. Any such fees deducted from fund assets are disclosed in the fund prospectuses. Additional payments, which are not deducted from fund assets and may be paid out of the legitimate profits of fund advisers and/or other fund affiliates, do not increase, directly or indirectly, fund fees and expenses, and we may use these additional payments to finance distribution.

The amount of revenue the company may receive from each of the underlying mutual funds or from the funds' affiliates may be substantial, although the amount and types of revenue vary with respect to each of the funds offered through the policy. This revenue is one of several factors we consider when determining the policy fees and charges and whether to offer a fund through our policies. **Fund revenue is important to the company's profitability, and it is generally more profitable for us to offer affiliated funds than to offer unaffiliated funds.**

Assets allocated to affiliated funds, meaning mutual funds managed by Directed Services LLC, Voya Investments, LLC or another company affiliate, generate the largest dollar amount of revenue for the company. Affiliated funds may also be subadvised by a company affiliate or by an unaffiliated third party. Assets allocated to unaffiliated funds, meaning funds managed by an unaffiliated third party, generate lesser, but still substantial dollar amounts of revenue for the company. The company expects to earn a profit from this revenue to the extent it exceeds the company's expenses, including the payment of sales compensation to our distributors.

Revenue Received from Affiliated Funds. The revenue received by the company from affiliated mutual funds may be based either on an annual percentage of average net assets held in the fund by the company or a share of the fund's management fee.

In the case of affiliated funds subadvised by unaffiliated third parties, any sharing of the management fee between the company and the affiliated investment adviser is based on the amount of such fee remaining after the subadvisory fee has been paid to the unaffiliated subadviser. Because subadvisory fees vary by subadviser, varying amounts of revenue are retained by the affiliated investment adviser and ultimately shared with the company. The sharing of the management fee between the company and the affiliated investment adviser does not increase, directly or indirectly, fund fees and expenses. The company may also receive additional compensation in the form of intercompany payments from an affiliated fund's investment adviser or the investment adviser's parent in order to allocate revenue and profits across the organization. The intercompany payments and other revenue received from affiliated funds provide the company with a financial incentive to offer affiliated funds through the policy rather than unaffiliated funds.

Additionally, in the case of affiliated funds subadvised by third parties, no direct payments are made to the company or the affiliated investment adviser by the subadvisers. However, subadvisers my provide reimbursement for employees of the company or its affiliates to attend business meetings or training conferences.

Revenue Received from Unaffiliated Funds. Revenue received from each of the unaffiliated mutual funds or their affiliates is based on an annual percentage of the average net assets held in that fund by the company. Some unaffiliated funds or their affiliates pay us more than others and some of the amounts we receive may be significant.

If the unaffiliated fund families currently offered through the policy that made payments to us were individually ranked according to the total amount they paid to the company or its affiliates in 2015 in connection with the registered variable life insurance policies issued by the company, that ranking would be as follows:
- Fidelity® Variable Insurance Product Portfolios;
- American Funds Insurance Series®;
- BlackRock V.I. Funds; and
- Neuberger Berman Advisers Management Trust.

If the revenues received from the affiliated funds were taken into account when ranking the funds according to the total dollar amount they paid to the company or its affiliates in 2015, the affiliated funds would be at the top of the list.

In addition to the types of revenue received from affiliated and unaffiliated funds described above, affiliated and unaffiliated funds and their investment advisers, subadvisers or affiliates may participate at their own expense in company sales conferences or educational and training meetings. In relation to such participation, a fund's investment adviser, subadviser or affiliate may help offset the cost of the meetings or sponsor events associated with the meetings. In exchange for these expense offset or sponsorship arrangements, the investment adviser, subadviser or affiliate may receive certain benefits and access opportunities to company representatives and wholesalers rather than monetary benefits. These benefits and opportunities may include, but are not limited to, co-branded marketing materials, targeted marketing sales opportunities, training opportunities at meetings, training modules for personnel and opportunities to host due diligence meetings for representatives and wholesalers.

Please note that certain management personnel and other employees of the company or its affiliates may receive a portion of their total employment compensation based on the amount of net assets allocated to affiliated funds. **See** *Distribution of the Policy***, page 79.**

Fund of Funds

Certain funds may be structured as "fund of funds." These funds may have higher fees and expenses than a fund that invests directly in debt and equity securities because they also incur the fees and expenses of the underlying funds in which they invest. These funds are affiliated funds, and the underlying funds in which they invest may be affiliated as well. The fund prospectuses disclose the aggregate annual operating expenses of each fund and its corresponding underlying fund or funds. These funds are identified in the list of funds available through the variable account on page 17.

Death Benefits

You decide the amount of life insurance protection you need, now and in the future. Generally, we require a minimum of $25,000.00 of coverage to issue your policy. We may lower this minimum for certain group, sponsored or corporate purchasers. The amount of insurance coverage in effect on your policy date is your initial coverage segment.

> In the policy form the amount of insurance coverage you select is referred to as the "Face Amount."

It may be to your economic advantage to include part of your insurance coverage under the Term Insurance Rider. **See Important Information About the Term Insurance Rider, page 43.**

Changes in the Amount of Your Insurance Coverage

Subject to certain limitations, you may change the amount of your insurance coverage. The change will be effective on the next monthly processing date after we receive your written request or the next monthly processing date after underwriting approval (if required), whichever is later.

There may be underwriting or other requirements that must be met before we will approve a change. After we approve your request to change the amount of insurance coverage under the policy, we will send a new policy schedule page to you. You should attach it to your policy. We may ask you to return your policy to Customer Service so that we can make this change for you.

Increases in the amount of your insurance coverage must be at least $5,000.00 and may be permitted until age 85.

A requested increase in insurance coverage will cause a new coverage segment to be created. A coverage segment or segment is a block of insurance coverage. Once we create a new segment, it is permanent unless the law requires differently.

Each new segment will have:
- A new surrender charge;
- New cost of insurance charges, guaranteed and current;
- A new monthly amount charge;
- A new incontestability period;
- A new suicide exclusion period; and
- A new minimum premium.

In determining the net amount at risk for each coverage segment, we allocate the policy value first to the initial segment and any excess to additional segments starting with the first.

You may not decrease the amount of your insurance coverage below $25,000.00. You cannot request a decrease in the amount of your insurance coverage more frequently than once every six months. Decreases in insurance coverage on policies with multiple coverage segments will be made in the following order:

1. From the most recent segment;
2. From the next more recent segments successively; and
3. From the initial segment.

Decreases in insurance coverage may result in:

- A shortened death benefit guarantee period if the Term Insurance Rider is attached;
- Reduced minimum premium amounts; and
- Reduced cost of insurance charges.

Decreases in insurance coverage will not result in reduced surrender or monthly amount charges.

We reserve the right to not approve a requested change in your insurance coverage that would disqualify your policy as life insurance under Section 7702 of the Internal Revenue Code. In addition, we may refuse to approve a requested change in your insurance coverage that would cause your policy to become a modified endowment contract under Section 7702A of the Internal Revenue Code without your prior written acknowledgment accepting your policy as a modified endowment contract. Decreasing the amount of insurance coverage under your policy could cause your policy to be considered a modified endowment contract. If this happens, prior and subsequent distributions from the policy (including loans) may be subject to adverse tax treatment. You should consult a tax and/or legal adviser before changing your amount of insurance coverage. **See Modified Endowment Contracts, page 64.**

Death Benefit Qualification Tests

The death benefit proceeds are generally not subject to federal income tax if your policy continues to meet the federal income tax definition of life insurance. Your policy will meet this definition of life insurance provided that it meets the requirements of either the guideline premium test or the cash value accumulation test.

When you apply for a policy you must choose either the guideline premium test or the cash value accumulation test to make sure your policy complies with the Internal Revenue Code's definition of "life insurance." You cannot change this choice once the policy is issued.

Guideline Premium Test. The guideline premium test requires that premium payments do not exceed certain statutory limits and your death benefit is at least equal to your policy value multiplied by a factor defined by law. The guideline premium test provides for a maximum amount of premium in relation to the death benefit and a minimum amount of death benefit in relation to policy value. The factors for the guideline premium test can be found in Appendix A to this prospectus.

Certain changes to a policy that uses the guideline premium test may allow the payment of premium in excess of the statutory limits in order to keep the policy from lapsing. In this circumstance, any such excess premium will be allocated to the fixed account in order for the policy to continue to meet the federal income tax definition of life insurance.

Cash Value Accumulation Test. The cash value accumulation test requires a policy's cash surrender value not to exceed the net single premium necessary to fund the policy's future benefits. Under the cash value accumulation test, there is generally no limit to the amount that may be paid in premiums as long as there is enough death benefit in relation to policy value at all times. The death benefit at all times must be at least equal to an actuarially determined factor, depending on the insured person's age, gender and risk class at any point in time, multiplied by the policy value. A description of how the cash value accumulation test factors are determined can be found in Appendix A to this prospectus.

Which Death Benefit Qualification Test to Choose. The guideline premium test limits the amount of premium that may be paid into a policy. If you do not desire to pay premiums in excess of the guideline premium test limitations, you should consider the guideline premium test.

The cash value accumulation test does not limit the amount of premium that may be paid into a policy. If you desire to pay premiums in excess of the guideline premium test limitations you should elect the cash value accumulation test. However, any premium that would increase the net amount at risk is subject to evidence of insurability satisfactory to us. Required increases in the minimum death benefit due to growth in policy value will generally be greater under the cash value accumulation test than under the guideline premium test. Required increases in the minimum death benefit will increase the cost of insurance under the policy, thereby reducing the policy value. We may limit the amount of coverage we will issue on the life of the insured person when the cash value accumulation test has been chosen.

Death Benefit Options

There are three death benefit options available under the base policy. You choose the option you want when you apply for the policy, but you may change that choice after the first policy year.

Option 1. Under death benefit Option 1, before age 100 the base death benefit is the greater of the amount of insurance coverage you have selected or your policy value multiplied by the appropriate factor from the definition of life insurance factors described in Appendix A. Under this option your base death benefit will remain level unless your policy value multiplied by the appropriate factor described in Appendix A exceeds the death benefit. In this case, your death benefit will vary as the policy value varies.

Option 2. Under death benefit Option 2, before age 100 the base death benefit is the greater of the amount of insurance coverage you have selected plus your policy value or your policy value multiplied by the appropriate factor from the definition of life insurance factors described in Appendix A. Under this option your base death benefit will vary as the policy value varies.

Option 3. Under death benefit Option 3, before age 100 the base death benefit is the greater of the amount of insurance coverage you have selected plus premiums paid minus withdrawals taken or your policy value multiplied by the appropriate factor from the definition of life insurance factors described in Appendix A. Under this option your base death benefit will vary as you pay premiums and take withdrawals or if your policy value multiplied by the appropriate factor described in Appendix A exceeds the death benefit.

In the policy form, death benefit "Option 1" is referred to as the "Level Amount Option" or "Option A"; death benefit "Option 2" is referred to as the "Variable Amount Option" or "Option B"; and death benefit "Option 3" is referred to as the "Face Amount Plus Premium Amount Option" or "Option C."

After age 100, the base death benefit under all options will generally be your policy value.

Which Death Benefit Option to Choose. If you are satisfied with the amount of your existing insurance coverage and prefer to have premium payments and favorable investment performance reflected to the maximum extent in the policy value and lower cost of insurance charges, you should choose Option 1. If you prefer to have premium payments and favorable investment performance reflected partly in the form of an increasing death benefit, you should choose Option 2. If you require a specific death benefit that would include a return of the premium paid, such as under an employer sponsored benefit plan, Option 3 may best meet your needs.

Changing Death Benefit Options. After the first policy year, you may change from death benefit Option 1 to Option 2, from death benefit Option 2 to Option 1 and, currently, from death benefit Option 3 to Option 1. Changes to death benefit Option 3 are not allowed after your policy is issued. Evidence of insurability is currently not required for death benefit option changes, but we reserve the right to require such evidence in the future.

Changing your death benefit option may reduce or increase your insurance coverage but will not change the amount of your base death benefit. We may not approve a death benefit option change if it reduces the amount of insurance coverage below the minimum we require to issue your policy. On the effective date of your option change, your insurance coverage will change as follows:

Change From:	Change To:	Insurance Coverage Following the Change:
Option 1	Option 2	• Your insurance coverage before the change minus your policy value as of the effective date of the change.
Option 2	Option 1	• Your insurance coverage before the change plus your policy value as of the effective date of the change.
Option 3	Option 1	• Your insurance coverage before the change plus the sum of all premium payments we have received minus all partial withdrawals you have taken as of the effective date of the change.

Your death benefit option change is effective on your next monthly processing date after we approve it.

After we approve your request, we send a new policy schedule page to you. You should attach it to your policy. We may ask you to return your policy to Customer Service so that we can make this change for you.

If a death benefit option change causes the amount of insurance coverage to change, no new coverage segment(s) is (are) created. Instead, the size of each existing segment(s) is (are) changed. If you change death benefit options, there is no change to the amount of term insurance coverage if you have added the Term Insurance Rider to your policy. **See Term Insurance Rider, page 42.**

If your death benefit option is changed to Option 1 because you exercised the Overloan Lapse Protection Rider, notwithstanding any other information in this section your insurance coverage following the change will equal your policy value immediately before the change minus the Overloan Lapse Protection Rider charge with the difference multiplied by the appropriate guideline premium test factor described in Appendix A.

Changing your death benefit option may have tax consequences. You should consult a tax and/or legal adviser before making changes.

Death Benefit Proceeds

After the insured person's death, if your policy is in force we pay the death benefit proceeds to the beneficiaries. The beneficiaries are the people you name to receive the death benefit proceeds from your policy. The death benefit proceeds are equal to:

- Your base death benefit; plus
- The amount of any rider benefits; minus
- Any outstanding policy loan and accrued loan interest; minus
- Any outstanding fees and charges incurred before the insured person's death; minus
- Any outstanding accelerated death benefit lien including accrued lien interest.

The death benefit is calculated as of the insured person's death and will vary depending on the death benefit option you have chosen.

Death Benefit Guarantees

The policy has three death benefit guarantees which provide that the policy will not lapse even if the surrender value is not enough to pay the periodic fees and charges each month.

In general, the two most significant benefits of the death benefit guarantees are:

- During the early policy years, the surrender value may not be enough to cover the periodic fees and charges due each month, so that the Basic or Supplemental Death Benefit Guarantee may be necessary to avoid lapse of the policy. This occurs when the surrender charge exceeds the policy value in these years. Likewise, if you request an increase in the amount of your insurance coverage, an additional surrender charge will apply for the ten years following the increase, which could create a similar possibility of lapse as exists during the early policy years; and
- To the extent the surrender value declines due to poor investment performance of the funds underlying the subaccounts of the variable account or due to an additional surrender charge after a requested increase in the amount of your insurance coverage, the surrender value may not be sufficient even in later policy years to cover the periodic fees and charges due each month. Accordingly, the Extended Death Benefit Guarantee may be necessary in later policy years to avoid lapse of the policy.

Basic Death Benefit Guarantee. The Basic Death Benefit Guarantee is standard on every policy. It provides a guarantee that your policy will not lapse during the guarantee period, provided your cumulative premium payments, minus any partial withdrawals or loans, are at least equal to the sum of minimum premium payments to the next monthly processing date. Your policy will specify the guarantee period. For a standard rated policy without any Term Insurance Riders, the death benefit guarantee period will expire when the insured reaches age 65 for issue ages 0 through 60, or at the end of five policy years for issue ages 61 through 80 or at the end of three policy years for issue ages 81 through 85. The guarantee period is shorter for substandard rated policies or if you have added the Term Insurance Rider to your policy. There is no charge for this guarantee.

You should consider the following in relation to the Basic Death Benefit Guarantee:
- The amount of the minimum premium for your policy is set forth in your policy (**see Premium Payments, page 23)**;
- The minimum premium for your policy is based on monthly rates that vary according to the insured person's gender, risk class and age;
- Even though you may pay less than the minimum premium amount, you may lose the significant protection provided by the Basic Death Benefit Guarantee by doing so;
- A loan may cause the termination of this guarantee because we deduct your loan amount from cumulative premiums paid when calculating whether you have paid sufficient premiums to keep the guarantee in effect; and
- Even if the Basic Death Benefit Guarantee terminates, your policy will not necessarily lapse (**see Lapse, page 60**).

We will notify you if on any monthly processing date you have not paid enough premium to maintain the Basic Death Benefit Guarantee. This notice will show the amount of premium required to maintain this guarantee. If we do not receive the required premium payment within 61 days from the date of our notice, the Basic Death Benefit Guarantee will terminate.

You may reinstate the Basic Death Benefit Guarantee during the first five policy years, provided that you pay additional premium equal to the sum of the minimum premium due since the policy date, including the minimum premium for the current monthly processing date.

The amount necessary to reinstate the Basic Death Benefit Guarantee may exceed the amount needed to create sufficient surrender value to pay any periodic fees and charges due each month.

Supplemental Death Benefit Guarantee. The Supplemental Death Benefit Guarantee is standard on every policy. There is no charge for this guarantee. **See Supplemental Death Benefit Guarantee Rider, page 47.**

Extended Death Benefit Guarantee Rider. The Extended Death Benefit Guarantee Rider is an optional rider benefit that may be added by rider only when you apply for the policy. There is no charge for this rider. **See Extended Death Benefit Guarantee Rider, page 41.**

Additional Insurance Benefits

Your policy may include additional insurance benefits, attached by rider. There are two types of riders:
- Those that provide optional benefits that you must select before they are effective; and
- Those that automatically come with the policy.

The following information does not include all of the terms and conditions of each rider, and you should refer to the rider to fully understand its benefits and limitations. We may offer riders not listed here. Not all riders may be available under your policy. Contact your agent/registered representative for a list of riders and their availability.

Optional Rider Benefits

The following riders may have an additional cost, but you may cancel optional riders at any time. *Adding or canceling riders may have tax consequences*. **See Modified Endowment Contracts, page 64.**

Accidental Death Benefit Rider. The Accidental Death Benefit Rider provides an additional insurance benefit if the insured person dies from an accidental injury before age 70. You may apply for this rider when you apply for the base policy or any time after the policy is issued. The minimum amount of coverage under this rider is $5,000.00. The maximum amount of coverage is $300,000.00, but may be less depending on the age of the insured person.

You should consider the following when deciding whether to add the Accidental Death Benefit Rider to your policy:
- Subject to certain limits, you can increase the amount of coverage under this rider after the second policy year;
- You can decrease the amount of coverage under this rider after the second policy year;
- The minimum premium for this rider is based on monthly rates that vary according to the insured person's risk class and age;
- The current cost of insurance rates for this rider are different than those for the base policy (**see the Optional Rider Fees and Charges table beginning on page 11**);
- The policy's periodic fees and charges do not apply to coverage under this rider; and
- This rider does not have a surrender charge.

Additional Insured Rider. The Additional Insured Rider provides level term insurance coverage to age 100 of the insured person on a family member of the insured person. You may only add this rider when you apply for the base policy. The minimum amount of coverage under this rider is $100,000.00.

You should consider the following when deciding whether to add the Additional Insured Rider to your policy:

- You cannot increase the amount of coverage under this rider after issue;
- You can decrease the amount of coverage under this rider after the second policy year;
- The minimum premium for this rider is based on monthly rates that vary according to the insured person's gender, risk class and age;
- The current cost of insurance rates for this rider are different than those for the base policy (**see the Optional Rider Fees and Charges table beginning on page 11**);
- The policy's periodic fees and charges do not apply to coverage under this rider; and
- This rider does not have a surrender charge.

Additionally, before age 75 of the additional insured you can convert the coverage under this rider to any other whole life policy we offer at the time. No evidence of insurability will be required for the new whole life policy, and the premiums and cost of insurance charges for this new policy will be based on the insured person's age at the time of conversion.

Children's Insurance Rider. The Children's Insurance Rider provides up to $10,000.00 of term life insurance coverage on the life of each of the insured person's children. You may add this rider when you apply for the base policy or any time after your policy is issued. The maximum amount of coverage under this rider is $10,000.00. The minimum amount of coverage under this rider is $1,000.00.

You should consider the following when deciding whether to add the Children's Insurance Rider to your policy:

- Term coverage under this rider is available to age 25 of each child (or for 25 years from the issue date of this rider, if earlier);
- The current cost of insurance rates for this rider are different than those for the base policy (**see the Optional Rider Fees and Charges table beginning on page 11**);
- Subject to certain limits you may increase insurance coverage under this rider; and
- Decreases in the amount of insurance coverage under this rider are allowed, but at least six months must elapse between decreases.

Extended Death Benefit Guarantee Rider. The Extended Death Benefit Guarantee Rider provides a guarantee that your policy will not lapse before age 100 provided your cumulative premium payments, minus any partial withdrawals or loans, are at least equal to the sum of Extended Death Benefit Guarantee premium payments to the next monthly processing date. There is no charge for this rider.

You should consider the following when deciding whether to add the Extended Death Benefit Guarantee Rider to your policy:

- You may add this rider only when you apply for the base policy;
- The Extended Death Benefit Guarantee period begins at the end of the Basic Death Benefit Guarantee period;
- The minimum premium for this rider is set forth in your policy;
- The minimum premium for this rider is based on monthly rates that vary according to the insured person's gender, risk class and age;
- This rider may not be available for certain risk classes;
- A loan may cause the termination of this guarantee because we deduct your loan amount from cumulative premiums paid when calculating whether you have paid sufficient premiums to keep the guarantee in effect; and
- Even if the Extended Death Benefit Guarantee terminates, your policy will not necessarily lapse (**see Lapse, page 60**).

We will notify you if on any monthly processing date you have not paid enough premium to keep this rider in force. This notice will show the amount of premium required to maintain this rider benefit. If we do not receive the required premium payment within 61 days from the date of our notice, the rider will terminate. If this rider terminates, it cannot be reinstated.

Term Insurance Rider. The Term Insurance Rider provides an additional level term insurance benefit if the insured person dies before age 100. You may apply for this rider only when you apply for the base policy and the minimum amount of coverage under this rider is $100,000.00. The maximum amount is no more than three times the amount of insurance coverage selected under the base policy.

You should consider the following when deciding whether to add the Term Insurance Rider to your policy:

- You cannot increase the amount of coverage under this rider after issue;
- You can decrease the amount of coverage under this rider after the first policy year;
- The minimum premium for this rider is based on monthly rates that vary according to the insured person's gender, risk class and age;
- The current cost of insurance rates for this rider are generally less than those for the base policy (**see the Optional Rider Fees and Charges table beginning on page 11**);
- The policy's periodic fees and charges do not apply to coverage under this rider;
- This rider does not have a surrender charge; and
- Adding this rider will shorten the death benefit guarantee periods of the base policy.

Additionally, you can transfer your coverage under this rider to your base policy without evidence of insurability any time after the tenth policy year if your base death benefit is equal to your policy value multiplied by the appropriate factor described in Appendix A. Cost of Insurance rates for this new coverage segment will be the same as the cost of insurance rates for the initial coverage segment. No surrender charge or monthly amount charge will apply to this new coverage segment of the base policy.

Important Information about the Term Insurance Rider

It may be to your economic advantage to include part of your insurance coverage under the Term Insurance Rider. Working with your agent/registered representative, consider the following when deciding whether to include coverage under the Term Insurance Rider and in what proportion to the total amount of coverage under your policy.

Cost of Insurance and Other Fees and Charges. The cost of insurance rates and other fees and charges affect the value of your policy. The lower the cost of insurance and other fees and charges, the greater the policy's cash value. Accordingly, please be aware that:

- The current cost of insurance rates for coverage under the Term Insurance Rider are generally less than the current cost of insurance rates for coverage under the base policy;
- The guaranteed maximum cost of insurance rates for coverage under the Term Insurance Rider are generally the same as the guaranteed maximum cost of insurance rates for coverage under the base policy; and
- Some policy fees and charges that apply to coverage under the base policy may not apply to coverage under the Term Insurance Rider.

Features and Benefits. Certain features and benefits are limited or unavailable if you have Term Insurance Rider coverage, including:

- Death Benefit Guarantees; and
- Cost of Living Rider Benefits.

Compensation. We generally pay more compensation to your agent/registered representative on premiums paid for coverage under the base policy than we do on premiums paid for coverage under the Term Insurance Rider. **See** *Distribution of the Policy*, **page 79.**

With these factors in mind, you should discuss with your agent/registered representative how the use of the Term Insurance Rider will affect the costs, benefits, features and performance of your policy. You should also review illustrations based on different combinations of base policy and Term Insurance Rider coverage so that you can decide what combination best meets your needs. The foregoing discussion does not contain all of the terms and conditions or limitations of coverage under the base policy or the Term Insurance Rider, and you should read them carefully to fully understand their benefits and limitations.

Waiver of Monthly Deduction Rider. Subject to certain limits, the Waiver of Monthly Deduction Rider provides that the policy's periodic fees and charges are waived while the insured person is totally disabled according to the terms of the rider. You may add this rider when you apply for the base policy or any time after your policy is issued, but it may not be added after the insured person reaches age 55.

You should consider the following when deciding whether to add the Waiver of Monthly Deduction Rider to your policy:

- The current cost of insurance rates for this rider are different than those for the base policy (**see the Optional Rider Fees and Charges table beginning on page 11**); and
- If death benefit Option 1 is in effect at the end of the first six months of total disability, your death benefit option will automatically be changed to Option 2. There will be no automatic change if Option 3 is in effect at the end of the first six months of total disability.

Your policy may contain either the Waiver of Monthly Deduction Rider or the Waiver of Specified Premium Rider, but not both. Also, you may not change from one of these riders to the other after your policy is issued.

Waiver of Specified Premium Rider. Subject to certain limits, the Waiver of Specified Premium Rider provides that a specified amount of premium will be credited to the policy each month while the insured person is totally disabled according to the terms of the rider. You may add this rider when you apply for the base policy or any time after your policy is issued, but it may not be added after the insured person reaches age 55.

You should consider the following when deciding whether to add the Waiver of Specified Premium Rider to your policy:

- The current cost of insurance rates for this rider are different than those for the base policy (**see the Optional Rider Fees and Charges table beginning on page 11**);
- If there is an increase in the specified premium or an increase in the amount of insurance coverage that results in an increase in specified premium, the new specified premium will be subject to underwriting approval; and
- You may not increase your insurance coverage while benefits are being paid under the terms of this rider.

This rider cannot be added to a policy that uses the cash value accumulation test.

Your policy may contain either the Waiver of Monthly Specified Premium Rider or the Waiver of Monthly Deduction Rider, but not both. Also, you may not change from one of these riders to the other after your policy is issued.

Automatic Rider Benefits

The following rider benefits may come with your policy automatically, depending on your age and/or risk class. There may be an additional charge if you choose to exercise any of these rider benefits, and exercising the benefits may have tax consequences. **See Rider Fees and Charges, page 29, and Accelerated Death Benefit Rider, page 45.**

Accelerated Death Benefit Rider. Under certain circumstances, the Accelerated Death Benefit Rider allows you to accelerate payment of the eligible death benefit that we otherwise would pay upon the insured person's death. Generally, we will provide an accelerated benefit under this rider if the insured person has a terminal illness that will result in his or her death within 12 months, as certified by a physician. The accelerated benefit may not be more than 50.00% of the amount that would be payable at the death of the insured person, and the accelerated benefit will first be used to pay off any outstanding policy loans and interest due. The remainder of the accelerated benefit will be paid to you in a lump sum.

Consider the following when deciding whether to accelerate the death benefit under this rider:

- We assess an administrative charge of up to $300.00 when we pay the accelerated benefit (**see the Transaction Fees and Charges table beginning on page 8**);
- When we pay the accelerated benefit, we establish a lien against your policy equal to the amount of the accelerated benefit, plus the amount of the administrative charge, plus interest on the lien;
- Any subsequent death benefit proceeds payable under the policy will first be used to repay the lien;
- Withdrawals, loans and any other access to the policy value will be reduced by the amount of the lien;
- Accelerating the death benefit will not affect the amount of premium payable on the policy and any premiums required to keep the policy in force that are not paid by you will be added to the lien; and
- There may be tax consequences to requesting payment under this rider, and you should consult with a tax and/or legal adviser for further information.

Certain limitations and restrictions are described in the rider. Additionally, the benefit may vary by state. You should consult your agent/registered representative as to whether and to what extent the rider is available in your particular state and on any particular policy.

Cost of Living Rider. The Cost of Living Rider provides optional increases in the amount of base insurance coverage on the life of the insured person every two years without evidence of insurability. Increases are based on increases in the cost of living as measured by the Consumer Price Index.

You should consider the following when deciding whether to accept a cost of living adjustment to your policy:

- On each date the amount of insurance increases under this rider, the periodic fees and charges under the policy will increase to account for the increased costs of insurance and the increased Waiver of Monthly Deduction Rider benefit, if applicable;
- The minimum premium for the death benefit guarantees will increase, unless otherwise directed, on each date the amount of insurance increases under this rider; and
- If the insured person is under age 21 and you choose not to accept a cost of living adjustment, we will not offer any further increases until the policy anniversary on or next following the insured person's 21st birthday. However if you choose not to accept a cost of living adjustment and the insured person is over the age of 21, this rider will automatically terminate as to future increases.

Overloan Lapse Protection Rider. The Overloan Lapse Protection Rider is a benefit you may exercise to guarantee that your policy will not lapse even if your surrender value or unloaned policy value, as applicable, is not enough to pay the periodic fees and charges when due. This rider may help you keep your policy in force and avoid tax consequences resulting from your policy lapsing with a loan outstanding. **See Distributions Other than Death Benefits, page 64.**

You may exercise this rider benefit by written request if all of the following conditions are met:

- At least 15 policy years have elapsed since your policy date;
- The insured person is at least age 75;
- Your loan account value is equal to or greater than the amount of insurance coverage selected under the base policy plus the amount of Term Insurance Rider coverage, if any;
- Your loan account value less any unearned loan interest does not exceed your policy value less the transaction charge for this rider **(see Loan Account Value, page 50; see also Loan Interest, page 51)**;
- Exercise of this rider does not cause your policy to become a modified endowment contract under Section 7702A of the Internal Revenue Code **(see Modified Endowment Contracts, page 64);** and
- Exercise of this rider does not cause your policy to violate the statutory premium limits allowed under the guideline premium test **(see Death Benefit Qualification Tests, page 34)**.

We will notify you if you meet all of these conditions and explain the consequences of choosing to exercise this rider.

You should consider the following consequences when deciding whether to exercise the Overloan Lapse Protection Rider:

- On the monthly processing date on or next following the date we receive your request to exercise this rider:
  - ▷ We will assess a onetime transaction charge. This charge equals 3.50% of your policy value **(see the Transaction Fees and Charges Table beginning on page 8)**;
  - ▷ If another death benefit option is in effect, the death benefit option will automatically be changed to death benefit Option 1 **(see Death Benefit Options, page 35)**;
  - ▷ The amount of insurance coverage after exercise of this rider will equal your policy value (less the transaction charge) multiplied by the guideline premium test factor described in Appendix A;
  - ▷ Amounts allocated to the subaccounts of the variable account will be transferred to the fixed account; and
  - ▷ All optional benefit riders will be terminated.
- Insurance coverage under your policy will continue in force, subject to the following limitations and restrictions:
  - ▷ We will continue to deduct monthly periodic fees and charges (other than the Mortality and Expense Risk charge which will no longer apply);
  - ▷ You may not make any further premium payments;
  - ▷ Any unpaid loan interest will be added to your loan account balance;
  - ▷ You may not make any future transfers from the fixed account to the subaccounts of the variable account;
  - ▷ You may not add any additional benefits by rider in the future; and
  - ▷ You may not increase or decrease the amount of insurance coverage, change the death benefit option or make any partial withdrawals.

This benefit may vary by state. You should consult your agent/registered representative as to whether and to what extent the rider is available in your particular state and on any particular policy.

Supplemental Death Benefit Guarantee Rider. The Supplemental Death Benefit Guarantee Rider provides a guarantee that your policy will not lapse during the Supplemental Death Benefit Guarantee period if on each monthly processing date since the policy date your cumulative premium payments, minus any partial withdrawals or loans, are at least equal to 70.00% of the sum of minimum monthly premium payments to the next monthly processing date. The supplemental guarantee period begins on the policy date and is equal to the death benefit guarantee period shown in your policy, multiplied by 70.00% and rounded to the lower whole number of policy years. The supplemental guarantee period may not exceed ten policy years. There is no charge for this guarantee.

You should consider the following in relation to the Supplemental Death Benefit Guarantee:

- Even though you may pay less than the minimum premium amount, you may lose the significant protection provided by the Supplemental Death Benefit Guarantee by doing so;
- A loan may cause the termination of this guarantee because we deduct your loan amount from cumulative premiums paid when calculating whether you have paid sufficient premiums to keep the guarantee in effect; and
- Even if the Supplemental Death Benefit Guarantee terminates, your policy will not necessarily lapse (**see Lapse, page 60**).

We will notify you if on any monthly processing date you have not paid enough premium to maintain the Supplemental Death Benefit Guarantee. This notice will show the amount of premium required to maintain this guarantee. If we do not receive the required premium payment within 61 days from the date of our notice, the Supplemental Death Benefit Guarantee Rider will terminate. If the Supplemental Death Benefit Guarantee Rider terminates, it cannot be reinstated.

Policy Value

Your policy value equals the sum of your fixed account and variable account values. Your policy value reflects:

- The net premium applied to your policy;
- The fees and charges that we deduct;
- Any partial withdrawals you take;
- Interest earned on amounts allocated to the fixed account; and
- The investment performance of the mutual funds underlying the subaccounts of the variable account.

Variable Account Value

Your variable account value equals your policy value attributable to amounts invested in the subaccounts of the variable account.

> In the policy form the "policy value" is referred to as the "Accumulation Value," the "fixed account value" is referred to as the "Fixed Accumulation Value," and the "variable account value" is referred to as the "Variable Accumulation Value."

Determining Values in the Subaccounts. The value of the amount invested in each subaccount is measured by accumulation units and accumulation unit values. The value of each subaccount is the accumulation unit value for that subaccount multiplied by the number of accumulation units you own in that subaccount. Each subaccount has a different accumulation unit value.

The accumulation unit value is the value determined on each valuation date. The accumulation unit value of each subaccount varies with the investment performance of its underlying mutual fund. It reflects:

- Investment income;
- Realized and unrealized gains and losses;
- Fund expenses (including fund redemption fees, if applicable); and
- Taxes, if any.

A valuation date is a date on which a mutual fund values its shares and the New York Stock Exchange is open for business, except for days on which valuations are suspended by the SEC. Each valuation date ends at 4:00 p.m. Eastern time. We reserve the right to revise the definition of valuation date as needed in accordance with applicable federal securities laws and regulations.

You purchase accumulation units when you allocate premium or make transfers to a subaccount, including transfers from the loan account.

We redeem accumulation units:

- When amounts are transferred from a subaccount (including transfers to the loan account);
- For the monthly deduction of the periodic fees and charges from your variable account value;
- For policy transaction fees;
- When you take a partial withdrawal;
- If you surrender your policy; and
- To pay the death benefit proceeds.

To calculate the number of accumulation units purchased or sold we divide the dollar amount of your transaction by the accumulation unit value for the subaccount calculated at the close of business on the valuation date of the transaction.

The date of a transaction is the date Customer Service receives your premium or transaction request, so long as the date of receipt is a valuation date. We use the accumulation unit value that is next calculated after we receive your premium or transaction request and we use the number of accumulation units attributable to your policy on the date of receipt.

We deduct the periodic fees and charges each month from your variable account value on the monthly processing date. If your monthly processing date is not a valuation date, the monthly deduction is processed on the next valuation date.

The value of amounts allocated to the subaccounts goes up or down depending on the investment performance of the corresponding mutual funds. **There is no guaranteed minimum value of amounts invested in the subaccounts of the variable account.**

How We Calculate Accumulation Unit Values. We determine the accumulation unit value for each subaccount on each valuation date.

We generally set the accumulation unit value for a subaccount at $10.00 when the subaccount is first opened. After that, the accumulation unit value on any valuation date is:

- The accumulation unit value for the preceding valuation date; multiplied by
- The subaccount's accumulation experience factor for the valuation period.

Every valuation period begins at 4:00 p.m. Eastern time on a valuation date and ends at 4:00 p.m. Eastern time on the next valuation date. We reserve the right to revise the definition of valuation date as needed in accordance with applicable federal securities laws and regulations.

We calculate an accumulation experience factor for each subaccount every valuation date as follows:

- We take the net asset value of the underlying fund shares as reported to us by the fund managers as of the close of business on that valuation date;
- We add dividends or capital gain distributions declared and reinvested by the fund during the current valuation period;
- We subtract a charge for taxes, if applicable; and
- We divide the resulting amount by the net asset value of the shares of the underlying fund at the close of business on the previous valuation date.

Fixed Account Value

Your fixed account value equals the net premium you allocate to the fixed account, plus interest earned, minus amounts you transfer out or withdraw. It may be reduced by fees and charges assessed against your policy value. **See The Fixed Account, page 20.**

Loan Account Value

When you take a loan from your policy we transfer your loan amount to the loan account as collateral for your loan. Your loan amount includes interest payable in advance to the next policy anniversary. The loan account is part of our general account and we credit interest on amounts held in the loan account. Your loan account value is equal to your outstanding loan amount plus any interest credited on the loan account value. **See Loans, page 50**.

> In the policy form the "loan account value" is referred to as the "Loan Amount."

Special Features and Benefits

Loans

You may borrow money from us using your policy as collateral for the loan. We reserve the right to limit borrowing during the first policy year. Unless state law requires otherwise, each new loan amount must be at least $500 and may not exceed 1 minus 2 where:

1 = 90.00% (100.00% after age 65) of the policy value less any surrender charge; and

2 = The existing loan amount.

If your policy is in force as paid-up life insurance, the amount you may borrow is limited to the surrender value as of the next policy anniversary.

When you take a loan, we transfer an amount equal to your loan to the loan account. The loan account is part of our general account specifically designed to hold collateral for policy loans and interest.

Your loan request must be directed to Customer Service. When you request a loan you may specify the investment options from which the loan collateral will be taken. If you do not specify the investment options, the loan collateral will be taken proportionately from each active investment option you have, including the fixed account.

If you request an additional loan, we add the new loan amount to your existing loan. This way, there is only one loan outstanding on your policy at any time.

Loan Interest. We credit amounts held in the loan account with interest at an annual rate of 3.00%. Interest we credit is allocated to the subaccounts and fixed account in the same proportion as your current premium allocation unless you tell us otherwise.

We also charge interest on loans. The annual interest rate charged is currently 4.76%.

After the tenth policy year, the annual interest rate that we charge will be reduced to 2.91% (guaranteed not to exceed 3.38%) for that portion of the loan amount that is not greater than:
- Your variable account value plus your fixed account value; minus
- The sum of all premiums paid minus all partial withdrawals.

Loans with this reduced interest rate are preferred loans. This reduced interest rate may change at any time but is guaranteed not to exceed 3.38%.

Interest is payable in advance at the time you take any loan (for the rest of the policy year) and at the beginning of each policy year thereafter (for the entire policy year). If you do not pay the interest when it is due, we add it to your loan account balance.

We will refund to you any interest we have not earned if:
- Your policy lapses;
- You surrender your policy; or
- You repay your loan.

Loan Repayment. You may repay your loan at any time. However, unless you tell us otherwise we will treat amounts received as premium payments and not loan repayments. You must tell us if you want a premium payment to go towards repaying your loan.

When you make a loan repayment, we transfer an amount equal to your payment plus any refunded unearned loan interest from the loan account to the subaccounts and fixed account in the same proportion as your current premium allocation, unless you tell us otherwise.

Effects of a Policy Loan. Using your policy as collateral for a loan will affect your policy in various ways. You should carefully consider the following before taking a policy loan:

- Failure to make loan repayments could cause your policy to lapse;
- A loan may cause the termination of the death benefit guarantees because we deduct your loan amount from cumulative premiums paid when calculating whether you have paid sufficient premiums to keep the guarantees in effect;
- Taking a loan reduces your opportunity to participate in the investment performance of the subaccounts and the interest guarantees of the fixed account;
- Accruing loan interest will change your policy value as compared to what it would have been if you did not take a loan;
- Even if you repay your loan, it will have a permanent effect on your policy value;
- If you do not repay your loan we will deduct any outstanding loan amount from amounts payable under the policy; and
- Loans may have tax consequences and if your policy lapses with a loan outstanding, you may have further tax consequences. **See *Distributions Other than Death Benefits,* page 64.**

We reserve the right to allow borrowing during the first policy year for policies issued pursuant to an exchange of policy values from another life insurance policy under Section 1035(a) of the Internal Revenue Code, as amended.

Transfers

You currently may make an unlimited number of transfers of your variable account value between the subaccounts and to the fixed account. Transfers are subject to any conditions or limits that we or the funds whose shares are involved may impose, including:

- You may generally not make transfers until after the fifteenth day following your policy date **(see Allocation of Net Premium, page 24)**;
- We reserve the right to limit you to 12 transfers each policy year;
- Although we currently do not impose a charge for transfers, we reserve the right to charge up to $25.00 for each transfer; and
- We may impose the transfer charge, limit the number of transfers each policy year, restrict or refuse transfers because of frequent or disruptive transfers, as described below.

Any conditions or limits we impose on transfers between the subaccounts or to the fixed account will generally apply equally to all policy owners. However, we may impose different conditions or limits on policy owners or third parties acting on behalf of policy owners, such as market timing services, who violate our excessive trading policy. **See Limits on Frequent or Disruptive Transfers, page 54.**

Transfers from the fixed account to the subaccounts of the variable account are subject to the following additional restrictions:

- Only one transfer is permitted each policy year, and only within 30 days of your policy anniversary date;
- You may only transfer up to 50.00% of your fixed account value unless the balance, after the transfer, would be less than $1,000.00 in which event you may transfer your full fixed account value; and
- Your transfer must be at least the lesser of $500.00 or your total fixed account value.

We reserve the right to liberalize these restrictions on transfers from the fixed account, depending on market conditions. Any such liberalization will generally apply equally to all policy owners. However, we may impose different restrictions on third parties acting on behalf of policy owners, such as market timing services.

We process all transfers and determine all values in connection with transfers on the valuation date we receive your request in good order, except as described below for the dollar cost averaging or automatic rebalancing programs.

Dollar Cost Averaging. Anytime your policy value less the loan account value is at least $5,000.00 and the amount of your insurance coverage is at least $100,000.00 you may elect dollar cost averaging.

Dollar cost averaging is a long-term investment program through which you direct us to automatically transfer at regular intervals a specific dollar amount from any of the subaccounts to one or more of the other subaccounts or to the fixed account. We do not permit transfers from the fixed account under this program. You may request that the dollar cost averaging transfers occur on a monthly, quarterly, semi-annual or annual basis. You may discontinue this program at any time. Although we currently do not charge for this feature, we reserve the right to impose a charge in the future.

This systematic plan of transferring policy values is intended to help reduce the risk of investing too much when the price of a fund's shares is high. It also helps reduce the risk of investing too little when the price of a fund's shares is low. Because you transfer the same dollar amount to the subaccounts each period, you purchase more units when the unit value is low and you purchase fewer units when the unit value is high.

Dollar cost averaging does not assure a profit nor does it protect you against a loss in a declining market.

You may discontinue your dollar cost averaging program at any time. We reserve the right to discontinue, modify or suspend this program, and dollar cost averaging will automatically terminate if:

- We receive a request to begin an automatic rebalancing program;
- The policy is in the grace period on any date when dollar cost averaging transfers are scheduled; or
- The specified transfer amount from any subaccount is more than the variable account value in that subaccount.

Automatic Rebalancing. Anytime your policy value less the loan account value is at least $10,000.00 and the amount of your insurance coverage is at least $200,000.00 you may elect automatic rebalancing. Automatic rebalancing is a program for simplifying the process of asset allocation and maintaining a consistent allocation of your variable and fixed account values among your chosen investment options. Although we currently do not charge for this feature, we reserve the right to impose a charge in the future.

If you elect automatic rebalancing, we periodically transfer amounts among the investment options to match the asset allocation percentages you have chosen. This action rebalances the amounts in the investment options that do not match your set allocation percentages. This mismatch can happen if an investment option outperforms another investment option over the time period between automatic rebalancing transfers.

Automatic rebalancing does not assure a profit nor does it protect you against a loss in a declining market.

You may discontinue your automatic rebalancing program at any time. We reserve the right to discontinue, modify or suspend this program, and automatic rebalancing will automatically terminate if:

- We receive a request to transfer policy values among the investment options;
- We receive a request to begin a dollar cost averaging program;
- The policy is in the grace period on any date when automatic rebalancing transfers are scheduled; or
- The sum of your variable and fixed account values is less than $7,500.00 on any date when automatic rebalancing transfers are scheduled.

Limits on Frequent or Disruptive Transfers

The policy is not designed to serve as a vehicle for frequent transfers. Frequent transfer activity can disrupt management of a mutual fund and raise its expenses through:

- Increased trading and transaction costs;
- Forced and unplanned portfolio turnover;
- Lost opportunity costs; and
- Large asset swings that decrease the fund's ability to provide maximum investment return to all policy owners.

This in turn can have an adverse effect on fund performance. **Accordingly, individuals or organizations that use market-timing investment strategies or make frequent transfers should be aware that:**

- **We suspend the Electronic Trading Privileges, as defined below, of any individual or organization if we determine, in our sole discretion, that the individual's or organization's transfer activity is disruptive or not in the best interest of other owners of our variable insurance and retirement products; and**
- **Each underlying fund may limit or restrict fund purchases and we will implement any limitation or restriction on transfers to an underlying fund as directed by that underlying fund.**

Consequently, individuals or organizations that use market-timing investment strategies or make frequent transfers should not purchase or participate in the policy.

Excessive Trading Policy. We and the other members of the Voya® family of companies that provide multi-fund variable insurance and retirement products have adopted a common Excessive Trading Policy to respond to the demands of the various fund families that make their funds available through our products to restrict excessive fund trading activity and to ensure compliance with Rule 22c-2 of the 1940 Act.

We actively monitor fund transfer and reallocation activity within our variable insurance products to identify violations of our Excessive Trading Policy. Our Excessive Trading Policy is violated if fund transfer and reallocation activity:

- Meets or exceeds our current definition of Excessive Trading, as defined below; or
- Is determined, in our sole discretion, to be disruptive or not in the best interests of other owners of our variable insurance and retirement products.

We currently define Excessive Trading as:

- More than one purchase and sale of the same fund (including money market funds) within a 60 calendar day period (hereinafter, a purchase and sale of the same fund is referred to as a "round-trip"). This means two or more round-trips involving the same fund within a 60 calendar day period would meet our definition of Excessive Trading; or
- Six round-trips involving the same fund within a rolling 12 month period.

The following transactions are excluded when determining whether trading activity is excessive:

- Purchases or sales of shares related to non-fund transfers (for example, new purchase payments, withdrawals and loans);
- Transfers associated with scheduled dollar cost averaging, scheduled rebalancing or scheduled asset allocation programs;
- Purchases and sales of fund shares in the amount of $5,000.00 or less;
- Purchases and sales of funds that affirmatively permit short-term trading in their fund shares, and movement between such funds and a money market fund; and
- Transactions initiated by us, another member of the Voya family of companies or a fund.

If we determine that an individual or entity has made a purchase of a fund within 60 days of a prior round-trip involving the same fund, we will send them a letter warning that another sale of that same fund within 60 days of the beginning of the prior round-trip will be deemed to be Excessive Trading and result in a six month suspension of their ability to initiate fund transfers or reallocations through the Internet, facsimile, Voice Response Unit ("VRU"), telephone calls to the Customer Service or other electronic trading medium that we may make available from time to time ("Electronic Trading Privileges"). Likewise, if we determine that an individual or entity has made five round-trips involving the same fund within a rolling 12 month period, we will send them a letter warning that another purchase and sale of that same fund within 12 months of the initial purchase in the first round-trip will be deemed to be Excessive Trading and result in a suspension of their Electronic Trading Privileges. According to the needs of the various business units, a copy of any warning letters may also be sent, as applicable, to the person(s) or entity authorized to initiate fund transfers or reallocations, the agent/registered representative or the investment adviser for that individual or entity. A copy of the warning letters and details of the individual's or entity's trading activity may also be sent to the fund whose shares were involved in the trading activity.

If we determine that an individual or entity has violated our Excessive Trading Policy, we will send them a letter stating that their Electronic Trading Privileges have been suspended for a period of six months. Consequently, all fund transfers or reallocations, not just those that involve the fund whose shares were involved in the activity that violated our Excessive Trading Policy, will then have to be initiated by providing written instructions to us via regular U.S. mail. Suspension of Electronic Trading Privileges may also extend to products other than the product through which the Excessive Trading activity occurred. During the six month suspension period, electronic "inquiry only" privileges will be permitted where and when possible. A copy of the letter restricting future transfer and reallocation activity to regular U.S. mail and details of the individual's or entity's trading activity may also be sent, as applicable, to the person(s) or entity authorized to initiate fund transfers or reallocations, the agent/registered representative or investment adviser for that individual or entity and the fund whose shares were involved in the activity that violated our Excessive Trading Policy.

Following the six month suspension period during which no additional violations of our Excessive Trading Policy are identified, Electronic Trading Privileges may again be restored. We will continue to monitor the fund transfer and reallocation activity, and any future violations of our Excessive Trading Policy will result in an indefinite suspension of Electronic Trading Privileges. A violation of our Excessive Trading Policy during the six month suspension period will also result in an indefinite suspension of Electronic Trading Privileges.

We reserve the right to suspend Electronic Trading Privileges with respect to any individual or entity, with or without prior notice, if we determine, in our sole discretion, that the individual's or entity's trading activity is disruptive or not in the best interests of other owners of our variable insurance and retirement products, regardless of whether the individual's or entity's trading activity falls within the definition of Excessive Trading set forth above.

Our failure to send or an individual's or entity's failure to receive any warning letter or other notice contemplated under our Excessive Trading Policy will not prevent us from suspending that individual's or entity's Electronic Trading Privileges or taking any other action provided for in our Excessive Trading Policy.

We do not allow exceptions to our Excessive Trading Policy. We reserve the right to modify our Excessive Trading Policy, or the policy as it relates to a particular fund, at any time without prior notice, depending on, among other factors, the needs of the underlying fund(s), the best interests of policy owners and fund investors and/or state or federal regulatory requirements. If we modify our policy, it will be applied uniformly to all policy owners or, as applicable, to all policy owners investing in the underlying fund.

Our Excessive Trading Policy may not be completely successful in preventing market timing or excessive trading activity. If it is not completely successful, fund performance and management may be adversely affected, as noted above.

Limits Imposed by the Funds. Each underlying fund available through the variable insurance and retirement products offered by us and/or the other members of the Voya family of companies, either by prospectus or stated policy, has adopted or may adopt its own excessive/frequent trading policy, and orders for the purchase of fund shares are subject to acceptance or rejection by the underlying fund. We reserve the right, without prior notice, to implement fund purchase restrictions and/or limitations on an individual or entity that the fund has identified as violating its excessive/frequent trading policy and to reject any allocation or transfer request to a subaccount if the corresponding fund will not accept the allocation or transfer for any reason. All such restrictions and/or limitations (which may include, but are not limited to, suspension of Electronic Trading Privileges and/or blocking of future purchases of a fund or all funds within a fund family) will be done in accordance with the directions we receive from the fund.

Agreements to Share Information with Fund Companies. As required by Rule 22c-2 under the 1940 Act, we have entered into information sharing agreements with each of the fund companies whose funds are offered through the policy. Policy owner trading information is shared under these agreements as necessary for the fund companies to monitor fund trading and our implementation of our Excessive Trading Policy. Under these agreements, the company is required to share information regarding policy owner transactions, including but not limited to information regarding fund transfers initiated by you. In addition to information about policy owner transactions, this information may include personal policy owner information, including names and social security numbers or other tax identification numbers.

As a result of this information sharing, a fund company may direct us to restrict a policy owner's transactions if the fund determines that the policy owner has violated the fund's excessive/frequent trading policy. This could include the fund directing us to reject any allocations of premium or policy value to the fund or all funds within the fund family.

Conversion to a Fixed Policy

During the first two policy years and the first two years after an increase in the amount of your insurance coverage, you may permanently convert your policy or the requested increase in insurance coverage to a fixed policy, unless state law requires differently. If you elect to make this change, unless state law requires that we issue to you a new fixed benefit policy, we will permanently transfer the amounts you have invested in the subaccounts of the variable account to the fixed account and allocate all future net premium to the fixed account. After you exercise this right you may not allocate future premium payments or make transfers to the subaccounts of the variable account. We do not charge for this change. Contact Customer Service or your agent/registered representative for information about the conversion rights available in your state.

Partial Withdrawals

Beginning in the second policy year you may withdraw part of your policy's surrender value. Only one partial withdrawal is currently allowed each policy year, and a partial withdrawal must be at least $500.00. In policy years two through ten you may not withdraw more than 20.00% of your surrender value.

We currently charge $10.00 for each partial withdrawal, but we reserve the right to charge up to $25.00 for each partial withdrawal. **See Partial Withdrawal Fee, page 26.**

Unless you specify a different allocation, we will take partial withdrawals from the fixed account and the subaccounts of the variable account in the same proportion that your value in each has to your policy value on the monthly processing date. We will determine these proportions at the end of the valuation period during which we receive your partial withdrawal request. For purposes of determining these proportions, we will not include any outstanding loan account value.

Effects of a Partial Withdrawal. We will reduce the policy value by the amount of a partial withdrawal. We will also reduce the death benefit by the amount of a partial withdrawal, or, if the death benefit is based on a factor from the definition of life insurance factors described in Appendix A, by an amount equal to the factor multiplied by the amount of the partial withdrawal. A partial withdrawal may also cause the termination of the death benefit guarantees because we deduct the amount of the partial withdrawal from the total premiums paid when calculating whether you have paid sufficient premiums in order to maintain the death benefit guarantees.

If death benefit Option 1 is in effect, we will decrease the amount of insurance coverage by the amount of a partial withdrawal. Decreases in insurance coverage on policies with multiple coverage segments will be made in the following order:
1. From the most recent segment;
2. From the next more recent segments successively; and
3. From the initial segment.

Therefore, partial withdrawals may affect the way in which the cost of insurance is calculated and the amount of pure insurance protection under the policy. **See Cost of Insurance, page 27.**

If death benefit Option 2 or Option 3 is in effect, a partial withdrawal will not affect the amount of insurance coverage.

We will not allow a partial withdrawal if the amount of insurance coverage after the withdrawal would be less than $25,000.00.

A partial withdrawal may have tax consequences depending on the circumstances of such withdrawal. **See *Tax Status of the Policy,* page 63.**

Paid-Up Life Insurance

You may elect, at any time before the insured person's age 100, to apply the surrender value to purchase fixed paid up life insurance. The amount by which any paid up insurance will exceed the surrender value cannot be greater than the amount by which the death benefit exceeds the policy value. Any surrender value not used to purchase paid-up life insurance will be paid to you in cash and treated as a partial distribution for federal income tax purposes.

If you elect to continue your policy as fixed paid-up life insurance:
*   The surrender value is transferred to the fixed account;
*   You cannot pay additional premiums;
*   You cannot take any partial withdrawals; and
*   We will not deduct any further periodic fees and charges.

Applying your policy's surrender value to purchase paid up insurance may have tax consequences. **See *Tax Status of the Policy,* page 63.**

Termination of Coverage

Your insurance coverage will continue under the policy until you surrender your policy or it lapses.

Surrender

You may surrender your policy for its surrender value any time after the free look period while the insured person is alive. Your surrender value is your policy value minus any surrender charge, loan amount and unpaid fees and charges.

You may take your surrender value in other than one payment.

> In the policy form the "surrender value" is referred to as the "Cash Surrender Value."

We compute your surrender value as of the valuation date Customer Service receives your policy and written surrender request. All insurance coverage ends on the date we receive your surrender request and policy.

Surrender of your policy may have adverse tax consequences. **See *Distributions Other than Death Benefits,* page 64.**

Lapse

Your policy will not lapse and your insurance coverage under the policy will continue if on any monthly processing date:
- A death benefit guarantee is in effect; or
- Your surrender value is enough to pay the periodic fees and charges when due.

Grace Period. If on a monthly processing date you do not meet either of these conditions, your policy will enter the 61-day grace period during which you must make a sufficient premium payment to avoid having your policy lapse and insurance coverage terminate.

We will notify you that your policy is in a grace period at least 30 days before it ends. We will send this notice to you (and a person to whom you have assigned your policy) at your last known address in our records. We will notify you of the premium payment necessary to prevent your policy from lapsing. This amount generally equals the past due charges, plus the estimated periodic fees and charges and charges of any optional rider benefits for the next two months. If we receive payment of the required amount before the end of the grace period, we apply it to your policy in the same manner as your other premium payments and then we deduct the overdue amounts from your policy value.

If you do not pay the full amount within the 61-day grace period, your policy and its riders will lapse without value. We withdraw your remaining variable and fixed account values, deduct amounts you owe us and inform you that your coverage has ended.

If the insured person dies during the grace period, we do pay death benefit proceeds to your beneficiaries with reductions for your loan amount and periodic fees and charges owed.

During the early policy years your surrender value will generally not be enough to cover the periodic fees and charges each month, and you will generally need to pay at least the minimum premium amount (to maintain the basic and Supplemental Death Benefit Guarantees) for the policy not to lapse.

If your policy lapses, any distribution of policy value may be subject to current taxation. **See *Distributions Other than Death Benefits*, page 64.**

Reinstatement

Reinstatement means putting a lapsed policy back in force. You may reinstate a lapsed policy by written request any time within five years after it has lapsed. A policy that was surrendered may not be reinstated.

To reinstate the policy and any available riders you must submit evidence of insurability satisfactory to us and pay a premium large enough to keep the policy and any rider benefits in force for at least two months. If you had a policy loan existing when coverage lapsed, unless directed otherwise we will reinstate it with accrued loan interest to the date of lapse.

When a policy is reinstated, unless otherwise directed by you, we will allocate the net premium received to the subaccounts of the variable account and the fixed account according to the premium allocation instructions in effect at the start of the grace period. Your account value on the reinstatement date will equal:
- The policy value at the end of the grace period; plus
- The net premium paid on reinstatement; minus
- Any unpaid fees and charges through the end of the grace period.

A lapsed Basic Death Benefit Guarantee cannot, unless otherwise allowed under state law, be reinstated after the fifth policy year. Lapsed Supplemental and Extended Death Benefit Guarantees cannot be reinstated.

A policy that lapses and is reinstated more than 90 days after lapsing may be classified as a modified endowment contract for tax purposes. You should consult with a tax and/or legal adviser to determine whether reinstating a lapsed policy will cause it to be classified as a modified endowment contract. **See Modified Endowment Contracts, page 64.**

TAX CONSIDERATIONS

The following summary provides a general description of the U.S. federal income tax considerations associated with the policy and does not purport to be complete or to cover federal estate, gift and generation-skipping tax implications or state, local and foreign taxes or other tax situations. We have written this discussion to support the promotion and marketing of our products, and we do not intend it as tax advice. This summary is not intended to and cannot be used to avoid any tax penalties that may be imposed upon you. Counsel or other qualified tax advisers should be consulted for more complete information. This discussion is based upon our understanding of the present federal income tax laws. No representation is made as to the likelihood of continuation of the present federal income tax laws or as to how they may be interpreted by the IRS. We cannot make any guarantee regarding the tax treatment of any policy or policy transaction.

The following discussion generally assumes that the policy will qualify as a life insurance contract for federal tax purposes.

Tax Status of the Company

We are taxed as a life insurance company under the Internal Revenue Code. The variable account is not a separate entity from us. Therefore, it is not taxed separately as a "regulated investment company," but is taxed as part of the company. We automatically apply investment income and capital gains attributable to the variable account to increase reserves under the policy. Because of this, under existing federal tax law we believe that any such income and gains will not be taxed to us. In addition, any foreign tax credits or deductions attributable to the variable account will first be used to reduce any income taxes imposed on the variable account before being used by the company.

In summary, we do not expect that we will incur any federal income tax liability attributable to the variable account and we do not intend to make provisions for any such taxes. However, if changes in the federal tax laws or their interpretation result in our being taxed on income or gains attributable to the variable account, then we may impose a charge against the variable account (with respect to some or all of the policies) to set aside provisions to pay such taxes.

Tax Status of the Policy

This policy is designed to qualify as a life insurance contract under the Internal Revenue Code. All terms and provisions of the policy shall be construed in a manner that is consistent with that design. In order to qualify as a life insurance contract for federal income tax purposes and to receive the tax treatment normally accorded life insurance contracts under federal tax law, a policy must satisfy certain requirements that are set forth in Section 7702 of the Internal Revenue Code. Specifically, the policy must meet the requirements of either the cash value accumulation test or the guideline premium test. **See Death Benefit Qualification Tests, page 34.** If your variable life policy does not satisfy one of these two alternate tests, it will not be treated as life insurance under Internal Revenue Code 7702. You would then be subject to federal income tax on your policy income as you earn it. While there is very little guidance as to how these requirements are applied, we believe it is reasonable to conclude that our policies satisfy the applicable requirements. If it is subsequently determined that a policy does not satisfy the applicable requirements, we will take appropriate and reasonable steps to bring the policy into compliance with such requirements and we reserve the right to restrict policy transactions or modify your policy in order to do so. **See *Tax Treatment of Policy Death Benefits,* page 64.** If we return premium in order to bring your policy into compliance with the requirements of Section 7702, it will be refunded on a last-in, first-out basis and may be taken from the investment options in which your policy value is allocated based on your premium allocation in effect.

Diversification and Investor Control Requirements

In addition to meeting the Internal Revenue Code Section 7702 tests, Internal Revenue Code Section 817(h) requires investments within a separate account, such as our variable account, to be adequately diversified. The Treasury has issued regulations that set the standards for measuring the adequacy of any diversification, and the IRS has published various revenue rulings and private letter rulings addressing diversification issues. To be adequately diversified, each subaccount and its corresponding mutual fund must meet certain tests. If these tests are not met, your variable life policy will not be adequately diversified and not treated as life insurance under Internal Revenue Code Section 7702. You would then be subject to federal income tax on your policy income as you earn it. Each subaccount's corresponding mutual fund has represented that it will meet the diversification standards that apply to your policy. Accordingly, we believe it is reasonable to conclude that the diversification requirements have been satisfied. If it is determined, however, that your variable life policy does not satisfy the applicable diversification regulations and rulings because a subaccount's corresponding mutual fund fails to be adequately diversified for whatever reason, we will take appropriate and reasonable steps to bring your policy into compliance with such regulations and rulings and we reserve the right to modify your policy as necessary in order to do so.

In certain circumstances, owners of a variable life insurance policy have been considered, for federal income tax purposes, to be the owners of the assets of the variable account supporting their policies due to their ability to exercise investment control over such assets. When this is the case, the policy owners have been currently taxed on income and gains attributable to the variable account assets. Your ownership rights under your policy are similar to, but different in some ways from, those described by the IRS in rulings in which it determined that policy owners are not owners of variable account assets. For example, you have additional flexibility in allocating your premium payments and your policy values. These differences could result in the IRS treating you as the owner of a proportional share of the variable account assets. We do not know what standards will be set forth in the future, if any, in Treasury regulations or rulings. We reserve the right to modify your policy, as necessary, to try to prevent you from being considered the owner of a proportional share of the variable account assets or to otherwise qualify your policy for favorable tax treatment.

Tax Treatment of Policy Death Benefits

The death benefit, or an accelerated death benefit, under a policy is generally excludable from the gross income of the beneficiary(ies) under Section 101(a)(1) of the Internal Revenue Code. However, there are exceptions to this general rule. Additionally, ownership and beneficiary designations, including change of either, may have consequences under federal, state and local income, estate, inheritance, gift, generation-skipping and other tax laws. The individual situation of each policy owner or beneficiary will determine the extent, if any, of those taxes and you should consult a tax and/or legal adviser.

Distributions Other than Death Benefits

Generally, the policy owner will not be taxed on any of the policy value until there is a distribution. When distributions from a policy occur, or when loan amounts are taken from or secured by a policy, the tax consequences depend on whether or not the policy is a "modified endowment contract."

Modified Endowment Contracts

Under the Internal Revenue Code, certain life insurance contracts are classified as "modified endowment contracts" and are given less favorable tax treatment than other life insurance contracts. Due to the flexibility of the policies as to premiums and benefits, the individual circumstances of each policy will determine whether or not it is classified as a modified endowment contract. The rules are too complex to be summarized here, but generally depend on the amount of premiums we receive during the first seven policy years. Certain changes in a policy after it is issued, such as reduction or increase in benefits or policy reinstatement, could also cause it to be classified as a modified endowment contract or increase the period during which the policy must be tested. A current or prospective policy owner should consult with a tax and/or legal adviser to determine whether or not a policy transaction will cause the policy to be classified as a modified endowment contract.

If a policy becomes a modified endowment contract, distributions that occur during the policy year will be taxed as distributions from a modified endowment contract as described below. In addition, distributions from a policy within two years before it becomes a modified endowment contract will be taxed in this manner. This means that a distribution made from a policy that is not a modified endowment contract could later become taxable as a distribution from a modified endowment contract.

Additionally, all modified endowment contracts that are issued by us (or our affiliates) to the same policy owner during any calendar year are treated as one modified endowment contract for purposes of determining the amount includible in the policy owner's income when a taxable distribution occurs.

Once a policy is classified as a modified endowment contract, the following tax rules apply both prospectively and to any distributions made in the prior two years:

- All distributions other than death benefits, including distributions upon surrender and partial withdrawals, from a modified endowment contract will be treated first as distributions of gain, if any, and are taxable as ordinary income. Amounts will be treated as tax-free recovery of the policy owner's investment in the policy only after all gain has been distributed. The amount of gain in the policy will be equal to the difference between the policy's value determined without regard to any surrender charges, and the investment in the policy;
- Loan amounts taken from or secured by a policy classified as a modified endowment contract, and also assignments or pledges of such a policy (or agreements to assign or pledge such a policy), are treated first as distributions of gain, if any, and are taxable as ordinary income. Amounts will be treated as tax-free recovery of the policy owner's investment in the policy only after all gain has been distributed; and
- A 10.00% additional income tax penalty may be imposed on the distribution amount subject to income tax. This tax penalty generally does not apply to a policy owned by an individual where the distributions are:
  - ▷ Made on or after the date on which the taxpayer attains age 59½;
  - ▷ Attributable to the taxpayer becoming disabled (as defined in the Internal Revenue Code); or
  - ▷ Part of a series of substantially equal periodic payments (not less frequently than annually) made for the life (or life expectancy) of the taxpayer or the joint lives (or joint life expectancies) of the taxpayer and his or her beneficiary. Consult a tax and/or legal adviser to determine whether or not you may be subject to this penalty tax.

If we discover that your policy has inadvertently become a modified endowment contract, unless you have indicated otherwise, we will assume that you do not want it to be classified as a modified endowment contract and attempt to fix this by refunding any excess premium with related interest. The excess gross premium will be refunded on a last-in, first-out basis and may be taken from the investment options in which your policy value is allocated based on your premium allocation in effect.

Policies That Are Not Modified Endowment Contracts

Distributions other than death benefits from a policy that is not classified as a modified endowment contract are generally treated first as a recovery of the policy owner's investment in the policy. Only after the recovery of all investment in the policy is there taxable income. However, certain distributions made in connection with policy benefit reductions during the first 15 policy years may be treated in whole or in part as ordinary income subject to tax. Consult a tax and/or legal adviser to determine whether or not any distribution made in connection with a reduction in policy benefits will be subject to tax.

Loan amounts from or secured by a policy that is not a modified endowment contract are generally not taxed as distributions. Finally, neither distributions from, nor loan amounts from or secured by, a policy that is not a modified endowment contract are subject to the 10.00% additional income tax penalty.

Investment in the Policy

Your investment in the policy is generally the total of your aggregate premiums. When a distribution is taken from the policy, your investment in the policy is reduced by the amount of the distribution that is tax free.

Other Tax Matters

Policy Loans

In general, interest on a policy loan will not be deductible. A limited exception to this rule exists for certain interest paid in connection with certain "key person" insurance. You should consult a tax and/or legal adviser before taking out a loan to determine whether you qualify under this exception.

Moreover, the tax consequences associated with a preferred loan (preferred loans are loans where the interest rate charged is less than or equal to the interest rate credited) available in the policy are uncertain. Before taking out a policy loan, you should consult a tax and/or legal adviser as to the tax consequences.

If a loan from a policy is outstanding when the policy is surrendered or lapses, then the amount of the outstanding indebtedness will be added to the amount treated as a distribution from the policy and will be taxed accordingly. If your policy has large outstanding policy loans, you may have to choose between paying high premiums to keep the policy from lapsing and paying significant income tax if you allow the policy to lapse.

Accelerated Death Benefit Rider

The benefit payments under the Accelerated Death Benefit Rider are intended to be fully excludable from the gross income of the recipient if the recipient is the insured under the policy or is an individual who has no business or financial connection with the insured. (**See Accelerated Death Benefit Rider, page 45, for more information about this rider.**) However, you should consult a tax and/or legal adviser about the consequences of requesting payment under this rider.

Continuation of a Policy

Because the IRS has issued little guidance on this issue, the tax consequences of continuing the policy after the insured person reaches age 100 are unclear. You should consult a tax and/or legal adviser if you intend to keep the policy in force after the insured person reaches age 100.

Section 1035 Exchanges

Internal Revenue Code Section 1035 provides, in certain circumstances, that no gain or loss will be recognized on the exchange of one life insurance policy solely for another life insurance policy or an endowment, annuity or qualified long term care contract. Special rules and procedures apply to Section 1035 exchanges. These rules can be complex, and if you wish to take advantage of Section 1035, you should consult a tax and/or legal adviser.

Tax-exempt Policy Owners

Special rules may apply to a policy that is owned by a tax-exempt entity. Tax-exempt entities should consult a tax and/or legal adviser regarding the consequences of purchasing and owning a policy. These consequences could include an effect on the tax-exempt status of the entity and the possibility of the unrelated business income tax.

Tax Law Changes

Although the likelihood of legislative action or tax reform is uncertain, there is always the possibility that the tax treatment of the policy could be changed by legislation or other means. It is also possible that any change may be retroactive (that is, effective before the date of the change). You should consult a tax and/or legal adviser with respect to legislative developments and their effect on the policy.

Policy Changes to Comply with the Law

So that your policy continues to qualify as life insurance under the Internal Revenue Code, we reserve the right to return or refuse to accept all or part of your premium payments or to change your death benefit. We may reject any policy request, including a partial withdrawal request, if it would cause your policy to fail to qualify as life insurance or would cause us to return premium to you. We also may make changes to your policy or its riders or make distributions from your policy to the degree that we deem necessary to qualify your policy as life insurance for tax purposes. Any increase in your death benefit will cause an increase in your cost of insurance charges.

Policy Use in Various Plans and Arrangements

The policy is not available for sale to and cannot be acquired with funds that are assets of (i) an employee benefit plan as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), and that is subject to Title I of ERISA; (ii) a plan described in Section 4975(e)(1) of the Internal Revenue Code; or (iii) an entity whose underlying assets include plan assets by reason of the investment by an employee benefit plan or other plan in such entity within the meaning of 29 C.F.R. Section 2510.3-101 or otherwise.

Policy owners may use the policy in various other arrangements. The tax consequences of these arrangements may vary depending on the particular facts and circumstances of each arrangement. If you want to use your policy with any of these various arrangements, you should consult a tax and/or legal adviser regarding the tax issues of your particular arrangement.

Life Insurance Owned by Businesses

Congress has enacted rules relating to life insurance owned by businesses. For example, in the case of a policy issued to a non-natural taxpayer, or held for the benefit of such an entity, a portion of the taxpayer's otherwise deductible interest expenses may not be deductible as a result of ownership of a policy even if no loans are taken under the policy. (An exception to this rule is provided for certain life insurance contracts that cover the life of an individual who is a 20.00% owner, or an officer, director or employee of a trade or business.) In addition, in certain instances a portion of the death benefit payable under an employer-owned policy may be taxable. As another example, special rules apply if a business is subject to the alternative minimum tax. Any business contemplating the purchase of a new policy or a change in an existing policy should consult a tax and/or legal adviser.

Income Tax Withholding

The IRS requires us to withhold income taxes from any portion of the amounts individuals receive in a taxable transaction. However, if you reside in the U.S., we generally do not withhold income taxes if you elect in writing not to have withholding apply. If the amount withheld for you is insufficient to cover income taxes, you will have to pay additional income taxes and possibly penalties later. We will also report to the IRS the amount of any taxable distributions.

Life Insurance Purchases by Non-Resident Aliens

If you or your beneficiary is a non-resident alien, U.S. federal withholding on taxable distributions or death benefits will generally be at a 30.00% rate, unless a lower treaty rate applies. In addition, you may be subject to state and/or municipal taxes and taxes imposed by your country of citizenship or residence. You should consult a tax and/or legal adviser before purchasing a policy.

Ownership and Beneficiary Designations

Ownership and beneficiary designations, including change of either, may have consequences under federal, state and local income, estate, inheritance, gift, generation-skipping and other tax laws. The individual situation of each policy owner or beneficiary will determine the extent, if any, of these taxes and you should consult a tax and/or legal adviser.

Same-Sex Marriages

The policy provides that upon your death a surviving spouse may have certain continuation rights that he or she may elect to exercise for the policy's death benefit and any joint-life coverage under a living benefit. All policy provisions relating to spousal continuation are available only to a person who meets the definition of "spouse" under federal law. The U.S. Supreme Court has held that same-sex marriages must be permitted under state law and that marriages recognized under state law will be recognized for federal law purposes. Domestic partnerships and civil unions that are not recognized as legal marriages under state law, however, will not be treated as marriages under federal law. Please consult your tax and/or legal adviser for further information about this subject.

Fair Value of Your Policy

It is sometimes necessary for tax and other reasons to determine the "value" of your policy. The value can be measured differently for different purposes. It is not necessarily the same as the policy value or the unloaned policy value. You should consult a tax and/or legal adviser for guidance as to the appropriate methodology for determining the fair market value of your policy.

You should consult legal or tax advisers for complete information on federal, state, local and other tax considerations.

ADDITIONAL INFORMATION

General Provisions

Order Processing

In certain circumstances, we may need to correct the pricing associated with an order that has been processed. In such circumstances, we may incur a loss or receive a gain depending upon the price of the fund when the order was executed and the price of the fund when the order is corrected. Losses may be covered from our assets and gains that may result from such order correction will be retained by us as additional compensation associated with order processing.

Your Policy

The policy is a contract between you and us and is the combination of:
- Your policy;
- A copy of your original application and applications for benefit increases or decreases;
- Your riders;
- Your endorsements;
- Your policy schedule pages; and
- Your reinstatement applications.

If you make a change to your coverage, we give you a copy of your changed application and new policy schedules. If you send your policy to us, we attach these items to your policy and return it to you. Otherwise, you need to attach them to your policy.

Unless there is fraud, we consider all statements made in an application to be representations and not guarantees. We use no statement to deny a claim, unless it is in an application.

A president or other officer of our company and our secretary or assistant secretary must sign all changes or amendments to your policy. No other person may change its terms or conditions.

Age

We issue your policy at the insured person's age (stated in your policy schedule) based on the last birthday as of the policy date. On the policy date, the insured person can generally be no more than age 85.

We often use age to calculate rates, charges and values. We determine the insured person's age at a given time by adding the number of completed policy years to the age calculated at issue and shown in the schedule.

Ownership

The original owner is the person named as the owner in the policy application. The owner can exercise all rights and receive benefits during the life of the insured person. These rights include the right to change the owner, beneficiaries or the method designated to pay death benefit proceeds.

As a matter of law, all rights of ownership are limited by the rights of any person who has been assigned rights under the policy and any irrevocable beneficiaries.

You may name a new owner by giving us written notice. The effective date of the change to the new owner is the date the prior owner signs the notice. However, we will not be liable for any action we take before a change is recorded by Customer Service. A change in ownership may cause the prior owner to recognize taxable income on gain under the policy.

Beneficiaries

You, as owner, name the beneficiaries when you apply for your policy. The primary beneficiaries who survive the insured person receive the death benefit proceeds. Other surviving beneficiaries receive death benefit proceeds only if there are no surviving primary beneficiaries. If more than one beneficiary survives the insured person, they share the death benefit proceeds equally, unless you specify otherwise. If none of your policy beneficiaries has survived the insured person, we pay the death benefit proceeds to you or to your estate, as owner. If a beneficiary is a minor, the death benefit proceeds will be held in an interest bearing account until that beneficiary attains the age of majority.

You may name new beneficiaries during the insured person's lifetime. We pay death benefit proceeds to the beneficiaries whom you have most recently named according to our records. We do not make payments to multiple sets of beneficiaries. **The designation of certain beneficiaries may have tax consequences. See *Other Tax Matters,* page 66.**

Collateral Assignment

You may assign your policy by sending written notice to us. After we record the assignment, your rights as owner and the beneficiaries' rights (unless the beneficiaries were made irrevocable beneficiaries under an earlier assignment) are subject to the assignment. It is your responsibility to make sure the assignment is valid. **The transfer or assignment of a policy may have tax consequences. See *Other Tax Matters,* page 66.**

Incontestability

After your policy has been in force during the lifetime of the insured person for two years from your policy date, we will not contest its validity except for nonpayment of premium. Likewise, after your policy has been in force during the lifetime of the insured person for two years from the effective date of any new coverage segment or benefit or from the date of reinstatement, we will not contest its validity except for nonpayment of premium.

> In the policy form the "policy date" is referred to as the "Issue Date."

Misstatements of Age or Gender

Notwithstanding the Incontestability provision above, if the insured person's age or gender has been misstated, we adjust the death benefit to the amount that would have been purchased for the insured person's correct age and gender. We base the adjusted death benefit on the cost of insurance charges deducted from your policy value on the last monthly processing date before the insured person's death, or as otherwise required by law.

If unisex cost of insurance rates apply, we do not make any adjustments for a misstatement of gender.

Suicide

If the insured person commits suicide (while sane or insane) within two years of your policy date, unless otherwise required by law, we limit death benefit proceeds to:
- The total premium we receive to the time of death; minus
- Outstanding loan amount; minus
- Partial withdrawals taken.

We make a limited payment to the beneficiaries for a new coverage segment or other increase if the insured person commits suicide (while sane or insane) within two years of the effective date of a new coverage segment or within two years of an increase in any other benefit, unless otherwise required by law. The limited payment is equal to the cost of insurance charges that were deducted for the increase.

Anti-Money Laundering

In order to protect against the possible misuse of our products in money laundering or terrorist financing, we have adopted an anti-money laundering program satisfying the requirements of the USA PATRIOT Act and other current anti-money laundering laws. Among other things, this program requires us, our agents and customers to comply with certain procedures and standards that serve to assure that our customers' identities are properly verified and that premiums and loan repayments are not derived from improper sources.

Under our anti-money laundering program, we may require policy owners, insured persons and/or beneficiaries to provide sufficient evidence of identification, and we reserve the right to verify any information provided to us by accessing information databases maintained internally or by outside firms.

We may also refuse to accept certain forms of premium payments or loan repayments (traveler's cheques, cashier's checks, bank drafts, bank checks and treasurer's checks, for example) or restrict the amount of certain forms of premium payments or loan repayments (money orders totaling more than $5,000.00, for example). In addition, we may require information as to why a particular form of payment was used (third party checks, for example) and the source of the funds of such payment in order to determine whether or not we will accept it. Use of an unacceptable form of payment may result in us returning the payment to you and your policy either entering the 61-day grace period or lapsing. **See Lapse, page 60. See also Premium Payments Affect Your Coverage, page 24.**

Applicable laws designed to prevent terrorist financing and money laundering might, in certain circumstances, require us to block certain transactions until authorization is received from the appropriate regulator. We may also be required to provide additional information about you and your policy to government regulators.

Our anti-money laundering program is subject to change without notice to take account of changes in applicable laws or regulations and our ongoing assessment of our exposure to illegal activity.

Unclaimed Property

Every state has some form of unclaimed property laws that impose varying legal and practical obligations on insurers and, indirectly, on policy owners, insureds, beneficiaries and other payees of proceeds. Unclaimed property laws generally provide for escheatment to the state of unclaimed proceeds under various circumstances.

Policy owners are urged to keep their own, as well as their beneficiaries' and other payees', information up to date, including full names, postal and electronic media addresses, telephone numbers, dates of birth, and Social Security numbers. Such updates should be communicated to Customer Service in writing or by calling 1-877 885-5050.

Cyber Security

Like others in our industry, we are subject to operational and information security risks resulting from "cyber-attacks," "hacking" or similar illegal or unauthorized intrusions into computer systems and networks. These risks include, among other things, the theft, misuse, corruption and destruction of data maintained online or digitally, denial of service attacks on websites and other operational disruption and unauthorized release of confidential customer information. Although we seek to limit our vulnerability to such risks through technological and other means and we rely on industry standard commercial technologies to maintain the security of our information systems, it is not possible to anticipate or prevent all potential forms of cyber-attack or to guarantee our ability to fully defend against all such attacks. In addition, due to the sensitive nature of much of the financial and similar personal information we maintain, we may be at particular risk for targeting.

Cyber-attacks affecting us, any third party administrator, the underlying funds, intermediaries and other affiliated or third-party service providers may adversely affect us and your policy value. For instance, cyber-attacks may interfere with our processing of policy transactions, including the processing of orders from our website or with the underlying funds, impact our ability to calculate accumulation unit values, cause the release and possible destruction of confidential customer or business information, impede order processing, subject us and/or our service providers and intermediaries to regulatory fines and financial losses and/or cause reputational damage. Cyber security risks may also affect the issuers of securities in which the underlying funds invest, which may cause the funds underlying your policy to lose value. There can be no assurance that we or the underlying funds or our service providers will avoid losses affecting your policy that result from cyber-attacks or information security breaches in the future.

Transaction Processing

Generally, within seven days of when we receive all information required to process a payment, we pay:
- Death benefit proceeds;
- Surrender Value;
- Partial withdrawals; and
- Loan proceeds.

We may delay processing these transactions if:
- The New York Stock Exchange is closed for trading;
- Trading on the New York Stock Exchange is restricted by the SEC;
- There is an emergency so that it is not reasonably possible to sell securities in the subaccounts or to determine the value of a subaccount's assets; and
- A governmental body with jurisdiction over the variable account allows suspension by its order.

SEC rules and regulations generally determine whether or not these conditions exist. Payment of benefits or values may also be delayed or suspended as required by court order or regulatory proceeding.

We execute transfers among the subaccounts as of the valuation date Customer Service receives your request.

We determine the death benefit as of the date of the insured person's death. The death benefit proceeds are not affected by subsequent changes in the value of the subaccounts.

We may delay payment from our fixed account for up to six months, unless law requires otherwise, of surrender proceeds, withdrawal amounts or loan amounts. If we delay payment more than 30 days, we pay interest at our declared rate (or at a higher rate if required by law) from the date we receive your complete request.

Payment of Death Benefit Proceeds

Subject to the conditions and requirements of state law, full payment of the death benefit proceeds ("Proceeds") to a beneficiary may be made either into an interest bearing retained asset account that is backed by our general account or by check. For additional information about the payment options available to you, please refer to your claim forms or contact us at the address listed on page 2 of this prospectus. Beneficiaries should carefully review all settlement and payment options available under the policy and are encouraged to consult with a financial professional or tax adviser before choosing a settlement or payment option.

The Retained Asset Account. The retained asset account, known as the Voya Personal Transition Account, is an interest bearing account backed by our general account. **The retained asset account is not guaranteed by the FDIC and, as part of our general account, is subject to the claims of our creditors.** Beneficiaries that receive their payment through the retained asset account may access the entire Proceeds in the account at any time without penalty through a draft book feature. The company seeks to earn a profit on the account, and interest credited on the account may vary from time to time but will not be less than the minimum rate stated in the supplemental contract delivered to the beneficiary together with the paperwork to make a claim to the Proceeds. Interest earned on the Proceeds in the account may be less than could be earned if the Proceeds were invested outside of the account. Likewise, interest credited on the Proceeds in the account may be less than under other settlement or payment options available through the policy.

Notification and Claims Procedures

Except for certain authorized telephone requests, we must receive in writing any election, designation, change, assignment or request made by the owner.

You must use a form acceptable to us. We are not liable for actions taken before we receive and record the written notice. We may require you to return your policy for policy changes or if you surrender it.

If the insured person dies while your policy is in force, please let us know as soon as possible. We will send you instructions on how to make a claim. As proof of the insured person's death, we may require proof of the deceased insured person's age and a certified copy of the death certificate.

The beneficiaries and the deceased insured person's next of kin may need to sign authorization forms. These forms allow us to get information such as medical records of doctors and hospitals used by the deceased insured person.

Telephone Privileges

Telephone privileges may be provided to you and your agent/registered representative and his/her assistant. You may request such privileges for yourself and you may authorize us to grant such privileges to your agent/registered representative and his/her assistant by making the appropriate election(s) on your application or by contacting Customer Service.

Telephone privileges allow you or your agent/registered representative and his/her assistant to call Customer Service to:
* Make transfers;
* Change premium allocations;
* Change your dollar cost averaging and automatic rebalancing programs; and
* Request a loan.

Customer Service uses reasonable procedures to make sure that instructions received by telephone are genuine. These procedures may include:
* Requiring some form of personal identification;
* Providing written confirmation of any transactions; and
* Tape recording telephone calls.

By accepting telephone privileges, you authorize us to record your telephone calls with us. If we reasonably believe telephone instructions to be genuine, we are not liable for losses from unauthorized or fraudulent instructions. We may discontinue or limit this privilege at any time. **See Limits on Frequent or Disruptive Transfers, page 54.**

Telephone and facsimile privileges may not always be available. Telephone or fax systems, whether yours, your service provider's or your agent's, can experience outages or slowdowns for a variety of reasons. These outages or slowdowns may prevent or delay our receipt of your request. Although we have taken precautions to help our systems handle heavy use, we cannot promise complete reliability under all circumstances. If you are experiencing problems, you should make your request in writing.

Non-participation

Your policy does not participate in the surplus earnings of ReliaStar Life Insurance Company.

Advertising Practices and Sales Literature

We may use advertisements and sales literature to promote this product, including:
- Articles on variable life insurance and other information published in business or financial publications;
- Indices or rankings of investment securities; and
- Comparisons with other investment vehicles, including tax considerations.

We may use information regarding the past performance of the subaccounts and funds. Past performance is not indicative of future performance of the subaccounts or funds and is not reflective of the actual investment experience of policy owners.

We may feature certain subaccounts, the underlying funds and their managers, as well as describe asset levels and sales volumes. We may refer to past, current, or prospective economic trends and investment performance or other information we believe may be of interest to our customers.

Settlement Options

You may elect to take the surrender value in other than one lump-sum payment. Likewise, you may elect to have the beneficiaries receive the death benefit proceeds other than in one lump-sum payment, if you make this election during the insured person's lifetime. If you have not made this election, the beneficiaries may do so within 60 days after we receive proof of the insured person's death.

The investment performance of the subaccounts does not affect payments under these settlement options. Instead, interest accrues at a fixed rate based on the option you choose. Payment options are subject to our rules at the time you make your selection. Currently, a periodic payment must be at least $25.00 and the total proceeds must be at least $2,500.00.

The following settlement options are available:
- **Option 1 –** The proceeds are left with us to earn interest. Withdrawals and any changes are subject to our approval;
- **Option 2 –** The proceeds and interest are paid in equal installments of a specified amount until the proceeds and interest are all paid;
- **Option 3 –** The proceeds and interest are paid in equal installments for a specified period until the proceeds and interest are all paid;
- **Option 4 –** The proceeds provide an annuity payment with a specified number of months. The payments are continued for the life of the primary payee. If the primary payee dies before the certain period is over, the remaining payments are paid to a contingent payee; and
- **Option 5 –** The proceeds provide a life income for two payees. When one payee dies, the surviving payee receives two-thirds of the amount of the joint monthly payment for life**.**

As a general rule, more frequent payments will result in smaller individual payments. Likewise, payments that are anticipated over a longer period of time will also result in smaller individual payments.

Interest on Settlement Options. We base the interest rate for proceeds applied under Options 1 and 2 on the interest rate we declare on money that we consider to be in the same classification based on the option, restrictions on withdrawal and other factors. The interest rate will never be less than an effective annual rate of 2.00%.

In determining amounts we pay under Options 3, 4 and 5, we assume interest at an effective annual rate of 2.00%. Also, for Option 3 and periods certain under Option 4, we credit any excess interest we may declare on money that we consider to be in the same classification based on the option, restrictions on withdrawal and other factors.

If none of these settlement options have been elected, your surrender value or the death benefit proceeds will be paid in one lump-sum payment.

Payment of Surrender Value or Death Benefit Proceeds

Subject to the conditions and requirements of state law, full payment of your surrender value or the death benefit proceeds ("Proceeds") to a beneficiary may be made either into an interest bearing retained asset account that is backed by our general account or by check. For additional information about the payment options available to you, please refer to your claim forms or contact us at the address shown on page 2 of this prospectus. Beneficiaries should carefully review all settlement and payment options available under the policy and are encouraged to consult with a financial professional or tax adviser before choosing a settlement or payment option. **See Payment of Death Benefit Proceeds – The Retained Asset Account, page 75, for more information about the retained asset account.**

Reports

Annual Statement. We will send you an annual statement once each year free of charge showing the amount of insurance coverage under your policy as well as your policy's death benefit, policy and surrender values, the amount of premiums you have paid, the amounts you have withdrawn, borrowed or transferred and the fees and charges we have imposed since the last statement.

Additional statements are available upon request. We may make a charge not to exceed $50.00 for each additional annual statement you request. **See Excess Annual Report Fee, page 27.**

We send semi-annual reports with financial information on the mutual funds, including a list of investment holdings of each fund.

We send confirmation notices to you throughout the year for certain policy transactions such as transfers between investment options, partial withdrawals and loans. You are responsible for reviewing the confirmation notices to verify that the transactions are being made as requested.

Illustrations. To help you better understand how your policy values will vary over time under different sets of assumptions, we will provide you with a personalized illustration projecting future results based on the age and risk classification of the insured person and other factors such as the amount of insurance coverage, death benefit option, premiums and rates of return (within limits) you specify. Unless prohibited under state law, we may make a charge not to exceed $50.00 for each illustration you request after the first in a policy year. **See Excess Illustration Fee, page 27.**

Other Reports. We will mail to you at your last known address of record at least annually a report containing such information as may be required by any applicable law. To reduce expenses, only one copy of most financial reports and prospectuses, including reports and prospectuses for the funds, will be mailed to your household, even if you or other persons in your household have more than one policy issued by us or an affiliate. Call Customer Service at 1-877-886-5050 if you need additional copies of financial reports, prospectuses, historical account information or annual or semi-annual reports or if you would like to receive one copy for each policy in all future mailings.

Distribution of the Policy

We sell the policy through licensed insurance agents who are registered representatives of affiliated and unaffiliated broker/dealers. All broker/dealers who sell the policy have entered into selling agreements with Voya America Equities, Inc., our affiliate and the principal underwriter and distributor of the policy. Voya America Equities, Inc. is organized under the laws of the State of Colorado, registered with the SEC as a broker/dealer under the Securities Exchange Act of 1934, and a member of FINRA. Its principal office is located at One Orange Way, Windsor, Connecticut 06078.

Voya America Equities, Inc. offers the securities under the policies on a continuous basis. For the years ended December 31, 2015, 2014 and 2013, the aggregate amount of underwriting commissions we paid to Voya America Equities, Inc. was $4,377,789.00, $4,708,611.00 and $4,670,657.00, respectively.

Voya America Equities, Inc. does not retain any commissions or other amounts paid to it by us for sales of the policy. Rather, it pays all the amounts received from us to the broker/dealers for selling the policy and part of that payment goes to your agent/registered representative.

Voya Financial Advisors, Inc., an affiliated broker-dealer, has entered into an agreement with Voya America Equities, Inc. for the sale of our variable life products.

The amounts that we pay for the sale of the policy can generally be categorized as either commissions or other amounts. The commissions we pay can be further categorized as base commissions and supplemental or wholesaling commissions. However categorized, commissions paid will not exceed the total of the percentages shown below.

Base commissions consist of a percentage of premium we receive for the policy up to the target premium amount, a percentage of premium we receive for the policy in excess of the target premium amount and, as a trail commission, a percentage of your average unloaned policy value. First year commission pays up to 90.00% of premium received up to target and 3.60% of premium in excess of target in the first year, 2.00% of total premium received in second year and thereafter (renewal commission), and 0.25% of the average unloaned policy value (after reaching an average greater than or equal to $5,000.00) in the second through twentieth policy years with a lower rate thereafter (trail commission).

Supplemental or wholesaling commissions are paid based on a percentage of target premiums we receive for the policy and certain other designated insurance products sold during a calendar year. The percentages of such commissions which we may pay may increase as the aggregate amount of premiums received for all products issued by the company and/or its affiliates during the calendar year increases. The maximum percentage of supplemental or wholesaling commissions that we may pay is 43.50%.

Generally, the commissions paid on premiums for base coverage under the policy are greater than those paid on premiums for coverage under the Term Insurance Rider. Be aware of this and discuss with your agent/registered representative the appropriate usage of the Term Insurance Rider coverage for your particular situation.

In addition to the sales compensation described above, Voya America Equities, Inc. or the Company, as appropriate, may also pay broker-dealers additional compensation or reimbursement of expenses for their efforts in selling the policy to you and other customers. These amounts may include:
- Marketing/distribution allowances which may be based on the percentages of premium received, the aggregate commissions paid and/or the aggregate assets held in relation to certain types of designated insurance products issued by the company and/or its affiliates during the year;
- Loans or advances of commissions in anticipation of future receipt of premiums (a form of lending to agents/registered representatives). These loans may have advantageous terms such as reduction or elimination of the interest charged on the loan and/or forgiveness of the principal amount of the loan, which terms may be conditioned on fixed insurance product sales;
- Education and training allowances to facilitate our attendance at certain educational and training meetings to provide information and training about our products. We also hold training programs from time to time at our own expense;

- Sponsorship payments or reimbursements for broker/dealers to use in sales contests and/or meetings for their agents/registered representatives who sell our products. We do not hold contests based solely on sales of this product;
- Certain overrides and other benefits that may include cash compensation based on the amount of earned commissions, agent/representative recruiting or other activities that promote the sale of the policy; and
- Additional cash or noncash compensation and reimbursements permissible under existing law. This may include, but is not limited to, cash incentives, merchandise, trips, occasional entertainment, meals and tickets to sporting events, client appreciation events, business and educational enhancement items, payment for travel expenses (including meals and lodging) to pre-approved training and education seminars, and payment for advertising and sales campaigns.

We may pay commissions, dealer concessions, wholesaling fees, overrides, bonuses, other allowances and benefits and the costs of all other incentives or training programs from our resources, which include the fees and charges imposed under the policy.

The following is a list of the top 25 broker/dealers that, during 2015, received the most, in the aggregate, from us in connection with the sale of registered variable life insurance policies issued by us, ranked by total dollars received and by total commissions paid:
- Voya Financial Advisors, Inc.;
- M Holdings Securities, Inc.;
- LPL Financial Corporation;
- UBS Financial Services Inc.;
- NFP Advisor Services, LLC;
- Independent Financial Group, LLC;
- The Leaders Group, Inc.;
- Cetera Advisors LLC;
- First Heartland Capital, Inc.;
- Centaurus Financial, Inc.;
- Lincoln Investment Planning, Inc.;
- P.J. Robb Variable Corporation;
- Ameriprise Financial Services Inc.;
- AXA Advisors, LLC;
- Stanley Laman Group Securities, LLC;
- The New Penfacs Inc.;
- Wells Fargo Advisors Financial Network, LLC;
- National Planning Corporation;
- Cetera Advisor Networks LLC;
- Raymond James Financial Services, Inc.;
- MetLife Securities, Inc.;
- Cambridge Investment Research Inc.;
- SII Investments Inc.;
- Royal Alliance Associates Inc.; and
- ValMark Securities, Inc.

This is a general discussion of the types and levels of compensation paid by us for the sale of our variable life insurance policies. It is important for you to know that the payment of volume or sales-based compensation to a broker/dealer or registered representative may provide that registered representative a financial incentive to promote our policies over those of another company, and may also provide a financial incentive to promote the policy offered by this prospectus over one of our other policies.

Legal Proceedings

We are not aware of any pending legal proceedings that are likely to have a material adverse effect upon the company's ability to meet its obligations under the policy, Voya America Equities, Inc.'s ability to distribute the policy or upon the variable account.

- **Litigation.** Notwithstanding the foregoing, the company and/or Voya America Equities, Inc., is a defendant in a number of litigation matters arising from the conduct of its business, both in the ordinary course and otherwise. In some of these matters, claimants seek to recover very large or indeterminate amounts, including compensatory, punitive, treble and exemplary damages. Certain claims are asserted as class actions. Modern pleading practice in the U.S. permits considerable variation in the assertion of monetary damages and other relief. The variability in pleading requirements and past experience demonstrates that the monetary and other relief that may be requested in a lawsuit or claim oftentimes bears little relevance to the merits or potential value of a claim.
- **Regulatory Matters.** As with other financial services companies, the company and its affiliates, including Voya America Equities, Inc., periodically receive informal and formal requests for information from various state and federal governmental agencies and self-regulatory organizations in connection with inquiries and investigations of the products and practices of the company or the financial services industry. It is the practice of the company to cooperate fully in these matters. Regulatory investigations, exams, inquiries and audits could result in regulatory action against the company or subject the company to settlement payments, fines, penalties and other financial consequences, as well as changes to the company's policies and procedures.

The outcome of a litigation or regulatory matter and the amount or range of potential loss is difficult to forecast and estimating potential losses requires significant management judgment. It is not possible to predict the ultimate outcome for all pending litigation and regulatory matters and given the large and indeterminate amounts sought and the inherent unpredictability of such matters, it is possible that an adverse outcome in certain litigation or regulatory matters could, from time to time, have a material adverse effect upon the company's results of operations or cash flows in a particular quarterly or annual period.

Financial Statements

Financial statements of the variable account and the company are contained in the Statement of Additional Information. To request a free Statement of Additional Information, please contact Customer Service at the address or telephone number on the back of this prospectus.

APPENDIX A

Definition of Life Insurance Factors

Guideline Premium Test Factors

Attained Age	Factor	Attained Age	Factor	Attained Age	Factor	Attained Age	Factor	Attained Age	Factor
0 – 40	2.50	49	1.91	58	1.38	67	1.18	91	1.04
41	2.43	50	1.85	59	1.34	68	1.17	92	1.03
42	2.36	51	1.78	60	1.30	69	1.16	93	1.02
43	2.29	52	1.71	61	1.28	70	1.15	94	1.01
44	2.22	53	1.64	62	1.26	71	1.13	95 +	1.00
45	2.15	54	1.57	63	1.24	72	1.11		
46	2.09	55	1.50	64	1.22	73	1.09		
47	2.03	56	1.46	65	1.20	74	1.07		
48	1.97	57	1.42	66	1.19	75 – 90	1.05		

Cash Value Accumulation Test Factors

The cash value accumulation test factors vary according to the age, gender and risk class of the insured person.

Generally, the cash value accumulation test requires that a policy's death benefit must be sufficient so that the policy value does not at any time exceed the net single premium required to fund the policy's future benefits. The net single premium for a policy is calculated using a 4.00% interest rate and the 1980 Commissioner's Standard Ordinary Mortality Table and will vary according to the age, gender and risk class of the insured person. The factors for the cash value accumulation test are then equal to 1 divided by the net single premium per dollar of paid up whole life insurance for the applicable age, gender and risk class.

APPENDIX B

Funds Currently Available Through the Variable Account

The following chart lists the mutual funds that are currently available through the subaccounts of the variable account, along with each fund's investment adviser/subadviser and investment objective. More detailed information about the funds can be found in the current prospectus and Statement of Additional Information for each fund. If you received a summary prospectus for any of the funds available through your policy, you may obtain a full prospectus and other fund information free of charge by either accessing the internet address, calling the telephone number or sending an email request to the email address shown on the front of the fund's summary prospectus.

There is no assurance that the stated investment objectives of any of the funds will be achieved. Shares of the funds will rise and fall in value and you could lose money by allocating policy value to the subaccounts that invest in the funds. Shares of the funds are not bank deposits and are not guaranteed, endorsed or insured by any financial institution, the FDIC or any other government agency.

Fund Name Investment Adviser/Subadviser	Investment Objective(s)
American Funds Insurance Series® – Growth Fund[SM] **Investment Adviser:** Capital Research and Management Company[SM]	Seeks growth of capital.
American Funds Insurance Series® – Growth-Income Fund[SM] **Investment Adviser:** Capital Research and Management Company[SM]	Seeks long-term growth of capital and income.
American Funds Insurance Series® – International Fund[SM] **Investment Adviser:** Capital Research and Management Company[SM]	Seeks long-term growth of capital.
BlackRock Global Allocation V.I. Fund **Investment Adviser:** BlackRock Advisors, LLC	Seeks high total investment return.
Fidelity® VIP Contrafund® Portfolio **Investment Adviser:** Fidelity Management & Research Company **Subadvisers:** FMR Co., Inc. and other investment advisers	Seeks long-term capital appreciation.

Fund Name Investment Adviser/Subadviser	Investment Objective(s)
Fidelity® VIP Equity-Income Portfolio **Investment Adviser:** Fidelity Management & Research Company **Subadvisers:** FMR Co., Inc. and other investment advisers	Seeks reasonable income. Also considers the potential for capital appreciation. Seeks to achieve a yield which exceeds the composite yield on the securities comprising the S&P 500® Index.
Neuberger Berman AMT Socially Responsive Portfolio® **Investment Adviser:** Neuberger Berman Management LLC **Subadvisers:** Neuberger Berman LLC	Seeks long-term growth of capital by investing primarily in securities of companies that meet the Fund's financial criteria and social policy.
Voya Balanced Portfolio **Investment Adviser:** Voya Investments, LLC **Subadvisers:** Voya Investment Management Co. LLC	Seeks total return consisting of capital appreciation (both realized and unrealized) and current income; the secondary investment objective is long-term capital appreciation.
Voya Global Bond Portfolio **Investment Adviser:** Directed Services LLC **Subadvisers:** Voya Investment Management Co. LLC	Seeks to maximize total return through a combination of current income and capital appreciation.
Voya Global Equity Portfolio **Investment Adviser:** Voya Investments, LLC **Subadvisers:** Voya Investment Management Co. LLC	Seeks long-term capital growth and current income.
Voya Global Perspectives® Portfolio **Investment Adviser:** Voya Investments, LLC **Subadvisers:** Voya Investment Management Co. LLC	Seeks total return.
Voya Government Liquid Assets Portfolio **Investment Adviser:** Directed Services LLC **Subadvisers:** Voya Investment Management Co. LLC	Seeks high level of current income consistent with the preservation of capital and liquidity.
Voya Growth and Income Portfolio **Investment Adviser:** Voya Investments, LLC **Subadvisers:** Voya Investment Management Co. LLC	Seeks to maximize total return through investments in a diversified portfolio of common stock and securities convertible into common stocks. It is anticipated that capital appreciation and investment income will both be major factors in achieving total return.

Fund Name Investment Adviser/Subadviser	Investment Objective(s)
Voya Index Plus LargeCap Portfolio **Investment Adviser:** Voya Investments, LLC **Subadvisers:** Voya Investment Management Co. LLC	Seeks to outperform the total return performance of the S&P 500® Index, while maintaining a market level of risk.
Voya Index Plus MidCap Portfolio **Investment Adviser:** Voya Investments, LLC **Subadvisers:** Voya Investment Management Co. LLC	Seeks to outperform the total return performance of the S&P MidCap 400® Index, while maintaining a market level of risk.
Voya Index Plus SmallCap Portfolio **Investment Adviser:** Voya Investments, LLC **Subadvisers:** Voya Investment Management Co. LLC	Seeks to outperform the total return performance of the S&P SmallCap 600® Index, while maintaining a market level of risk.
Voya Intermediate Bond Portfolio **Investment Adviser:** Voya Investments, LLC **Subadvisers:** Voya Investment Management Co. LLC	Seeks to maximize total return consistent with reasonable risk. The portfolio seeks its objective through investments in a diversified portfolio consisting primarily of debt securities. It is anticipated that capital appreciation and investment income will both be major factors in achieving total return.
Voya International Index Portfolio **Investment Adviser:** Voya Investments, LLC **Subadvisers:** Voya Investment Management Co. LLC	Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of a widely accepted international index.
Voya Large Cap Growth Portfolio **Investment Adviser:** Directed Services LLC **Subadvisers:** Voya Investment Management Co. LLC	Seeks long-term capital growth.
Voya Large Cap Value Portfolio **Investment Adviser:** Directed Services LLC **Subadvisers:** Voya Investment Management Co. LLC	Seeks long-term growth of capital and current income.

Fund Name Investment Adviser/Subadviser	Investment Objective(s)
Voya Limited Maturity Bond Portfolio **Investment Adviser:** Directed Services LLC **Subadvisers:** Voya Investment Management Co. LLC	Seeks highest current income consistent with low risk to principal and liquidity and secondarily, seeks to enhance its total return through capital appreciation when market factors, such as falling interest rates and rising bond prices, indicate that capital appreciation may be available without significant risk to principal.
Voya Multi-Manager Large Cap Core Portfolio **Investment Adviser:** Directed Services LLC **Subadvisers:** Columbia Management Investment Advisers, LLC and The London Company of Virginia d/b/a The London Company	Seeks reasonable income and capital growth.
Voya Retirement Growth Portfolio **Investment Adviser:** Directed Services LLC **Subadvisers:** Voya Investment Management Co. LLC	Seeks a high level of total return (consisting of capital appreciation and income) consistent with a level of risk that can be expected to be greater than that of the Voya Retirement Moderate Growth Portfolio.
Voya Retirement Moderate Growth Portfolio **Investment Adviser:** Directed Services LLC **Subadvisers:** Voya Investment Management Co. LLC	Seeks a high level of total return (consisting of capital appreciation and income) consistent with a level of risk that can be expected to be greater than that of Voya Retirement Moderate Portfolio but less than that of Voya Retirement Growth Portfolio.
Voya Retirement Moderate Portfolio **Investment Adviser:** Directed Services LLC **Subadvisers:** Voya Investment Management Co. LLC	Seeks a high level of total return (consisting of capital appreciation and income) consistent with a level of risk that can be expected to be greater than that of Voya Retirement Conservative Portfolio but less than that of Voya Retirement Moderate Growth Portfolio.
Voya Russell^{TM} Large Cap Growth Index Portfolio **Investment Adviser:** Voya Investments, LLC **Subadvisers:** Voya Investment Management Co. LLC	Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Russell Top 200® Growth Index.

Fund Name Investment Adviser/Subadviser	Investment Objective(s)
Voya Russell™ Large Cap Index Portfolio **Investment Adviser:** Voya Investments, LLC **Subadvisers:** Voya Investment Management Co. LLC	Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Russell Top 200® Index.
Voya Russell™ Large Cap Value Index Portfolio **Investment Adviser:** Voya Investments, LLC **Subadvisers:** Voya Investment Management Co. LLC	Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Russell Top 200® Value Index.
Voya Russell™ Mid Cap Growth Index Portfolio **Investment Adviser:** Voya Investments, LLC **Subadvisers:** Voya Investment Management Co. LLC	Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Russell Midcap® Growth Index.
Voya Russell™ Small Cap Index Portfolio **Investment Adviser:** Voya Investments, LLC **Subadvisers:** Voya Investment Management Co. LLC	Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Russell 2000® Index.
Voya Small Company Portfolio **Investment Adviser:** Voya Investments, LLC **Subadvisers:** Voya Investment Management Co. LLC	Seeks growth of capital primarily through investment in a diversified portfolio of common stocks of companies with smaller market capitalizations.
Voya SmallCap Opportunities Portfolio **Investment Adviser:** Voya Investments, LLC **Subadvisers:** Voya Investment Management Co. LLC	Seeks long-term capital appreciation.
Voya Solution Moderately Aggressive Portfolio **Investment Adviser:** Directed Services LLC **Subadvisers:** Voya Investment Management Co. LLC	Seeks to provide capital growth through a diversified asset allocation strategy.
Voya U.S. Bond Index Portfolio **Investment Adviser:** Voya Investments, LLC **Subadvisers:** Voya Investment Management Co. LLC	Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Barclays U.S. Aggregate Bond Index.

Fund Name Investment Adviser/Subadviser	Investment Objective(s)
Voya U.S. Stock Index Portfolio **Investment Adviser:** Directed Services LLC **Subadvisers:** Voya Investment Management Co. LLC	Seeks total return.
VY® Baron Growth Portfolio **Investment Adviser:** Directed Services LLC **Subadvisers:** BAMCO, Inc.	Seeks capital appreciation.
VY® Clarion Global Real Estate Portfolio **Investment Adviser:** Voya Investments, LLC **Subadvisers:** CBRE Clarion Securities LLC	Seeks high total return consisting of capital appreciation and current income.
VY® Columbia Small Cap Value II Portfolio **Investment Adviser:** Directed Services LLC **Subadvisers:** Columbia Management Investment Advisers, LLC	Seeks long-term growth of capital.
VY® FMR® Diversified Mid Cap Portfolio[*] **Investment Adviser:** Directed Services LLC **Subadvisers:** Fidelity Management & Research Company *** FMR is a registered service mark of Fidelity Management & Research Company. Used with permission.**	Seeks long-term growth of capital.
VY® Invesco Comstock Portfolio **Investment Adviser:** Directed Services LLC **Subadvisers:** Invesco Advisers, Inc.	Seeks capital growth and income.
VY® Invesco Equity and Income Portfolio **Investment Adviser:** Directed Services LLC **Subadvisers:** Invesco Advisers, Inc.	Seeks total return, consisting of long-term capital appreciation and current income.

Fund Name Investment Adviser/Subadviser	Investment Objective(s)
VY® Invesco Growth and Income Portfolio **Investment Adviser:** Directed Services LLC **Subadvisers:** Invesco Advisers, Inc.	Seeks long-term growth of capital and income.
VY® JPMorgan Emerging Markets Equity Portfolio **Investment Adviser:** Directed Services LLC **Subadvisers:** J.P. Morgan Investment Management Inc.	Seeks capital appreciation.
VY® JPMorgan Small Cap Core Equity Portfolio **Investment Adviser:** Directed Services LLC **Subadvisers:** J.P. Morgan Investment Management Inc.	Seeks capital growth over the long-term.
VY® Oppenheimer Global Portfolio **Investment Adviser:** Directed Services LLC **Subadvisers:** OppenheimerFunds, Inc.	Seeks capital appreciation.
VY® Pioneer High Yield Portfolio **Investment Adviser:** Directed Services LLC **Subadvisers:** Pioneer Investment Management, Inc.	Seeks to maximize total return through income and capital appreciation.
VY® T. Rowe Price Capital Appreciation Portfolio **Investment Adviser:** Directed Services LLC **Subadvisers:** T. Rowe Price Associates, Inc.	Seeks, over the long-term, a high total investment return, consistent with the preservation of capital and with prudent investment risk.
VY® T. Rowe Price Diversified Mid Cap Growth Portfolio **Investment Adviser:** Directed Services LLC **Subadvisers:** T. Rowe Price Associates, Inc.	Seeks long-term capital appreciation.
VY® T. Rowe Price Equity Income Portfolio **Investment Adviser:** Directed Services LLC **Subadvisers:** T. Rowe Price Associates, Inc.	Seeks a high level of dividend income as well as long-term growth of capital through investments in stocks.

Fund Name Investment Adviser/Subadviser	Investment Objective(s)
VY® T. Rowe Price International Stock Portfolio	Seeks long-term growth of capital.
Investment Adviser: Directed Services LLC	
Subadvisers: T. Rowe Price Associates, Inc.	
VY® Templeton Foreign Equity Portfolio	Seeks long-term capital growth.
Investment Adviser: Directed Services LLC	
Subadvisers: Templeton Investment Counsel, LLC	

APPENDIX C

Information Regarding Closed Subaccounts

The subaccounts that invest in the following mutual funds have been closed to new investment:

Fund Name Investment Adviser/Subadviser	Investment Objective(s)
Fidelity® VIP Investment Grade Bond Portfolio **Investment Adviser:** Fidelity Management & Research Company **Subadvisers:** Fidelity Investments Money Management, Inc. and other investment advisers	Seeks as high a level of current income as is consistent with the preservation of capital.
Voya MidCap Opportunities Portfolio **Investment Adviser:** Voya Investments, LLC **Subadvisers:** Voya Investment Management Co. LLC	Seeks long-term capital appreciation.
Voya Strategic Allocation Conservative Portfolio * **Investment Adviser:** Voya Investments, LLC **Subadvisers:** Voya Investment Management Co. LLC	Seeks to provide total return (*i.e.,* income and capital growth, both realized and unrealized) consistent with preservation of capital.
Voya Strategic Allocation Growth Portfolio * **Investment Adviser:** Voya Investments, LLC **Subadvisers:** Voya Investment Management Co. LLC	Seeks to provide capital appreciation.
Voya Strategic Allocation Moderate Portfolio * **Investment Adviser:** Voya Investments, LLC **Subadvisers:** Voya Investment Management Co. LLC	Seeks to provide total return (*i.e.,* income and capital appreciation, both realized and unrealized).
VY® American Century Small-Mid Cap Value Portfolio **Investment Adviser:** Directed Services LLC **Subadvisers:** American Century Investment Management, Inc.	Seeks long-term capital growth. Income is a secondary objective.

Fund Name Investment Adviser/Subadviser	Investment Objective(s)

VY® Clarion Real Estate Portfolio
 	
   Investment Adviser: Directed Services LLC
 	
   Subadvisers: CBRE Clarion Securities LLC
	Seeks total return including capital appreciation and current income.

VY® JPMorgan Mid Cap Value Portfolio
 	
   Investment Adviser: Directed Services LLC
 	
   Subadvisers: J.P. Morgan Investment Management Inc.
	Seeks growth from capital appreciation.

Policy owners who have policy value allocated to one or more of the subaccounts that correspond to these funds may leave their policy value in those subaccounts, but future allocations and transfers into those subaccounts are prohibited. If your most recent premium allocation instructions includes a subaccount that corresponds to one of these funds, premium received that would have been allocated to a subaccount corresponding to one of these funds may be automatically allocated among the other available subaccounts according to your most recent premium allocation instructions. If your most recent allocation instructions do not include any available funds, you must provide us with alternative allocation instructions or the premium payment will be returned to you. You may give us alternative allocation instructions by contacting:

Customer Service
P.O. Box 5011
Minot, North Dakota 58702-5011
1-877-886-5050
www.voyalifecustomerservice.com

Your failure to provide us with alternative allocation instructions before we return your premium payment(s) may result in your policy entering the 61 day grace period and/or your policy lapsing without value. **See Lapse, page 60, for more information about how to keep your policy from lapsing. See also Reinstatement, page 61, for information about how to put your policy back in force if it has lapsed.**

---

*   This fund is structured as a "fund of funds." **See the Fund Fees and Expenses table on page 13 and the Fund of Funds section on page 32 for more information about "fund of funds."**

MORE INFORMATION IS AVAILABLE

If you would like more information about us, the variable account or the policy, the following documents are available free upon request:

- **Statement of Additional Information ("SAI")** – The SAI contains more specific information about the variable account and the policy, as well as the financial statements of the variable account and the company. The SAI is incorporated by reference into (made legally part of) this prospectus. The following is the Table of Contents for the SAI:

- **A personalized illustration of policy benefits** – A personalized illustration can help you understand how the policy works, given the policy's fees and charges along with the investment options, features and benefits and optional benefits you select. A personalized illustration can also help you compare the policy's death benefits, policy value and surrender value with other life insurance policies based on the same or similar assumptions. We reserve the right to assess a fee of up to $50.00 for each personalized illustration you request after the first each policy year. **See Excess Illustration Fee, page 27.**

To request a free SAI or personalized illustration of policy benefits or to make other inquiries about the policy, please contact:

> **Customer Service**
> **P.O. Box 5011**
> **Minot, North Dakota 58702-5011**
> **1-877-886-5050**
> **www.voyalifecustomerservice.com**

If you received a summary prospectus for any of the mutual funds available through your policy, you may obtain a full prospectus and other information free of charge by either accessing the internet address, calling the telephone number or sending an email request to the email address shown on the front of the fund's summary prospectus. Additional information about us, the variable account or the policy (including the SAI) can be reviewed and copied from the SEC's Internet website (www.sec.gov) or at the SEC's Public Reference Branch in Washington, DC. Copies of this additional information may also be obtained, upon payment of a duplicating fee, by writing the SEC's Public Reference Branch at 100 F Street, NE, Room 1580, Washington, DC 20549. More information about operation of the SEC's Public Reference Branch can be obtained by calling 202-551-8090. When looking for information regarding the policy offered through this prospectus, you may find it useful to use the number assigned to the registration statement under the 1933 Act. This number is 333-69431.

1940 Act File No. 811-04208
1933 Act file No. 333-69431

SELECT∗LIFE VARIABLE ACCOUNT
OF
RELIASTAR LIFE INSURANCE COMPANY

Statement of Additional Information dated May 1, 2016

FLEXDESIGN® VUL
A Flexible Premium Adjustable Variable Universal Life Insurance Policy

This Statement of Additional Information is not a prospectus and should be read in conjunction with the current FlexDesign® VUL prospectus dated April 29, 2015. The policy offered in connection with the prospectus is a flexible premium variable universal life insurance policy funded through the Select∗Life Variable Account.

A free prospectus is available upon request by contacting Customer Service at P.O. Box 5011, 2000 21st Avenue NW, Minot, North Dakota 58703, by calling 1-877-886-5050 or by accessing the SEC's website at www.sec.gov.

Read the prospectus before you invest. Unless otherwise indicated, terms used in this Statement of Additional Information shall have the same meaning as in the prospectus.

TABLE OF CONTENTS

GENERAL INFORMATION AND HISTORY

ReliaStar Life Insurance Company ("ReliaStar," "we," "us," "our" and the "Company") issues the FlexDesign[®] VUL policy and is responsible for providing the policy's insurance benefits. All guarantees and benefits provided under the policy that are not related to the variable account are subject to the claims paying ability of the company and our general account. We are a stock life insurance company organized in 1885 and incorporated under the laws of the State of Minnesota. We are admitted to do business in the District of Columbia and all states except New York. Our headquarters is at 20 Washington Avenue South, Minneapolis, Minnesota 55401.

We are an indirect, wholly owned subsidiary of Voya Financial, Inc. ("Voya[®]"), which until April 7, 2014, was known as ING U.S., Inc. In May, 2013, the common stock of Voya began trading on the New York Stock Exchange ("NYSE") under the symbol "VOYA" and Voya completed its initial public offering of common stock.

We established the Select*Life Variable Account (the "variable account") on October 11, 1984, under the laws of the State of Minnesota for the purpose of funding variable life insurance policies issued by us. The variable account is registered with the Securities and Exchange Commission ("SEC") as a unit investment trust under the Investment Company Act of 1940, as amended. Premium payments may be allocated to one or more of the available subaccounts of the variable account. Each subaccount invests in shares of a corresponding mutual fund at net asset value. We may make additions to, deletions from or substitutions of available mutual funds as permitted by law and subject to the conditions of the policy.

Other than the policy owner fees and charges described in the prospectus, all expenses incurred in the operations of the variable account are borne by the company. We do, however, receive compensation for certain recordkeeping, administration or other services from the mutual funds or affiliates of the mutual funds available through the policies. See "Fund Fees and Expenses" in the prospectus.

The company maintains custody of the assets of the variable account. As custodian, the company holds cash balances for the variable account pending investment in the mutual funds or distribution. The mutual funds in whose shares the assets of the subaccounts of the variable account are invested each have custodians, as discussed in the respective mutual fund prospectuses.

PERFORMANCE REPORTING AND ADVERTISING

Information regarding the past, or historical, performance of the subaccounts of the variable account and the mutual funds available for investment through the subaccounts of the variable account may appear in advertisements, sales literature or reports to policy owners or prospective purchasers. SUCH PERFORMANCE INFORMATION FOR THE SUBACCOUNTS WILL REFLECT THE DEDUCTION OF ALL FUND FEES AND CHARGES, INCLUDING INVESTMENT MANAGEMENT FEES, DISTRIBUTION (12B-1) FEES AND OTHER EXPENSES BUT WILL NOT REFLECT DEDUCTIONS FOR ANY POLICY FEES AND CHARGES. IF THE POLICY'S PREMIUM EXPENSE, COST OF INSURANCE, ADMINISTRATIVE AND MORTALITY AND EXPENSE RISK CHARGES AND THE OTHER TRANSACTION, PERIODIC OR OPTIONAL BENEFITS FEES AND CHARGES WERE DEDUCTED, THE PERFORMANCE SHOWN WOULD BE SIGNIFICANTLY LOWER.

With respect to performance reporting it is important to remember that past performance does not guarantee future results. Current performance may be higher or lower than the performance shown and actual investment returns and principal values will fluctuate so that shares and/or units, at redemption, may be worth more or less than their original cost.

Performance history of the subaccounts of the variable account and the corresponding mutual funds is measured by comparing the value at the beginning of the period to the value at the end of the period. Performance is usually calculated for periods of one month, three months, year-to-date, one year, three years, five years, ten years (if the mutual fund has been in existence for these periods) and since the inception date of the mutual fund (if the mutual fund has been in existence for less than ten years). We may provide performance information showing average annual total returns for periods prior to the date a subaccount commenced operation. We will calculate such performance information based on the assumption that the subaccounts were in existence for the same periods as those indicated for the mutual funds, with the level of charges at the variable account level that were in effect at the inception of the subaccounts. Performance information will be specific to the class of mutual fund shares offered through the policy, however, for periods prior to the date a class of mutual fund shares commenced operations, performance information may be based on a different class of shares of the same mutual fund. In this case, performance for the periods prior to the date a class of mutual fund shares commenced operations will be adjusted by the mutual fund fees and expenses associated with the class of mutual fund shares offered through the policy.

We may compare performance of the subaccounts and/or the mutual funds as reported from time to time in advertisements and sales literature to other variable life insurance issuers in general; to the performance of particular types of variable life insurance policies investing in mutual funds; or to investment series of mutual funds with investment objectives similar to each of the subaccounts, whose performance is reported by Lipper Analytical Services, Inc. ("Lipper") and Morningstar. Inc. ("Morningstar") or reported by other series, companies, individuals or other industry or financial publications of general interest, such as *Forbes, Money, The Wall Street Journal, Business Week, Barron's, Kiplinger's and Fortune*. Lipper and Morningstar are independent services that monitor and rank the performances of variable life insurance issuers in each of the major categories of investment objectives on an industry-wide basis.

Lipper's and Morningstar's rankings include variable annuity issuers as well as variable life insurance issuers. The performance analysis prepared by Lipper and Morningstar ranks such issuers on the basis of total return, assuming reinvestment of distributions, but does not take sales charges, redemption fees or certain expense deductions at the separate account level into consideration. We may also compare the performance of each subaccount in advertising and sales literature to the Standard & Poor's Index of 500 common stocks and the Dow Jones Industrials, which are widely used measures of stock market performance. We may also compare the performance of each subaccount to other widely recognized indices. Unmanaged indices may assume the reinvestment of dividends, but typically do not reflect any "deduction" for the expense of operating or managing an investment portfolio.

To help you better understand how your policy's death benefits, policy value and surrender value will vary over time under different sets of assumptions, we encourage you to obtain a personalized illustration. Personalized illustrations will assume deductions for fund expenses and policy and variable account charges. We will base these illustrations on the age and risk classification of the insured person and other factors such as the amount of insurance coverage, death benefit option, premiums and rates of return (within limits) you specify. These personalized illustrations will be based on either a hypothetical investment return of the mutual funds of 0.00% and other percentages not to exceed 12.00% or on the actual historical experience of the mutual funds as if the subaccounts had been in existence and a policy issued for the same periods as those indicated for the mutual funds. Subject to regulatory approval, personalized illustrations may be based upon a weighted average of fund expenses rather than an arithmetic average. A personalized illustration is available upon request by contacting Customer Service at P.O. Box 5011, Minot, ND 58702-5011 or by calling 1-877-886-5050.

EXPERTS

The statements of assets and liabilities of Select∗Life Variable Account as of December 31, 2015, and the related statements of operations and changes in net assets for the periods disclosed in the financial statements, and the statutory basis financial statements of ReliaStar Life Insurance Company as of December 31, 2015 and 2014, and for each of the three years in the period ended December 31, 2015, included in this Statement of Additional Information, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon appearing elsewhere herein, and are included in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

The primary business address of Ernst & Young LLP is 200 Clarendon St., Boston, MA 02116.

FINANCIAL STATEMENTS

The financial statements of the variable account reflect the operations of the variable account as of and for the year ended December 31, 2015, and have been audited by Ernst & Young LLP, independent registered public accounting firm.

The statutory basis financial statements of the Company as of December 31, 2015 and 2014, and for each of the three years in the period ended December 31, 2015, have been audited by Ernst & Young LLP, independent registered public accounting firm. The financial statements of the Company should be distinguished from the financial statements of the variable account and should be considered only as bearing upon the ability of the Company to meet its obligations under the policies. They should not be considered as bearing on the investment performance of the assets held in the variable account. The statutory basis financial statements of the Company as of December 31, 2015 and 2014, and for each of the three years in the period ended December 31, 2015, have been prepared on the basis of statutory accounting practices prescribed or permitted by the State of Minnesota Division of Insurance.

FINANCIAL STATEMENTS
ReliaStar Life Insurance Company
Select*Life Variable Account
Year Ended December 31, 2015
with Report of Independent Registered Public Accounting Firm

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RELIASTAR LIFE INSURANCE COMPANY
SELECT*LIFE VARIABLE ACCOUNT
Financial Statements
Year Ended December 31, 2015

Contents

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Report of Independent Registered Public Accounting Firm

The Board of Directors and Participants of
ReliaStar Life Insurance Company

We have audited the accompanying statements of assets and liabilities of each of the investment divisions disclosed in Note 1 as of December 31, 2015, of ReliaStar Life Insurance Company Select*Life Variable Account (the "Account"), and the related statements of operations for the year or period then ended, and the statements of changes in net assets for the years or periods ended December 31, 2015 and 2014. These financial statements are the responsibility of the Account's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Account's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Account's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our procedures included confirmation of securities owned as of December 31, 2015, by correspondence with the transfer agents or fund companies. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of each of the investment divisions disclosed in Note 1 constituting ReliaStar Life Insurance Company Select*Life Variable Account at December 31, 2015, the results of their operations for the year or period then ended, and the changes in their net assets for the years or periods ended December 31, 2015 and 2014, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

Philadelphia, Pennsylvania
April 13, 2016

Statements of Assets and Liabilities
December 31, 2015
(Dollars in thousands)

	Growth Fund - Class 2		Growth-Income Fund - Class 2		International Fund - Class 2		BlackRock Global Allocation V.I. Fund - Class III		Fidelity® VIP Equity-Income Portfolio - Initial Class	
Assets										
Investments in mutual funds at fair value	$	51,008	$	36,265	$	24,442	$	10,427	$	63,774
Total assets		51,008		36,265		24,442		10,427		63,774
Net assets	$	51,008	$	36,265	$	24,442	$	10,427	$	63,774
Total number of mutual fund shares		753,552		805,169		1,356,386		799,644		3,116,996
Cost of mutual fund shares	$	44,850	$	30,771	$	25,358	$	11,626	$	69,684

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY
SELECT*LIFE VARIABLE ACCOUNT
Statements of Assets and Liabilities
December 31, 2015
(Dollars in thousands)

	Fidelity® VIP Contrafund® Portfolio - Initial Class	Fidelity® VIP Index 500 Portfolio - Initial Class	Fidelity® VIP Investment Grade Bond Portfolio - Initial Class	Neuberger Berman AMT Socially Responsive Portfolio - I Class	Voya Balanced Portfolio - Class I
Assets					
Investments in mutual funds at fair value	$ 87,268	$ 1,576	$ 3,802	$ 2,670	$ 4,770
Total assets	87,268	1,576	3,802	2,670	4,770
Net assets	$ 87,268	$ 1,576	$ 3,802	$ 2,670	$ 4,770
Total number of mutual fund shares	2,572,747	7,635	307,386	124,410	338,300
Cost of mutual fund shares	$ 72,212	$ 1,033	$ 3,800	$ 2,051	$ 3,992

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY
SELECT*LIFE VARIABLE ACCOUNT
Statements of Assets and Liabilities
December 31, 2015
(Dollars in thousands)

	Voya Intermediate Bond Portfolio - Class I	Voya Global Perspectives Portfolio - Class I	Voya Large Cap Growth Portfolio - Institutional Class	Voya Large Cap Value Portfolio - Institutional Class	Voya Limited Maturity Bond Portfolio - Service Class
Assets					
Investments in mutual funds at fair value	$ 33,912	$ 112	$ 115,839	$ 10,763	$ 19,192
Total assets	33,912	112	115,839	10,763	19,192
Net assets	$ 33,912	$ 112	$ 115,839	$ 10,763	$ 19,192
Total number of mutual fund shares	2,708,642	11,257	6,030,154	967,916	1,890,848
Cost of mutual fund shares	$ 34,771	$ 119	$ 82,075	$ 11,766	$ 19,319

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY
SELECT*LIFE VARIABLE ACCOUNT
Statements of Assets and Liabilities
December 31, 2015
(Dollars in thousands)

	Voya Liquid Assets Portfolio - Initial Class		Voya Multi-Manager Large Cap Core Portfolio - Institutional Class		Voya Retirement Growth Portfolio - Institutional Class		Voya Retirement Moderate Growth Portfolio - Institutional Class		Voya Retirement Moderate Portfolio - Institutional Class	
Assets										
Investments in mutual funds at fair value	$	32,727	$	678	$	15,241	$	6,440	$	9,454
Total assets		32,727		678		15,241		6,440		9,454
Net assets	$	32,727	$	678	$	15,241	$	6,440	$	9,454
Total number of mutual fund shares		32,727,415		46,786		1,152,905		506,705		813,585
Cost of mutual fund shares	$	32,727	$	707	$	12,196	$	5,999	$	9,405

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY
SELECT*LIFE VARIABLE ACCOUNT
Statements of Assets and Liabilities
December 31, 2015
(Dollars in thousands)

	Voya U.S. Stock Index Portfolio - Institutional Class		VY® Clarion Global Real Estate Portfolio - Service Class		VY® Clarion Real Estate Portfolio - Institutional Class		VY® FMR Diversified Mid Cap Portfolio - Institutional Class		VY® Invesco Growth and Income Portfolio - Service Class	
Assets										
Investments in mutual funds at fair value	$	63,988	$	5,351	$	1,784	$	6,988	$	9,918
Total assets		63,988		5,351		1,784		6,988		9,918
Net assets	$	63,988	$	5,351	$	1,784	$	6,988	$	9,918
Total number of mutual fund shares		4,796,723		456,933		49,961		458,561		384,288
Cost of mutual fund shares	$	55,487	$	5,459	$	964	$	7,897	$	8,978

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY
SELECT*LIFE VARIABLE ACCOUNT
Statements of Assets and Liabilities
December 31, 2015
(Dollars in thousands)

	VY® JPMorgan Emerging Markets Equity Portfolio - Institutional Class	VY® JPMorgan Small Cap Core Equity Portfolio - Institutional Class	VY® T. Rowe Price Capital Appreciation Portfolio - Institutional Class	VY® T. Rowe Price Equity Income Portfolio - Institutional Class	VY® T. Rowe Price International Stock Portfolio - Institutional Class
Assets					
Investments in mutual funds at fair value	$ 5,640	$ 29,238	$ 70,158	$ 12,540	$ 14,568
Total assets	5,640	29,238	70,158	12,540	14,568
Net assets	$ 5,640	$ 29,238	$ 70,158	$ 12,540	$ 14,568
Total number of mutual fund shares	416,858	1,653,708	2,685,987	949,969	1,141,682
Cost of mutual fund shares	$ 8,175	$ 24,535	$ 64,609	$ 12,516	$ 12,448

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY
SELECT*LIFE VARIABLE ACCOUNT
Statements of Assets and Liabilities
December 31, 2015
(Dollars in thousands)

	Voya Global Bond Portfolio - Service Class	Voya Solution Moderately Aggressive Portfolio - Initial Class	VY® American Century Small-Mid Cap Value Portfolio - Initial Class	VY® Baron Growth Portfolio - Initial Class	VY® Columbia Small Cap Value II Portfolio - Initial Class
Assets					
Investments in mutual funds at fair value	$ 10,125	$ 1,248	$ 81	$ 8,227	$ 6,134
Total assets	10,125	1,248	81	8,227	6,134
Net assets	$ 10,125	$ 1,248	$ 81	$ 8,227	$ 6,134
Total number of mutual fund shares	1,015,507	109,081	7,107	289,163	380,541
Cost of mutual fund shares	$ 11,509	$ 1,294	$ 79	$ 7,507	$ 5,569

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY
SELECT*LIFE VARIABLE ACCOUNT
Statements of Assets and Liabilities
December 31, 2015
(Dollars in thousands)

	VY® Invesco Comstock Portfolio - Initial Class	VY® Invesco Equity and Income Portfolio - Initial Class	VY® JPMorgan Mid Cap Value Portfolio - Initial Class	VY® Oppenheimer Global Portfolio - Initial Class	VY® Pioneer High Yield Portfolio - Initial Class
Assets					
Investments in mutual funds at fair value	$ 6,643	$ 7,956	$ 9,408	$ 43,724	$ 14,792
Total assets	6,643	7,956	9,408	43,724	14,792
Net assets	$ 6,643	$ 7,956	$ 9,408	$ 43,724	$ 14,792
Total number of mutual fund shares	437,614	191,854	494,123	2,433,139	1,373,449
Cost of mutual fund shares	$ 4,756	$ 9,088	$ 8,790	$ 35,895	$ 15,935

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY
SELECT*LIFE VARIABLE ACCOUNT
Statements of Assets and Liabilities
December 31, 2015
(Dollars in thousands)

	VY® T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class	VY® Templeton Foreign Equity Portfolio - Initial Class	Voya Strategic Allocation Conservative Portfolio - Class I	Voya Strategic Allocation Growth Portfolio - Class I	Voya Strategic Allocation Moderate Portfolio - Class I
Assets					
Investments in mutual funds					
at fair value	$ 54,917	$ 6,857	$ 7	$ 457	$ 153
Total assets	54,917	6,857	7	457	153
Net assets	$ 54,917	$ 6,857	$ 7	$ 457	$ 153
Total number of mutual fund shares	5,180,870	612,263	598	34,337	12,040
Cost of mutual fund shares	$ 47,276	$ 6,571	$ 6	$ 378	$ 111

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY
SELECT*LIFE VARIABLE ACCOUNT
Statements of Assets and Liabilities
December 31, 2015
(Dollars in thousands)

	Voya Growth and Income Portfolio - Class I		Voya Global Value Advantage Portfolio - Class I		Voya Index Plus LargeCap Portfolio - Class I		Voya Index Plus MidCap Portfolio - Class I		Voya Index Plus SmallCap Portfolio - Class I	
Assets										
Investments in mutual funds										
at fair value	$	7,086	$	11,889	$	2,871	$	10,997	$	7,893
Total assets		7,086		11,889		2,871		10,997		7,893
Net assets	$	7,086	$	11,889	$	2,871	$	10,997	$	7,893
Total number of mutual fund shares		251,894		1,329,887		128,648		530,211		359,241
Cost of mutual fund shares	$	6,926	$	12,634	$	2,639	$	10,044	$	6,298

The accompanying notes are an integral part of these financial statements.

11

Statements of Assets and Liabilities
December 31, 2015
(Dollars in thousands)

	Voya International Index Portfolio - Class S		Voya Russell™ Large Cap Growth Index Portfolio - Class I		Voya Russell™ Large Cap Index Portfolio - Class I		Voya Russell™ Large Cap Value Index Portfolio - Class I		Voya Russell™ Mid Cap Growth Index Portfolio - Class I
Assets									
Investments in mutual funds at fair value	$	4,477	$	106,018	$	1,775	$	25,170	$	3,164
Total assets		4,477		106,018		1,775		25,170		3,164
Net assets	$	4,477	$	106,018	$	1,775	$	25,170	$	3,164
Total number of mutual fund shares		499,683		4,093,359		110,961		1,340,958		117,670
Cost of mutual fund shares	$	4,349	$	50,103	$	1,743	$	17,025	$	3,287

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY
SELECT*LIFE VARIABLE ACCOUNT
Statements of Assets and Liabilities
December 31, 2015
(Dollars in thousands)

	Voya Russell™ Small Cap Index Portfolio - Class I	Voya Small Company Portfolio - Class I	Voya U.S. Bond Index Portfolio - Class I	Voya MidCap Opportunities Portfolio - Class I	Voya SmallCap Opportunities Portfolio - Class I
Assets					
Investments in mutual funds at fair value	$ 1,050	$ 7,626	$ 6,402	$ 8,195	$ 19,604
Total assets	1,050	7,626	6,402	8,195	19,604
Net assets	$ 1,050	$ 7,626	$ 6,402	$ 8,195	$ 19,604
Total number of mutual fund shares	73,683	386,494	608,522	635,758	790,784
Cost of mutual fund shares	$ 1,127	$ 7,096	$ 6,516	$ 6,565	$ 16,808

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY
SELECT*LIFE VARIABLE ACCOUNT
Statements of Operations
For the Year Ended December 31, 2015
(Dollars in thousands)

	Growth Fund - Class 2	Growth-Income Fund - Class 2	International Fund - Class 2	BlackRock Global Allocation V.I. Fund - Class III	Fidelity® VIP Equity-Income Portfolio - Initial Class
Net investment income (loss)					
Investment income:					
Dividends	$ 310	$ 489	$ 400	$ 120	$ 2,147
Expenses:					
Mortality and expense risk charges	9	8	6	6	135
Total expenses	9	8	6	6	135
Net investment income (loss)	301	481	394	114	2,012
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	528	1,193	(602)	(100)	(662)
Capital gains distributions	10,783	5,583	1,556	659	6,539
Total realized gain (loss) on investments and capital gains distributions	11,311	6,776	954	559	5,877
Net unrealized appreciation (depreciation) of investments	(8,146)	(6,647)	(2,510)	(777)	(10,732)
Net realized and unrealized gain (loss) on investments	3,165	129	(1,556)	(218)	(4,855)
Net increase (decrease) in net assets resulting from operations	$ 3,466	$ 610	$ (1,162)	$ (104)	$ (2,843)

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY
SELECT*LIFE VARIABLE ACCOUNT
Statements of Operations
For the Year Ended December 31, 2015
(Dollars in thousands)

	Fidelity® VIP Contrafund® Portfolio - Initial Class	Fidelity® VIP Index 500 Portfolio - Initial Class	Fidelity® VIP Investment Grade Bond Portfolio - Initial Class	Neuberger Berman AMT Socially Responsive Portfolio - I Class	Voya Balanced Portfolio - Class I
Net investment income (loss)					
Investment income:					
Dividends	$ 937	$ 32	$ 101	$ 16	$ 109
Expenses:					
Mortality and expense risk charges	32	13	4	—	17
Total expenses	32	13	4	—	17
Net investment income (loss)	905	19	97	16	92
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	1,140	80	29	156	155
Capital gains distributions	8,363	1	3	248	—
Total realized gain (loss) on investments					
and capital gains distributions	9,503	81	32	404	155
Net unrealized appreciation					
(depreciation) of investments	(9,705)	(89)	(153)	(430)	(352)
Net realized and unrealized gain (loss)					
on investments	(202)	(8)	(121)	(26)	(197)
Net increase (decrease) in net assets					
resulting from operations	$ 703	$ 11	$ (24)	$ (10)	$ (105)

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY
SELECT*LIFE VARIABLE ACCOUNT
Statements of Operations
For the Year Ended December 31, 2015
(Dollars in thousands)

	Voya Intermediate Bond Portfolio - Class I	Voya Global Perspectives Portfolio - Class I	Voya Global Resources Portfolio - Institutional Class	Voya Large Cap Growth Portfolio - Institutional Class	Voya Large Cap Value Portfolio - Institutional Class
Net investment income (loss)					
Investment income:					
Dividends	$ 1,196	$ 2	$ 171	$ 667	$ 216
Expenses:					
Mortality and expense risk charges	8	—	—	32	2
Total expenses	8	—	—	32	2
Net investment income (loss)	1,188	2	171	635	214
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	124	—	(1,232)	5,641	179
Capital gains distributions	—	3	—	11,548	653
Total realized gain (loss) on investments					
and capital gains distributions	124	3	(1,232)	17,189	832
Net unrealized appreciation					
(depreciation) of investments	(1,133)	(9)	856	(10,442)	(1,606)
Net realized and unrealized gain (loss)					
on investments	(1,009)	(6)	(376)	6,747	(774)
Net increase (decrease) in net assets					
resulting from operations	$ 179	$ (4)	$ (205)	$ 7,382	$ (560)

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY
SELECT*LIFE VARIABLE ACCOUNT
Statements of Operations
For the Year Ended December 31, 2015
(Dollars in thousands)

	Voya Limited Maturity Bond Portfolio - Service Class	Voya Liquid Assets Portfolio - Initial Class	Voya Multi-Manager Large Cap Core Portfolio - Institutional Class	Voya Retirement Growth Portfolio - Institutional Class	Voya Retirement Moderate Growth Portfolio - Institutional Class
Net investment income (loss)					
Investment income:					
Dividends	$ 190	$ 1	$ 7	$ 358	$ 152
Expenses:					
Mortality and expense risk charges	2	26	—	4	1
Total expenses	2	26	—	4	1
Net investment income (loss)	188	(25)	7	354	151
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	(105)	—	65	871	451
Capital gains distributions	—	3	47	—	204
Total realized gain (loss) on investments					
and capital gains distributions	(105)	3	112	871	655
Net unrealized appreciation					
(depreciation) of investments	20	—	(118)	(1,461)	(904)
Net realized and unrealized gain (loss)					
on investments	(85)	3	(6)	(590)	(249)
Net increase (decrease) in net assets					
resulting from operations	$ 103	$ (22)	$ 1	$ (236)	$ (98)

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY
SELECT*LIFE VARIABLE ACCOUNT
Statements of Operations
For the Year Ended December 31, 2015
(Dollars in thousands)

	Voya Retirement Moderate Portfolio - Institutional Class	Voya U.S. Stock Index Portfolio - Institutional Class	VY® Clarion Global Real Estate Portfolio - Service Class	VY® Clarion Real Estate Portfolio - Institutional Class	VY® DFA World Equity Portfolio - Institutional Class
Net investment income (loss)					
Investment income:					
Dividends	$ 125	$ 1,199	$ 166	$ 29	$ 26
Expenses:					
Mortality and expense risk charges	3	2	2	—	—
Total expenses	3	2	2	—	—
Net investment income (loss)	122	1,197	164	29	26
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	342	520	210	63	8
Capital gains distributions	720	5,739	—	—	84
Total realized gain (loss) on investments					
and capital gains distributions	1,062	6,259	210	63	92
Net unrealized appreciation					
(depreciation) of investments	(1,287)	(6,683)	(531)	(34)	(96)
Net realized and unrealized gain (loss)					
on investments	(225)	(424)	(321)	29	(4)
Net increase (decrease) in net assets					
resulting from operations	$ (103)	$ 773	$ (157)	$ 58	$ 22

The accompanying notes are an integral part of these financial statements.

18

RELIASTAR LIFE INSURANCE COMPANY
SELECT*LIFE VARIABLE ACCOUNT
Statements of Operations
For the Year Ended December 31, 2015
(Dollars in thousands)

	VY® FMR Diversified Mid Cap Portfolio - Institutional Class	VY® Franklin Templeton Founding Strategy Portfolio - Institutional Class	VY® Invesco Growth and Income Portfolio - Service Class	VY® JPMorgan Emerging Markets Equity Portfolio - Institutional Class	VY® JPMorgan Small Cap Core Equity Portfolio - Institutional Class
Net investment income (loss)					
Investment income:					
Dividends	$ 30	$ 89	$ 338	$ 98	$ 145
Expenses:					
Mortality and expense risk charges	2	—	5	2	13
Total expenses	2	—	5	2	13
Net investment income (loss)	28	89	333	96	132
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	412	(132)	230	(199)	1,131
Capital gains distributions	1,389	158	1,439	425	3,722
Total realized gain (loss) on investments					
and capital gains distributions	1,801	26	1,669	226	4,853
Net unrealized appreciation					
(depreciation) of investments	(1,897)	(113)	(2,303)	(1,374)	(6,051)
Net realized and unrealized gain (loss)					
on investments	(96)	(87)	(634)	(1,148)	(1,198)
Net increase (decrease) in net assets					
resulting from operations	$ (68)	$ 2	$ (301)	$ (1,052)	$ (1,066)

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY
SELECT*LIFE VARIABLE ACCOUNT
Statements of Operations
For the Year Ended December 31, 2015
(Dollars in thousands)

	VY® T. Rowe Price Capital Appreciation Portfolio - Institutional Class	VY® T. Rowe Price Equity Income Portfolio - Institutional Class	VY® T. Rowe Price International Stock Portfolio - Institutional Class	Voya Aggregate Bond Portfolio - Initial Class	Voya Global Bond Portfolio - Service Class
Net investment income (loss)					
Investment income:					
Dividends	$ 1,069	$ 320	$ 174	$ 128	$ —
Expenses:					
Mortality and expense risk charges	21	6	6	1	2
Total expenses	21	6	6	1	2
Net investment income (loss)	1,048	314	168	127	(2)
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	1,128	1,065	(155)	(162)	(283)
Capital gains distributions	8,957	1,730	—	129	—
Total realized gain (loss) on investments					
and capital gains distributions	10,085	2,795	(155)	(33)	(283)
Net unrealized appreciation					
(depreciation) of investments	(7,274)	(4,081)	(77)	(81)	(220)
Net realized and unrealized gain (loss)					
on investments	2,811	(1,286)	(232)	(114)	(503)
Net increase (decrease) in net assets					
resulting from operations	$ 3,859	$ (972)	$ (64)	$ 13	$ (505)

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY
SELECT*LIFE VARIABLE ACCOUNT
Statements of Operations
For the Year Ended December 31, 2015
(Dollars in thousands)

	Voya Solution Moderately Aggressive Portfolio - Initial Class	VY® American Century Small-Mid Cap Value Portfolio - Initial Class	VY® Baron Growth Portfolio - Initial Class	VY® Columbia Small Cap Value II Portfolio - Initial Class	VY® Invesco Comstock Portfolio - Initial Class
Net investment income (loss)					
Investment income:					
Dividends	$ —	$ 2	$ 50	$ 45	$ 184
Expenses:					
Mortality and expense risk charges	—	—	1	—	2
Total expenses	—	—	1	—	2
Net investment income (loss)	—	2	49	45	182
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	(3)	8	918	1,309	222
Capital gains distributions	—	15	721	—	—
Total realized gain (loss) on investments					
and capital gains distributions	(3)	23	1,639	1,309	222
Net unrealized appreciation					
(depreciation) of investments	(46)	(26)	(2,136)	(1,553)	(812)
Net realized and unrealized gain (loss)					
on investments	(49)	(3)	(497)	(244)	(590)
Net increase (decrease) in net assets					
resulting from operations	$ (49)	$ (1)	$ (448)	$ (199)	$ (408)

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY
SELECT*LIFE VARIABLE ACCOUNT
Statements of Operations
For the Year Ended December 31, 2015
(Dollars in thousands)

	VY® Invesco Equity and Income Portfolio - Initial Class	VY® JPMorgan Mid Cap Value Portfolio - Initial Class	VY® Oppenheimer Global Portfolio - Initial Class	VY® Pioneer High Yield Portfolio - Initial Class	VY® T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class
Net investment income (loss)					
Investment income:					
Dividends	$ 189	$ 86	$ 665	$ 868	$ —
Expenses:					
Mortality and expense risk charges	5	1	17	19	28
Total expenses	5	1	17	19	28
Net investment income (loss)	184	85	648	849	(28)
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	45	991	1,265	1,082	1,679
Capital gains distributions	681	1,462	3,446	—	8,666
Total realized gain (loss) on investments					
and capital gains distributions	726	2,453	4,711	1,082	10,345
Net unrealized appreciation					
(depreciation) of investments	(1,094)	(2,793)	(3,506)	(2,673)	(9,125)
Net realized and unrealized gain (loss)					
on investments	(368)	(340)	1,205	(1,591)	1,220
Net increase (decrease) in net assets					
resulting from operations	$ (184)	$ (255)	$ 1,853	$ (742)	$ 1,192

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY
SELECT*LIFE VARIABLE ACCOUNT
Statements of Operations
For the Year Ended December 31, 2015
(Dollars in thousands)

	VY® Templeton Foreign Equity Portfolio - Initial Class	Voya Strategic Allocation Conservative Portfolio - Class I	Voya Strategic Allocation Growth Portfolio - Class I	Voya Strategic Allocation Moderate Portfolio - Class I	Voya Growth and Income Portfolio - Class I
Net investment income (loss)					
Investment income:					
Dividends	$ 300	$ —	$ 12	$ 5	$ 149
Expenses:					
Mortality and expense risk charges	1	—	—	—	2
Total expenses	1	—	—	—	2
Net investment income (loss)	299	—	12	5	147
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	241	—	(7)	—	430
Capital gains distributions	—	—	—	—	344
Total realized gain (loss) on investments					
and capital gains distributions	241	—	(7)	—	774
Net unrealized appreciation					
(depreciation) of investments	(759)	—	(11)	(6)	(1,008)
Net realized and unrealized gain (loss)					
on investments	(518)	—	(18)	(6)	(234)
Net increase (decrease) in net assets					
resulting from operations	$ (219)	$ —	$ (6)	$ (1)	$ (87)

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY
SELECT*LIFE VARIABLE ACCOUNT
Statements of Operations
For the Year Ended December 31, 2015
(Dollars in thousands)

	Voya Global Value Advantage Portfolio - Class I	Voya Index Plus LargeCap Portfolio - Class I	Voya Index Plus MidCap Portfolio - Class I	Voya Index Plus SmallCap Portfolio - Class I	Voya International Index Portfolio - Class S
Net investment income (loss)					
Investment income:					
Dividends	$ 77	$ 50	$ 112	$ 77	$ 117
Expenses:					
Mortality and expense risk charges	3	1	2	1	7
Total expenses	3	1	2	1	7
Net investment income (loss)	74	49	110	76	110
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(31)	638	591	612	181
Capital gains distributions	—	—	1,669	—	—
Total realized gain (loss) on investments and capital gains distributions	(31)	638	2,260	612	181
Net unrealized appreciation (depreciation) of investments	(745)	(670)	(2,558)	(890)	(343)
Net realized and unrealized gain (loss) on investments	(776)	(32)	(298)	(278)	(162)
Net increase (decrease) in net assets resulting from operations	$ (702)	$ 17	$ (188)	$ (202)	$ (52)

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY
SELECT*LIFE VARIABLE ACCOUNT
Statements of Operations
For the Year Ended December 31, 2015
(Dollars in thousands)

	Voya Russell™ Large Cap Growth Index Portfolio - Class I	Voya Russell™ Large Cap Index Portfolio - Class I	Voya Russell™ Large Cap Value Index Portfolio - Class I	Voya Russell™ Mid Cap Growth Index Portfolio - Class I	Voya Russell™ Small Cap Index Portfolio - Class I
Net investment income (loss)					
Investment income:					
Dividends	$ 1,271	$ 29	$ 460	$ 31	$ 14
Expenses:					
Mortality and expense risk charges	175	—	9	1	—
Total expenses	175	—	9	1	—
Net investment income (loss)	1,096	29	451	30	14
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	6,435	151	1,719	306	(126)
Capital gains distributions	—	—	363	—	111
Total realized gain (loss) on investments and capital gains distributions	6,435	151	2,082	306	(15)
Net unrealized appreciation (depreciation) of investments	206	(191)	(3,512)	(421)	(94)
Net realized and unrealized gain (loss) on investments	6,641	(40)	(1,430)	(115)	(109)
Net increase (decrease) in net assets resulting from operations	$ 7,737	$ (11)	$ (979)	$ (85)	$ (95)

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY
SELECT*LIFE VARIABLE ACCOUNT
Statements of Operations
For the Year Ended December 31, 2015
(Dollars in thousands)

	Voya Small Company Portfolio - Class I	Voya U.S. Bond Index Portfolio - Class I	Voya International Value Portfolio - Class I	Voya MidCap Opportunities Portfolio - Class I	Voya SmallCap Opportunities Portfolio - Class I
Net investment income (loss)					
Investment income:					
Dividends	$ 39	$ 113	$ 21	$ —	$ —
Expenses:					
Mortality and expense risk charges	—	1	—	2	8
Total expenses	—	1	—	2	8
Net investment income (loss)	39	112	21	(2)	(8)
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	294	(26)	(458)	642	779
Capital gains distributions	1,138	9	—	1,248	1,991
Total realized gain (loss) on investments					
and capital gains distributions	1,432	(17)	(458)	1,890	2,770
Net unrealized appreciation					
(depreciation) of investments	(1,519)	(115)	591	(1,817)	(2,931)
Net realized and unrealized gain (loss)					
on investments	(87)	(132)	133	73	(161)
Net increase (decrease) in net assets					
resulting from operations	$ (48)	$ (20)	$ 154	$ 71	$ (169)

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY
SELECT*LIFE VARIABLE ACCOUNT
Statements of Changes in Net Assets
For the Years Ended December 31, 2015 and 2014
(Dollars in thousands)

	Growth Fund - Class 2	Growth-Income Fund - Class 2	International Fund - Class 2	BlackRock Global Allocation V.I. Fund - Class III
Net assets at January 1, 2014	$ 51,874	$ 38,379	$ 30,069	$ 11,280
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	377	473	391	271
Total realized gain (loss) on investments and capital gains distributions	3,505	2,828	(223)	1,164
Net unrealized appreciation (depreciation) of investments	(74)	443	(905)	(1,209)
Net increase (decrease) in net assets resulting from operations	3,808	3,744	(737)	226
Changes from principal transactions:				
Premiums	2,524	1,828	1,503	592
Death benefits	(129)	(205)	(83)	(135)
Surrenders and withdrawals	(3,116)	(2,397)	(1,953)	(456)
Policy loans	(244)	(311)	(183)	10
Contract charges	(2,235)	(1,670)	(1,345)	(465)
Cost of insurance and administrative charges	1	—	—	—
Transfers between Divisions (including fixed account), net	(721)	399	270	1,209
Increase (decrease) in net assets derived from principal transactions	(3,920)	(2,356)	(1,791)	755
Total increase (decrease) in net assets	(112)	1,388	(2,528)	981
Net assets at December 31, 2014	51,762	39,767	27,541	12,261
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	301	481	394	114
Total realized gain (loss) on investments and capital gains distributions	11,311	6,776	954	559
Net unrealized appreciation (depreciation) of investments	(8,146)	(6,647)	(2,510)	(777)
Net increase (decrease) in net assets resulting from operations	3,466	610	(1,162)	(104)
Changes from principal transactions:				
Premiums	2,332	1,641	1,362	519
Death benefits	(127)	(66)	(74)	(30)
Surrenders and withdrawals	(2,984)	(2,580)	(1,769)	(388)
Policy loans	(282)	(153)	(195)	(53)
Contract charges	(2,222)	(1,586)	(1,253)	(456)
Cost of insurance and administrative charges	1	—	—	—
Transfers between Divisions (including fixed account), net	(938)	(1,368)	(8)	(1,322)
Increase (decrease) in net assets derived from principal transactions	(4,220)	(4,112)	(1,937)	(1,730)
Total increase (decrease) in net assets	(754)	(3,502)	(3,099)	(1,834)
Net assets at December 31, 2015	$ 51,008	$ 36,265	$ 24,442	$ 10,427

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY
SELECT*LIFE VARIABLE ACCOUNT
Statements of Changes in Net Assets
For the Years Ended December 31, 2015 and 2014
(Dollars in thousands)

	Fidelity® VIP Equity-Income Portfolio - Initial Class	Fidelity® VIP Contrafund® Portfolio - Initial Class	Fidelity® VIP Index 500 Portfolio - Initial Class	Fidelity® VIP Investment Grade Bond Portfolio - Initial Class
Net assets at January 1, 2014	$ 73,522	$ 94,078	$ 1,801	$ 5,045
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	1,908	863	14	92
Total realized gain (loss) on investments and capital gains distributions	1,050	3,294	76	24
Net unrealized appreciation (depreciation) of investments	3,044	6,407	123	152
Net increase (decrease) in net assets resulting from operations	6,002	10,564	213	268
Changes from principal transactions:				
Premiums	3,720	4,353	—	—
Death benefits	(324)	(482)	(41)	(52)
Surrenders and withdrawals	(4,303)	(6,551)	(52)	(383)
Policy loans	(217)	(966)	(3)	(19)
Contract charges	(4,236)	(4,795)	(89)	(307)
Cost of insurance and administrative charges	1	1	—	—
Transfers between Divisions (including fixed account), net	(1,114)	(57)	(39)	(127)
Increase (decrease) in net assets derived from principal transactions	(6,473)	(8,497)	(224)	(888)
Total increase (decrease) in net assets	(471)	2,067	(11)	(620)
Net assets at December 31, 2014	73,051	96,145	1,790	4,425
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	2,012	905	19	97
Total realized gain (loss) on investments and capital gains distributions	5,877	9,503	81	32
Net unrealized appreciation (depreciation) of investments	(10,732)	(9,705)	(89)	(153)
Net increase (decrease) in net assets resulting from operations	(2,843)	703	11	(24)
Changes from principal transactions:				
Premiums	3,530	3,981	—	—
Death benefits	(569)	(526)	(6)	(43)
Surrenders and withdrawals	(4,071)	(5,587)	(109)	(216)
Policy loans	(152)	(439)	(3)	(17)
Contract charges	(3,941)	(4,629)	(84)	(234)
Cost of insurance and administrative charges	—	1	—	—
Transfers between Divisions (including fixed account), net	(1,231)	(2,381)	(23)	(89)
Increase (decrease) in net assets derived from principal transactions	(6,434)	(9,580)	(225)	(599)
Total increase (decrease) in net assets	(9,277)	(8,877)	(214)	(623)
Net assets at December 31, 2015	$ 63,774	$ 87,268	$ 1,576	$ 3,802

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY
SELECT*LIFE VARIABLE ACCOUNT
Statements of Changes in Net Assets
For the Years Ended December 31, 2015 and 2014
(Dollars in thousands)

	Neuberger Berman AMT Socially Responsive Portfolio - I Class	Voya Balanced Portfolio - Class I	Voya Intermediate Bond Portfolio - Class I	Voya Global Perspectives Portfolio - Class I
Net assets at January 1, 2014	$ 2,991	$ 6,051	$ 12,274	$ 3
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	11	77	1,049	—
Total realized gain (loss) on investments and capital gains distributions	223	39	227	—
Net unrealized appreciation (depreciation) of investments	42	217	423	2
Net increase (decrease) in net assets resulting from operations	276	333	1,699	2
Changes from principal transactions:				
Premiums	148	72	1,617	2
Death benefits	(13)	(27)	(141)	—
Surrenders and withdrawals	(139)	(670)	(1,883)	—
Policy loans	(11)	(91)	80	—
Contract charges	(136)	(399)	(1,534)	(3)
Cost of insurance and administrative charges	—	—	—	—
Transfers between Divisions (including fixed account), net	(200)	515	20,293	65
Increase (decrease) in net assets derived from principal transactions	(351)	(600)	18,432	64
Total increase (decrease) in net assets	(75)	(267)	20,131	66
Net assets at December 31, 2014	2,916	5,784	32,405	69
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	16	92	1,188	2
Total realized gain (loss) on investments and capital gains distributions	404	155	124	3
Net unrealized appreciation (depreciation) of investments	(430)	(352)	(1,133)	(9)
Net increase (decrease) in net assets resulting from operations	(10)	(105)	179	(4)
Changes from principal transactions:				
Premiums	134	75	1,605	12
Death benefits	(3)	(39)	(87)	—
Surrenders and withdrawals	(81)	(285)	(1,638)	—
Policy loans	(37)	(25)	(153)	2
Contract charges	(134)	(338)	(1,755)	(5)
Cost of insurance and administrative charges	—	—	1	—
Transfers between Divisions (including fixed account), net	(115)	(297)	3,355	38
Increase (decrease) in net assets derived from principal transactions	(236)	(909)	1,328	47
Total increase (decrease) in net assets	(246)	(1,014)	1,507	43
Net assets at December 31, 2015	$ 2,670	$ 4,770	$ 33,912	$ 112

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY
SELECT*LIFE VARIABLE ACCOUNT
Statements of Changes in Net Assets
For the Years Ended December 31, 2015 and 2014
(Dollars in thousands)

	Voya Global Resources Portfolio - Institutional Class	Voya Large Cap Growth Portfolio - Institutional Class	Voya Large Cap Value Portfolio - Institutional Class	Voya Limited Maturity Bond Portfolio - Service Class
Net assets at January 1, 2014	$ 11,882	$ 104,557	$ 5,076	$ 22,841
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	143	494	211	135
Total realized gain (loss) on investments and capital gains distributions	769	13,514	285	(37)
Net unrealized appreciation (depreciation) of investments	(2,179)	102	165	50
Net increase (decrease) in net assets resulting from operations	(1,267)	14,110	661	148
Changes from principal transactions:				
Premiums	729	5,077	396	1,397
Death benefits	(93)	(704)	(54)	(168)
Surrenders and withdrawals	(495)	(7,640)	(408)	(1,278)
Policy loans	(67)	(728)	(49)	87
Contract charges	(573)	(5,835)	(387)	(1,066)
Cost of insurance and administrative charges	—	—	—	—
Transfers between Divisions (including fixed account), net	(1,249)	10,979	7,322	(2,335)
Increase (decrease) in net assets derived from principal transactions	(1,748)	1,149	6,820	(3,363)
Total increase (decrease) in net assets	(3,015)	15,259	7,481	(3,215)
Net assets at December 31, 2014	8,867	119,816	12,557	19,626
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	171	635	214	188
Total realized gain (loss) on investments and capital gains distributions	(1,232)	17,189	832	(105)
Net unrealized appreciation (depreciation) of investments	856	(10,442)	(1,606)	20
Net increase (decrease) in net assets resulting from operations	(205)	7,382	(560)	103
Changes from principal transactions:				
Premiums	104	4,881	548	1,193
Death benefits	—	(589)	(15)	(46)
Surrenders and withdrawals	(170)	(6,719)	(493)	(970)
Policy loans	86	(506)	(119)	(56)
Contract charges	(84)	(5,968)	(549)	(991)
Cost of insurance and administrative charges	—	1	—	—
Transfers between Divisions (including fixed account), net	(8,598)	(2,459)	(606)	333
Increase (decrease) in net assets derived from principal transactions	(8,662)	(11,359)	(1,234)	(537)
Total increase (decrease) in net assets	(8,867)	(3,977)	(1,794)	(434)
Net assets at December 31, 2015	—	$ 115,839	$ 10,763	$ 19,192

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY
SELECT*LIFE VARIABLE ACCOUNT
Statements of Changes in Net Assets
For the Years Ended December 31, 2015 and 2014
(Dollars in thousands)

	Voya Liquid Assets Portfolio - Initial Class	Voya Multi-Manager Large Cap Core Portfolio - Institutional Class	Voya Retirement Growth Portfolio - Institutional Class	Voya Retirement Moderate Growth Portfolio - Institutional Class
Net assets at January 1, 2014	$ 34,635	$ 392	$ 17,089	$ 6,925
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(29)	8	352	139
Total realized gain (loss) on investments and capital gains distributions	4	40	473	165
Net unrealized appreciation (depreciation) of investments	—	11	138	110
Net increase (decrease) in net assets resulting from operations	(25)	59	963	414
Changes from principal transactions:				
Premiums	3,375	—	1,378	363
Death benefits	(160)	—	(2)	(7)
Surrenders and withdrawals	(4,892)	—	(456)	(66)
Policy loans	(154)	—	(206)	(129)
Contract charges	(2,889)	—	(1,028)	(395)
Cost of insurance and administrative charges	—	—	2	—
Transfers between Divisions (including fixed account), net	2,829	262	(216)	94
Increase (decrease) in net assets derived from principal transactions	(1,891)	262	(528)	(140)
Total increase (decrease) in net assets	(1,916)	321	435	274
Net assets at December 31, 2014	32,719	713	17,524	7,199
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(25)	7	354	151
Total realized gain (loss) on investments and capital gains distributions	3	112	871	655
Net unrealized appreciation (depreciation) of investments	—	(118)	(1,461)	(904)
Net increase (decrease) in net assets resulting from operations	(22)	1	(236)	(98)
Changes from principal transactions:				
Premiums	2,749	—	1,274	387
Death benefits	(105)	—	—	(9)
Surrenders and withdrawals	(7,300)	—	(1,608)	(511)
Policy loans	(172)	—	(244)	(337)
Contract charges	(2,635)	—	(981)	(438)
Cost of insurance and administrative charges	—	—	2	—
Transfers between Divisions (including fixed account), net	7,493	(36)	(490)	247
Increase (decrease) in net assets derived from principal transactions	30	(36)	(2,047)	(661)
Total increase (decrease) in net assets	8	(35)	(2,283)	(759)
Net assets at December 31, 2015	$ 32,727	$ 678	$ 15,241	$ 6,440

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY
SELECT*LIFE VARIABLE ACCOUNT
Statements of Changes in Net Assets
For the Years Ended December 31, 2015 and 2014
(Dollars in thousands)

	Voya Retirement Moderate Portfolio - Institutional Class	Voya U.S. Stock Index Portfolio - Institutional Class	VY® Clarion Global Real Estate Portfolio - Service Class	VY® Clarion Real Estate Portfolio - Institutional Class
Net assets at January 1, 2014	$ 10,644	$ 66,274	$ 4,924	$ 1,701
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	358	1,242	53	29
Total realized gain (loss) on investments and capital gains distributions	425	7,834	309	(20)
Net unrealized appreciation (depreciation) of investments	(184)	(702)	262	476
Net increase (decrease) in net assets resulting from operations	599	8,374	624	485
Changes from principal transactions:				
Premiums	524	3,759	203	—
Death benefits	(66)	(483)	(15)	(1)
Surrenders and withdrawals	(1,128)	(4,872)	(300)	(63)
Policy loans	(101)	(498)	(25)	(15)
Contract charges	(686)	(3,786)	(219)	(91)
Cost of insurance and administrative charges	—	1	—	—
Transfers between Divisions (including fixed account), net	960	304	24	(38)
Increase (decrease) in net assets derived from principal transactions	(497)	(5,575)	(332)	(208)
Total increase (decrease) in net assets	102	2,799	292	277
Net assets at December 31, 2014	10,746	69,073	5,216	1,978
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	122	1,197	164	29
Total realized gain (loss) on investments and capital gains distributions	1,062	6,259	210	63
Net unrealized appreciation (depreciation) of investments	(1,287)	(6,683)	(531)	(34)
Net increase (decrease) in net assets resulting from operations	(103)	773	(157)	58
Changes from principal transactions:				
Premiums	464	3,464	251	—
Death benefits	(4)	(347)	(21)	(8)
Surrenders and withdrawals	(906)	(4,254)	(213)	(99)
Policy loans	(109)	(385)	(57)	(14)
Contract charges	(624)	(3,679)	(266)	(89)
Cost of insurance and administrative charges	—	1	—	—
Transfers between Divisions (including fixed account), net	(10)	(658)	598	(42)
Increase (decrease) in net assets derived from principal transactions	(1,189)	(5,858)	292	(252)
Total increase (decrease) in net assets	(1,292)	(5,085)	135	(194)
Net assets at December 31, 2015	$ 9,454	$ 63,988	$ 5,351	$ 1,784

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY
SELECT*LIFE VARIABLE ACCOUNT
Statements of Changes in Net Assets
For the Years Ended December 31, 2015 and 2014
(Dollars in thousands)

	VY® DFA World Equity Portfolio - Institutional Class	VY® FMR Diversified Mid Cap Portfolio - Institutional Class	VY® Franklin Templeton Founding Strategy Portfolio - Institutional Class	VY® Invesco Growth and Income Portfolio - Service Class
Net assets at January 1, 2014	$ 777	$ 6,347	$ 1,171	$ 10,994
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	14	33	29	120
Total realized gain (loss) on investments and capital gains distributions	27	1,614	92	903
Net unrealized appreciation (depreciation) of investments	(30)	(1,116)	(87)	25
Net increase (decrease) in net assets resulting from operations	11	531	34	1,048
Changes from principal transactions:				
Premiums	24	344	49	614
Death benefits	—	(16)	—	(38)
Surrenders and withdrawals	(42)	(254)	(89)	(966)
Policy loans	14	(127)	40	(81)
Contract charges	(37)	(358)	(66)	(630)
Cost of insurance and administrative charges	—	—	—	—
Transfers between Divisions (including fixed account), net	198	1,781	(46)	306
Increase (decrease) in net assets derived from principal transactions	157	1,370	(112)	(795)
Total increase (decrease) in net assets	168	1,901	(78)	253
Net assets at December 31, 2014	945	8,248	1,093	11,247
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	26	28	89	333
Total realized gain (loss) on investments and capital gains distributions	92	1,801	26	1,669
Net unrealized appreciation (depreciation) of investments	(96)	(1,897)	(113)	(2,303)
Net increase (decrease) in net assets resulting from operations	22	(68)	2	(301)
Changes from principal transactions:				
Premiums	16	342	25	587
Death benefits	—	(87)	(4)	(156)
Surrenders and withdrawals	(53)	(544)	(57)	(492)
Policy loans	(2)	(2)	2	(25)
Contract charges	(25)	(376)	(42)	(613)
Cost of insurance and administrative charges	—	—	—	—
Transfers between Divisions (including fixed account), net	(903)	(525)	(1,019)	(329)
Increase (decrease) in net assets derived from principal transactions	(967)	(1,192)	(1,095)	(1,028)
Total increase (decrease) in net assets	(945)	(1,260)	(1,093)	(1,329)
Net assets at December 31, 2015	$ —	$ 6,988	$ —	$ 9,918

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY
SELECT*LIFE VARIABLE ACCOUNT
Statements of Changes in Net Assets
For the Years Ended December 31, 2015 and 2014
(Dollars in thousands)

	VY® JPMorgan Emerging Markets Equity Portfolio - Institutional Class	VY® JPMorgan Small Cap Core Equity Portfolio - Institutional Class	VY® T. Rowe Price Capital Appreciation Portfolio - Institutional Class	VY® T. Rowe Price Equity Income Portfolio - Institutional Class
Net assets at January 1, 2014	$ 7,404	$ 32,840	$ 64,990	$ 16,525
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	92	166	1,035	341
Total realized gain (loss) on investments and capital gains distributions	627	4,030	6,358	2,028
Net unrealized appreciation (depreciation) of investments	(616)	(1,612)	432	(1,175)
Net increase (decrease) in net assets resulting from operations	103	2,584	7,825	1,194
Changes from principal transactions:				
Premiums	498	1,493	2,658	713
Death benefits	(75)	(143)	(665)	(63)
Surrenders and withdrawals	(325)	(2,254)	(4,018)	(1,172)
Policy loans	(21)	(273)	(298)	(156)
Contract charges	(391)	(1,499)	(3,174)	(830)
Cost of insurance and administrative charges	—	1	—	—
Transfers between Divisions (including fixed account), net	(327)	(492)	2,397	96
Increase (decrease) in net assets derived from principal transactions	(641)	(3,167)	(3,100)	(1,412)
Total increase (decrease) in net assets	(538)	(583)	4,725	(218)
Net assets at December 31, 2014	6,866	32,257	69,715	16,307
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	96	132	1,048	314
Total realized gain (loss) on investments and capital gains distributions	226	4,853	10,085	2,795
Net unrealized appreciation (depreciation) of investments	(1,374)	(6,051)	(7,274)	(4,081)
Net increase (decrease) in net assets resulting from operations	(1,052)	(1,066)	3,859	(972)
Changes from principal transactions:				
Premiums	475	1,388	2,592	583
Death benefits	(20)	(122)	(443)	(31)
Surrenders and withdrawals	(282)	(2,000)	(4,694)	(713)
Policy loans	(40)	(213)	(305)	(82)
Contract charges	(366)	(1,467)	(3,230)	(733)
Cost of insurance and administrative charges	—	—	—	—
Transfers between Divisions (including fixed account), net	59	461	2,664	(1,819)
Increase (decrease) in net assets derived from principal transactions	(174)	(1,953)	(3,416)	(2,795)
Total increase (decrease) in net assets	(1,226)	(3,019)	443	(3,767)
Net assets at December 31, 2015	$ 5,640	$ 29,238	$ 70,158	$ 12,540

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY
SELECT*LIFE VARIABLE ACCOUNT
Statements of Changes in Net Assets
For the Years Ended December 31, 2015 and 2014
(Dollars in thousands)

	VY® T. Rowe Price International Stock Portfolio - Institutional Class	Voya Aggregate Bond Portfolio - Initial Class	Voya Global Bond Portfolio - Service Class	Voya Solution Moderately Aggressive Portfolio - Initial Class
Net assets at January 1, 2014	$ 16,714	$ 2,840	$ 11,904	$ —
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	217	52	64	—
Total realized gain (loss) on investments and capital gains distributions	(252)	(10)	(35)	—
Net unrealized appreciation (depreciation) of investments	(84)	97	(23)	—
Net increase (decrease) in net assets resulting from operations	(119)	139	6	—
Changes from principal transactions:				
Premiums	962	—	657	—
Death benefits	(79)	(14)	(79)	—
Surrenders and withdrawals	(771)	(213)	(562)	—
Policy loans	(73)	(15)	30	—
Contract charges	(834)	(117)	(586)	—
Cost of insurance and administrative charges	—	—	—	—
Transfers between Divisions (including fixed account), net	(63)	(169)	427	—
Increase (decrease) in net assets derived from principal transactions	(858)	(528)	(113)	—
Total increase (decrease) in net assets	(977)	(389)	(107)	—
Net assets at December 31, 2014	15,737	2,451	11,797	—
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	168	127	(2)	—
Total realized gain (loss) on investments and capital gains distributions	(155)	(33)	(283)	(3)
Net unrealized appreciation (depreciation) of investments	(77)	(81)	(220)	(46)
Net increase (decrease) in net assets resulting from operations	(64)	13	(505)	(49)
Changes from principal transactions:				
Premiums	940	—	572	23
Death benefits	(45)	(23)	(14)	—
Surrenders and withdrawals	(963)	(76)	(471)	(2)
Policy loans	(91)	(5)	(13)	1
Contract charges	(761)	(62)	(530)	(27)
Cost of insurance and administrative charges	—	—	—	—
Transfers between Divisions (including fixed account), net	(185)	(2,298)	(711)	1,302
Increase (decrease) in net assets derived from principal transactions	(1,105)	(2,464)	(1,167)	1,297
Total increase (decrease) in net assets	(1,169)	(2,451)	(1,672)	1,248
Net assets at December 31, 2015	$ 14,568	$ —	$ 10,125	$ 1,248

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY
SELECT*LIFE VARIABLE ACCOUNT
Statements of Changes in Net Assets
For the Years Ended December 31, 2015 and 2014
(Dollars in thousands)

	VY® American Century Small-Mid Cap Value Portfolio - Initial Class	VY® Baron Growth Portfolio - Initial Class	VY® Columbia Small Cap Value II Portfolio - Initial Class	VY® Invesco Comstock Portfolio - Initial Class
Net assets at January 1, 2014	$ 107	$ 10,305	$ 6,929	$ 7,476
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	2	27	27	152
Total realized gain (loss) on investments and capital gains distributions	19	1,235	622	284
Net unrealized appreciation (depreciation) of investments	(8)	(849)	(324)	222
Net increase (decrease) in net assets resulting from operations	13	413	325	658
Changes from principal transactions:				
Premiums	—	444	352	390
Death benefits	—	(9)	(32)	(43)
Surrenders and withdrawals	(6)	(346)	(290)	(568)
Policy loans	—	(137)	(48)	(25)
Contract charges	(4)	(440)	(284)	(313)
Cost of insurance and administrative charges	—	—	—	—
Transfers between Divisions (including fixed account), net	(2)	(149)	422	(251)
Increase (decrease) in net assets derived from principal transactions	(12)	(637)	120	(810)
Total increase (decrease) in net assets	1	(224)	445	(152)
Net assets at December 31, 2014	108	10,081	7,374	7,324
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	2	49	45	182
Total realized gain (loss) on investments and capital gains distributions	23	1,639	1,309	222
Net unrealized appreciation (depreciation) of investments	(26)	(2,136)	(1,553)	(812)
Net increase (decrease) in net assets resulting from operations	(1)	(448)	(199)	(408)
Changes from principal transactions:				
Premiums	—	417	303	360
Death benefits	—	(16)	(5)	(12)
Surrenders and withdrawals	(20)	(427)	(563)	(276)
Policy loans	(1)	(48)	(57)	(55)
Contract charges	(3)	(444)	(280)	(287)
Cost of insurance and administrative charges	—	—	—	—
Transfers between Divisions (including fixed account), net	(2)	(888)	(439)	(3)
Increase (decrease) in net assets derived from principal transactions	(26)	(1,406)	(1,041)	(273)
Total increase (decrease) in net assets	(27)	(1,854)	(1,240)	(681)
Net assets at December 31, 2015	$ 81	$ 8,227	$ 6,134	$ 6,643

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY
SELECT*LIFE VARIABLE ACCOUNT
Statements of Changes in Net Assets
For the Years Ended December 31, 2015 and 2014
(Dollars in thousands)

	VY® Invesco Equity and Income Portfolio - Initial Class	VY® JPMorgan Mid Cap Value Portfolio - Initial Class	VY® Oppenheimer Global Portfolio - Initial Class	VY® Pioneer High Yield Portfolio - Initial Class
Net assets at January 1, 2014	$ 1,628	$ 14,475	$ 47,360	$ 20,208
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	135	124	522	922
Total realized gain (loss) on investments and capital gains distributions	345	2,837	1,936	1,580
Net unrealized appreciation (depreciation) of investments	(196)	(1,223)	(1,406)	(2,418)
Net increase (decrease) in net assets resulting from operations	284	1,738	1,052	84
Changes from principal transactions:				
Premiums	267	78	2,567	444
Death benefits	(6)	(61)	(122)	(154)
Surrenders and withdrawals	(240)	(1,074)	(3,101)	(1,190)
Policy loans	(25)	(152)	(331)	(58)
Contract charges	(266)	(579)	(2,354)	(1,063)
Cost of insurance and administrative charges	—	—	1	—
Transfers between Divisions (including fixed account), net	7,371	(2,422)	(336)	200
Increase (decrease) in net assets derived from principal transactions	7,101	(4,210)	(3,676)	(1,821)
Total increase (decrease) in net assets	7,385	(2,472)	(2,624)	(1,737)
Net assets at December 31, 2014	9,013	12,003	44,736	18,471
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	184	85	648	849
Total realized gain (loss) on investments and capital gains distributions	726	2,453	4,711	1,082
Net unrealized appreciation (depreciation) of investments	(1,094)	(2,793)	(3,506)	(2,673)
Net increase (decrease) in net assets resulting from operations	(184)	(255)	1,853	(742)
Changes from principal transactions:				
Premiums	478	—	2,373	361
Death benefits	(54)	(16)	(298)	(64)
Surrenders and withdrawals	(419)	(443)	(2,463)	(736)
Policy loans	(66)	(145)	(168)	(71)
Contract charges	(457)	(462)	(2,268)	(907)
Cost of insurance and administrative charges	—	—	1	—
Transfers between Divisions (including fixed account), net	(355)	(1,274)	(42)	(1,520)
Increase (decrease) in net assets derived from principal transactions	(873)	(2,340)	(2,865)	(2,937)
Total increase (decrease) in net assets	(1,057)	(2,595)	(1,012)	(3,679)
Net assets at December 31, 2015	$ 7,956	$ 9,408	$ 43,724	$ 14,792

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY
SELECT*LIFE VARIABLE ACCOUNT
Statements of Changes in Net Assets
For the Years Ended December 31, 2015 and 2014
(Dollars in thousands)

	VY® T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class	VY® Templeton Foreign Equity Portfolio - Initial Class	Voya Strategic Allocation Conservative Portfolio - Class I	Voya Strategic Allocation Growth Portfolio - Class I
Net assets at January 1, 2014	$ 56,740	$ 8,761	$ 8	$ 522
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	124	213	—	10
Total realized gain (loss) on investments and capital gains distributions	5,709	265	—	(10)
Net unrealized appreciation (depreciation) of investments	349	(1,043)	—	32
Net increase (decrease) in net assets resulting from operations	6,182	(565)	—	32
Changes from principal transactions:				
Premiums	2,740	620	—	—
Death benefits	(279)	(82)	—	—
Surrenders and withdrawals	(3,309)	(322)	—	(12)
Policy loans	(432)	(50)	—	—
Contract charges	(2,724)	(451)	(1)	(17)
Cost of insurance and administrative charges	2	—	—	—
Transfers between Divisions (including fixed account), net	(1,107)	(175)	1	(21)
Increase (decrease) in net assets derived from principal transactions	(5,109)	(460)	—	(50)
Total increase (decrease) in net assets	1,073	(1,025)	—	(18)
Net assets at December 31, 2014	57,813	7,736	8	504
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(28)	299	—	12
Total realized gain (loss) on investments and capital gains distributions	10,345	241	—	(7)
Net unrealized appreciation (depreciation) of investments	(9,125)	(759)	—	(11)
Net increase (decrease) in net assets resulting from operations	1,192	(219)	—	(6)
Changes from principal transactions:				
Premiums	2,554	543	—	—
Death benefits	(248)	(21)	—	—
Surrenders and withdrawals	(3,279)	(522)	—	(29)
Policy loans	(295)	(14)	—	—
Contract charges	(2,730)	(412)	(1)	(14)
Cost of insurance and administrative charges	1	—	—	—
Transfers between Divisions (including fixed account), net	(91)	(234)	—	2
Increase (decrease) in net assets derived from principal transactions	(4,088)	(660)	(1)	(41)
Total increase (decrease) in net assets	(2,896)	(879)	(1)	(47)
Net assets at December 31, 2015	$ 54,917	$ 6,857	$ 7	$ 457

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY
SELECT*LIFE VARIABLE ACCOUNT
Statements of Changes in Net Assets
For the Years Ended December 31, 2015 and 2014
(Dollars in thousands)

	Voya Strategic Allocation Moderate Portfolio - Class I	Voya Growth and Income Portfolio - Class I	Voya Global Value Advantage Portfolio - Class I	Voya Index Plus LargeCap Portfolio - Class I
Net assets at January 1, 2014	$ 185	$ 8,627	$ —	$ 2,593
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	4	160	—	43
Total realized gain (loss) on investments and capital gains distributions	1	1,501	—	217
Net unrealized appreciation (depreciation) of investments	6	(799)	—	147
Net increase (decrease) in net assets resulting from operations	11	862	—	407
Changes from principal transactions:				
Premiums	—	391	—	138
Death benefits	(9)	(49)	—	(1)
Surrenders and withdrawals	(16)	(545)	—	(103)
Policy loans	—	(78)	—	(11)
Contract charges	(10)	(420)	—	(165)
Cost of insurance and administrative charges	—	—	—	—
Transfers between Divisions (including fixed account), net	1	(487)	—	952
Increase (decrease) in net assets derived from principal transactions	(34)	(1,188)	—	810
Total increase (decrease) in net assets	(23)	(326)	—	1,217
Net assets at December 31, 2014	162	8,301	—	3,810
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	5	147	74	49
Total realized gain (loss) on investments and capital gains distributions	—	774	(31)	638
Net unrealized appreciation (depreciation) of investments	(6)	(1,008)	(745)	(670)
Net increase (decrease) in net assets resulting from operations	(1)	(87)	(702)	17
Changes from principal transactions:				
Premiums	—	331	510	166
Death benefits	—	(47)	(21)	(41)
Surrenders and withdrawals	—	(507)	(564)	(12)
Policy loans	—	(64)	(81)	(27)
Contract charges	(7)	(394)	(516)	(154)
Cost of insurance and administrative charges	—	—	—	—
Transfers between Divisions (including fixed account), net	(1)	(447)	13,263	(888)
Increase (decrease) in net assets derived from principal transactions	(8)	(1,128)	12,591	(956)
Total increase (decrease) in net assets	(9)	(1,215)	11,889	(939)
Net assets at December 31, 2015	$ 153	$ 7,086	$ 11,889	$ 2,871

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY
SELECT*LIFE VARIABLE ACCOUNT
Statements of Changes in Net Assets
For the Years Ended December 31, 2015 and 2014
(Dollars in thousands)

	Voya Index Plus MidCap Portfolio - Class I	Voya Index Plus SmallCap Portfolio - Class I	Voya International Index Portfolio - Class S	Voya Russell™ Large Cap Growth Index Portfolio - Class I
Net assets at January 1, 2014	$ 12,660	$ 9,702	$ 5,106	$ 105,149
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	95	58	20	1,202
Total realized gain (loss) on investments and capital gains distributions	1,145	621	201	5,899
Net unrealized appreciation (depreciation) of investments	(102)	(243)	(517)	5,740
Net increase (decrease) in net assets resulting from operations	1,138	436	(296)	12,841
Changes from principal transactions:				
Premiums	547	354	99	5,707
Death benefits	(23)	(5)	(9)	(638)
Surrenders and withdrawals	(850)	(430)	(434)	(7,601)
Policy loans	(18)	(3)	(53)	(545)
Contract charges	(552)	(386)	(241)	(6,297)
Cost of insurance and administrative charges	—	—	—	3
Transfers between Divisions (including fixed account), net	(324)	(962)	12	(249)
Increase (decrease) in net assets derived from principal transactions	(1,220)	(1,432)	(626)	(9,620)
Total increase (decrease) in net assets	(82)	(996)	(922)	3,221
Net assets at December 31, 2014	12,578	8,706	4,184	108,370
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	110	76	110	1,096
Total realized gain (loss) on investments and capital gains distributions	2,260	612	181	6,435
Net unrealized appreciation (depreciation) of investments	(2,558)	(890)	(343)	206
Net increase (decrease) in net assets resulting from operations	(188)	(202)	(52)	7,737
Changes from principal transactions:				
Premiums	469	309	85	5,350
Death benefits	(30)	(28)	(15)	(671)
Surrenders and withdrawals	(691)	(641)	(242)	(6,032)
Policy loans	(58)	(29)	(20)	(311)
Contract charges	(532)	(369)	(221)	(6,230)
Cost of insurance and administrative charges	—	—	—	2
Transfers between Divisions (including fixed account), net	(551)	147	758	(2,197)
Increase (decrease) in net assets derived from principal transactions	(1,393)	(611)	345	(10,089)
Total increase (decrease) in net assets	(1,581)	(813)	293	(2,352)
Net assets at December 31, 2015	$ 10,997	$ 7,893	$ 4,477	$ 106,018

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY
SELECT*LIFE VARIABLE ACCOUNT
Statements of Changes in Net Assets
For the Years Ended December 31, 2015 and 2014
(Dollars in thousands)

	Voya Russell™ Large Cap Index Portfolio - Class I	Voya Russell™ Large Cap Value Index Portfolio - Class I	Voya Russell™ Mid Cap Growth Index Portfolio - Class I	Voya Russell™ Small Cap Index Portfolio - Class I
Net assets at January 1, 2014	$ 1,500	$ 27,988	$ 2,058	$ 1,954
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	24	421	9	20
Total realized gain (loss) on investments and capital gains distributions	141	1,728	328	177
Net unrealized appreciation (depreciation) of investments	43	1,177	(98)	(165)
Net increase (decrease) in net assets resulting from operations	208	3,326	239	32
Changes from principal transactions:				
Premiums	88	1,552	150	65
Death benefits	(2)	(154)	—	(3)
Surrenders and withdrawals	(162)	(1,938)	(121)	(110)
Policy loans	(30)	(146)	(35)	(22)
Contract charges	(100)	(1,771)	(100)	(65)
Cost of insurance and administrative charges	—	—	—	—
Transfers between Divisions (including fixed account), net	374	798	138	(739)
Increase (decrease) in net assets derived from principal transactions	168	(1,659)	32	(874)
Total increase (decrease) in net assets	376	1,667	271	(842)
Net assets at December 31, 2014	1,876	29,655	2,329	1,112
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	29	451	30	14
Total realized gain (loss) on investments and capital gains distributions	151	2,082	306	(15)
Net unrealized appreciation (depreciation) of investments	(191)	(3,512)	(421)	(94)
Net increase (decrease) in net assets resulting from operations	(11)	(979)	(85)	(95)
Changes from principal transactions:				
Premiums	95	1,472	195	66
Death benefits	(5)	(153)	—	—
Surrenders and withdrawals	(65)	(1,931)	(211)	(27)
Policy loans	(19)	(150)	(48)	(6)
Contract charges	(107)	(1,671)	(151)	(64)
Cost of insurance and administrative charges	—	—	—	—
Transfers between Divisions (including fixed account), net	11	(1,073)	1,135	64
Increase (decrease) in net assets derived from principal transactions	(90)	(3,506)	920	33
Total increase (decrease) in net assets	(101)	(4,485)	835	(62)
Net assets at December 31, 2015	$ 1,775	$ 25,170	$ 3,164	$ 1,050

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY
SELECT*LIFE VARIABLE ACCOUNT
Statements of Changes in Net Assets
For the Years Ended December 31, 2015 and 2014
(Dollars in thousands)

	Voya Small Company Portfolio - Class I	Voya U.S. Bond Index Portfolio - Class I	Voya International Value Portfolio - Class I	Voya MidCap Opportunities Portfolio - Class I
Net assets at January 1, 2014	$ 8,452	$ 2,777	$ 5,770	$ 9,937
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	29	61	172	36
Total realized gain (loss) on investments and capital gains distributions	1,244	(40)	(398)	2,311
Net unrealized appreciation (depreciation) of investments	(776)	148	(17)	(1,564)
Net increase (decrease) in net assets resulting from operations	497	169	(243)	783
Changes from principal transactions:				
Premiums	439	160	—	—
Death benefits	(76)	(52)	(57)	(80)
Surrenders and withdrawals	(608)	(511)	(391)	(664)
Policy loans	(85)	(101)	(35)	(151)
Contract charges	(411)	(198)	(228)	(395)
Cost of insurance and administrative charges	—	—	—	—
Transfers between Divisions (including fixed account), net	(173)	1,240	(183)	(148)
Increase (decrease) in net assets derived from principal transactions	(914)	538	(894)	(1,438)
Total increase (decrease) in net assets	(417)	707	(1,137)	(655)
Net assets at December 31, 2014	8,035	3,484	4,633	9,282
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	39	112	21	(2)
Total realized gain (loss) on investments and capital gains distributions	1,432	(17)	(458)	1,890
Net unrealized appreciation (depreciation) of investments	(1,519)	(115)	591	(1,817)
Net increase (decrease) in net assets resulting from operations	(48)	(20)	154	71
Changes from principal transactions:				
Premiums	412	282	—	—
Death benefits	(6)	(14)	(12)	(31)
Surrenders and withdrawals	(391)	(299)	(48)	(453)
Policy loans	(47)	(23)	(6)	(89)
Contract charges	(403)	(262)	(34)	(365)
Cost of insurance and administrative charges	—	—	—	—
Transfers between Divisions (including fixed account), net	74	3,254	(4,687)	(220)
Increase (decrease) in net assets derived from principal transactions	(361)	2,938	(4,787)	(1,158)
Total increase (decrease) in net assets	(409)	2,918	(4,633)	(1,087)
Net assets at December 31, 2015	$ 7,626	$ 6,402	$ —	$ 8,195

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY
SELECT*LIFE VARIABLE ACCOUNT
Statements of Changes in Net Assets
For the Years Ended December 31, 2015 and 2014
(Dollars in thousands)

	Voya SmallCap Opportunities Portfolio - Class I
Net assets at January 1, 2014	$ 23,389
Increase (decrease) in net assets	
Operations:	
Net investment income (loss)	(8)
Total realized gain (loss) on investments and capital gains distributions	3,121
Net unrealized appreciation (depreciation) of investments	(2,012)
Net increase (decrease) in net assets resulting from operations	1,101
Changes from principal transactions:	
Premiums	993
Death benefits	(103)
Surrenders and withdrawals	(2,204)
Policy loans	(200)
Contract charges	(1,041)
Cost of insurance and administrative charges	—
Transfers between Divisions (including fixed account), net	(870)
Increase (decrease) in net assets derived from principal transactions	(3,425)
Total increase (decrease) in net assets	(2,324)
Net assets at December 31, 2014	21,065
Increase (decrease) in net assets	
Operations:	
Net investment income (loss)	(8)
Total realized gain (loss) on investments and capital gains distributions	2,770
Net unrealized appreciation (depreciation) of investments	(2,931)
Net increase (decrease) in net assets resulting from operations	(169)
Changes from principal transactions:	
Premiums	990
Death benefits	(54)
Surrenders and withdrawals	(1,207)
Policy loans	(51)
Contract charges	(1,017)
Cost of insurance and administrative charges	—
Transfers between Divisions (including fixed account), net	47
Increase (decrease) in net assets derived from principal transactions	(1,292)
Total increase (decrease) in net assets	(1,461)
Net assets at December 31, 2015	$ 19,604

The accompanying notes are an integral part of these financial statements.

1. Organization

ReliaStar Life Insurance Company Select*Life Variable Account (the "Account") was established by ReliaStar Life Insurance Company ("ReliaStar Life" or "the Company") to support the operations of variable life policies ("Policies"). The Company is an indirect, wholly owned subsidiary of Voya Financial, Inc. ("Voya Financial"), a holding company domiciled in the State of Delaware.

In 2009, ING Groep N.V. ("ING") announced the anticipated separation of its global banking and insurance businesses, including the divestiture of Voya Financial, which together with its subsidiaries, including the Company, constituted ING's U.S.-based retirement, investment management, and insurance operations. On May 2, 2013, the common stock of Voya Financial began trading on the New York Stock Exchange under the symbol "VOYA". On May 7, 2013 and May 31, 2013, Voya Financial completed its initial public offering of common stock, including the issuance and sale by Voya Financial of 30,769,230 shares of common stock and the sale by ING Insurance International B.V. ("ING International"), an indirect, wholly owned subsidiary of ING and previously the sole stockholder of Voya Financial, of 44,201,773 shares of outstanding common stock of Voya Financial (collectively, "the IPO"). On September 30, 2013, ING International transferred all of its shares of Voya Financial common stock to ING.

On October 29, 2013, ING completed a sale of 37,950,000 shares of common stock of Voya Financial in a registered public offering ("Secondary Offering"), reducing ING's ownership of Voya Financial to 57%.

Throughout 2014, ING completed the sale of an aggregate of 82,783,006 shares of common stock of Voya Financial in a series of registered public offerings. Also during 2014, pursuant to the terms of share repurchase agreements between ING and Voya Financial, Voya Financial acquired 19,447,847 shares of its common stock from ING. As of the end of 2014, ING's ownership of Voya Financial had been reduced to approximately 19%.

In March of 2015, ING completed a sale of 32,018,100 shares of common stock of Voya Financial in a registered public offering. Concurrently with this offering, pursuant to the terms of a share repurchase agreement between ING and Voya Financial, Voya Financial acquired 13,599,274 shares of its common stock from ING.

As a result of these transactions, ING satisfied the provisions of its agreement with the European Union regarding the divestment of its U.S. insurance and investment operations, which required ING to divest 100% of its ownership interest in Voya Financial together with its subsidiaries, by the end of 2016. ING continues to hold warrants to purchase up to 26,050,846 shares of Voya Financial common stock at an exercise price of $48.75, in each case subject to adjustments.

The Account is registered as a unit investment trust with the Securities Exchange Commission ("SEC") under the Investment Company Act of 1940, as amended. The Policies consist of the Select*Life I product and Select*Life Series 2000 product, which incorporates Select*Life II, Select*Life III, Variable Estate Design, Flexdesign® VUL, Voya Protector Elite, Voya Investor Elite and Variable Accumulation Design[SM] products. ReliaStar Life provides for variable accumulation and benefits under the Policies by crediting premium payments to one or more divisions within the Account or the fixed account (an investment option in the Company's general account), as directed by the policyholders. The portion of the Account's assets applicable to Policies will not be charged with liabilities arising out of any other business ReliaStar Life may conduct, but obligations of the Account, including the promise to make benefit payments, are obligations of ReliaStar Life. Under applicable insurance law, the assets and liabilities of the Account are clearly identified and distinguished from the other assets and liabilities of ReliaStar Life.

At December 31, 2015, the Account had 60 investment divisions (the "Divisions"), 9 of which invest in independently managed mutual funds and 51 of which invest in mutual funds managed by an affiliate, either Directed Services LLC ("DSL") or Voya Investments, LLC ("VIL"). The assets in each Division are invested in shares of a designated fund ("Fund") of various investment trusts ("the Trusts").

The Divisions with asset balances at December 31, 2015 and related Trusts are as follows:

American Funds Insurance Series®:
Growth Fund - Class 2
Growth-Income Fund - Class 2
International Fund - Class 2

BlackRock Variable Series Funds, Inc.:
BlackRock Global Allocation V.I. Fund - Class III

Fidelity® Variable Insurance Products:
Fidelity® VIP Equity-Income Portfolio - Initial Class

Fidelity® Variable Insurance Products II:
Fidelity® VIP Contrafund® Portfolio - Initial Class
Fidelity® VIP Index 500 Portfolio - Initial Class

Fidelity® Variable Insurance Products V:
Fidelity® VIP Investment Grade Bond Portfolio - Initial Class

Neuberger Berman Advisers Management Trust:
Neuberger Berman AMT Socially Responsive Portfolio - I Class

Voya Balanced Portfolio, Inc.:
Voya Balanced Portfolio - Class I

Voya Intermediate Bond Portfolio:
Voya Intermediate Bond Portfolio - Class I

Voya Investors Trust:
Voya Global Perspectives Portfolio - Class I
Voya Large Cap Growth Portfolio - Institutional Class
Voya Large Cap Value Portfolio - Institutional Class
Voya Limited Maturity Bond Portfolio - Service Class
Voya Liquid Assets Portfolio - Initial Class
Voya Multi-Manager Large Cap Core Portfolio - Institutional Class
Voya Retirement Growth Portfolio - Institutional Class
Voya Retirement Moderate Growth Portfolio - Institutional Class
Voya Retirement Moderate Portfolio - Institutional Class

Voya Investors Trust (continued):
Voya U.S. Stock Index Portfolio - Institutional Class
VY® Clarion Global Real Estate Portfolio - Service Class
VY® Clarion Real Estate Portfolio - Institutional Class
VY® FMR Diversified Mid Cap Portfolio - Institutional Class
VY® Invesco Growth and Income Portfolio - Service Class
VY® JPMorgan Emerging Markets Equity Portfolio - Institutional Class
VY® JPMorgan Small Cap Core Equity Portfolio - Institutional Class
VY® T. Rowe Price Capital Appreciation Portfolio - Institutional Class
VY® T. Rowe Price Equity Income Portfolio - Institutional Class
VY® T. Rowe Price International Stock Portfolio - Institutional Class

Voya Partners, Inc.:
Voya Global Bond Portfolio - Service Class
Voya Solution Moderately Aggressive Portfolio - Initial Class
VY® American Century Small-Mid Cap Value Portfolio - Initial Class
VY® Baron Growth Portfolio - Initial Class
VY® Columbia Small Cap Value II Portfolio - Initial Class
VY® Invesco Comstock Portfolio - Initial Class
VY® Invesco Equity and Income Portfolio - Initial Class
VY® JPMorgan Mid Cap Value Portfolio - Initial Class
VY® Oppenheimer Global Portfolio - Initial Class
VY® Pioneer High Yield Portfolio - Initial Class
VY® T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class
VY® Templeton Foreign Equity Portfolio - Initial Class

Voya Strategic Allocation Portfolios, Inc.:

Voya Strategic Allocation Conservative Portfolio - Class I

Voya Strategic Allocation Growth Portfolio - Class I

Voya Strategic Allocation Moderate Portfolio - Class I

Voya Variable Funds:

Voya Growth and Income Portfolio - Class I

Voya Variable Portfolios, Inc.:

Voya Global Value Advantage Portfolio - Class I

Voya Index Plus LargeCap Portfolio - Class I

Voya Index Plus MidCap Portfolio - Class I

Voya Index Plus SmallCap Portfolio - Class I

Voya International Index Portfolio - Class S

Voya Variable Portfolios, Inc. (continued):

Voya Russell™ Large Cap Growth Index Portfolio - Class I

Voya Russell™ Large Cap Index Portfolio - Class I

Voya Russell™ Large Cap Value Index Portfolio - Class I

Voya Russell™ Mid Cap Growth Index Portfolio - Class I

Voya Russell™ Small Cap Index Portfolio - Class I

Voya Small Company Portfolio - Class I

Voya U.S. Bond Index Portfolio - Class I

Voya Variable Products Trust:

Voya MidCap Opportunities Portfolio - Class I

Voya SmallCap Opportunities Portfolio - Class I

During 2015, the following Divisions were closed to policyholders:

Voya Investors Trust:

Voya Global Resources Portfolio - Institutional Class

VY® DFA World Equity Portfolio - Institutional Class

VY® Franklin Templeton Founding Strategy Portfolio - Institutional Class

Voya Partners, Inc.:

Voya Aggregate Bond Portfolio - Initial Class

Voya Variable Products Trust:

Voya International Value Portfolio - Class I

2. Significant Accounting Policies

The following is a summary of the significant accounting policies of the Account:

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Investments

Investments are made in shares of a Division and are recorded at fair value, determined by the net asset value per share of the respective Division. Investment transactions in each Division are recorded on the trade date. Distributions of net investment income and capital gains from each Division are recognized on the ex-distribution date. Realized gains and losses on redemptions of the shares of the Division are determined on a first-in, first-out basis. The difference between cost and current fair value of investments owned on the day of measurement is recorded as unrealized appreciation or depreciation of investments.

Federal Income Taxes

Operations of the Account form a part of, and are taxed with, the total operations of ReliaStar Life, which is taxed as a life insurance company under the Internal Revenue Code ("IRC"). Under the current provisions of the IRC, the Company does not expect to incur federal income taxes on the earnings of the Account to the extent the earnings are credited to policyholders. Accordingly, earnings and realized capital gains of the Account attributable to the policyholders are excluded in the determination of the federal income tax liability of ReliaStar Life, and no charge is being made to the Account for federal income taxes for these amounts. The Company will review this tax accounting in the event of changes in the tax law. Such changes in the law may result in a charge for federal income taxes. Uncertain tax positions are assessed at the parent level on a consolidated basis, including taxes of the operations of the Separate Account.

Policyholder Reserves

Policyholder reserves of the Account are represented by net assets on the Statements of Assets and Liabilities and are equal to the aggregate account values of the policyholders invested in the Account Divisions. To the extent that benefits to be paid to the policyholders exceed their account values, ReliaStar Life will contribute additional funds to the benefit proceeds. Conversely, if amounts allocated exceed amounts required, transfers may be made to ReliaStar Life.

Changes from Principal Transactions

Included in Changes from principal transactions on the Statements of Changes in Net Assets are items which relate to policyholder activity, including premiums, death benefits, surrenders and withdrawals, policy loans, contract charges, cost of insurance and administrative charges. Also included are transfers between the fixed account and the Divisions, transfers between Divisions, and transfers to (from) ReliaStar Life related to gains and losses resulting from actual mortality experience (the full responsibility for which is assumed by ReliaStar Life). Any net unsettled transactions as of the reporting date are included in payable to receivable from related parties on the Statements of Assets and Liabilities.

Subsequent Events

The Account has evaluated subsequent events for recognition and disclosure through the date the financial statements were issued.

3. **Financial Instruments**

The Account invests assets in shares of open-end mutual funds, which process orders to purchase and redeem shares on a daily basis at the fund's next computed net asset values ("NAV"). The fair value of the Account's assets is based on the NAVs of mutual funds, which are obtained from the transfer agents or fund companies and reflect the fair values of the mutual fund investments. The NAV is calculated daily upon close of the New York Stock Exchange and is based on the fair values of the underlying securities.

The Account's assets are recorded at fair value on the Statements of Assets and Liabilities and are categorized as Level 1 as of December 31, 2015 based on the priority of the inputs to the valuation technique below. There were no transfers among the levels for the year ended December 31, 2015. The Account had no liabilities as of December 31, 2015.

The Account categorizes its financial instruments into a three-level hierarchy based on the priority of the inputs to the valuation technique. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure fair value fall within different levels of the hierarchy, the category level is based on the lowest priority level input that is significant to the fair value measurement of the instrument.

- Level 1 - Unadjusted quoted prices for identical assets or liabilities in an active market. The Account defines an active market as a market in which transactions take place with sufficient frequency and volume to provide pricing information on an ongoing basis.
- Level 2 - Quoted prices in markets that are not active or valuation techniques that require inputs that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:
  a) Quoted prices for similar assets or liabilities in active markets;
  b) Quoted prices for identical or similar assets or liabilities in non-active markets;
  c) Inputs other than quoted market prices that are observable; and
  d) Inputs that are derived principally from or corroborated by observable market data through correlation or other means.
- Level 3 - Prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. These valuations, whether derived internally or obtained from a third party, use critical assumptions that are not widely available to estimate market participant expectations in valuing the asset or liability.

4. Charges and Fees

Under the terms of the Policies, certain charges and fees are incurred by the Policies to cover ReliaStar Life's expenses in connection with the issuance and administration of the Policies. Following is a summary of these charges and fees:

Premium Expense Charge

ReliaStar Life deducts a premium charge ranging from 3.00% to 8.00% of each premium payment as defined in the Policies. These charges are assessed through the redemption of units.

Mortality and Expense Risk Charges

ReliaStar Life assumes mortality and expense risks related to the operations of the Account and, in accordance with the terms of the Policies, deducts a mortality and expense risk charge from the assets of the Account. Monthly charges are deducted at annual rates of up to 0.80% of the average daily net asset value of each Division of the Account to cover these risks, as specified in the Policies. These charges are assessed through a reduction in unit values.

Other Policy Charges

The cost of insurance charge varies based on the insured's sex, issue age, policy year, rate class, and the face amount of the Policies. The monthly amount charged and charges for optional insurance benefits vary based on a number of factors and are defined in the Policies. These charges are assessed through the redemption of units.

The monthly administrative charge currently ranges from $8.25 to $19.00 per month. Monthly administrative charges for Select*Life II (policies with policy dates before February 17, 2004), Select*Life III, Flexdesign® VUL, Variable Estate Design and Variable Accumulation Design products are guaranteed not to exceed $12.00 per month. Monthly administrative charges for Select*Life II policies with policy dates on or after February 17, 2004 are guaranteed not to exceed $10.00 per month. These charges are assessed through the redemption of units.

Surrender and Lapse Charges

As defined in the Policies, ReliaStar Life assesses a surrender charge if the Policies lapse or are surrendered before a specified period. These charges are assessed through the redemption of units.

Fees Waived by ReliaStar Life

Certain charges and fees for various types of Policies may be waived by ReliaStar Life. ReliaStar Life reserves the right to discontinue these waivers at its discretion or to conform with changes in the law.

5. **Related Party Transactions**

During the year ended December 31, 2015, management fees were paid to DSL, an affiliate of the Company, in its capacity as investment adviser to Voya Investors Trust and Voya Partners, Inc. The Trusts' advisory agreements provide for fees at annual rates ranging from 0.05% to 1.25% of the average net assets of each respective Fund.

Management fees were also paid to VIL, an affiliate of the Company, in its capacity as investment adviser to Voya Balanced Portfolio, Inc., Voya Intermediate Bond Portfolio, Voya Strategic Allocation Portfolios, Inc., Voya Variable Funds, Voya Variable Portfolios, Inc., and Voya Variable Products Trust. The Trusts' advisory agreements provide for fees at annual rates ranging from 0.17% to 0.90% of the average net assets of each respective Fund.

6. Purchases and Sales of Investment Securities

The aggregate cost of purchases and proceeds from sales of investments for the year ended December 31, 2015 follow:

	Purchases	Sales
	(Dollars in thousands)	
American Funds Insurance Series®:		
Growth Fund - Class 2	$ 14,040	$ 7,176
Growth-Income Fund - Class 2	6,914	4,962
International Fund - Class 2	2,934	2,921
BlackRock Variable Series Funds, Inc.:		
BlackRock Global Allocation V.I. Fund - Class III	1,659	2,615
Fidelity® Variable Insurance Products:		
Fidelity® VIP Equity-Income Portfolio - Initial Class	8,969	6,853
Fidelity® Variable Insurance Products II:		
Fidelity® VIP Contrafund® Portfolio - Initial Class	10,551	10,863
Fidelity® VIP Index 500 Portfolio - Initial Class	33	238
Fidelity® Variable Insurance Products V:		
Fidelity® VIP Investment Grade Bond Portfolio - Initial Class	106	604
Neuberger Berman Advisers Management Trust:		
Neuberger Berman AMT Socially Responsive Portfolio - I Class	375	347
Voya Balanced Portfolio, Inc.:		
Voya Balanced Portfolio - Class I	530	1,346
Voya Intermediate Bond Portfolio:		
Voya Intermediate Bond Portfolio - Class I	7,242	4,726
Voya Investors Trust:		
Voya Global Perspectives Portfolio - Class I	59	7
Voya Global Resources Portfolio - Institutional Class	387	8,878
Voya Large Cap Growth Portfolio - Institutional Class	13,126	12,302
Voya Large Cap Value Portfolio - Institutional Class	1,805	2,172
Voya Limited Maturity Bond Portfolio - Service Class	4,943	5,291
Voya Liquid Assets Portfolio - Initial Class	15,827	15,819
Voya Multi-Manager Large Cap Core Portfolio - Institutional Class	270	252
Voya Retirement Growth Portfolio - Institutional Class	992	2,685
Voya Retirement Moderate Growth Portfolio - Institutional Class	1,462	1,768
Voya Retirement Moderate Portfolio - Institutional Class	1,480	1,827
Voya U.S. Stock Index Portfolio - Institutional Class	9,479	8,400
VY® Clarion Global Real Estate Portfolio - Service Class	2,633	2,178
VY® Clarion Real Estate Portfolio - Institutional Class	29	252
VY® DFA World Equity Portfolio - Institutional Class	129	986
VY® FMR Diversified Mid Cap Portfolio - Institutional Class	1,695	1,470
VY® Franklin Templeton Founding Strategy Portfolio - Institutional Class	578	1,426
VY® Invesco Growth and Income Portfolio - Service Class	2,764	2,019
VY® JPMorgan Emerging Markets Equity Portfolio - Institutional Class	1,090	742
VY® JPMorgan Small Cap Core Equity Portfolio - Institutional Class	5,471	3,570
VY® T. Rowe Price Capital Appreciation Portfolio - Institutional Class	15,539	8,950
VY® T. Rowe Price Equity Income Portfolio - Institutional Class	2,166	2,917
VY® T. Rowe Price International Stock Portfolio - Institutional Class	698	1,635

RELIASTAR LIFE INSURANCE COMPANY
SELECT*LIFE VARIABLE ACCOUNT
Notes to Financial Statements

	Purchases	Sales
	(Dollars in thousands)	
Voya Partners, Inc.:		
Voya Aggregate Bond Portfolio - Initial Class	$ 256	$ 2,464
Voya Global Bond Portfolio - Service Class	806	1,976
Voya Solution Moderately Aggressive Portfolio - Initial Class	1,362	65
VY® American Century Small-Mid Cap Value Portfolio - Initial Class	17	27
VY® Baron Growth Portfolio - Initial Class	1,218	1,854
VY® Columbia Small Cap Value II Portfolio - Initial Class	1,637	2,633
VY® Invesco Comstock Portfolio - Initial Class	517	608
VY® Invesco Equity and Income Portfolio - Initial Class	1,153	1,161
VY® JPMorgan Mid Cap Value Portfolio - Initial Class	1,672	2,465
VY® Oppenheimer Global Portfolio - Initial Class	5,658	4,429
VY® Pioneer High Yield Portfolio - Initial Class	2,224	4,313
VY® T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class	10,446	5,896
VY® Templeton Foreign Equity Portfolio - Initial Class	726	1,087
Voya Strategic Allocation Portfolios, Inc.:		
Voya Strategic Allocation Conservative Portfolio - Class I	—	—
Voya Strategic Allocation Growth Portfolio - Class I	12	42
Voya Strategic Allocation Moderate Portfolio - Class I	5	9
Voya Variable Funds:		
Voya Growth and Income Portfolio - Class I	587	1,225
Voya Variable Portfolios, Inc.:		
Voya Global Value Advantage Portfolio - Class I	14,546	1,881
Voya Index Plus LargeCap Portfolio - Class I	812	1,718
Voya Index Plus MidCap Portfolio - Class I	2,554	2,168
Voya Index Plus SmallCap Portfolio - Class I	1,261	1,797
Voya International Index Portfolio - Class S	1,355	900
Voya Russell™ Large Cap Growth Index Portfolio - Class I	2,342	11,334
Voya Russell™ Large Cap Index Portfolio - Class I	1,026	1,086
Voya Russell™ Large Cap Value Index Portfolio - Class I	1,148	3,840
Voya Russell™ Mid Cap Growth Index Portfolio - Class I	3,105	2,155
Voya Russell™ Small Cap Index Portfolio - Class I	1,439	1,281
Voya Small Company Portfolio - Class I	1,793	977
Voya U.S. Bond Index Portfolio - Class I	5,791	2,732
Voya Variable Products Trust:		
Voya International Value Portfolio - Class I	21	4,787
Voya MidCap Opportunities Portfolio - Class I	1,248	1,161
Voya SmallCap Opportunities Portfolio - Class I	4,063	3,373

7. Changes in Units

The net changes in units outstanding follow:

| | Year ended December 31 | | | | | |
| | 2015 | | | 2014 | | |
	Units Issued	Units Redeemed	Net Increase (Decrease)	Units Issued	Units Redeemed	Net Increase (Decrease)
American Funds Insurance Series®:						
Growth Fund - Class 2	183,180	317,224	(134,044)	277,682	428,434	(150,752)
Growth-Income Fund - Class 2	104,437	250,838	(146,401)	219,898	317,502	(97,604)
International Fund - Class 2	91,276	156,327	(65,051)	101,660	160,517	(58,857)
BlackRock Variable Series Funds, Inc.:						
BlackRock Global Allocation V.I. Fund - Class III	81,478	185,238	(103,760)	149,777	103,179	46,598
Fidelity® Variable Insurance Products:						
Fidelity® VIP Equity-Income Portfolio - Initial Class	68,257	174,124	(105,867)	86,693	193,408	(106,715)
Fidelity® Variable Insurance Products II:						
Fidelity® VIP Contrafund® Portfolio - Initial Class	79,674	205,726	(126,052)	101,916	223,429	(121,513)
Fidelity® VIP Index 500 Portfolio - Initial Class	—	3,853	(3,853)	—	4,129	(4,129)
Fidelity® Variable Insurance Products V:						
Fidelity® VIP Investment Grade Bond Portfolio - Initial Class	20	18,668	(18,648)	22	28,627	(28,605)
Neuberger Berman Advisers Management Trust:						
Neuberger Berman AMT Socially Responsive Portfolio - I Class	8,139	16,614	(8,475)	10,142	24,089	(13,947)
Voya Balanced Portfolio, Inc.:						
Voya Balanced Portfolio - Class I	33,571	94,723	(61,152)	55,775	98,814	(43,039)
Voya Intermediate Bond Portfolio:						
Voya Intermediate Bond Portfolio - Class I	445,133	372,597	72,536	1,367,190	349,445	1,017,745
Voya Investors Trust:						
Voya Global Perspectives Portfolio - Class I	5,047	778	4,269	6,292	271	6,021
Voya Global Resources Portfolio - Institutional Class	—	278,401	(278,401)	57,045	108,547	(51,502)
Voya Large Cap Growth Portfolio - Institutional Class	222,073	597,060	(374,987)	769,980	731,863	38,117
Voya Large Cap Value Portfolio - Institutional Class	92,190	168,749	(76,559)	536,269	122,898	413,371
Voya Limited Maturity Bond Portfolio - Service Class	464,823	506,158	(41,335)	193,795	450,180	(256,385)
Voya Liquid Assets Portfolio - Initial Class	1,710,621	1,711,181	(560)	1,581,231	1,742,221	(160,990)
Voya Multi-Manager Large Cap Core Portfolio - Institutional Class	11,655	13,329	(1,674)	15,397	2,675	12,722
Voya Retirement Growth Portfolio - Institutional Class	97,412	233,212	(135,800)	129,848	165,864	(36,016)
Voya Retirement Moderate Growth Portfolio - Institutional Class	86,983	132,669	(45,686)	45,056	55,036	(9,980)

| | Year ended December 31 | | | | | |
| | 2015 | | | 2014 | | |
	Units Issued	Units Redeemed	Net Increase (Decrease)	Units Issued	Units Redeemed	Net Increase (Decrease)
Voya Investors Trust (continued):						
Voya Retirement Moderate Portfolio - Institutional Class	69,543	150,430	(80,887)	125,697	159,397	(33,700)
Voya U.S. Stock Index Portfolio - Institutional Class	284,498	540,475	(255,977)	276,323	544,479	(268,156)
VY® Clarion Global Real Estate Portfolio - Service Class	234,279	215,921	18,358	154,809	186,105	(31,296)
VY® Clarion Real Estate Portfolio - Institutional Class	3	5,712	(5,709)	—	5,467	(5,467)
VY® DFA World Equity Portfolio - Institutional Class	—	75,064	(75,064)	26,047	13,694	12,353
VY® FMR Diversified Mid Cap Portfolio - Institutional Class	30,779	93,201	(62,422)	143,131	62,087	81,044
VY® Franklin Templeton Founding Strategy Portfolio - Institutional Class	—	75,461	(75,461)	22,530	30,536	(8,006)
VY® Invesco Growth and Income Portfolio - Service Class	81,098	130,018	(48,920)	59,382	100,769	(41,387)
VY® JPMorgan Emerging Markets Equity Portfolio - Institutional Class	66,807	79,079	(12,272)	112,979	153,900	(40,921)
VY® JPMorgan Small Cap Core Equity Portfolio - Institutional Class	120,665	188,307	(67,642)	86,942	202,745	(115,803)
VY® T. Rowe Price Capital Appreciation Portfolio - Institutional Class	268,144	359,234	(91,090)	228,831	320,035	(91,204)
VY® T. Rowe Price Equity Income Portfolio - Institutional Class	29,635	135,141	(105,506)	62,987	117,883	(54,896)
VY® T. Rowe Price International Stock Portfolio - Institutional Class	77,849	137,298	(59,449)	80,382	127,230	(46,848)
Voya Partners, Inc.:						
Voya Aggregate Bond Portfolio - Initial Class	—	142,264	(142,264)	3	30,939	(30,936)
Voya Global Bond Portfolio - Service Class	93,210	172,210	(79,000)	134,254	142,296	(8,042)
Voya Solution Moderately Aggressive Portfolio - Initial Class	137,250	7,855	129,395	—	—	—
VY® American Century Small-Mid Cap Value Portfolio - Initial Class	5	998	(993)	6	452	(446)
VY® Baron Growth Portfolio - Initial Class	33,017	91,198	(58,181)	71,876	99,794	(27,918)
VY® Columbia Small Cap Value II Portfolio - Initial Class	106,615	166,402	(59,787)	116,354	109,458	6,896
VY® Invesco Comstock Portfolio - Initial Class	28,128	39,135	(11,007)	34,589	69,285	(34,696)
VY® Invesco Equity and Income Portfolio - Initial Class	28,732	67,372	(38,640)	354,795	40,031	314,764
VY® JPMorgan Mid Cap Value Portfolio - Initial Class	3,570	64,522	(60,952)	6,114	129,273	(123,159)
VY® Oppenheimer Global Portfolio - Initial Class	191,959	320,168	(128,209)	160,523	334,563	(174,040)
VY® Pioneer High Yield Portfolio - Initial Class	107,354	267,590	(160,236)	126,931	224,874	(97,943)
VY® T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class	178,690	328,919	(150,229)	177,453	390,318	(212,865)
VY® Templeton Foreign Equity Portfolio - Initial Class	71,478	122,284	(50,806)	86,842	122,141	(35,299)
Voya Strategic Allocation Portfolios, Inc.:						
Voya Strategic Allocation Conservative Portfolio - Class I	—	45	(45)	—	53	(53)
Voya Strategic Allocation Growth Portfolio - Class I	—	2,402	(2,402)	—	2,931	(2,931)
Voya Strategic Allocation Moderate Portfolio - Class I	—	454	(454)	—	2,076	(2,076)

| | Year ended December 31 | | | | | |
| | **2015** | | | **2014** | | |
	Units Issued	**Units Redeemed**	**Net Increase (Decrease)**	**Units Issued**	**Units Redeemed**	**Net Increase (Decrease)**
Voya Variable Funds:						
Voya Growth and Income Portfolio - Class I	25,596	97,475	(71,879)	33,325	114,198	(80,873)
Voya Variable Portfolios, Inc.:						
Voya Global Value Advantage Portfolio - Class I	1,497,049	239,120	1,257,929	—	—	—
Voya Index Plus LargeCap Portfolio - Class I	40,432	83,439	(43,007)	68,349	29,784	38,565
Voya Index Plus MidCap Portfolio - Class I	53,475	103,850	(50,375)	54,405	100,062	(45,657)
Voya Index Plus SmallCap Portfolio - Class I	59,798	81,187	(21,389)	37,611	96,948	(59,337)
Voya International Index Portfolio - Class S	79,464	59,438	20,026	20,502	55,720	(35,218)
Voya Russell™ Large Cap Growth Index Portfolio - Class I	274,412	652,654	(378,242)	342,321	747,575	(405,254)
Voya Russell™ Large Cap Index Portfolio - Class I	40,969	46,318	(5,349)	43,752	36,581	7,171
Voya Russell™ Large Cap Value Index Portfolio - Class I	76,556	222,373	(145,817)	137,886	211,582	(73,696)
Voya Russell™ Mid Cap Growth Index Portfolio - Class I	114,022	83,874	30,148	45,725	44,397	1,328
Voya Russell™ Small Cap Index Portfolio - Class I	73,376	74,044	(668)	34,286	85,639	(51,353)
Voya Small Company Portfolio - Class I	56,135	75,949	(19,814)	29,836	84,974	(55,138)
Voya U.S. Bond Index Portfolio - Class I	444,986	226,921	218,065	134,618	93,552	41,066
Voya Variable Products Trust:						
Voya International Value Portfolio - Class I	—	159,185	(159,185)	7	29,124	(29,117)
Voya MidCap Opportunities Portfolio - Class I	17	57,994	(57,977)	75	77,658	(77,583)
Voya SmallCap Opportunities Portfolio - Class I	44,234	62,488	(18,254)	18,060	67,871	(49,811)

8. Financial Highlights

A summary of unit values, units outstanding, and net assets for variable annuity Policies, expense ratios, excluding expenses of underlying Funds, investment income ratios, and total return for the years ended December 31, 2015, 2014, 2013, 2012, and 2011, follows:

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Growth Fund - Class 2													
2015		1,601	$21.91	to	$32.18	$51,008	0.60%	0.00%	to	0.80%	6.00%	to	6.84%
2014		1,734	$20.67	to	$30.12	$51,762	0.75%	0.00%	to	0.80%	7.66%	to	8.54%
2013		1,886	$19.20	to	$27.75	$51,874	0.93%	0.00%	to	0.80%	29.03%	to	30.10%
2012		2,059	$14.88	to	$21.33	$43,467	0.80%	0.00%	to	0.80%	16.98%	to	17.91%
2011		2,338	$12.72	to	$18.09	$41,846	0.62%	0.00%	to	0.80%	-5.07%	to	-4.29%
Growth-Income Fund - Class 2													
2015		1,306	$19.48	to	$28.08	$36,265	1.29%	0.00%	to	0.80%	0.67%	to	1.45%
2014		1,452	$19.35	to	$27.68	$39,767	1.23%	0.00%	to	0.80%	9.76%	to	10.63%
2013		1,549	$17.63	to	$25.02	$38,379	1.39%	0.00%	to	0.80%	32.36%	to	33.51%
2012		1,547	$13.32	to	$18.74	$28,642	1.60%	0.00%	to	0.80%	16.54%	to	17.49%
2011		1,811	$11.43	to	$15.95	$28,491	1.55%	0.00%	to	0.80%	-2.56%	to	-1.85%
International Fund - Class 2													
2015		871	$16.65	to	$28.57	$24,442	1.54%	0.00%	to	0.80%	-5.29%	to	-4.51%
2014		937	$17.58	to	$29.92	$27,541	1.38%	0.00%	to	0.80%	-3.46%	to	-2.67%
2013		995	$18.21	to	$30.74	$30,069	1.33%	0.00%	to	0.80%	20.68%	to	21.65%
2012		1,096	$15.09	to	$25.27	$27,164	1.47%	0.00%	to	0.80%	16.98%	to	17.92%
2011		1,200	$12.90	to	$21.43	$25,206	1.76%	0.00%	to	0.80%	-14.68%	to	-13.97%
BlackRock Global Allocation V.I. Fund - Class III													
2015		636	$15.60	to	$16.46	$10,427	1.06%	0.00%	to	0.80%	-1.76%	to	-0.96%
2014		740	$15.88	to	$16.62	$12,261	2.34%	0.00%	to	0.80%	1.08%	to	1.90%
2013		693	$15.71	to	$16.31	$11,280	1.12%	0.00%	to	0.80%	13.51%	to	14.46%
2012		632	$13.84	to	$14.25	$8,997	1.66%	0.00%	to	0.80%	9.06%	to	9.95%
2011		524	$12.69	to	$12.96	$6,777	2.68%	0.00%	to	0.80%	-4.37%	to	-3.64%

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Fidelity® VIP Equity-Income Portfolio - Initial Class													
2015		1,078	$54.79	to	$78.86	$63,774	3.14%	0.00%	to	0.80%	-4.74%	to	-3.98%
2014		1,184	$57.06	to	$82.78	$73,051	2.80%	0.00%	to	0.80%	7.86%	to	8.73%
2013		1,291	$52.48	to	$76.75	$73,522	2.50%	0.00%	to	0.80%	27.11%	to	28.16%
2012		1,440	$40.95	to	$60.38	$64,185	3.13%	0.00%	to	0.80%	16.38%	to	17.30%
2011		1,600	$34.91	to	$51.88	$61,061	2.48%	0.00%	to	0.80%	0.15%	to	0.98%
Fidelity® VIP Contrafund® Portfolio - Initial Class													
2015		1,182	$37.43	to	$77.21	$87,268	1.02%	0.00%	to	0.80%	-0.13%	to	0.66%
2014		1,308	$37.48	to	$76.70	$96,145	0.94%	0.00%	to	0.80%	11.05%	to	11.95%
2013		1,430	$33.75	to	$68.51	$94,078	1.06%	0.00%	to	0.80%	30.26%	to	31.27%
2012		1,572	$25.91	to	$52.19	$78,901	1.35%	0.00%	to	0.80%	15.46%	to	16.42%
2011		1,786	$22.44	to	$44.83	$76,897	1.01%	0.00%	to	0.80%	-3.32%	to	-2.52%
Fidelity® VIP Index 500 Portfolio - Initial Class													
2015		27		$58.07		$1,576	1.90%		0.80%			0.52%	
2014		31		$57.77		$1,790	1.56%		0.80%			12.66%	
2013		35		$51.28		$1,801	1.84%		0.80%			31.18%	
2012		40		$39.09		$1,563	1.98%		0.80%			15.00%	
2011		49		$33.99		$1,677	1.84%		0.80%			1.22%	
Fidelity® VIP Investment Grade Bond Portfolio - Initial Class													
2015		120	$31.52	to	$34.06	$3,802	2.46%	0.00%	to	0.80%	-1.39%	to	-0.60%
2014		138	$31.71	to	$34.54	$4,425	2.03%	0.00%	to	0.80%	4.98%	to	5.81%
2013		167	$29.97	to	$32.90	$5,045	2.19%	0.00%	to	0.80%	-2.58%	to	-1.77%
2012		201	$30.51	to	$33.77	$6,193	2.15%	0.00%	to	0.80%	5.07%	to	5.90%
2011		247	$28.81	to	$32.14	$7,186	3.06%	0.00%	to	0.80%	6.46%	to	7.34%
Neuberger Berman AMT Socially Responsive Portfolio - I Class													
2015		97	$20.42	to	$27.53	$2,670	0.57%	0.00%	to	0.80%	-1.26%	to	-0.47%
2014		106	$20.68	to	$27.66	$2,916	0.37%	0.00%	to	0.80%	9.53%	to	10.38%
2013		119	$18.88	to	$25.06	$2,991	0.71%	0.00%	to	0.80%	36.51%	to	37.62%
2012		143	$13.83	to	$18.21	$2,605	0.22%	0.00%	to	0.80%	10.02%	to	10.97%
2011		176	$12.57	to	$16.41	$2,890	0.36%	0.00%	to	0.80%	-3.83%	to	-3.07%

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Voya Balanced Portfolio - Class I													
2015		329	$13.83	to	$14.95	$4,770	2.07%	0.00%	to	0.80%	-2.61%	to	-1.84%
2014		391	$14.20	to	$15.23	$5,784	1.64%	0.00%	to	0.80%	5.34%	to	6.21%
2013		434	$13.48	to	$14.34	$6,051	2.20%	0.00%	to	0.80%	15.81%	to	16.68%
2012		504	$11.64	to	$12.29	$6,046	3.09%	0.00%	to	0.80%	12.68%	to	13.69%
2011		566	$10.33	to	$10.81	$5,994	2.83%	0.00%	to	0.80%	-2.09%	to	-1.37%
Voya Intermediate Bond Portfolio - Class I													
2015		1,776	$14.63	to	$19.29	$33,912	3.61%	0.00%	to	0.80%	-0.20%	to	0.63%
2014		1704	$14.66	to	$19.17	$32,405	4.72%	0.00%	to	0.80%	5.77%	to	6.68%
2013		686	$13.86	to	$17.97	$12,274	3.18%	0.00%	to	0.80%	-0.93%	to	-0.17%
2012		795	$13.99	to	$18.00	$14,244	4.74%	0.00%	to	0.80%	8.53%	to	9.42%
2011		757	$12.89	to	$16.45	$12,384	4.82%	0.00%	to	0.80%	6.71%	to	7.52%
Voya Global Perspectives Portfolio - Class I													
2015		11	$10.40	to	$10.63	$112	2.21%	0.00%	to	0.80%	-4.15%	to	-3.28%
2014		6	$10.85	to	$10.99	$69	-	0.00%	to	0.80%	3.43%	to	4.17%
2013	05/13/2013	-	$10.49	to	$10.55	$3	(c)	0.00%	to	0.80%		(c)	
2012		(c)	(c)			(c)	(c)	(c)			(c)		
2011		(c)	(c)			(c)	(c)	(c)			(c)		
Voya Large Cap Growth Portfolio - Institutional Class													
2015		3744	$28.47	to	$31.03	$115,839	0.57%	0.00%	to	0.80%	5.52%	to	6.38%
2014		4119	$26.98	to	$29.17	$119,816	0.47%	0.00%	to	0.80%	12.70%	to	13.63%
2013		4082	$23.94	to	$25.67	$104,557	0.53%	0.00%	to	0.80%	29.90%	to	30.90%
2012		4496	$18.43	to	$19.61	$88,000	0.57%	0.00%	to	0.80%	17.16%	to	18.13%
2011		4989	$15.73	to	$16.60	$82,680	0.31%	0.00%	to	0.80%	1.68%	to	2.47%
Voya Large Cap Value Portfolio - Institutional Class													
2015		668	$15.49	to	$16.12	$10,763	1.85%	0.00%	to	0.80%	-5.26%	to	-4.45%
2014		745	$16.35	to	$16.87	$12,557	2.40%	0.00%	to	0.80%	9.22%	to	10.05%
2013		331	$14.97	to	$15.33	$5,076	0.66%	0.00%	to	0.80%	29.84%	to	30.91%
2012		7	$11.53	to	$11.71	$87	2.27%	0.00%	to	0.80%	13.82%	to	14.69%
2011	01/21/2011	9	$10.13	to	$10.21	$89	(a)	0.00%	to	0.80%		(a)	

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Voya Limited Maturity Bond Portfolio - Service Class													
	2015	1,451	$11.78	to	$13.24	$19,192	0.98%	0.00%	to	0.80%	-0.25%	to	0.61%
	2014	1,494	$11.81	to	$13.16	$19,626	0.65%	0.00%	to	0.80%	-0.08%	to	0.69%
	2013	1,750	$11.82	to	$13.07	$22,841	0.92%	0.00%	to	0.80%	-0.08%	to	0.69%
	2012	1,982	$11.83	to	$12.98	$25,689	0.75%	0.00%	to	0.80%	0.68%	to	1.49%
	2011	2,149	$11.75	to	$12.79	$27,449	3.10%	0.00%	to	0.80%	0.34%	to	1.19%
Voya Liquid Assets Portfolio - Initial Class													
	2015	2,783	$10.73	to	$11.88	$32,727	0.00%	0.00%	to	0.80%	-0.83%	to	0.08%
	2014	2,785	$10.82	to	$11.87	$32,719	-	0.00%	to	0.80%	-0.73%	to	0.00%
	2013	2,946	$10.90	to	$11.87	$34,635	-	0.00%	to	0.80%	-0.82%	to	0.00%
	2012	3,348	$10.99	to	$11.87	$39,397	0.10%	0.00%	to	0.80%	-0.63%	to	0.08%
	2011	3,647	$11.06	to	$11.86	$42,945	0.01%	0.00%	to	0.80%	-0.81%	to	0.08%
Voya Multi-Manager Large Cap Core Portfolio - Institutional Class													
	2015	33	$18.81	to	$20.50	$678	1.01%	0.00%	to	0.80%	-1.16%	to	-0.34%
	2014	35	$19.03	to	$20.57	$713	1.45%	0.00%	to	0.80%	14.36%	to	15.30%
	2013	22	$16.64	to	$17.84	$392	0.94%	0.00%	to	0.80%	29.60%	to	30.70%
	2012	18	$12.84	to	$13.65	$248	1.49%	0.00%	to	0.80%	9.65%	to	10.44%
	2011	23	$11.71	to	$12.36	$288	1.56%	0.00%	to	0.80%	-5.11%	to	-4.26%
Voya Retirement Growth Portfolio - Institutional Class													
	2015	1,035	$14.03	to	$14.74	$15,241	2.19%	0.00%	to	0.80%	-2.37%	to	-1.67%
	2014	1,171	$14.37	to	$14.99	$17,524	2.06%	0.00%	to	0.80%	4.89%	to	5.71%
	2013	1,206	$13.70	to	$14.18	$17,089	2.25%	0.00%	to	0.80%	18.21%	to	19.26%
	2012	1,269	$11.59	to	$11.89	$15,080	2.74%	0.00%	to	0.80%	12.52%	to	13.45%
	2011	1,420	$10.30	to	$10.48	$14,878	1.27%	0.00%	to	0.80%	-1.53%	to	-0.76%
Voya Retirement Moderate Growth Portfolio - Institutional Class													
	2015	439	$13.95	to	$14.67	$6,440	2.23%	0.00%	to	0.80%	-2.04%	to	-1.21%
	2014	485	$14.24	to	$14.85	$7,199	1.98%	0.00%	to	0.80%	5.25%	to	6.07%
	2013	495	$13.53	to	$14.00	$6,925	2.41%	0.00%	to	0.80%	15.15%	to	16.18%
	2012	507	$11.75	to	$12.05	$6,111	3.60%	0.00%	to	0.80%	11.27%	to	12.09%
	2011	564	$10.56	to	$10.75	$6,057	1.36%	0.00%	to	0.80%	-0.38%	to	0.47%

Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)		Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)		Total Return[D] (lowest to highest)	
Voya Retirement Moderate Portfolio - Institutional Class									
2015	663	$13.60 to	$14.29	$9,454	1.24%	0.00% to	0.80%	-2.02% to	-1.24%
2014	744	$13.88 to	$14.47	$10,746	3.36%	0.00% to	0.80%	4.75% to	5.62%
2013	777	$13.25 to	$13.70	$10,644	3.00%	0.00% to	0.80%	9.50% to	10.31%
2012	863	$12.10 to	$12.42	$10,722	3.52%	0.00% to	0.80%	9.70% to	10.60%
2011	848	$11.03 to	$11.23	$9,521	1.74%	0.00% to	0.80%	1.75% to	2.65%
Voya U.S. Stock Index Portfolio - Institutional Class									
2015	2,803	$20.03 to	$22.84	$63,988	1.80%	0.00% to	0.80%	0.30% to	1.11%
2014	3,059	$19.97 to	$22.59	$69,073	1.84%	0.00% to	0.80%	12.44% to	13.35%
2013	3,326	$17.76 to	$19.93	$66,274	1.93%	0.00% to	0.80%	30.97% to	32.07%
2012	3,746	$13.56 to	$15.09	$56,509	1.88%	0.00% to	0.80%	14.92% to	15.81%
2011	4,234	$11.80 to	$13.03	$55,160	1.93%	0.00% to	0.80%	0.94% to	1.80%
VY® Clarion Global Real Estate Portfolio - Service Class									
2015	437	$11.54 to	$12.27	$5,351	3.14%	0.00% to	0.80%	-2.45% to	-1.68%
2014	419	$11.83 to	$12.48	$5,216	1.08%	0.00% to	0.80%	12.99% to	13.87%
2013	450	$10.47 to	$10.96	$4,924	5.89%	0.00% to	0.80%	2.85% to	3.69%
2012	460	$10.18 to	$10.57	$4,853	0.54%	0.00% to	0.80%	24.60% to	25.68%
2011	392	$8.17 to	$8.41	$3,297	3.56%	0.00% to	0.80%	-5.98% to	-5.29%
VY® Clarion Real Estate Portfolio - Institutional Class									
2015	40	$45.03		$1,784	1.54%	0.00%		3.21%	
2014	45	$43.63		$1,978	1.58%	0.00%		30.28%	
2013	51	$33.49		$1,701	1.60%	0.00%		2.26%	
2012	59	$32.75		$1,918	1.25%	0.00%		15.85%	
2011	68	$28.27		$1,926	1.51%	0.00%		9.79%	
VY® FMR Diversified Mid Cap Portfolio - Institutional Class									
2015	382	$16.97 to	$18.34	$6,988	0.39%	0.00% to	0.80%	-2.19% to	-1.40%
2014	445	$17.35 to	$18.60	$8,248	0.48%	0.00% to	0.80%	5.41% to	6.23%
2013	363	$16.46 to	$17.51	$6,347	0.71%	0.00% to	0.80%	35.25% to	36.37%
2012	434	$12.17 to	$12.84	$5,566	0.89%	0.00% to	0.80%	14.06% to	14.95%
2011	468	$10.67 to	$11.17	$5,213	0.20%	0.00% to	0.80%	-11.45% to	-10.71%

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
VY® Invesco Growth and Income Portfolio - Service Class													
2015		491	$18.65	to	$20.32	$9,918	3.19%	0.00%	to	0.80%	-3.67%	to	-2.91%
2014		540	$19.36	to	$20.93	$11,247	1.13%	0.00%	to	0.80%	9.19%	to	10.10%
2013		581	$17.73	to	$19.01	$10,994	1.32%	0.00%	to	0.80%	32.81%	to	33.87%
2012		638	$13.35	to	$14.20	$9,019	1.82%	0.00%	to	0.80%	13.71%	to	14.61%
2011		686	$11.74	to	$12.39	$8,465	1.25%	0.00%	to	0.80%	-2.98%	to	-2.21%
VY® JPMorgan Emerging Markets Equity Portfolio - Institutional Class													
2015		443	$11.81	to	$12.76	$5,640	1.57%	0.00%	to	0.80%	-16.24%	to	-15.55%
2014		456	$14.10	to	$15.11	$6,866	1.32%	0.00%	to	0.80%	0.36%	to	1.07%
2013		496	$14.05	to	$14.95	$7,404	1.11%	0.00%	to	0.80%	-6.27%	to	-5.44%
2012		535	$14.99	to	$15.81	$8,439	-	0.00%	to	0.80%	18.40%	to	19.32%
2011		609	$12.66	to	$13.25	$8,057	1.11%	0.00%	to	0.80%	-18.74%	to	-18.06%
VY® JPMorgan Small Cap Core Equity Portfolio - Institutional Class													
2015		1,040	$24.04	to	$28.35	$29,238	0.47%	0.00%	to	0.80%	-4.22%	to	-3.47%
2014		1,108	$25.10	to	$29.37	$32,257	0.55%	0.00%	to	0.80%	7.73%	to	8.62%
2013		1,224	$23.30	to	$27.04	$32,840	0.94%	0.00%	to	0.80%	38.28%	to	39.38%
2012		1,321	$16.85	to	$19.40	$25,448	0.39%	0.00%	to	0.80%	18.00%	to	18.95%
2011		1,439	$14.28	to	$16.31	$23,308	0.57%	0.00%	to	0.80%	-1.86%	to	-1.03%
VY® T. Rowe Price Capital Appreciation Portfolio - Institutional Class													
2015		1,926	$23.48	to	$37.20	$70,158	1.53%	0.00%	to	0.80%	4.68%	to	5.50%
2014		2,017	$22.43	to	$35.26	$69,715	1.56%	0.00%	to	0.80%	11.48%	to	12.44%
2013		2,109	$20.12	to	$31.36	$64,990	1.38%	0.00%	to	0.80%	21.57%	to	22.50%
2012		2,173	$16.55	to	$25.60	$54,836	1.86%	0.00%	to	0.80%	13.82%	to	14.75%
2011		2,292	$14.54	to	$22.31	$50,411	2.10%	0.00%	to	0.80%	2.32%	to	3.19%
VY® T. Rowe Price Equity Income Portfolio - Institutional Class													
2015		500	$17.38	to	$25.73	$12,540	2.22%	0.00%	to	0.80%	-7.41%	to	-6.64%
2014		605	$18.77	to	$27.56	$16,307	2.11%	0.00%	to	0.80%	6.95%	to	7.78%
2013		660	$17.55	to	$25.57	$16,525	1.90%	0.00%	to	0.80%	28.95%	to	30.06%
2012		728	$13.61	to	$19.66	$14,065	2.25%	0.00%	to	0.80%	16.52%	to	17.44%
2011		797	$11.68	to	$16.74	$13,088	2.60%	0.00%	to	0.80%	-1.43%	to	-0.65%

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
VY® T. Rowe Price International Stock Portfolio - Institutional Class													
2015		824	$16.29	to	$17.74	$14,568	1.15%	0.00%	to	0.80%	-1.51%	to	-0.73%
2014		884	$16.54	to	$17.87	$15,737	1.37%	0.00%	to	0.80%	-1.61%	to	-0.83%
2013		930	$16.81	to	$18.02	$16,714	1.30%	0.00%	to	0.80%	13.66%	to	14.56%
2012		1,010	$14.79	to	$15.73	$15,846	0.54%	0.00%	to	0.80%	18.13%	to	19.08%
2011		1,136	$12.52	to	$13.21	$14,964	3.87%	0.00%	to	0.80%	-12.81%	to	-12.11%
Voya Global Bond Portfolio - Service Class													
2015		703	$13.25	to	$14.44	$10,125	-	0.00%	to	0.80%	-5.22%	to	-4.50%
2014		782	$13.98	to	$15.12	$11,797	0.57%	0.00%	to	0.80%	-0.71%	to	0.13%
2013		790	$14.08	to	$15.10	$11,904	1.76%	0.00%	to	0.80%	-4.99%	to	-4.25%
2012		895	$14.82	to	$15.77	$14,098	5.45%	0.00%	to	0.80%	6.77%	to	7.65%
2011		979	$13.88	to	$14.65	$14,331	7.68%	0.00%	to	0.80%	2.66%	to	3.53%
Voya Solution Moderately Aggressive Portfolio - Initial Class													
2015	08/14/2015	129	$9.61	to	$9.65	$1,248	(d)	0.00%	to	0.80%		(d)	
2014		(d)		(d)		(d)	(d)		(d)			(d)	
2013		(d)		(d)		(d)	(d)		(d)			(d)	
2012		(d)		(d)		(d)	(d)		(d)			(d)	
2011		(d)		(d)		(d)	(d)		(d)			(d)	
VY® American Century Small-Mid Cap Value Portfolio - Initial Class													
2015		3	$24.05	to	$26.21	$81	2.12%	0.00%	to	0.80%	-2.32%	to	-1.54%
2014		4	$24.62	to	$26.62	$108	1.86%	0.00%	to	0.80%	11.86%	to	12.75%
2013		5	$22.01	to	$23.61	$107	0.92%	0.00%	to	0.80%	30.70%	to	31.75%
2012		6	$16.84	to	$17.92	$110	0.87%	0.00%	to	0.80%	15.66%	to	16.59%
2011		8	$14.56	to	$15.37	$120	1.48%	0.00%	to	0.80%	-3.77%	to	-2.97%
VY® Baron Growth Portfolio - Initial Class													
2015		349	$21.67	to	$23.62	$8,227	0.55%	0.00%	to	0.80%	-5.54%	to	-4.76%
2014		407	$22.94	to	$24.80	$10,081	0.27%	0.00%	to	0.80%	3.71%	to	4.55%
2013		435	$22.12	to	$23.72	$10,305	1.38%	0.00%	to	0.80%	38.16%	to	39.20%
2012		393	$16.01	to	$17.04	$6,693	-	0.00%	to	0.80%	18.95%	to	20.00%
2011		395	$13.46	to	$14.20	$5,602	-	0.00%	to	0.80%	1.66%	to	2.45%

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
VY® Columbia Small Cap Value II Portfolio - Initial Class													
	2015	353	$16.08	to	$17.38	$6,134	0.67%	0.00%	to	0.80%	-3.54%	to	-2.74%
	2014	413	$16.67	to	$17.87	$7,374	0.39%	0.00%	to	0.80%	3.86%	to	4.69%
	2013	406	$16.05	to	$17.07	$6,929	0.99%	0.00%	to	0.80%	39.08%	to	40.26%
	2012	398	$11.54	to	$12.17	$4,844	0.51%	0.00%	to	0.80%	13.69%	to	14.60%
	2011	425	$10.15	to	$10.62	$4,512	0.71%	0.00%	to	0.80%	-3.24%	to	-2.48%
VY® Invesco Comstock Portfolio - Initial Class													
	2015	289	$17.27	to	$23.23	$6,643	2.63%	0.00%	to	0.80%	-6.50%	to	-5.76%
	2014	300	$18.47	to	$24.65	$7,324	2.08%	0.00%	to	0.80%	8.52%	to	9.36%
	2013	335	$17.02	to	$22.54	$7,476	1.04%	0.00%	to	0.80%	34.33%	to	35.46%
	2012	328	$12.67	to	$16.64	$5,402	1.49%	0.00%	to	0.80%	17.86%	to	18.86%
	2011	365	$10.75	to	$14.00	$5,066	1.67%	0.00%	to	0.80%	-2.54%	to	-1.82%
VY® Invesco Equity and Income Portfolio - Initial Class													
	2015	355	$18.49	to	$22.75	$7,956	2.23%	0.00%	to	0.80%	-2.84%	to	-2.07%
	2014	393	$19.03	to	$23.23	$9,013	2.59%	0.00%	to	0.80%	8.06%	to	8.96%
	2013	79	$17.61	to	$21.32	$1,628	1.38%	0.00%	to	0.80%	23.93%	to	24.97%
	2012	94	$14.21	to	$17.06	$1,571	2.30%	0.00%	to	0.80%	11.89%	to	12.83%
	2011	106	$12.70	to	$15.12	$1,556	2.16%	0.00%	to	0.80%	-1.85%	to	-1.11%
VY® JPMorgan Mid Cap Value Portfolio - Initial Class													
	2015	254	$23.02	to	$37.27	$9,408	0.80%	0.00%	to	0.80%	-3.56%	to	-2.77%
	2014	315	$23.87	to	$38.33	$12,003	0.94%	0.00%	to	0.80%	14.37%	to	15.28%
	2013	439	$20.87	to	$33.25	$14,475	0.86%	0.00%	to	0.80%	30.85%	to	31.89%
	2012	426	$15.95	to	$25.21	$10,671	0.93%	0.00%	to	0.80%	19.30%	to	20.33%
	2011	464	$13.37	to	$20.95	$9,660	1.14%	0.00%	to	0.80%	1.29%	to	2.05%
VY® Oppenheimer Global Portfolio - Initial Class													
	2015	1972	$20.43	to	$22.26	$43,724	1.50%	0.00%	to	0.80%	3.29%	to	4.12%
	2014	2100	$19.78	to	$21.38	$44,736	1.17%	0.00%	to	0.80%	1.54%	to	2.30%
	2013	2274	$19.48	to	$20.9	$47,360	1.34%	0.00%	to	0.80%	26.08%	to	27.13%
	2012	2426	$15.45	to	$16.44	$39,754	1.28%	0.00%	to	0.80%	20.70%	to	21.69%
	2011	2692	$12.80	to	$13.51	$36,258	1.52%	0.00%	to	0.80%	-8.83%	to	-8.10%

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
VY® Pioneer High Yield Portfolio - Initial Class													
2015		848	$16.54	to	$17.60	$14,792	5.22%	0.00%	to	0.80%	-5.38%	to	-4.61%
2014		1,009	$17.48	to	$18.45	$18,471	4.88%	0.00%	to	0.80%	-0.46%	to	0.38%
2013		1,107	$17.56	to	$18.38	$20,208	4.93%	0.00%	to	0.80%	11.42%	to	12.28%
2012		1,148	$15.76	to	$16.37	$18,684	5.94%	0.00%	to	0.80%	15.29%	to	16.26%
2011		1,135	$13.67	to	$14.08	$15,900	5.74%	0.00%	to	0.80%	-1.51%	to	-0.71%
VY® T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class													
2015		2,050	$24.72	to	$26.94	$54,917	-	0.00%	to	0.80%	1.19%	to	2.01%
2014		2,200	$24.43	to	$26.41	$57,813	0.26%	0.00%	to	0.80%	10.94%	to	11.86%
2013		2,413	$22.02	to	$23.61	$56,740	0.29%	0.00%	to	0.80%	34.10%	to	35.15%
2012		2,630	$16.42	to	$17.47	$45,784	0.51%	0.00%	to	0.80%	15.23%	to	16.16%
2011		2,947	$14.25	to	$15.04	$44,169	0.34%	0.00%	to	0.80%	-4.49%	to	-3.71%
VY® Templeton Foreign Equity Portfolio - Initial Class													
2015		562	$11.85	to	$12.21	$6,857	4.11%	0.00%	to	0.80%	-4.13%	to	-3.33%
2014		613	$12.36	to	$12.63	$7,736	2.59%	0.00%	to	0.80%	-7.35%	to	-6.58%
2013		648	$13.34	to	$13.52	$8,761	1.47%	0.00%	to	0.80%	19.32%	to	20.28%
2012	6/15/2012	635	$11.18	to	$11.24	$7,137	(b)	0.00%	to	0.80%		(b)	
2011		(b)		(b)		(b)	(b)		(b)			(b)	
Voya Strategic Allocation Conservative Portfolio - Class I													
2015		-		$17.06		$7	-		-			-0.18%	
2014		-		$17.09		$8	-		-			6.61%	
2013		1		$16.03		$8	-		-			12.10%	
2012		1		$14.30		$10	-		-			12.33%	
2011		1	$11.70	to	$12.73	$16	5.88%	0.00%	to	0.80%	0.95%	to	1.76%
Voya Strategic Allocation Growth Portfolio - Class I													
2015		25	$15.74	to	$18.09	$457	2.50%	0.00%	to	0.80%	-1.99%	to	-1.20%
2014		28	$16.06	to	$18.31	$504	1.95%	0.00%	to	0.80%	5.73%	to	6.58%
2013		31	$15.19	to	$17.18	$522	1.64%	0.00%	to	0.80%	21.42%	to	22.36%
2012		32	$12.51	to	$14.04	$451	1.61%	0.00%	to	0.80%	14.04%	to	14.99%
2011		35	$10.97	to	$12.21	$420	2.67%	0.00%	to	0.80%	-3.69%	to	-2.86%

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Voya Strategic Allocation Moderate Portfolio - Class I													
2015		9	$15.42	to	$17.52	$153	3.17%	0.00%	to	0.80%	-1.41%	to	-0.57%
2014		9	$15.64	to	$17.62	$162	2.31%	0.00%	to	0.80%	5.89%	to	6.66%
2013		11	$14.77	to	$16.52	$185	2.16%	0.00%	to	0.80%	15.66%	to	16.58%
2012		13	$12.77	to	$14.17	$186	2.18%	0.00%	to	0.80%	12.71%	to	13.63%
2011		15	$11.33	to	$12.47	$181	3.17%	0.00%	to	0.80%	-1.39%	to	-0.56%
Voya Growth and Income Portfolio - Class I													
2015		466	$14.27	to	$15.23	$7,086	1.94%	0.00%	to	0.80%	-2.19%	to	-1.49%
2014		538	$14.59	to	$15.46	$8,301	1.91%	0.00%	to	0.80%	9.78%	to	10.74%
2013		619	$13.29	to	$13.96	$8,627	1.77%	0.00%	to	0.80%	29.66%	to	30.71%
2012		305	$10.25	to	$10.68	$3,256	1.99%	0.00%	to	0.80%	14.78%	to	15.71%
2011		289	$8.93	to	$9.23	$2,667	1.19%	0.00%	to	0.80%	-1.00%	to	-0.22%
Voya Global Value Advantage Portfolio - Class I													
2015	03/09/2015	1,258	$9.39	to	$9.45	$11,889	(d)	0.00%	to	0.80%		(d)	
2014		(d)		(d)		(d)	(d)		(d)			(d)	
2013		(d)		(d)		(d)	(d)		(d)			(d)	
2012		(d)		(d)		(d)	(d)		(d)			(d)	
2011		(d)		(d)		(d)	(d)		(d)			(d)	
Voya Index Plus LargeCap Portfolio - Class I													
2015		129	$18.84	to	$22.44	$2,871	1.50%	0.00%	to	0.80%	0.00%	to	0.85%
2014		172	$18.84	to	$22.25	$3,810	1.37%	0.00%	to	0.80%	12.95%	to	13.87%
2013		133	$16.68	to	$19.54	$2,593	1.65%	0.00%	to	0.80%	31.86%	to	32.93%
2012		162	$12.65	to	$14.70	$2,368	1.39%	0.00%	to	0.80%	13.55%	to	14.40%
2011		187	$11.14	to	$12.85	$2,387	1.91%	0.00%	to	0.80%	-0.89%	to	-0.08%
Voya Index Plus MidCap Portfolio - Class I													
2015		405	$20.96	to	$27.34	$10,997	0.95%	0.00%	to	0.80%	-2.56%	to	-1.80%
2014		455	$21.51	to	$27.84	$12,578	0.77%	0.00%	to	0.80%	8.69%	to	9.56%
2013		501	$19.79	to	$25.41	$12,660	1.11%	0.00%	to	0.80%	33.45%	to	34.59%
2012		553	$14.83	to	$18.88	$10,392	0.92%	0.00%	to	0.80%	16.77%	to	17.71%
2011		629	$12.70	to	$16.04	$10,047	0.92%	0.00%	to	0.80%	-1.93%	to	-1.17%

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Voya Index Plus SmallCap Portfolio - Class I													
2015		318	$18.83	to	$24.93	$7,893	0.93%	0.00%	to	0.80%	-4.03%	to	-3.22%
2014		340	$19.62	to	$25.76	$8,706	0.64%	0.00%	to	0.80%	4.64%	to	5.44%
2013		399	$18.75	to	$24.43	$9,702	0.90%	0.00%	to	0.80%	41.51%	to	42.70%
2012		414	$13.25	to	$17.12	$7,052	0.54%	0.00%	to	0.80%	11.53%	to	12.41%
2011		489	$11.88	to	$15.23	$7,411	0.96%	0.00%	to	0.80%	-1.57%	to	-0.78%
Voya International Index Portfolio - Class S													
2015		267	$16.07	to	$16.95	$4,477	2.70%	0.00%	to	0.80%	-1.83%	to	-1.05%
2014		247	$16.37	to	$17.13	$4,184	0.62%	0.00%	to	0.80%	-6.94%	to	-6.19%
2013		282	$17.59	to	$18.26	$5,106	2.13%	0.00%	to	0.80%	20.15%	to	21.09%
2012		300	$14.64	to	$15.08	$4,492	2.57%	0.00%	to	0.80%	17.50%	to	18.46%
2011		347	$12.46	to	$12.73	$4,392	2.50%	0.00%	to	0.80%	-13.11%	to	-12.39%
Voya Russell™ Large Cap Growth Index Portfolio - Class I													
2015		3,862	$26.31	to	$27.76	$106,018	1.19%	0.00%	to	0.80%	6.73%	to	7.60%
2014		4,240	$24.65	to	$25.80	$108,370	1.29%	0.00%	to	0.80%	12.20%	to	13.11%
2013		4,646	$21.97	to	$22.81	$105,149	1.43%	0.00%	to	0.80%	30.93%	to	32.00%
2012		5,121	$16.78	to	$17.28	$87,945	1.22%	0.00%	to	0.80%	13.61%	to	14.51%
2011		5,682	$14.77	to	$15.09	$85,352	1.26%	0.00%	to	0.80%	3.36%	to	4.21%
Voya Russell™ Large Cap Index Portfolio - Class I													
2015		68	$24.70	to	$26.06	$1,775	1.59%	0.00%	to	0.80%	1.27%	to	2.12%
2014		74	$24.39	to	$25.52	$1,876	1.42%	0.00%	to	0.80%	12.03%	to	12.87%
2013		66	$21.77	to	$22.61	$1,500	1.49%	0.00%	to	0.80%	30.99%	to	32.07%
2012		69	$16.62	to	$17.12	$1,187	2.23%	0.00%	to	0.80%	14.62%	to	15.60%
2011		83	$14.50	to	$14.81	$1,235	1.59%	0.00%	to	0.80%	1.75%	to	2.56%
Voya Russell™ Large Cap Value Index Portfolio - Class I													
2015		1,068	$22.39	to	$23.62	$25,170	1.68%	0.00%	to	0.80%	-4.28%	to	-3.51%
2014		1,214	$23.39	to	$24.48	$29,655	1.49%	0.00%	to	0.80%	11.54%	to	12.45%
2013		1,288	$20.97	to	$21.77	$27,988	1.65%	0.00%	to	0.80%	30.82%	to	31.86%
2012		1,430	$16.03	to	$16.51	$23,576	1.92%	0.00%	to	0.80%	15.24%	to	16.19%
2011		1,575	$13.91	to	$14.21	$22,364	1.69%	0.00%	to	0.80%	0.07%	to	0.85%

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Voya Russell™ Mid Cap Growth Index Portfolio - Class I													
2015		113	$26.71	to	$28.18	$3,164	1.13%	0.00%	to	0.80%	-1.37%	to	-0.60%
2014		82	$27.08	to	$28.35	$2,329	0.46%	0.00%	to	0.80%	10.49%	to	11.44%
2013		81	$24.51	to	$25.44	$2,058	1.00%	0.00%	to	0.80%	34.15%	to	35.25%
2012		72	$18.27	to	$18.81	$1,357	0.77%	0.00%	to	0.80%	14.83%	to	15.75%
2011		77	$15.91	to	$16.25	$1,255	0.83%	0.00%	to	0.80%	-2.75%	to	-2.05%
Voya Russell™ Small Cap Index Portfolio - Class I													
2015		60	$16.39	to	$17.43	$1,050	1.30%	0.00%	to	0.80%	-5.31%	to	-4.55%
2014		61	$17.31	to	$18.26	$1,112	1.30%	0.00%	to	0.80%	4.09%	to	4.88%
2013		112	$16.63	to	$17.41	$1,954	0.91%	0.00%	to	0.80%	37.67%	to	38.84%
2012		54	$12.08	to	$12.54	$674	0.89%	0.00%	to	0.80%	15.16%	to	16.00%
2011		42	$10.49	to	$10.81	$451	1.00%	0.00%	to	0.80%	-4.72%	to	-3.91%
Voya Small Company Portfolio - Class I													
2015		436	$16.69	to	$17.47	$7,626	0.50%	0.00%	to	0.80%	-1.53%	to	-0.80%
2014		456	$16.95	to	$17.61	$8,035	0.35%	0.00%	to	0.80%	5.67%	to	6.60%
2013		512	$16.04	to	$16.52	$8,452	0.51%	0.00%	to	0.80%	36.63%	to	37.67%
2012		537	$11.74	to	$12.00	$6,444	0.42%	0.00%	to	0.80%	13.65%	to	14.61%
2011		600	$10.33	to	$10.47	$6,284	0.41%	0.00%	to	0.80%	-3.28%	to	-2.51%
Voya U.S. Bond Index Portfolio - Class I													
2015		479	$12.59	to	$13.39	$6,402	2.29%	0.00%	to	0.80%	-0.55%	to	0.22%
2014		261	$12.66	to	$13.36	$3,484	1.98%	0.00%	to	0.80%	4.89%	to	5.78%
2013		220	$12.07	to	$12.63	$2,777	1.92%	0.00%	to	0.80%	-3.29%	to	-2.55%
2012		285	$12.48	to	$12.96	$3,688	2.34%	0.00%	to	0.80%	2.97%	to	3.85%
2011		329	$12.12	to	$12.48	$4,095	1.92%	0.00%	to	0.80%	6.32%	to	7.22%
Voya MidCap Opportunities Portfolio - Class I													
2015		418	$19.39	to	$34.19	$8,195	-	0.00%	to	0.80%	-0.26%	to	0.52%
2014		476	$19.29	to	$34.28	$9,282	0.40%	0.00%	to	0.80%	7.97%	to	8.86%
2013		553	$17.72	to	$31.75	$9,937	0.03%	0.00%	to	0.80%	30.93%	to	31.94%
2012		650	$13.43	to	$24.25	$8,842	0.53%	0.00%	to	0.80%	13.26%	to	14.20%
2011		771	$11.76	to	$21.41	$9,195	-	0.00%	to	0.80%	-1.29%	to	-0.51%

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Voya SmallCap Opportunities Portfolio - Class I													
2015		280	$40.69	to	$72.62	$19,604	-	0.00%	to	0.80%	-1.69%	to	-0.90%
2014		298	$41.39	to	$73.28	$21,065	-	0.00%	to	0.80%	4.76%	to	5.62%
2013		348	$39.51	to	$69.38	$23,389	-	0.00%	to	0.80%	37.95%	to	39.07%
2012		374	$28.64	to	$49.89	$18,155	-	0.00%	to	0.80%	14.29%	to	15.17%
2011		412	$25.06	to	$43.32	$17,334	-	0.00%	to	0.80%	0.04%	to	0.86%

(a)   As investment Division had no investments until 2011, this data is not meaningful and is therefore not presented.

(b)   As investment Division had no investments until 2012, this data is not meaningful and is therefore not presented.

(c)   As investment Division had no investments until 2013, this data is not meaningful and is therefore not presented.

(d)   As investment Division had no investments until 2015, this data is not meaningful and is therefore not presented.

A   The Fund Inception Date represents the first date the fund received money.

B   The Investment Income Ratio represents dividends received by the Division, excluding capital gains distributions, divided by the average net assets.

The recognition of investment income is determined by the timing of the declaration of dividends by the underlying fund in which the Division invests.

C   The Expense Ratio considers only the annualized contract expenses borne directly by the Account, excluding expenses charged through the redemption of units, and is equal to the mortality and expense, administrative, and other charges, as defined in the Charges and Fees note. Certain items in this table are presented as a range of minimum and maximum values; however, such information is calculated independently for each column in the table.

D   Total Return is calculated as the change in unit value for each Contract presented in the Statements of Assets and Liabilities. Certain items in this table are presented as a range of minimum and maximum values; however, such information is calculated independently for each column in the table.

Report of Independent Auditors

The Board of Directors and Stockholder
ReliaStar Life Insurance Company

We have audited the accompanying statutory-basis financial statements of ReliaStar Life Insurance Company, which comprise the balance sheets as of December 31, 2015 and 2014, and the related statements of operations, changes in capital and surplus and cash flows for each of the three years in the period ended December 31, 2015, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in conformity with accounting practices prescribed or permitted by the Minnesota Department of Commerce, Division of Insurance. Management also is responsible for the design, implementation and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free of material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Basis for Adverse Opinion on U.S. Generally Accepted Accounting Principles

As described in Note 1, to meet the requirements of Minnesota, the financial statements have been prepared in conformity with accounting practices prescribed or permitted by the Minnesota Department of Commerce, Division of Insurance, which practices differ from U.S generally accepted accounting principles. The variances between such practices and U.S. generally accepted accounting principles are described in Note 1. The effects on the accompanying financial statements of these variances are not reasonably determinable but are presumed to be material.

Adverse Opinion on U.S. Generally Accepted Accounting Principles

In our opinion, because of the effects of the matter described in the preceding paragraph, the statutory-basis financial statements referred to above do not present fairly, in conformity with U.S. generally accepted accounting principles, the financial position of ReliaStar Life Insurance Company at December 31, 2015 and 2014, or the results of its operations or its cash flows for each of the three years in the period ended December 31, 2015.

Opinion on Statutory-Basis of Accounting

However, in our opinion, the statutory-basis financial statements referred to above present fairly, in all material respects, the financial position of ReliaStar Life Insurance Company at December 31, 2015 and 2014,, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2015,, in conformity with accounting practices prescribed or permitted by the Minnesota Department of Commerce, Division of Insurance.

/s/ Ernst & Young LLP

Boston, Massachusetts
April 5, 2016

RELIASTAR LIFE INSURANCE COMPANY
Balance Sheets - Statutory Basis

	December 31	
	2015	**2014**
	(In Thousands)	
Admitted Assets		
Cash and invested assets:		
Bonds	$ 12,985,872	$ 14,346,595
Bonds - securities loaned and pledged	105,858	167,619
Mortgage loans	2,163,511	2,137,527
Contract loans	583,145	617,501
Cash and short term investments	178,408	266,774
Other invested assets	443,392	406,773
Subsidiaries	314,870	298,764
Securities lending collateral	85,178	159,801
Derivatives	80,000	90,908
Preferred stocks	53,441	47,986
Common stocks	10,315	10,643
Real estate:		
Properties held for the production of income	5,000	5,000
Properties held for sale	162	162
Total cash and invested assets	17,009,152	18,556,053
Deferred and uncollected premiums, less loading (2015-$4,712; 2014-$(2,678))	(67,816)	(131,454)
Accrued investment income	176,262	183,996
Reinsurance balances recoverable	316,323	345,135
Federal income tax recoverable (including $0 and $9,873 on realized capital losses at December 31, 2015 and 2014, respectively)	—	9,293
Indebtedness from related parties	67,947	18,874
Net deferred tax asset	177,385	195,554
Other assets	28,885	32,034
Separate account assets	2,097,003	2,259,215
Total admitted assets	$ 19,805,141	$ 21,468,700

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY
Balance Sheets - Statutory Basis

| | December 31 | |
	2015	2014
	(In Thousands, except share amounts)	

Liabilities and Capital and Surplus

Liabilities:

Policy and contract liabilities:

Life and annuity reserves	$ 11,833,843	$ 11,930,964
Accident and health reserves	106,501	140,162
Deposit type contracts	678,120	663,615
Policyholders' funds	1,998	2,453
Dividends payable	9,533	9,380
Policy and contract claims	99,764	151,431
Total policy and contract liabilities	12,729,759	12,898,005
Interest maintenance reserve	42,878	68,232
Accounts payable and accrued expenses	117,153	125,011
Reinsurance balances	2,684,564	3,538,000
Current federal income taxes payable (including $20,949 and $0 on realized capital losses at December 31, 2015 and 2014, respectively)	6,492	—
Indebtedness to related parties	45,742	53,648
Contingency reserve	8,040	8,438
Asset valuation reserve	153,597	158,537
Net transfers from separate accounts due or accrued	(11,892)	(22,312)
Derivatives	47,801	64,235
Payable for securities lending	85,178	159,801
Other liabilities	189,663	213,183
Separate account liabilities	2,097,003	2,259,215
Total liabilities	18,195,978	19,523,993

Capital and surplus:

Common stock: authorized 25,000,000 shares of $1.25 par value; 2,000,000 shares issued and outstanding	2,500	2,500
Preferred capital stock	100	100
Special surplus funds	4,853	5,547
Surplus note	100,000	100,000
Paid-in and contributed surplus	857,410	857,410
Unassigned surplus	644,400	979,250
Preferred capital stock, held in treasury	(100)	(100)
Total capital and surplus	1,609,163	1,944,707
Total liabilities and capital and surplus	$ 19,805,141	$ 21,468,700

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY
Statements of Operations – Statutory Basis

| | Year ended December 31 | | |
	2015	2014	2013
	(In Thousands)		
Premiums and other revenues:			
Life, annuity, and accident and health premiums	$ 740,910	$ (148,998)	$ 840,256
Considerations for supplementary contracts with life contingencies	8,727	4,984	4,999
Net investment income	870,427	873,152	850,211
Amortization of interest maintenance reserve	4,220	(1,804)	1,940
Commissions, expense allowances and reserve adjustments on reinsurance ceded	466,722	381,900	345,680
Other revenue	83,235	85,339	88,814
Total premiums and other revenues	2,174,241	1,194,573	2,131,900
Benefits paid or provided:			
Death benefits	284,865	288,765	227,974
Annuity benefits	79,657	77,501	81,061
Surrender benefits and withdrawals	948,608	1,000,917	985,911
Interest on policy or contract funds	20,716	19,415	21,689
Accident and health benefits	51,250	44,418	23,453
Other benefits	9,140	8,544	8,883
Decrease in life, annuity and accident and health reserves	(130,782)	(1,223,659)	(77,334)
Net transfers from separate accounts	(96,520)	(96,504)	(76,661)
Total benefits paid or provided	1,166,934	119,397	1,194,976
Insurance expenses and other deductions:			
Commissions	198,341	209,500	252,083
General expenses	362,187	353,113	338,605
Insurance taxes, licenses and fees	67,376	74,755	60,186
Other deductions	238,929	253,687	115,129
Total insurance expenses and other deductions	866,833	891,055	766,003
Gain from operations before policyholder dividends, federal income taxes and net realized capital gains	140,474	184,121	170,921
Dividends to policyholders	11,766	11,741	12,160
Gain from operations before federal income taxes and net realized capital gains	128,708	172,380	158,761
Federal income tax expense (benefit)	57,707	73,815	(30,576)
Gain from operations before net realized capital gains	71,001	98,565	189,337
Net realized capital gains	3,196	5,295	26,523
Net income	$ 74,197	$ 103,860	$ 215,860

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY
Statements of Changes in Capital and Surplus—Statutory Basis

	Year ended December 31		
	2015	**2014**	**2013**
	(In Thousands)		
Common stock:			
Balance at beginning and end of year	$ 2,500	$ 2,500	$ 2,500
Preferred stock:			
Balance at beginning and end of year	100	100	100
Special surplus funds:			
Balance at beginning of year	5,547	6,241	6,935
Release of gain on sale/leaseback of home property from unassigned surplus	(694)	(694)	(694)
Balance at end of year	4,853	5,547	6,241
Surplus note:			
Balance at beginning and end of year	100,000	100,000	100,000
Paid-in and contributed surplus:			
Balance at beginning of year	857,410	857,410	2,059,125
Permitted practice for quasi-reorganization	—	—	(618,715)
Capital contributions returned	—	—	(583,000)
Balance at end of year	857,410	857,410	857,410
Unassigned surplus:			
Balance at beginning of year	979,250	976,337	110,058
Net income	74,197	103,860	215,860
Change in net unrealized capital gains	26,030	36,096	89,410
Change in nonadmitted assets	(17,946)	25,069	68,794
Change in liability for reinsurance in unauthorized companies	(2,560)	(3,213)	1,688
Change in reserve due to change in valuation basis	—	311	—
Change in asset valuation reserve	4,940	(9,948)	(41,365)
Cumulative effect of change in accounting principle	—	—	3,230
Prior period adjustment	903	(1,472)	(2,960)
Change in net deferred income tax	(4,288)	(5,576)	(61,146)
Permitted practice for quasi-reorganization	—	—	618,715
Deferred gain on reinsurance of existing business	90,585	89,135	—
Amortization of gain on reinsurance	(34,061)	(33,561)	(30,507)
Release of gain on sale/leaseback of home property to special surplus	694	694	694
Dividends to stockholder	(474,000)	(193,000)	—
Amortization of pension and other post-employment benefits	656	(5,482)	3,866
Balance at end of year	644,400	979,250	976,337
Preferred capital stock held in treasury balance at beginning and end of year	(100)	(100)	(100)
Total capital and surplus	$ 1,609,163	$ 1,944,707	$ 1,942,488

The accompanying notes are an integral part of these financial statements.

6

RELIASTAR LIFE INSURANCE COMPANY
Statements of Cash Flows—Statutory Basis

	Year ended December 31		
	2015	2014	2013
	(In Thousands)		
Operations			
Premiums, policy proceeds, and other considerations received, net of reinsurance paid	$ 705,707	$ (139,817)	$ 771,276
Net investment income received	960,144	966,495	899,068
Commissions and expenses paid	(709,259)	(787,547)	(699,714)
Benefits paid	(1,469,126)	(1,423,083)	(1,320,754)
Net transfers from separate accounts	103,650	102,674	84,868
Dividends paid to policyholders	(11,611)	(11,950)	(12,446)
Federal income taxes (paid) recovered	(22,925)	(108,070)	117,816
Miscellaneous income (expense)	430,662	444,467	(88,120)
Net cash used in operations	(12,758)	(956,831)	(248,006)
Investment Activities			
Proceeds from sales, maturities, or repayments of investments:			
Bonds	2,439,374	2,743,189	2,348,777
Stocks	38,729	127	10,056
Mortgage loans	319,605	317,314	343,329
Other invested assets	45,436	89,414	333,555
Net gain (loss) on cash and short term investments	15	3	(1)
Miscellaneous proceeds	20,084	8,438	49,347
Total investment proceeds	2,863,243	3,158,485	3,085,063
Cost of investments acquired:			
Bonds	1,480,414	2,693,473	2,853,653
Stocks	43,955	14,811	5,830
Mortgage loans	344,605	326,528	503,112
Other invested assets	86,048	92,234	57,904
Miscellaneous applications	27,490	20,427	81,440
Total cost of investments acquired	1,982,512	3,147,473	3,501,939
Net decrease in contract loans	34,361	31,691	28,660
Net cash provided by (used in) investment activities	915,092	42,703	(388,216)
Financing and Miscellaneous Activities			
Other cash (applied) provided:			
Capital and surplus paid-out	—	—	(583,000)
Net deposits (withdrawals) on deposit type contracts	14,505	(27,774)	(27,448)
Dividends paid to stockholder	(474,000)	(193,000)	—
Funds received from reinsurance	—	—	430,179
Funds withheld under reinsurance treaty	(473,451)	1,034,000	692,539
Other cash (applied) provided	(57,754)	6,196	(402,158)
Net cash (used in) provided by financing and miscellaneous activities	(990,700)	819,422	110,112
Net decrease in cash and short term investments	(88,366)	(94,706)	(526,110)
Cash and short term investments:			
Beginning of year	266,774	361,480	887,590
End of year	$ 178,408	$ 266,774	$ 361,480

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY
Statements of Cash Flows—Statutory Basis

	Year ended December 31		
	2015	**2014**	**2013**
	(In Thousands)		
Note: Supplemental disclosures of cash flow information for non-cash transactions:			
Reinsurance novation	$ 344,444	$ —	$ —

The accompanying notes are an integral part of these financial statements.

(Dollar amounts in millions, unless otherwise stated)

1. Organization and Significant Accounting Policies

ReliaStar Life Insurance Company (the "Company") is domiciled in Minnesota and is a wholly owned subsidiary of Voya Holdings Inc. (("Voya Holdings") which changed its name from Lion Connecticut Holdings Inc. on September 1, 2014), a Connecticut holding and management company. Voya Holdings is a wholly owned subsidiary of Voya Financial, Inc., a publicly traded corporation with its common stock listed on the New York Stock Exchange, under the symbol "VOYA."

Prior to May 2013, Voya Financial, Inc., together with its subsidiaries including the Company, was an indirect, wholly owned subsidiary of ING Groep N.V. ("ING"), a global financial services holding company based in The Netherlands, with American Depository Shares listed on the New York Stock Exchange. In 2009, ING announced the anticipated separation of its global banking and insurance businesses, including the divestiture of Voya Financial, Inc., together with its subsidiaries including the Company. On May 2, 2013, the common stock of Voya Financial, Inc. began trading on the New York Stock Exchange under the symbol "VOYA." On May 7, 2013 and May 31, 2013, Voya Financial, Inc. completed its initial public offering of common stock, including the issuance and sale by Voya Financial, Inc. of 30,769,230 shares of common stock and the sale by ING Insurance International B.V. ("ING International"), an indirect, wholly owned subsidiary of ING and previously the sole stockholder of Voya Financial, Inc., of 44,201,773 shares of outstanding common stock of Voya Financial, Inc. (collectively, the "IPO"). On September 30, 2013, ING International transferred all of its shares of Voya Financial, Inc. common stock to ING. On October 29, 2013, ING completed a sale of 37,950,000 shares of common stock of Voya Financial, Inc. in a registered public offering, reducing ING's ownership of Voya Financial, Inc. to 57%

Throughout 2014, ING completed the sale of an aggregate of 82,783,006 shares of common stock of Voya Financial, Inc. in a series of three registered public offerings. Also during 2014, pursuant to the terms of share repurchase agreements between ING and Voya Financial, Inc., Voya Financial, Inc. acquired 19,447,847 shares of its common stock from ING. As of the end of 2014, ING's ownership of Voya Financial, Inc. had been reduced to approximately 19%.

In March of 2015, ING completed a sale of 32,018,100 shares of common stock of Voya Financial, Inc. in a registered public offering. Concurrently with this offering, pursuant to the terms of a share repurchase agreement between ING and Voya Financial, Inc., Voya Financial, Inc. acquired 13,599,274 shares of its common stock from ING. As a result of these transactions, ING satisfied the provisions of its agreement with the European Union regarding the divestment of its U.S. insurance and investment operations, which required ING to divest 100% of its ownership interest in Voya Financial, Inc. together with its subsidiaries, including the Company, by the end of 2016. ING continues to hold warrants to purchase up to 26,050,846 shares of Voya Financial, Inc. common stock at an exercise price of $48.75, subject to adjustments.

(Dollar amounts in millions, unless otherwise stated)

Description of Business

The Company is principally engaged in the business of providing individual life insurance and annuities, employee benefit products and services, retirement plans, and life and health reinsurance. The Company is presently licensed in all states (approved for reinsurance only in New York), the District of Columbia, Guam, and Puerto Rico.

Use of Estimates

The preparation of the financial statements of the Company requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Such estimates and assumptions could change in the future as more information becomes known, which could impact the amounts reported and disclosed herein.

Recently Adopted Accounting Principles and Actuarial Guidelines

Effective January 1, 2013, the Company adopted Statement of Statutory Accounting Principles ("SSAP") No. 102, *Accounting for Pensions, a Replacement of SSAP No. 89*, and SSAP No. 92, *Accounting for Postretirement Benefits Other Than Pensions, a Replacement of SSAP No. 14*, (collectively, "SSAP No. 102/92"). The principal provisions of these statements include the following:

- The unfunded benefit obligation, including nonvested participants, if any, must be recognized in surplus.
- Nonvested participants must be included in the projected benefit obligation for pensions, and participants not yet eligible to retire must be included in the accumulated postretirement benefit obligation for postretirement benefits other than pensions.
- The amortization period for gains (losses) is the average future service of all active participants for postretirement benefits other than pensions.
- The amortization period for new prior service cost attributed to nonvested participants is the average future service until vesting date.
- The measurement date is required to be year-end.

The effects on the Company's 2013 financial statements of adopting SSAP No. 102/92 at January 1, 2013 was an increase in surplus of $3.2, and a decrease in liabilities of $9.8 and a decrease to an intangible asset of $6.6. The adoption had no impact on net income. See Note 7 for additional disclosures required by this statement.

(Dollar amounts in millions, unless otherwise stated)

Correction of Errors

In 2015, the Company determined that it had overstated the payable to parent, subsidiaries and affiliates in prior years by $1.4. To correct this error, the Company recognized a cumulative prior period adjustment to surplus of $0.9, net of tax, in accordance with the provisions of SSAP No. 3, *Accounting Changes and Corrections of Errors* ("SSAP No. 3"). The tax effect of this adjustment was an increase to taxes payable of $0.5. There was no impact to the Company's 2014 net income as a result of this adjustment.

During 2014, the Company discovered that it had previously used an incorrect discount rate for certain variable annuity contracts per the requirements of Actuarial Guideline XLIII ("AG43"). To correct for this error, the Company has recognized a cumulative prior period adjustment to surplus in 2014 of $1.5 in accordance with the provisions of SSAP No. 3.

Basis of Presentation

The accompanying financial statements of the Company have been prepared in conformity with accounting practices prescribed or permitted by the Minnesota Department of Commerce-Insurance Division, which practices differ from United States Generally Accepted Accounting Principles ("U.S. GAAP"). The more significant variances from U.S. GAAP are:

Investments: Investments in bonds and mandatorily redeemable preferred stocks are reported at amortized cost or fair value based on a rating by the National Association of Insurance Commissioners ("NAIC").

The Company periodically reviews the value of its investments in bonds and mandatorily redeemable preferred stocks. If the fair value of any investment falls below its cost basis, the decline is analyzed to determine whether it is an other-than-temporary decline. To make this determination for each security, the following are some of the factors considered:

- The length of time and the extent to which the fair value has been below cost.
- The financial condition and near-term prospects of the issuer of the security, including any specific events that may affect its operations or earnings potential.
- The Company's intent to sell the security prior to its maturity at an amount below its carrying value.
- The Company's intent and ability to hold the security long enough for it to recover its fair value.

Based on the analysis, the Company makes a judgment as to whether the loss is other-than-temporary. If the loss is other-than-temporary, an impairment charge is recorded within net realized investment gains (losses) in the statements of operations in the period the determination is made.

(Dollar amounts in millions, unless otherwise stated)

The Company invests in structured securities, including mortgage backed securities/ collateralized mortgage obligations, asset backed securities, collateralized debt obligations, and commercial mortgage backed securities. Structured securities are reported at amortized cost or fair value based on a rating by the National Association of Insurance Commissioners ("NAIC"). They are amortized using the interest method over the period which repayment of principal is expected to occur. For structured securities in unrealized loss positions, the Company determines whether it has the intent to sell or the intent and ability to hold the security for a period of time sufficient to recover the amortized cost. If the Company has the intent and ability to hold the security to recovery, the Company must compare the present value of the expected future cash flows for this security to its carrying value. If the present value of the expected future cash flows for the security is lower than its carrying value, the security is written down to its present value of the expected future cash flows.

When an other-than-temporary impairment ("OTTI") is recorded because there is intent to sell or a holder does not have the intent and ability to hold the security for a period of time sufficient to recover the amortized cost basis, the security is written down to fair value. The total loss recorded is bifurcated between the interest related loss and the non-interest related loss. The interest related portion is deferred through the interest maintenance reserve ("IMR") and the non-interest related portion is included in the asset valuation reserve ("AVR") as prescribed by the NAIC.

Net realized gains and losses on disposed investments are reported in the statements of operations, net of federal income tax and transfers to the IMR.

Under U.S. GAAP, fixed maturities are designated at purchase as held to maturity, trading or available-for-sale, except for those accounted for using the fair value option ("FVO"). Held to maturity investments are reported at amortized cost and the remaining fixed maturity investments are reported at fair value. For those designated as trading, changes in fair value are reported in the statements of operations. Available-for-sale securities are reported at fair value with changes in fair value reported as a separate component of other comprehensive income (loss) in shareholder's equity. Using the FVO, securities are reported at fair value with changes in fair value reported in the statements of operations.

When the Company has determined it has the intent to sell or if it is more likely than not that the Company will be required to sell a security before recovery of its amortized cost basis and the fair value has declined below amortized cost ("intent impairment"), the individual security is written down from amortized cost to fair value, and a corresponding charge is recorded in net realized investment gains (losses) in the statements of operations as an OTTI. If the Company does not intend to sell the security and it is not more likely than not that the Company will be required to sell the security before recovery of its amortized cost basis, but the Company has determined that there has been an other-than-temporary decline in fair value below the amortized cost basis, the OTTI is bifurcated into the amount representing the present value of the decrease in cash flows expected not to be collected ("credit impairment") and the amount related to other

(Dollar amounts in millions, unless otherwise stated)

factors ("noncredit impairment"). The credit impairment is recorded in net realized capital gains (losses) in the statements of operations. The noncredit impairment is recorded in other comprehensive income (loss) in shareholder's equity.

Net realized capital gains and losses are reported in the statements of operations on a pretax basis in the period that the asset giving rise to the gain or loss is sold.

Asset Valuation Reserves: The AVR is intended to establish a reserve to offset potential credit related investment losses on most invested asset categories. AVR is determined by an NAIC prescribed formula and is reported as a liability rather than as a valuation allowance or an appropriation of surplus. The change in AVR is reported directly to unassigned surplus.

Interest Maintenance Reserve: Under a formula prescribed by the NAIC, the Company defers the portion of realized gains and losses on sales of fixed income investments, principally bonds and mortgage loans, attributable to changes in the general level of interest rates and amortizes those deferrals over the remaining period to maturity based on groupings of individual securities sold in five year bands. The Company reports the net deferral of IMR as a liability on the accompanying balance sheets. When the net deferral of IMR is negative, the amount is reported as a component of other assets and nonadmitted.

Cash and Short-term Investments: Cash and short term investments represent cash balances, demand deposits, and short term fixed maturity investments with initial maturities of one year or less at the date of acquisition.

Under U.S. GAAP, the corresponding caption of cash and cash equivalents includes cash on hand, amounts due from banks and other highly liquid investments, such as money market instruments and debt instruments with maturities of three months or less at the time of purchase. Short-term investments include investments with remaining maturities of one year or less, but greater than three months, as the time of purchase.

Derivatives: The Company follows the hedge accounting guidance in SSAP No. 86, *Accounting for Derivative Instruments and Hedging Activities* ("SSAP No. 86") for derivative transactions. Under SSAP No. 86, derivatives that are deemed effective hedges are accounted for entirely in a manner which is consistent with the underlying hedged item. Derivatives used in hedging transactions that do not meet the requirements of SSAP No. 86 as an effective hedge are carried at fair value with the change in value recorded in surplus as unrealized gains or losses. Embedded derivatives are not accounted for separately from the host contract.

Under U.S. GAAP, the effective and ineffective portions of a cash flow hedge are accounted for separately. The effective portion of the gain or loss on the derivative instrument is reported as a component of accumulated other comprehensive income and reclassified into earnings in the same periods during which the hedged transaction impacts earnings in the same line item associated with the forecasted transaction. The ineffective portion of the derivative's change in

(Dollar amounts in millions, unless otherwise stated)

value, if any, along with any of the derivative's change in value that is excluded from the assessment of hedge effectiveness, are recorded in other net realized capital gains (losses). An embedded derivative within a contract that is not clearly and closely related to the economic characteristics and risk of the host contract is reported with the host contract on the balance sheets at fair value, and the change in fair value is recorded in income. For derivative instruments that are designated and qualify as a fair value hedge, the gain or loss on the derivative instrument, as well as the hedged item, to the extent of the risk being hedged, are recognized in other net realized capital gains (losses).

Mortgage Loans: Mortgage loans are reported at amortized cost, less write downs for impairments. If the value of any mortgage loan is determined to be impaired (i.e., when it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement), the carrying value of the mortgage loan is reduced to the lesser of either the present value of expected cash flows from the loan, discounted at the loan's original purchase yield or fair value of the collateral. For those mortgages that are determined to require foreclosure, the carrying value is reduced to the fair value of the underlying collateral, net of estimated costs to obtain and sell at the point of foreclosure. The carrying value of the impaired loans is reduced by establishing a permanent write-down recorded in net realized capital gains (losses).

Under U.S. GAAP, the Company also records an allowance for probable losses incurred on non-impaired loans on an aggregate basis, rather than specifically identified probable losses incurred by individual loan.

Deferred Income Taxes: Deferred tax assets and liabilities represent the future tax recoveries or obligations associated with the accumulation of temporary differences between the tax and financial statement bases of the Company's assets and liabilities. Deferred tax assets are provided for and admitted to an amount determined under a standard formula in accordance with SSAP No. 101, *Income Taxes, A Replacement of SSAP No. 10R and SSAP No. 10* ("SSAP No. 101"). A valuation allowance is required if based on the available evidence; it is more likely than not (a likelihood of more than 50 percent) that some portion or all of the gross deferred tax assets will not be realized. This assessment is determined on a separate reporting entity basis.

After reduction for any valuation allowance, the Company follows the admissibility formula laid out under SSAP No. 101. These provisions limit the amount of gross deferred tax assets that can be admitted to surplus to those for which ultimate recoverability can be demonstrated. This limitation is based on availability of taxes paid in prior years that could be recovered through carrybacks, the expected timing of reversals for accumulated temporary differences over the next three years to offset future taxes, surplus limits, and the amount of gross deferred tax liabilities available for offset. Any deferred tax assets not covered under the formula are nonadmitted.

(Dollar amounts in millions, unless otherwise stated)

SSAP No. 101 requires all changes in deferred tax balances to be included as surplus adjustments; under GAAP, however, most changes in deferred tax balances are recorded in the income statement (with the exception of certain items that are recorded through Other Comprehensive Income or directly to the equity section of the balance sheet) as a component of the total income tax provision.

U.S. GAAP also requires that deferred taxes be included for all jurisdictions that determine taxes based on income. Thus deferred state income taxes must be booked under U.S. GAAP. SSAP No. 101, however, specifically prohibits establishing deferred state income tax assets and liabilities.

Investments in Real Estate: Investments in real estate are reported net of related obligations rather than on a gross basis. Real estate owned and occupied by the Company is included in investments, and investment income and operating expenses include rent for the Company's occupancy of those properties. Changes between depreciated cost and admitted asset investment amounts are credited or charged directly to unassigned surplus.

Under U.S. GAAP, property is carried at cost, less accumulated depreciation, and is reported gross of related obligations in other assets on the balance sheets. Any depreciation and rent expense are charged to operating expenses on the statements of operations. Rental income is reported as Net Investment income.

Policy Acquisition Costs: The costs of acquiring and renewing business are expensed when incurred.

Under U.S. GAAP, incremental, direct costs of contract acquisition and certain costs related directly to successful acquisition activities are capitalized. Indirect or unsuccessful acquisition costs, maintenance, product development and overhead expenses are charged to expense as incurred. In addition, the outstanding value of in force business acquired is capitalized. For certain traditional life insurance, to the extent recoverable from future gross profits, acquisition costs are amortized over the premium payment period in proportion to the present value of expected gross premium. For universal life insurance and investment products, to the extent recoverable from future gross profits, acquisition costs are amortized over the estimated lives of the contracts in relation to the emergence of estimated gross profits.

Premiums: Life premiums are recognized as revenue when due. Premiums for annuity policies with mortality and morbidity risk, except for guaranteed interest and group annuity contracts, are also recognized as revenue when due. Premiums received for annuity policies without mortality or morbidity risk and for guaranteed interest and group annuity contracts are recorded using deposit accounting.

Under U.S. GAAP, premiums related to traditional life insurance contracts and payout contracts with life contingencies are recognized as revenue when due. Amounts received for investment-

(Dollar amounts in millions, unless otherwise stated)

type, universal life-type, fixed annuities, payout contracts without life contingencies and fixed-indexed annuity contracts are reported as deposits to contract owner account balances. Revenues from these contracts consist primarily of fees assessed against the contract owner account balance for mortality and policy administration charges.

Benefits Paid or Provided: Benefits incurred for universal life and annuity policies represent the total of death benefits paid and the change in policy reserves.

Under U.S. GAAP, benefits and expenses for investment-type, universal life-type, fixed annuities, payout contracts without life contingencies and fixed-indexed annuity contracts include claims in excess of related account balances, expenses of contract administration and interest credited to contract owner account balances.

Benefit and Contract Reserves: Life policy and contract reserves under statutory accounting practices are calculated based upon both the net level premium and Commissioners' Reserve Valuation methods ("CRVM") using statutory rates for mortality and interest. Annuity policy and contract reserves under statutory accounting practices are calculated based upon the Commissioners' Annuity Reserve Valuation methods ("CARVM") using statutory rates for mortality and interest.

Under U. S. GAAP policy reserves for traditional products are based upon the net level premium method utilizing reasonably conservative estimates of mortality, interest, and withdrawals prevailing when the policies were sold. For interest sensitive products, the GAAP policy reserve is equal to the policy fund balance plus an unearned revenue reserve which reflects the unamortized balance of early year policy loads over renewal year policy loads.

Reinsurance: For business ceded to unauthorized reinsurers, statutory accounting practices require that reinsurance credits permitted by the treaty be recorded as an offsetting liability and charged against unassigned surplus. Policy and contract liabilities ceded to reinsurers have been reported as reductions of the related reserves. Commissions allowed by reinsurers on business ceded are reported as income when received. Losses generated in certain reinsurance transactions are recognized immediately in income, with gains reported as a separate component of surplus and amortized over the remaining life of the business.

Under U.S. GAAP, ceded future policy benefits and contract owner liabilities are reported gross on the balance sheets. Only those reinsurance recoverable balances deemed probable of recovery are reflected as assets on the balance sheets and are stated net of allowances for uncollectible reinsurance, which are charged to earnings. Gains and losses on reinsurance, including commission and expense allowances, are deferred and amortized over the remaining life of the business.

Nonadmitted Assets: Certain assets designated as "nonadmitted," principally disallowed deferred federal income tax assets, disallowed interest maintenance reserves, non-operating

(Dollar amounts in millions, unless otherwise stated)

system software, past due agents' balances, furniture and equipment, intangible assets, and other assets not specifically identified as an admitted asset within the NAIC *Accounting Practices and Procedures Manual,* are excluded from the accompanying balance sheets and are charged directly to unassigned surplus.

Subsidiaries: The accounts and operations of the Company's subsidiaries are not consolidated. Certain affiliated investments for which audited U.S. GAAP statements are not available, or expected to be available, are nonadmitted.

Under U.S. GAAP, the accounts and operations of the Company's wholly owned subsidiaries are consolidated. Intercompany transactions and balances are eliminated.

Policyholder Dividends: Policyholder dividends are recognized when declared.

Under U.S. GAAP, dividends allocable to participating contract owners are based on published dividend projections or expected dividend scales.

Participation Fund Account: On January 3, 1989, the Minnesota Division of Insurance approved a Plan of Conversion and Reorganization ("the Plan"), which provided, among other things, for the conversion of the Company from a combined stock and mutual life insurance company to a stock life insurance company.

The Plan provided for the establishment of a Participation Fund Account ("PFA") for the benefit of certain participating individual life insurance policies and annuities issued by the Company prior to the effective date of the Plan. Under the terms of the PFA, the insurance liabilities and assets (approximately $114.0 and $145.5 as of December 31, 2015 and 2014, respectively) with respect to such policies are included in the Company's financial statements, but are segregated in the accounting records of the Company to assure the continuation of policyholder dividend practices.

Reconciliation to U.S. GAAP: The effects of the preceding variances from U.S. GAAP on the accompanying statutory basis financial statements have not been determined, but are presumed to be material.

Other significant accounting practices are as follows:

Investments: Investments are stated at values prescribed by the NAIC, as follows:

Bonds not backed by other loans are principally stated at amortized cost using the effective interest method.

Loan-backed securities are stated at either amortized cost or the lower of amortized cost or fair value. Amortized cost is determined using the effective interest method and includes anticipated

(Dollar amounts in millions, unless otherwise stated)

prepayments. The retrospective adjustment method is used to determine the amortized cost for the majority of loan-backed and structured securities. For certain securities the prospective adjustment method is used, including interest only securities and securities that have experienced an other-than-temporary impairment.

Redeemable preferred stocks rated as high quality or better are reported at cost or amortized cost. All other redeemable preferred stocks are reported at the lower of cost, amortized cost, or market value and nonredeemable preferred stocks are reported at fair value or the lower of cost or fair value.

Common stocks are reported at fair value and the related unrealized capital gains/losses are reported in unassigned surplus along with adjustment for federal income taxes.

The Company engages in dollar reverse repurchase agreements with mortgage-backed securities ("dollar rolls") and reverse repurchase agreements with other collateral types to increase its return on investments and improve liquidity. Such arrangements meet the requirements to be accounted for as financing arrangements.

The Company also enters into repurchase agreements. These transactions involve a purchase of securities and an agreement to sell substantially the same securities as those purchased.

The Company engages in securities lending whereby certain domestic securities from its portfolio are loaned to other institutions for short periods of time. Initial collateral, primarily cash, is required at a rate of 102% of the market value of the loaned securities. For certain transactions, a lending agent may be used and the agent may retain some or all of the collateral deposited by the borrower and transfer the remaining collateral to the Company. Collateral retained by the agent is invested in liquid assets on behalf of the Company. The market value of the loaned securities is monitored on a daily basis with additional collateral obtained or refunded as the market value of the loaned securities fluctuates.

Short term investments are reported at amortized cost which approximates fair value. Short term investments include investments with maturities between three months and one year at the date of acquisition.

Partnership interests, which are included in other invested assets, are reported at the underlying audited GAAP equity of the investee. Changes in surplus from distributions are reported in investment income.

Residual collateralized mortgage obligations, which are included in other invested assets on the balance sheet, are reported at amortized cost using the effective interest method.

(Dollar amounts in millions, unless otherwise stated)

Surplus notes acquired, which are included in other invested assets on the balance sheets, are reported at amortized cost using the effective interest method. See Note 12 for additional information related to an affiliate surplus note.

Realized capital gains and losses are generally determined using the first in first out method.

Cash on hand includes cash equivalents. Cash equivalents are short term investments that are both readily convertible to cash and have an original maturity date of three months or less from date of purchase.

The Company's use of derivatives is primarily for economic hedging purposes to reduce the Company's exposure to cash flow variability of assets and liabilities, interest rate risk, credit risk, and market risk. For those derivatives in effective hedging relationships, the Company values all derivative instruments on a consistent basis with the hedged item. Upon termination, gains and losses on instruments are included in the carrying values of the underlying hedged items and are amortized over the remaining lives of the hedged items as adjustments to investment income or benefits from the hedged items. Any unamortized gains or losses are recognized when the underlying hedged items are sold. The unrealized gains and losses from derivatives not designated as accounting hedges are reported at fair value through surplus. Upon termination, interest related gains and losses are included in IMR and are amortized over the remaining lives of the derivatives; other gains and losses are added to the AVR. The Company enters into the following derivatives:

Credit Contracts:

Credit default swaps: Credit default swaps are used to reduce credit loss exposure with respect to certain assets that the Company owns, or to assume credit exposure on certain assets that the Company does not own. Payments are made to or received from the counterparty at specified intervals. In the event of a default on the underlying credit exposure, the Company will either receive a payment (purchased credit protection) or will be required to make a payment (sold credit protection) equal to the par minus recovery value of the swap contract. The Company utilizes these contracts in replication relationships.

Equity Contracts:

Options: The Company uses call and collar options to hedge the book values of retirement plan assets. The Company pays an upfront premium to purchase these options. The Company utilizes these options in non-qualifying hedging relationships.

(Dollar amounts in millions, unless otherwise stated)

Foreign Exchange Contracts:

Currency forwards: The Company uses currency forward contracts to hedge policyholder liabilities associated with the reinsurance contracts which are linked to foreign indices. The currency fluctuations may result in a decrease in account values, which would increase the possibility of the Company incurring an expense for guaranteed benefits in excess of account values. The Company also uses currency forward contracts to hedge currency exposure related to its invested assets. The Company utilizes these contracts in non-qualifying hedging relationships.

Foreign exchange swaps: The Company uses foreign exchange or currency swaps to reduce the risk of change in the value, yield or cash flows associated with certain foreign denominated invested assets. Foreign exchange swaps represent contracts that require the exchange of foreign currency cash flows against U.S. dollar cash flows at regular periods, typically quarterly or semi-annually. The Company utilizes these contracts in qualifying hedging relationships as well as non-qualifying hedging relationships.

Interest Rate Contracts:

Futures: The Company uses interest rate futures contracts to hedge interest rate risks associated with the CMO-B portfolio. Changes in the general level of interest rates can result in the potential for adverse changes in the portfolio. The Company enters into exchange traded futures with regulated futures commissions that are members of the exchange. The Company also posts initial and variation margin with the exchange on a daily basis. The Company utilizes exchange-traded futures in non-qualifying hedging relationships.

Interest rate swaps: Interest rate swaps are used by the Company primarily to reduce market risks from changes in interest rates and to alter interest rate exposure arising from mismatches between assets and/or liabilities. Interest rate swaps are also used to hedge the interest rate risk associated with the value of assets it owns or in an anticipation of acquiring them. Using interest rate swaps, the Company agrees with another party to exchange, at specified intervals, the difference between fixed rate and floating rate interest payments, calculated by reference to an agreed upon notional principal amount. These transactions are entered into pursuant to master agreements that provide for a single net payment to be made to/from the counterparty at each due date. The Company utilizes these contracts in qualifying hedging relationships as well as non-qualifying hedging relationships.

Swaptions: A swaption is an option to enter into a swap with a forward starting effective date. The Company uses swaptions to hedge the interest rate exposure associated with the minimum crediting rate and book value guarantees embedded in the retirement products that the Company offers. Increases in interest rates will generate losses on assets that are backing such liabilities. In certain instances, the Company locks in the economic impact of existing purchased swaptions by entering into offsetting written swaptions. Swaptions are also used to hedge against an

(Dollar amounts in millions, unless otherwise stated)

increase in the interest rate benchmarked crediting strategies within FIA contracts. Such increases may result in increased payments to contract holders of FIA contracts and the interest rate swaptions offset this increased exposure. The Company pays a premium when it purchases the swaption. The Company utilizes these contracts in non-qualifying hedging relationships.

SSAP No. 97, *Investments in Subsidiary, Controlled and Affiliated Entities* ("SSAP No. 97"), applies to the Company's subsidiaries, and controlled and affiliated entities ("SCA"). The Company's insurance subsidiaries are reported at their underlying statutory basis net assets, and the Company's non-insurance subsidiaries are reported at the underlying GAAP equity amount adjusted to a statutory basis as promulgated by the NAIC Accounting Practices and Procedures Manual. Dividends from subsidiaries are included in net investment income. The remaining net change in the subsidiaries' equity is included in the change in net unrealized capital gains or losses. SCA entities for which audited statements are not available or expected to be available are nonadmitted. Management regularly reviews its SCA's to determine if an other-than-temporary impairment has occurred. During this review, management makes a judgment as to whether it is probable that the reporting entity will be unable to recover the carrying amount of the investment or there is evidence indicating inability of the investee to sustain earnings.

Contract loans are reported at unpaid principal balances but not in excess of the cash surrender value.

Land is reported at cost. Real estate occupied by the Company is reported at depreciated cost, and other real estate is reported at the lower of depreciated cost or fair value. Depreciation is calculated on a straight line basis over the estimated useful lives of the properties.

Aggregate Reserve for Life Policies and Contracts: Life, annuity, and accident and health reserves are developed by actuarial methods and are determined based on published tables using statutorily specified interest rates and valuation methods that will provide, in the aggregate, reserves that are greater than or equal to the minimum or guaranteed policy cash value or the amounts required by law. Interest rates range from 2.00% to 13.25% for 2015.

The Company waives the deduction of deferred fractional premiums upon the death of the insured. It is the Company's practice to return a pro rata portion of any premium paid beyond the policy month of death, although it is not contractually required to do so for certain issues.

The methods used in valuation of substandard policies are as follows:

For life, endowment and term policies issued substandard, the standard reserve during the premium paying period is increased by 50% of the gross annual extra premium. Standard reserves are held on Paid-Up Limited Pay contracts.

For reinsurance accepted with table rating, the reserve established is a multiple of the standard reserve corresponding to the table rating.

(Dollar amounts in millions, unless otherwise stated)

For reinsurance with flat extra premiums, the standard reserve is increased by 50% of the flat extra.

The amount of insurance in force for which the gross premiums are less than the net premiums, according to the standard of valuation required by the Minnesota Division of Insurance, is $10.6 billion and $15.7 billion at December 31, 2015 and 2014, respectively. The amount of premium deficiency reserves for policies on which gross premiums are less than the net premiums is $339.2 and $360.7 at December 31, 2015 and 2014, respectively. The Company anticipates investment income as a factor in the premium deficiency calculation in accordance with SSAP No. 54, *Individual and Group Accident and Health Contracts* ("SSAP No. 54").

The tabular interest has been determined from the basic data for the calculation of policy reserves for all direct ordinary life insurance and for the portion of group life insurance classified as group Section 79. The method of determination of tabular interest of funds not involving life contingencies is as follows: one hundredth of the product of such valuation rate of interest times the mean of the amount of funds subject to such valuation rate of interest held at the beginning and end of the year of valuation.

Reinsurance: Reinsurance premiums, commissions, expense reimbursements, and reserves related to reinsured business are accounted for on a basis consistent with those used in accounting for the original policies issued and the terms of the reinsurance contracts. Reserves are based on the terms of the reinsurance contracts and are consistent with the risks assumed. Premiums and benefits ceded to other companies have been reported as a reduction of premium revenue and benefits expense. Amounts applicable to reinsurance ceded for reserves and unpaid claim liabilities have been reported as reductions of these items, and expense allowances received in connection with reinsurance ceded have been reflected in operations.

Electronic Data Processing Equipment: Electronic data processing equipment is carried at cost less accumulated depreciation. Depreciation for major classes of such assets is calculated on a straight line basis over the estimated useful life of the asset.

Participating Insurance: Participating business approximates less than 1% of the Company's life insurance in force and less than 3% of premium income. The amount of dividends to be paid to participating policyholders is determined annually by the Board of Directors. Amounts allocable to participating policyholders are based on published dividend projections or expected dividend scales. Dividends expense of $11.8, $11.7 and $12.2 was incurred in 2015, 2014 and 2013, respectively.

Benefit Plans: The Company provides noncontributory retirement plans for substantially all employees and certain agents. Pension costs are charged to operations as contributions are made to the plans. The Company also provides a contributory retirement plan for substantially all employees.

(Dollar amounts in millions, unless otherwise stated)

Nonadmitted Assets: Nonadmitted assets are summarized as follows:

		December 31		
		2015		**2014**
		(In Thousands)		
Net deferred tax asset	$	130,051	$	117,101
Deferred and uncollected premium		8,451		10,585
Health care and other amounts receivable		684		2,596
Other invested assets		8,816		—
Other		3,989		3,763
Total nonadmitted assets	$	151,991	$	134,045

Changes in nonadmitted assets are generally reported directly in unassigned surplus as an increase or decrease in nonadmitted assets.

Claims and Claims Adjustment Expenses: Claims and claims adjustment expenses represent the estimated ultimate net cost of all reported and unreported claims incurred through December 31, 2015. The Company does not discount claims and claims adjustment expense reserves. Such estimates are based on actuarial projections applied to historical claim payment data. Such liabilities are considered to be reasonable and adequate to discharge the Company's obligations for claims incurred but unpaid as of December 31, 2015.

Guaranteed Benefits: For variable annuity guarantees, Actuarial guideline 43 – Variable Annuity Commissioners Annuity Reserve Valuation Method ("AG43"), is followed. This guideline interprets how to apply the NAIC Commissioners' Annuity Reserve Valuation Method to Variable Annuities ("CARVM"). The greater of the result under a single deterministic "Standard Scenario" and the average of the most severe 30% of randomly generated stochastic scenarios is held. Both reinsurance and hedging are also reflected. Taxes are not incorporated. All assumptions for the Standard Scenario are prescribed. For the stochastic scenarios, equity market returns must meet a calibration test. All other assumptions are set by the actuary using prudent best-estimates.

Separate Accounts: Most separate account assets and liabilities held by the Company represent funds held for the benefit of the Company's variable life and annuity policy and contract holders who bear all of the investment risk associated with the policies. Such policies are of a non-guaranteed nature. All net investment experience, positive or negative, is attributed to the policy and contract holders' account values. The assets and liabilities of these accounts are carried at fair value and are legally segregated and are not subject to claims that arise out of any other business of the Company. There are no product classification differences under GAAP.

Reserves related to the Company's mortality risk are included in life and annuity reserves. These reserves include reserves for guaranteed minimum death benefits (before reinsurance) that

(Dollar amounts in millions, unless otherwise stated)

totaled $17.7 and $14.1 at December 31, 2015 and 2014, respectively. The operations of the separate accounts are not included in the accompanying financial statements.

2. Permitted Statutory Basis Accounting Practices

The financial statements of the Company are presented on the basis of accounting practices prescribed or permitted by the Minnesota Department of Commerce. The Minnesota Department of Commerce recognizes only statutory accounting practices prescribed or permitted by the State of Minnesota for determining and reporting the financial condition and results of operations of an insurance company and for determining its solvency under the Minnesota Insurance Laws. The NAIC *Accounting Practices and Procedures Manual* has been adopted as a component of prescribed or permitted practices by the State of Minnesota. The Minnesota Commissioner of Commerce has the right to permit other specific practices that deviate from prescribed practices.

The Company is required to identify those significant accounting practices that are permitted, and obtain written approval of the practices from the Minnesota Department of Commerce.

On May 8, 2013, the Company, with the permission of the Minnesota Department of Commerce - Insurance Division, reallocated the gross paid-in and contributed surplus and the unassigned funds components of surplus, computed as of December 31, 2012, similar to the restatement of surplus that occurs pursuant to the prescribed accounting guidance for a quasi-reorganization under SSAP No. 72, *Surplus and Quasi-Reorganizations* ("SSAP No. 72"). The reallocation resulted in a decrease to gross paid-in and contributed surplus and an increase in unassigned surplus of $618.7. This permitted practice had no impact on net income, total capital and surplus or risk-based capital.

As of December 31, 2015 and 2014, the Company had no such permitted accounting practices.

(Dollar amounts in millions, unless otherwise stated)

3. Investments

Fixed Maturities and Equity Securities

The cost or amortized cost and fair value of bonds and equity securities are as follows:

	Cost or Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	(In Thousands)			
At December 31, 2015				
U.S. Treasury securities and obligations of U.S. government, corporations and agencies	$ 736,830	$ 71,408	$ 6	$ 808,232
States, municipalities, and political subdivisions	180,806	3,813	2,596	182,023
Foreign other (par value - $2,236,957)	2,246,745	79,798	79,956	2,246,587
Foreign government (par value - $65,000)	65,235	1,414	835	65,814
Corporate securities	8,030,844	379,325	234,842	8,175,327
Residential mortgage backed securities	1,017,455	169,125	11,123	1,175,457
Commercial mortgage backed securities	543,029	15,384	3,460	554,953
Other asset backed securities	271,806	16,420	2,024	286,202
Total fixed maturities	13,092,750	736,687	334,842	13,494,595
Preferred stocks	53,441	9,106	212	62,335
Common stocks	10,305	13	3	10,315
Total equity securities	63,746	9,119	215	72,650
Total	$ 13,156,496	$ 745,806	$ 335,057	$ 13,567,245
At December 31, 2014				
U.S. Treasury securities and obligations of U.S. government, corporations and agencies	$ 897,246	$ 107,791	$ 23	$ 1,005,014
States, municipalities, and political subdivisions	69,873	5,098	157	74,814
Foreign other (par value - $2,409,147)	2,424,960	167,586	13,211	2,579,335
Foreign government (par value - $23,200)	23,906	1,872	—	25,778
Corporate securities	8,746,112	751,594	53,385	9,444,321
Residential backed securities	1,299,243	199,899	9,993	1,489,149
Commercial mortgage backed securities	563,516	34,091	699	596,908
Other asset backed securities	490,432	27,982	3,446	514,968
Total fixed maturities	14,515,288	1,295,913	80,914	15,730,287
Preferred stocks	47,986	9,295	4	57,277
Common stocks	10,593	50	—	10,643
Total equity securities	58,579	9,345	4	67,920
Total	$ 14,573,867	$ 1,305,258	$ 80,918	$ 15,798,207

(Dollar amounts in millions, unless otherwise stated)

Reconciliation of bonds from amortized cost to carrying value is as follows:

		December 31		
		2015		**2014**
		(In Thousands)		
Amortized cost	$	13,092,750	$	14,515,288
Adjustment for below investment grade bonds		(1,020)		(1,074)
Carrying value	$	13,091,730	$	14,514,214

The aggregate fair value of debt securities with unrealized losses and the time period that cost exceeded fair value are as follows:

		Less than 6 Months Below Cost		**More than 6 Months and Less than 12 Months Below Cost**		**More than 12 Months Below Cost**		**Total**
				(In Thousands)				
At December 31, 2015								
Fair value	$	1,790,721	$	1,982,266	$	392,504	$	4,165,491
Unrealized loss		84,944		171,041		78,857		334,842
At December 31, 2014								
Fair value	$	1,144,689	$	109,881	$	911,642	$	2,166,212
Unrealized loss		33,593		5,843		41,478		80,914

The amortized cost and fair value of investments in bonds at December 31, 2015, by contractual maturity, are shown below. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

		Amortized Cost		**Fair Value**
		(In Thousands)		
Maturity:				
Due in 1 year or less	$	262,151	$	266,498
Due after 1 year through 5 years		2,295,545		2,382,324
Due after 5 years through 10 years		3,092,763		3,104,373
Due after 10 years		5,610,001		5,724,788
		11,260,460		11,477,983
Residential mortgage-backed securities		1,017,455		1,175,457
Commercial mortgage-backed securities		543,029		554,953
Other asset-backed securities		271,806		286,202
Total	$	13,092,750	$	13,494,595

26

(Dollar amounts in millions, unless otherwise stated)

At December 31, 2015 and 2014, investments in certificates of deposit and bonds with an admitted asset value of $138.3 and $160.3, respectively, were on deposit with state insurance departments to satisfy regulatory requirements.

Pre-2008 vintage subprime and Alt-A mortgage collateral continues to distance itself from the credit crisis and payment performance reflects a housing market firmly entrenched in recovery. While collateral losses continue to be realized, the amounts are steadily decreasing. Serious delinquencies and other measures of performance, like prepayments and loan defaults, have also displayed sustained periods of improvement. Reflecting these fundamental improvements, related bond prices and sector liquidity have increased substantially since the credit crisis. Home prices have moved steadily higher, further supporting payment performance. Year-over-year home price measures, while at a lower magnitude than experienced in recent years, appear to have stabilized at sustainable levels, when measured on a nationwide basis. This backdrop remains supportive of continued improvement in overall borrower payment behavior. In managing the Company's risk exposure to subprime and Alt-A mortgages, collateral performance and structural characteristics associated with various positions are taken into account.

The Company does not originate or purchase subprime or Alt-A whole-loan mortgages. Subprime lending is the origination of loans to customers with weaker credit profiles. The Company defines Alt-A mortgages to include the following: residential mortgage loans to customers who have strong credit profiles but lack some element(s), such as documentation to substantiate income; residential mortgage loans to borrowers that would otherwise be classified as prime but whose loan structure provides repayment options to the borrower that increase the risk of default; and any securities backed by residential mortgage collateral not clearly identifiable as prime or subprime.

(Dollar amounts in millions, unless otherwise stated)

The following table summarizes the Company's exposure to subprime mortgage backed securities and Alt-A mortgage backed securities through other investments:

	Actual Cost		Book/Adjusted Carrying Value (excluding interest)		Fair Value		Other Than Temporary Impairment Losses Recognized	
			(In Thousands)					
December 31, 2015								
Residential mortgage-backed securities	$	135,777	$	127,929	$	133,900	$	190
Structured securities		40,852		41,280		44,072		110
Total	$	176,629	$	169,209	$	177,972	$	300
December 31, 2014								
Residential mortgage-backed securities	$	160,388	$	153,137	$	162,064	$	257
Structured securities		53,920		53,765		55,977		—
Total	$	214,308	$	206,902	$	218,041	$	257
December 31, 2013								
Residential mortgage-backed securities	$	70,147	$	65,966	$	76,911	$	703
Structured securities		56,716		59,582		60,424		—
Total	$	126,863	$	125,548	$	137,335	$	703

The Company did not have underwriting exposure to subprime mortgage risk through investments in subprime mortgage loans, mortgage guaranty or financial guaranty insurance coverage as of December 31, 2015.

(Dollar amounts in millions, unless otherwise stated)

The following tables detail the Company's exposure to structured notes:

At December 31, 2015

CUSIP Identification	Actual Cost		Fair Value	Book/Adjusted Carrying Value	Mortgage-Referenced Security (Y/N)
		(In Thousands)			
05567SAA0	$	10,392	$ 11,150	$ 10,257	N
149206AA2		7,000	5,530	7,000	N
293791AW9		436	495	437	N
29379VAN3		5,470	5,150	5,478	N
299808AE5		9,991	9,100	9,992	N
37247DAG1		324	729	334	N
416515AW4		1,898	2,090	1,899	N
59156CAB7		3,525	4,140	3,470	N
670877AA7		836	828	807	N
69352PAC7		4,312	3,773	4,316	N
745332BY1		2,945	2,673	2,948	N
89352HAC3		2,995	2,250	2,995	N
98372PAJ7		3,109	2,887	3,126	N
98877CAA5		9,350	9,560	9,350	N
EF3202449		7,634	7,876	7,639	N
Total	$	70,217	$ 68,231	$ 70,048	XXX

29

(Dollar amounts in millions, unless otherwise stated)

At December 31, 2014

CUSIP Identification	Actual Cost		Fair Value		Book/Adjusted Carrying Value		Mortgage-Referenced Security (Y/N)
			(In Thousands)				
05567SAA0	$	10,392	$	11,150	$	10,275	N
149206AA2		7,000		6,965		7,000	N
237194AG0		499		548		502	N
293791AW9		436		532		437	N
29379VAN3		5,470		6,468		5,477	N
299808AE5		9,991		10,225		9,992	N
37247DAG1		324		1,661		334	N
416515AW4		1,898		2,175		1,899	N
59156CAB7		3,525		4,290		3,483	N
670877AA7		836		850		818	N
69352PAC7		4,312		4,925		4,315	N
745332BY1		2,945		3,389		2,947	N
76117HAA0		2,809		2,807		2,732	N
89352HAC3		2,995		2,895		2,995	N
98372PAJ7		3,109		3,756		3,122	N
98877CAA5		9,350		9,958		9,350	N
EF3202449		7,634		8,198		7,638	N
Total	$	73,525	$	80,792	$	73,316	XXX

Mortgage Loans and Real Estate

All mortgage loans are evaluated by seasoned underwriters, including an appraisal of loan-specific credit quality, property characteristics, and market trends, and assigned a quality rating using the Company's internally developed quality rating system.

The Company's mortgage loans on real estate are all commercial mortgage loans, held for investment, which totaled $2,163.5 and $2,137.5 as of December 31, 2015 and 2014, respectively. The carrying value of these loans is reported at amortized cost, less impairment write-downs.

The maximum and minimum lending rates for long-term mortgage loans acquired or made during 2015 were 8.2% and 3.5%.

Taxes, assessments and any amounts advanced and not included in the mortgage loan total were $0.0 and $0.0 as of December 31, 2015 and 2014, respectively.

Property insurance is required on all collateral securing commercial real estate mortgage loans. Generally the coverage is "all risk" at a level equal to the replacement cost of the

(Dollar amounts in millions, unless otherwise stated)

improvements. Additional coverage may be required to cover flood, windstorm and other risks associated with collateral type, use and location.

During 2015, the maximum percentage of any loan to the value of collateral at the time of the loan, exclusive of insured or guaranteed or purchase money mortgages was 76.3% on commercial properties.

(Dollar amounts in millions, unless otherwise stated)

The following table shows an age analysis of mortgage loans by type as of December 31, 2015 and 2014:

	Farm	Residential Insured	Residential All Other	Commercial Insured	Commercial All Other	Mezzanine	Total
					(In Thousands)		
December 31, 2015							
Recorded investment (all)							
Current	$ —	$ —	$ —	$ —	$2,163,511	$ —	$2,163,511
30-59 Days Past Due	—	—	—	—	—	—	—
60-89 Days Past Due	—	—	—	—	—	—	—
90-179 Days Past Due	—	—	—	—	—	—	—
180+ Days Past Due	—	—	—	—	—	—	—
Accruing Interest 90-179 Days Past Due							
Recorded Investment	$ —	$ —	$ —	$ —	$ —	$ —	$ —
Interest Accrued	—	—	—	—	—	—	—
Accruing Interest 180+ Days Past Due							
Recorded Investment	$ —	$ —	$ —	$ —	$ —	$ —	$ —
Interest Accrued	—	—	—	—	—	—	—
Interest Reduced							
Recorded Investment	$ —	$ —	$ —	$ —	$ —	$ —	$ —
Number of Loans	—	—	—	—	—	—	—
Percent Reduced	—%	—%	—%	—%	—%	—%	—%
December 31, 2014							
Recorded investment (all)							
Current	$ —	$ —	$ —	$ —	$2,137,527	$ —	$2,137,527
30-59 Days Past Due	—	—	—	—	—	—	—
60-89 Days Past Due	—	—	—	—	—	—	—
90-179 Days Past Due	—	—	—	—	—	—	—
180+ Days Past Due	—	—	—	—	—	—	—
Accruing Interest 90-179 Days Past Due							
Recorded Investment	$ —	$ —	$ —	$ —	$ —	$ —	$ —
Interest Accrued	—	—	—	—	—	—	—
Accruing Interest 180+ Days Past Due							
Recorded Investment	$ —	$ —	$ —	$ —	$ —	$ —	$ —
Interest Accrued	—	—	—	—	—	—	—
Interest Reduced							
Recorded Investment	$ —	$ —	$ —	$ —	$ —	$ —	$ —
Number of Loans	—	—	—	—	—	—	—
Percent Reduced	—%	—%	—%	—%	—%	—%	—%

(Dollar amounts in millions, unless otherwise stated)

The following table shows investments in impaired mortgage loans held by the Company with or without an allowance for credit losses as of December 31, 2015 and 2014:

		Residential		Commercial			
	Farm	**Insured**	**All Other**	**Insured**	**All Other**	**Mezzanine**	**Total**
			(In Thousands)				
December 31, 2015							
With Allowance for Credit Losses	$ —	$ —	$ —	$ —	$ —	$ —	$ —
No Allowance for Credit Losses	—	—	—	—	5,046	—	5,046
December 31, 2014							
With Allowance for Credit Losses	$ —	$ —	$ —	$ —	$ —	$ —	$ —
No Allowance for Credit Losses	—	—	—	—	19,967	—	19,967

(Dollar amounts in millions, unless otherwise stated)

The following table shows investments in impaired mortgage loans held by the Company and the related average recorded investment, the interest income recognized and the investments on nonaccrual status pursuant to SSAP No. 34, *Investment Income Due and Accrued* as of December 31, 2015, 2014 and 2013:

	Farm	Residential Insured	Residential All Other	Commercial Insured	Commercial All Other	Mezzanine	Total
					(In Thousands)		
December 31, 2015							
Average recorded investment	$ —	$ —	$ —	$ —	$ 12,506	$ —	$ 12,506
Interest income recognized	—	—	—	—	615	—	615
Recorded Investments on nonaccrual status	—	—	—	—	—	—	—
Amount of interest income recognized using a cash-basis method of accounting	—	—	—	—	689	—	689
December 31, 2014							
Average recorded investment	$ —	$ —	$ —	$ —	$ 21,626	$ —	$ 21,626
Interest income recognized	—	—	—	—	1,273	—	1,273
Recorded Investments on nonaccrual status	—	—	—	—	—	—	—
Amount of interest income recognized using a cash-basis method of accounting	—	—	—	—	1,199	—	1,199
December 31, 2013							
Average recorded investment	$ —	$ —	$ —	$ —	$ 12,798	$ —	$ 12,798
Interest income recognized	—	—	—	—	755	—	755
Recorded Investments on nonaccrual status	—	—	—	—	—	—	—
Amount of interest income recognized using a cash-basis method of accounting	—	—	—	—	746	—	746

The Company recognizes interest income on its impaired loans upon receipt.

The Company has no allowances for credit losses as of December 31, 2015 and 2014.

The Company has no mortgage loans derecognized as a result of foreclosure as of December 31, 2015 and 2014.

(Dollar amounts in millions, unless otherwise stated)

Net Realized Capital Gains and Losses

Realized capital gains (losses) gains are reported net of federal income taxes and amounts transferred to the IMR are as follows:

	December 31					
	2015		**2014**		**2013**	
	(In Thousands)					
Realized capital gains	$	(37,959)	$	31,548	$	8,313
Amount transferred to IMR (net of related taxes of						
$11,669 in 2015, $11,997 in 2014 and $(4,612) in 2013		21,671		(22,281)		8,566
Federal income tax benefit (expense)		19,484		(3,972)		9,644
Net realized capital gains	$	3,196	$	5,295	$	26,523

Realized capital gains include losses of $26.8, $3.6 and $15.2 related to securities that have experienced an other than temporary decline in value during 2015, 2014 and 2013, respectively.

Proceeds from sales of investments in bonds and other fixed maturity interest securities were $1.9 billion, $1.8 billion and $1.2 billion in 2015, 2014 and 2013, respectively. Gross gains of $38.3, $60.4 and $23.8 and gross losses of $46.3, $22.3 and $14.7 during 2015, 2014 and 2013, respectively, were realized on those sales. A portion of the gains and losses realized in 2015, 2014 and 2013 has been deferred to future periods in the IMR.

During 2013, the Company received a distribution of cash and securities in conjunction with a Lehman Brothers bankruptcy settlement ("Lehman Recovery"). In 2008, Lehman Brothers acted as a prime broker for assets held in a partnership owned by the Company. These partnership assets were subsequently written down to the then-assumed realizable value. The amount of the distributions in excess of the book value of these assets of $41.2 was recognized as net realized capital gains in the 2013 statement of operations.

(Dollar amounts in millions, unless otherwise stated)

The following table discloses, in aggregate, the OTTI's recognized by the Company in accordance with structured securities subject to SSAP No. 43R, *Loan-backed and Structured Securities* ("SSAP No. 43R") due to intent to sell or inability or lack of intent to hold to recovery in 2015:

	Amortized Cost Basis Before Other-than-Temporary Impairment	Other-than-Temporary Impairment Recognized		Fair Value
		Interest	Non-interest	
		(In Thousands)		
First quarter:				
Aggregate intent to sell	$ 11,955	$ 1,164	$ —	$ 10,791
Aggregate inability or lack of intent to hold to recovery	—	—	—	—
Total first quarter	$ 11,955	$ 1,164	$ —	$ 10,791
Second quarter:				
Aggregate intent to sell	$ —	$ —	$ —	$ —
Aggregate inability or lack of intent to hold to recovery	—	—	—	—
Total second quarter	$ —	$ —	$ —	$ —
Third quarter:				
Aggregate intent to sell	$ 5,720	$ 971	$ —	$ 4,749
Aggregate inability or lack of intent to hold to recovery	—	—	—	—
Total third quarter	$ 5,720	$ 971	$ —	$ 4,749
Fourth quarter:				
Aggregate intent to sell	$ —	$ —	$ —	$ —
Aggregate inability or lack of intent to hold to recovery	—	—	—	—
Total fourth quarter	$ —	$ —	$ —	$ —
Total	N/A	$ 2,135	$ —	N/A

(Dollar amounts in millions, unless otherwise stated)

The Company did not have any OTTI's that were recognized in accordance with structured securities subject to SSAP No. 43R as of December 31, 2014 due to intent to sell or inability or lack of intent to hold to recovery.

The following table discloses in aggregate the OTTI's recognized by the Company in accordance with structured securities subject to SSAP No. 43R due to intent to sell or inability or lack of intent to hold to recovery in 2013:

	Amortized Cost Basis Before OTTI	Other-than-Temporary Impairments		Fair Value
		Interest	Non-interest	
Fourth quarter:				
Aggregate intent to sell	$ 1,123	$ 127	$ —	$ 996
Aggregate inability or lack of intent to hold to recovery	—	—	—	—
Total fourth quarter	$ 1,123	$ 127	$ —	$ 996
Total	N/A	$ 127	$ —	N/A

There were no OTTI's recognized by the Company in the first, second or third quarters of 2013 due to intent to sell or inability or lack of intent to hold to recovery.

(Dollar amounts in millions, unless otherwise stated)

The following table discloses in detail the OTTI's due to present value of cash flows being less than amortized cost recognized by the Company in accordance with structured securities subject to SSAP No. 43R, exclusive of intent impairments, in 2015:

CUSIP	Book/Adjusted Carrying Value Amortized Cost Before Current Period OTTI	Present Value of Projected Cash Flows	Recognized Other-Than-Temporary Impairment	Amortized Cost After Other-Than-Temporary Impairment	Fair Value at Time of OTTI	Date of Financial Statement Where Reported
			(In Thousands)			
05948KZF9	$ 208	$ 206	$ 2	$ 206	$ 173	3/31/2015
12667GTM5	433	428	5	428	395	3/31/2015
12669GJB8	346	344	2	344	326	3/31/2015
16165MAD0	432	429	3	429	353	3/31/2015
17307GZK7	4,251	4,201	50	4,201	4,201	3/31/2015
225458PN2	873	871	2	871	762	3/31/2015
57643MMM3	860	857	3	857	857	3/31/2015
76110H2X6	520	514	6	514	439	3/31/2015
92925DAA8	927	923	4	923	923	3/31/2015
93364CAA6	1,224	1,223	1	1,223	1,133	3/31/2015
93934FAA0	138	137	1	137	134	3/31/2015
751155BE1	174	174	—	174	170	3/31/2015
05948KZF9	192	191	1	191	161	6/30/2015
12667GTM5	403	399	4	399	373	6/30/2015
16165MAD0	421	415	6	415	377	6/30/2015
17307GZK7	3,809	3,780	29	3,780	3,780	6/30/2015
225458PN2	833	808	25	808	727	6/30/2015
57643MMM3	818	817	1	817	818	6/30/2015
751155BE1	171	171	—	171	165	6/30/2015
75116CAA4	401	396	5	396	344	6/30/2015
76110H2X6	487	486	1	486	417	6/30/2015
86359DMZ7	1,154	1,140	14	1,140	1,113	6/30/2015
93364CAA6	1,182	1,175	7	1,175	1,100	6/30/2015
93934FAA0	132	131	1	131	130	6/30/2015
17307GL89	1,029	1,027	2	1,027	1,027	9/30/2015
86359DMZ7	1,051	1,042	9	1,042	1,021	9/30/2015
93364CAA6	1,144	1,141	3	1,141	1,054	9/30/2015
9393366D0	272	268	4	268	247	9/30/2015
05948KWU9	2,113	2,102	11	2,102	2,102	12/31/2015
059496AC3	1,785	1,777	8	1,777	1,778	12/31/2015
16165MAD0	396	394	2	394	337	12/31/2015
17307GZK7	3,546	3,527	19	3,527	3,528	12/31/2015
57643MMM3	720	661	59	661	661	12/31/2015
751155BE1	161	161	—	161	153	12/31/2015
86359DMZ7	994	967	27	967	964	12/31/2015
9393366D0	256	254	2	254	227	12/31/2015

(Dollar amounts in millions, unless otherwise stated)

CUSIP	Book/Adjusted Carrying Value Amortized Cost Before Current Period OTTI		Present Value of Projected Cash Flows		Recognized Other-Than-Temporary Impairment		Amortized Cost After Other-Than-Temporary Impairment		Fair Value at Time of OTTI		Date of Financial Statement Where Reported
					(In Thousands)						
93934FQQ8	$	2	$	—	$	2	$	—	$	—	12/31/2015
93935EAC8		312		280		32		280		280	12/31/2015
					$	353					

The total amount of OTTI's recognized by the Company arising from the present value of expected cash flows being less than the amortized cost of structured securities subject to SSAP No. 43R was $0.4, $0.9 and $3.9 in 2015, 2014 and 2013, respectively.

The following table discloses, in the aggregate, all structured securities in an unrealized loss position subject to SSAP No. 43R for which an OTTI has not been recognized in earnings as a realized loss, including securities with a recognized OTTI for non-interest related declines when a non-recognized interest related impairment remains:

	December 31, 2015			
	Aggregate Amount of Unrealized Losses		Aggregate Fair Value of Securities with Unrealized Losses	
	(In Thousands)			
Less than 12 months	$	6,779	$	287,263
Greater than 12 months		9,827		125,407
Total	$	16,606	$	412,670

39

(Dollar amounts in millions, unless otherwise stated)

Impairments on joint venture, partnerships and limited liability company holdings are taken when the market value is less than 90% of book value, and it is determined that the decline below book value is not recoverable. The fair value of these investments is based upon the Company's overall proportional ownership interest in the underlying partnership. The investment and the amount of the impairments for the years ended December 31, 2015, 2014 and 2013 are as follows:

| Description | | Year ended December 31 | |
	2015	2014	2013
		(In Thousands)	
BERKSHIRE FUNDS IV, LP PRVT	$ —	$ —	$ 53
BOSTON MILLENNIA FUND II, LP PRVT	—	478	—
CASTLE HALAN PARTNERS IV, LP PRVT	—	—	124
COLUMN GTC FUND I LLC PRVT	—	—	222
ENERVEN COMPRESSION LLC (BALP) PRVT	—	—	5,727
GARNET FUND XVII, LLC PRVT	—	—	638
J. W. CHILDS EQUITY PARTNERS II, L PRVT	143	120	127
PERKINS REST-MN PTRNS (VARIOUS: IA, MO, KS)	—	57	—
POMONA CAPITAL V, LP PRVT	—	—	350
ENERGY CAPITAL PARTNERS, LP PRVT	1,397	—	—
JANA NIRVANA FUND LP	255	—	—
TENASKA POWER FUND II, L.P. PRVT	2,865	—	—
TENASKA POWER FUND, L.P. PRVT	193	—	—
Total	$ 4,853	$ 655	$ 7,241

Investment Income

Major categories of net investment income are summarized as follows:

| | | Year ended December 31 | |
	2015	2014	2013
		(In Thousands)	
Income:			
Equity securities	$ 3,783	$ 2,771	$ 2,630
Bonds	734,441	759,281	751,071
Mortgage loans	117,094	113,440	111,482
Derivatives	(80)	(6,976)	(15,369)
Contract loans	31,737	33,480	35,183
Real estate	238	220	239
Other	18,894	6,890	1,124
Total investment income	906,107	909,106	886,360
Investment expenses	(35,680)	(35,954)	(36,149)
Net investment income	$ 870,427	$ 873,152	$ 850,211

(Dollar amounts in millions, unless otherwise stated)

Affiliate Surplus Note

On December 29, 2004, Voya Insurance and Annuity Company ("VIAC"), an affiliate of the Company, issued a 6.3% surplus note in the amount of $175.0 to the Company. The note matures on December 29, 2034 and is included in other invested assets on the balance sheet. Since the surplus note does not have an NAIC rating of 1, per SSAP No. 41, *Surplus Notes*, Paragraph 10.b.i.(b), a statement factor was established for the surplus note of 0.95 and 1.0 as a multiple of the face amount for the years ended 2015 and 2014, respectively.

The carrying value of the surplus note at December 31, 2015 and 2014 was $166.2 and $175.0, respectively. Any payment of principal and/or interest made is subject to the prior approval of the Iowa Insurance Commissioner. For the years ended December 31, 2015, 2014 and 2013, interest paid was $11.1, $11.1 and $11.1, respectively.

Reverse Repurchase Agreements and Securities Lending

The Company engages in dollar reverse repurchase agreements with mortgage-backed securities ("dollar rolls") and reverse repurchase agreements with other collateral types to increase its return on investments and improve liquidity. Such arrangements meet the requirements to be accounted for as financing arrangements. As of December 31, 2015 and 2014, the Company did not have any securities pledged in dollar rolls and reverse repurchase agreement transactions.

The Company also enters into repurchase agreements. These transactions involve a purchase of securities and an agreement to sell substantially the same securities as those purchased. As of December 31, 2015 and 2014, the Company did not have any securities pledged under repurchase agreements.

The Company engages in securities lending whereby certain domestic securities from its portfolio are loaned to other institutions for short periods of time. Initial collateral, primarily cash, is required at a rate of 102% of the market value of the loaned securities. For certain transactions, a lending agent may be used and the agent may retain some or all of the collateral deposited by the borrower and transfer the remaining collateral to the Company. Collateral retained by the agent is invested in liquid assets on behalf of the Company. The market value of the loaned securities is monitored on a daily basis with additional collateral obtained or refunded as the market value of the loaned securities fluctuates.

The Company had loaned securities, which are reflected as invested assets on the balance sheets, with a fair value of approximately $82.1 and $155.9 at December 31, 2015 and 2014, respectively.

(Dollar amounts in millions, unless otherwise stated)

The aggregate amount of collateral received, by specific time period, for securities lending agreements at December 31, 2015 and 2014 are shown below. The Company does not have any repurchase agreements and does not participate in dollar repurchase transactions.

	2015	2014
	(In Thousands)	
Open	$ 85,178	$ 159,801
30 days or less	—	—
31 to 60 days	—	—
61 to 90 days	—	—
Greater than 90 days	—	—
Securities received		—
Total collateral received	$ 85,178	$ 159,801

The Company uses cash collateral received for income generation and general liquidity purposes. At the end of the loan term, the Company will take back its securities, and the counterparty will receive the amount loaned, together with the agreed upon interest.

The aggregate amount of collateral reinvested, by specific time period, for securities lending agreements at December 31, 2015 and 2014 are shown below. The Company does not have any repurchase agreements and does not participate in dollar repurchase transactions.

	2015		2014	
	Securities Lending		Securities Lending	
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
	(In Thousands)			
Open	$ —	$ —	$ —	$ —
30 days or less	84,348	84,348	159,810	159,810
31 to 60 days	—	—	—	—
61 to 90 days	—	—	—	—
91 to 120 days	—	—	—	—
121 to 180 days	846	846	—	—
181 to 365 days	—	—	—	—
1 to 2 years	—	—	—	—
2 to 3 years	—	—	—	—
Greater than 3 years	—	—	—	—
Securities received	—	—	—	—
Total collateral reinvested	$ 85,194	$ 85,194	$ 159,810	$ 159,810

The maturity dates of the liabilities appropriately match the invested assets in the securities lending program.

(Dollar amounts in millions, unless otherwise stated)

There were no amounts held as collateral for transactions that extend beyond one year at December 31, 2015 and 2014.

Federal Home Loan Bank Agreements

The Company is a member of the Federal Home Loan Bank of Des Moines ("FHLB"). Through its membership, the Company has conducted business activity (obtained a Letter of Credit ("LOC")) with the FHLB. It was part of the Company's strategy to utilize this LOC not for spread lending purposes, but in support of a contingent guarantee. There was no amount borrowed under the LOC as of, December 31, 2013 and the LOC was canceled on December 18, 2014. The company has determined the estimated maximum borrowing capacity from the FHLB as $4.1 billion. The Company has the ability to obtain funding from the FHLB based on a percentage of the value of its assets and subject to the availability of eligible collateral. The limit across all programs is 20% of the general and separate accounts total assets of the Company, one quarter in arrears.

	2015			2014		
	General Account	Separate Account	Total	General Account	Separate Account	Total
			(In Thousands)			
Membership stock - Class A	$ —	$ —	$ —	$ —	$ —	$ —
Membership stock - Class B	10,000	—	10,000	10,000	—	10,000
Activity stock	—	—	—	—	—	—
Excess stock	—	—	—	—	—	—
Aggregate total	$ 10,000	$ —	$ 10,000	$ 10,000	$ —	$ 10,000

All FHLB membership stock is not eligible for redemption.

The amount of collateral pledged to FHLB at the end of the reporting period, and the maximum amount that was pledged to FHLB during the reporting period is as follows:

	Amount Pledged at End of Reporting Period			Maximum Amount Pledged During Reporting Period		
	Fair Value	Carrying Value	Aggregate Total Borrowing	Fair Value	Carrying Value	Aggregate Total Borrowing
			(In Thousands)			
As of December 31, 2015						
General account	$ —	$ —	$ —	$ —	$ —	$ —
Separate account	—	—	—	—	—	—
Total	$ —	$ —	$ —	$ —	$ —	$ —
As of December 31, 2014						
General account	$ —	$ —	$ —	$ 305,052	$ 297,429	$ 255,000
Separate account	—	—	—	—	—	—
Total	$ —	$ —	$ —	$ 305,052	$ 297,429	$ 255,000

(Dollar amounts in millions, unless otherwise stated)

The amount the Company borrowed from the FHLB was $0.0 and $0.0 during the reporting periods ending December 31, 2015 and 2014, respectively.

The maximum amount the general account borrowed from FHLB during the year ended December 31, 2015 was $0.0.

Restricted Assets

The following table shows assets pledged as collateral or restricted at December 31, 2015:

| | Gross Restricted | | | | | Total | Gross | Admitted |
| | General Account | | | | | Current | Restricted | Restricted |
Restricted Asset Category	Total Assets	Supporting Separate Account Activity*	Total Assets	Total From Prior Year	Increase/ (Decrease)	Year Admitted Restricted	to Total Assets	to Total Admitted Assets
			(In Thousands)					
Subject to contractual obligation for which liability is not shown	$ —	$ —	$ —	$ —	$ —	$ —	0.0%	0.0%
Collateral held under security lending agreements	89,861	—	89,861	152,097	(62,236)	89,861	0.5%	0.5%
Subject to repurchase agreements	—	—	—	—	—	—	0.0%	0.0%
Subject to reverse repurchase agreements	—	—	—	—	—	—	0.0%	0.0%
Subject to dollar repurchase agreements	—	—	—	—	—	—	0.0%	0.0%
Subject to dollar reverse repurchase agreements	—	—	—	—	—	—	0.0%	0.0%
Placed under option contracts	—	—	—	—	—	—	0.0%	0.0%
Letter stock or securities restricted as to sale - excluding FHLB capital stock	—	—	—	—	—	—	0.0%	0.0%
FHLB capital stock	10,000	—	10,000	10,000	—	10,000	0.1%	0.1%
On deposit with states	138,326	—	138,326	160,292	(21,966)	138,326	0.7%	0.7%
On deposit with other regulatory bodies	—	—	—	—	—	—	0.0%	0.0%
Pledged collateral to FHLB (including assets backing funding agreements)	—	—	—	—	—	—	0.0%	0.0%
Derivative Pledged Collateral	15,996	—	15,996	15,522	474	15,996	0.1%	0.1%
Total restricted assets	$ 254,183	$ —	$ 254,183	$ 337,911	$ (83,728)	$ 254,183	1.4%	1.4%

* Subset of Total General Account Gross Restricted Assets

** Subset of Total Separate Account Restricted Assets

There were no restricted assets within the separate accounts at December 31, 2015.

(Dollar amounts in millions, unless otherwise stated)

The following table shows assets pledged as collateral or restricted at December 31, 2014:

Restricted Asset Category	Gross Restricted					Total Current Year Admitted Restricted	Gross Restricted to Total Assets	Admitted Restricted to Total Admitted Assets
	General Account							
	Total Assets	Supporting Separate Account Activity*	Total Assets	Total From Prior Year	Increase/ (Decrease)			
			(In Thousands)					
Subject to contractual obligation for which liability is not shown	$ —	$ —	$ —	$ —	$ —	$ —	0.0%	0.0%
Collateral held under security lending agreements	152,097	—	152,097	157,456	(5,359)	152,097	0.7%	0.7%
Subject to repurchase agreements	—	—	—	—	—	—	0.0%	0.0%
Subject to reverse repurchase agreements	—	—	—	—	—	—	0.0%	0.0%
Subject to dollar repurchase agreements	—	—	—	—	—	—	0.0%	0.0%
Subject to dollar reverse repurchase agreements	—	—	—	—	—	—	0.0%	0.0%
Placed under option contracts	—	—	—	—	—	—	0.0%	0.0%
Letter stock or securities restricted as to sale - excluding FHLB capital stock	—	—	—	—	—	—	0.0%	0.0%
FHLB capital stock	10,000	—	10,000	10,000	—	10,000	0.0%	0.0%
On deposit with states	160,292	—	160,292	179,853	(19,561)	160,292	0.7%	0.7%
On deposit with other regulatory bodies	—	—	—	—	—	—	0.0%	0.0%
Pledged collateral to FHLB (including assets backing funding agreements)	—	—	—	290,832	(290,832)	—	0.0%	0.0%
Derivative pledged collateral	15,522	—	15,522	33,392	(17,870)	15,522	0.1%	0.1%
Total restricted assets	$ 337,911	$ —	$ 337,911	$ 671,533	$ (333,622)	$ 337,911	1.5%	1.5%

* Subset of Total General Account Gross Restricted Assets

There were no restricted assets within the separate accounts at December 31, 2014.

Low-Income Housing Tax Credits

The Company had a carrying value of $0.5 in Low-Income Housing Tax Credits ("LIHTC") at December 31, 2015. The tax credits are projected to expire in 2018. The Company is unaware of any current regulatory reviews of the LIHTC property.

There were no impairments on LIHTC during 2015. Each quarter the book value of the LIHTC is compared to the present value of the future tax benefits discounted at the U.S. Treasury obligation of a similar duration to determine if an impairment exists.

(Dollar amounts in millions, unless otherwise stated)

There were no write-downs or reclassifications made to LIHTC properties during the year due to forfeiture or ineligibility of tax credits including actual foreclosures, inadequate occupancy levels or compliance issues.

During 2013, Company decided to dispose of certain LIHTC as a means of exiting this asset class. Losses of $21.2 are recognized in net realized capital (losses) on the statement of operations.

There were impairments on LIHTC in the amount of $0.9 during 2013. Each quarter, the book value of the LIHTC is compared to the present value of the future tax benefits discounted at the U.S. Treasury obligation of a similar duration to determine if an impairment exists. As of December 31, 2013, all impaired LIHTC were disposed.

Troubled Debt Restructuring

The Company has high quality, well performing, portfolios of commercial mortgage loans and private placement debts. Under certain circumstances, modifications to these contracts are granted. Each modification is evaluated as to whether troubled debt restructuring has occurred. A modification is a troubled debt restructure when the borrower is in financial difficulty and the creditor makes concessions. Generally, the types of concessions may include: reduction of the face amount or maturity amount of the debt as originally stated, reduction of the contractual interest rate, extension of the maturity date at an interest rate lower than current market interest rates and/or reduction of accrued interest. The Company considers the amount, timing and extent of the concession granted in determining any impairment or changes in the specific valuation allowance recorded in connection with the troubled debt restructuring. A valuation allowance may have been recorded prior to the quarter when the loan is modified in a troubled debt restructuring. Accordingly, the carrying value (net of the specific valuation allowance) before and after modification through a troubled debt restructuring may not change significantly, or may increase if the expected recovery is higher than the pre-modification recovery assessment.

As of December 31, 2015, the Company had 9 commercial mortgage troubled debt restructured loans with a carrying value of $5.0.

Of the 9 commercial mortgage loans, 8 were restructured in August 2013 with a pre-modification and post modification carrying value of $9.3. These loans represent what remains of an initial portfolio of 20 restructures with a pre-modification and post modification carrying value of $19.7. This portfolio of loans is comprised of cross-defaulted, cross-collateralized individual loans, owned by the same sponsor. Between the date of the troubled debt restructuring and December 31, 2015, these loans have repaid $16.7 in principal.

As of the years ended December 31, 2015 and 2014, the Company's total recorded investment in restructured debts was $5.0 and $17.8, respectively. The Company realized losses related to these investments of $0.0, $0.0, and $0.0 during 2015, 2014, and 2013, respectively.

(Dollar amounts in millions, unless otherwise stated)

The Company has no contractual commitments to extend credit to debtors owing receivables whose terms have been modified in troubled debt restructurings.

The Company accrues interest income on impaired loans to the extent it is deemed collectible, that is delinquent less than 90 days, and the loan continues to perform under its original or restructured contractual terms. Interest income on non-performing loans is generally recognized on a cash basis.

4. Derivative Financial Instruments Held for Purposes Other than Trading

Upfront fees paid or received on derivative contracts are included on the balance sheets as an asset or liability and are being amortized to investment income over the remaining terms of the contracts.

Periodic payments from such contracts are included in investment income on the statements of operations. Accrued amounts payable to or receivable from counterparties are included in other liabilities or accrued investment income on the balance sheet. Gains or losses realized as a result of early terminations are recognized in income in the statement of operations or deferred into IMR and amortized into investment income.

Derivatives that are designated as being in an effective hedging relationship are reported in a manner that is consistent with the hedged asset or liability. Derivative contracts that are matched or otherwise designated to be associated with other financial instruments are recorded at fair value if the related financial instruments mature, are sold, or are otherwise terminated or if the interest rate contracts cease to be effective hedges. Changes in the fair value of derivatives not designated in effective hedging relationships are recorded as unrealized gains and losses in surplus.

The Company is exposed to credit loss in the event of nonperformance by counterparties on certain derivative contracts; however, the Company does not anticipate nonperformance by any of these counterparties. The amount of such exposure is generally the unrealized gains in such contracts. The Company manages the potential credit exposure from interest rate contracts through careful evaluation of the counterparties' credit standing, collateral agreements, and master netting agreements.

Under the terms of the Company's Over-The-Counter ("OTC") Derivative International Swaps and Derivatives Association, Inc. ("ISDA ") agreements, the Company may receive from, or deliver to, counterparties, collateral to assure that all terms of the ISDA agreements will be met with regard to the Credit Support Annex ("CSA"). The terms of the CSA call for the Company to pay interest on any cash received equal to the Federal Funds rate. Collateral held is used in accordance with the CSA to satisfy any obligations. Investment grade bonds owned by the Company are the source of noncash collateral posted, which is reported on the balance sheet.

(Dollar amounts in millions, unless otherwise stated)

The table below summarizes the Company's types and amounts of collateral held, pledged and delivered related to OTC derivative contracts and cleared derivative contracts:

Collateral Type:		As of December 31, 2015		As of December 31, 2014
		(In Thousands)		
Cash				
Held- OTC Contracts	$	24,152	$	22,610
Held- Cleared Contracts		16,941		—
Pledged- Cleared Contracts		—		9,667
Securities				
Held	$	694	$	4,160
Delivered		15,996		15,522

At December 31, 2015, the maximum length of the time over which the Company is hedging its exposure to variability in future cash flows for forecasted transaction does not exceeds two years. At December 31, 2015, the Company does not have any gains or losses classified in unrealized gains/losses related to cash flow hedges that have been discontinued because it was no longer probable that the original forecasted transactions would occur by the end of the originally specified time period, or within two months of that date.

The Company sells credit default swap protection, in conjunction with other investments, to replicate the income characteristics of otherwise permitted investments. The standard contract is five or seven years. In the event of default of the reference entity, the Company would be required to pay the notional amount of contract. At December 31, 2015, the total amount would be $450.0.

(Dollar amounts in millions, unless otherwise stated)

The table below summarizes the Company's derivative contracts, which are reflected as invested assets and a liability on the balance sheets, at December 31, 2015 and 2014:

	Notional Amount	Carrying Value	Fair Value
		(In Thousands)	
December 31, 2015			
Derivative contracts:			
Credit contracts	$ 459,350	$ (1,772)	$ 3,116
Equity contracts	38,358	678	678
Foreign exchange contracts	121,681	13	8,982
Interest rate contracts	6,916,040	33,280	24,536
Total derivatives	$ 7,535,429	$ 32,199	$ 37,312
December 31, 2014			
Derivative contracts:			
Credit contracts	$ 450,000	$ (3,445)	$ 7,058
Equity contracts	34,565	1,143	1,143
Foreign exchange contracts	180,255	17	6,512
Interest rate contracts	6,699,270	28,958	17,951
Total derivatives	$ 7,364,090	$ 26,673	$ 32,664

The net loss recognized by the Company in unrealized gains and losses for the years ending December 31, 2015 and 2014 resulting from derivatives that no longer qualify for hedge accounting is $(0.3) and $0, respectively.

5. Concentrations of Credit Risk

The Company held below investment grade corporate bonds with an aggregate book value of $645.7 and $757.2 and an aggregate market value of $644.2 and $808.1 at December 31, 2015 and 2014, respectively. Those holdings amounted to 4.9% of the Company's investments in bonds and 3.7% of total admitted assets at December 31, 2015. The holdings of below investment grade bonds are widely diversified and of satisfactory quality based on the Company's investment policies and credit standards.

The Company held unrated bonds of $115.5 and $208.6 with an aggregate NAIC fair value of $115.8 and $227.8 at December 31, 2015 and 2014, respectively. The carrying value of these holdings amounted to 0.9% of the Company's investment in bonds and 0.7% of the Company's total admitted assets at December 31, 2015.

The Company's commercial mortgage loan portfolio is diversified by geographic region and property type to manage concentration risk. The Company manages risk when originating commercial mortgage loans by generally lending only up to 75% of the estimated fair value of

(Dollar amounts in millions, unless otherwise stated)

the underlying real estate. Subsequently, the Company continuously evaluates all mortgage loans based on relevant current information including a review of loan-specific credit, property characteristics and market trends. Loan performance is continuously monitored on a loan-specific basis throughout the year. This review includes submitted appraisals, operating statements, rent revenues and annual inspection reports, among other items. This review evaluates whether the properties are performing at a consistent and acceptable level to secure the debt. The components to evaluate debt service coverage are received and reviewed at least annually to determine the level of risk.

The Company rates all commercial mortgages to quantify the level of risk. The Company places those loans with higher risk on a watch list and closely monitors these loans for collateral deficiency or other credit events that may lead to a potential loss of principal and/or interest.

Loan-to-value ("LTV") and debt service coverage ("DSC") ratios are measures commonly used to assess the risk and quality of commercial mortgage loans. The LTV ratio, calculated at time of origination, is expressed as a percentage of the amount of the loan relative to the value of the underlying property. An LTV ratio in excess of 100% indicates the unpaid loan amount exceeds the value of the underlying collateral. The DSC ratio, based upon the most recently received financial statements, is expressed as a percentage of the amount of a property's net income (loss) to its debt service payments. A DSC ratio of less than 1.0 indicates that property's operations do not generate sufficient income to cover debt payments. These ratios are utilized as part of the review process described above. LTV and DSC ratios as of the dates indicated are presented below:

| | 2015 | | | 2014 | |
	Carrying Value	%		Carrying Value	%
	(In Thousands)			*(In Thousands)*	
Origination Loan-to-Value					
0% - 50%	$ 376,067	17.4%	$	424,024	19.8%
50% - 60%	526,272	24.3%		508,834	23.8%
60% - 70%	1,133,814	52.4%		1,110,511	52.0%
70% - 80%	127,358	5.9%		94,158	4.4%
Total	$ 2,163,511	100.0%	$	2,137,527	100.0%
Debt Service Coverage Ratio					
Greater than 1.5x	$ 1,659,131	76.7%	$	1,590,367	74.4%
1.25x to 1.5x	296,976	13.7%		255,614	12.0%
1.0x to 1.25x	132,502	6.1%		210,008	9.8%
Less than 1.0x	27,654	1.3%		75,414	3.5%
Not Applicable*	47,248	2.2%		6,124	0.3%
Total	$ 2,163,511	100.0%	$	2,137,527	100.0%

*Commercial mortgage loans secured by land or construction loans

(Dollar amounts in millions, unless otherwise stated)

If the value of any mortgage loan is determined to be impaired (i.e., when it is probable that the Company will be unable to collect on all amounts due according to the contractual terms of the loan agreement), the carrying value of the mortgage loan is reduced to either the present value of expected cash flows from the loan, discounted at the loan's effective interest rate, or fair value of the collateral.

The following table shows the Company's mortgage loan portfolio diversification by property type:

Property Type	As of December 31, 2015		As of December 31, 2014	
	Carrying Value	%	Carrying Value	%
	(In Thousands)		(In Thousands)	
Apartments	$ 411,810	19.0%	$ 347,879	16.3%
Hotel/Motel	133,208	6.2%	120,592	5.6%
Industrial	416,361	19.2%	461,315	21.6%
Mixed Use	18,168	0.8%	63,442	3.0%
Office	330,319	15.3%	286,690	13.4%
Other	118,498	5.5%	108,747	5.1%
Retail	735,147	34.0%	748,862	35.0%
Total	$ 2,163,511	100.0%	$ 2,137,527	100.0%

The following table shows the Company's mortgage loan portfolio diversification by region:

Region	As of December 31, 2015		As of December 31, 2014	
	Carrying Value	%	Carrying Value	%
	(In Thousands)		(In Thousands)	
Pacific	$ 631,524	29.2%	$ 577,988	27.1%
South Atlantic	462,322	21.4%	473,385	22.2%
West South Central	229,871	10.6%	243,328	11.4%
East North Central	221,599	10.2%	214,197	10.0%
Middle Atlantic	285,756	13.2%	269,325	12.6%
Mountain	178,633	8.3%	177,736	8.3%
West North Central	87,242	4.0%	96,732	4.5%
New England	36,368	1.7%	36,849	1.7%
East South Central	30,196	1.4%	47,987	2.2%
Total	$ 2,163,511	100.0%	$ 2,137,527	100.0%

(Dollar amounts in millions, unless otherwise stated)

The following table shows the carrying value of the Company's mortgage loan portfolio breakdown by year of origination:

Year of Origination	2015	2014
	(In Thousands)	
2015	$ 326,370	$ —
2014	315,927	316,395
2013	466,922	483,807
2012	415,064	473,805
2011	196,635	229,174
2010	60,628	67,079
2009 and prior	381,965	567,267
Total	$ 2,163,511	$ 2,137,527

(Dollar amounts in millions, unless otherwise stated)

6. Reserves

At December 31, 2015 and 2014, the Company's annuity reserves, including those held in separate accounts and deposit fund liabilities that are subject to discretionary withdrawal (with adjustment), subject to discretionary withdrawal (without adjustment), and not subject to discretionary withdrawal provisions are summarized as follows:

	General Account	Separate Account with Guarantees	Separate Account Non-Guaranteed	Total	Percent of Total
		(In Thousands)			
December 31, 2015					
Subject to discretionary withdrawal (with adjustment):					
With market value adjustment	$ 52,637	$ 32,026	$ —	$ 84,663	0.8%
At book value less surrender charge of 5% or more	306,791	—	—	306,791	2.9%
At fair value	—	—	901,660	901,660	8.6%
Total with market value adjustment or at fair value	359,428	32,026	901,660	1,293,114	12.3%
Subject to discretionary withdrawal (without adjustment):					
At book value with minimal or no charge or adjustment	8,586,552	—	—	8,586,552	82.0%
Not subject to discretionary withdrawal	589,917	—	4,473	594,390	5.7%
Total annuity reserves and deposit fund liabilities before reinsurance	9,535,897	32,026	906,133	10,474,056	100.0%
Less reinsurance ceded	917,244	—	—	917,244	
Total annuity reserves and deposit fund liabilities	$ 8,618,653	$ 32,026	$ 906,133	$ 9,556,812	
December 31, 2014					
Subject to discretionary withdrawal (with adjustment):					
With market value adjustment	$ 54,448	$ 37,604	$ —	$ 92,052	0.9%
At book value less surrender charge of 5% or more	465,902	—	—	465,902	4.3%
At fair value	—	—	968,180	968,180	9.0%
Total with market value adjustment or at fair value	520,350	37,604	968,180	1,526,134	14.2%
Subject to discretionary withdrawal (without adjustment):					
At book value with minimal or no charge or adjustment	8,584,773	—	—	8,584,773	80.0%
Not subject to discretionary withdrawal	623,166	—	2,845	626,011	5.8%
Total annuity reserves and deposit fund liabilities before reinsurance	9,728,289	37,604	971,025	10,736,918	100.0%
Less reinsurance ceded	949,235	—	—	949,235	
Total annuity reserves and deposit fund liabilities	$ 8,779,054	$ 37,604	$ 971,025	$ 9,787,683	

(Dollar amounts in millions, unless otherwise stated)

Deferred and uncollected life insurance premiums and annuity considerations as of December 31, 2015 and 2014 are as follows:

Type	Gross		Net of Loading	
	(In Thousands)			
December 31, 2015				
Ordinary new business	$	6,447	$	1,366
Ordinary renewal		(41,010)		(25,357)
Group Life		9,294		6,374
Totals	$	(25,269)	$	(17,617)
December 31, 2014				
Ordinary new business	$	10,056	$	3,055
Ordinary renewal		(99,905)		(90,234)
Group Life		7,533		4,664
Totals	$	(82,316)	$	(82,515)

7. Employee Benefit Plans

Defined Benefit Plan: Voya Services Company ("VSC") sponsors the Voya Retirement Plan (the "Qualified Plan").

The Qualified Plan is a tax qualified defined benefit plan, the benefits of which are guaranteed (within certain specified legal limits) by the Pension Benefit Guaranty Corporation ("PBGC"). The costs allocated to the Company for its employees' participation in the Qualified Plan were $4.4, $4.7 and $5.3 for 2015, 2014 and 2013, respectively. VSC is responsible for all Qualified Plan liabilities.

Beginning January 1, 2012, the Qualified Plan implemented a cash balance pension formula instead of a final average pay ("FAP") formula, allowing all eligible employees to participate in the Qualified Plan, with this new cash balance pension formula. Participants earn a credit equal to 4% of eligible pay. The accrued vested cash balance benefit is portable; participants can take it when they leave the Company's employment. For participants in the Qualified Plan, as of December 31, 2011, there was a two-year transition period from the Qualified Plan's FAP formula to the cash balance pension formula. In accordance with the requirements of *SSAP No. 89, Accounting for Pensions, A Replacement of SSAP No. 8 ("SSAP No. 89")* the Company obtained Board of Director approval on November 10, 2011.

Defined Contribution Plans: VSC sponsors the Voya 401(k) Savings Plan (the "Savings Plan"). Substantially all employees of VSC and its subsidiaries and affiliates (excluding certain employees) are eligible to participate, including the Company's employees other than Company agents. The Savings Plan is a tax qualified profit sharing and stock bonus plan, which includes an employee stock ownership plan ("ESOP") component. Savings Plan benefits are not

(Dollar amounts in millions, unless otherwise stated)

guaranteed by the PBGC. The Savings Plan allows eligible participants to defer into the Savings Plan a specified percentage of eligible compensation on a pretax basis. VSC matches such pretax contributions, up to a maximum of 6.0% of eligible compensation. All matching contributions are subject to a 4 year graded vesting schedule (although certain specified participants are subject to a 5 year graded vesting schedule). All contributions made to the Savings Plan are subject to certain limits imposed by applicable law. Amounts allocated to the Company for the Savings Plan were $6.2, $5.5 and $6.4 for 2015, 2014 and 2013, respectively.

Other Benefit Plans: In addition to providing retirement plan benefits, the Company, in conjunction with VSC, provides certain supplemental retirement benefits to eligible employees and health care and life insurance benefits to retired employees and other eligible dependents. The supplemental retirement plan includes a nonqualified defined benefit pension plan, and a nonqualified defined contribution plan, which means all benefits are payable from the general assets of the Company. The postretirement health care plan is contributory, with retiree contribution levels adjusted annually. The life insurance plan provides a flat amount of noncontributory coverage and optional contributory coverage.

The Company uses a private-fee-for-service Medicare Advantage program for post-Medicare eligible retired participants.

The Omnibus Plan: Certain employees of the Company participate in the Voya Financial, Inc. 2013 and 2014 Omnibus Employee Incentive Plan ("the Omnibus Plan") with respect to awards granted in 2013, 2014 and 2015. Certain employees also participate in various ING share-based compensation plans with respect to awards granted prior to 2013. Certain employees of the Company received awards under ING Group share-based compensation plans during 2013; however, such awards were converted into Performance Share Units ("PSUs") or restricted stock units ("RSUs") of the Voya Financial, Inc. common stock under the Omnibus Plan upon the closing of the IPO in May 2013.

The costs allocated to the Company under these holding company arrangements for employee participation were $19.3, $21.3 and $15.1 for 2015, 2014 and 2013, respectively.

The Company also offers deferred compensation plans for eligible employees and certain other individuals who meet the eligibility criteria. The Company's deferred compensation commitment for employees is recorded on the balance sheet in other liabilities and totaled $30.2 and $30.4 for the years ended December 31, 2015 and 2014, respectively.

As of August 1, 2009, Voya's Postretirement Welfare Plans are no longer eligible for the Medicare Drug Subsidy ("RDS") that was being shared with retirees and beneficiaries. The 2016 expected benefit reduction in the net postretirement benefit cost for the subsidy related to benefits attributed to former employees is $0.

(Dollar amounts in millions, unless otherwise stated)

A summary of assets, obligations and assumptions of the non-qualified defined benefit and other postretirement benefit plans are as follows:

	Overfunded			Underfunded		
	2015	2014	2013	2015	2014	2013
			(In Thousands)			
Pension Benefits						
Benefit obligation at beginning of year	$ —	$ —	$ —	$ 35,036	$ 30,027	$ 33,184
Service cost	—	—	—	—	—	—
Interest cost	—	—	—	1,470	1,422	1,292
Contribution by plan participants	—	—	—	—	—	—
Actuarial (gain) loss	—	—	—	821	6,555	(1,588)
Foreign currency exchange rate changes	—	—	—	—	—	—
Benefits paid	—	—	—	(3,974)	(2,968)	(2,861)
Plan amendments	—	—	—	—	—	—
Business combinations, divestitures, curtailments, settlements and special termination benefits	—	—	—	—	—	—
Benefit obligation at end of year	$ —	$ —	$ —	$ 33,353	$ 35,036	$ 30,027
Postretirement Benefits						
Benefit obligation at beginning of year	$ —	$ —	$ —	$ 5,679	$ 6,650	$ 8,202
Service cost	—	—	—	—	—	—
Interest cost	—	—	—	242	293	304
Contribution by plan participants	—	—	—	302	330	393
Actuarial (gain) loss	—	—	—	5	(472)	(1,206)
Foreign currency exchange rate changes	—	—	—	—	—	—
Benefits paid	—	—	—	(936)	(1,122)	(1,043)
Plan amendments	—	—	—	—	—	—
Business combinations, divestitures, curtailments, settlements and special termination benefits	—	—	—	—	—	—
Benefit obligation at end of year	$ —	$ —	$ —	$ 5,292	$ 5,679	$ 6,650
Special or Contractual Benefits Per SSAP No. 11						
Benefit obligation at beginning of year	$ —	$ —	$ —	$ 39	$ 32	$ 157
Service cost	—	—	—	—	—	—
Interest cost	—	—	—	1	2	5
Contribution by plan participants	—	—	—	—	—	—
Actuarial (gain) loss	—	—	—	(21)	5	(130)
Foreign currency exchange rate changes	—	—	—	—	—	—
Benefits paid	—	—	—	—	—	—
Plan amendments	—	—	—	—	—	—
Business combinations, divestitures, curtailments, settlements and special termination benefits	—	—	—	—	—	—
Benefit obligation at end of year	$ —	$ —	$ —	$ 19	$ 39	$ 32

(Dollar amounts in millions, unless otherwise stated)

A reconciliation of the beginning and ending balances of the fair value of plan assets is as follows:

	Pension Benefits			Postretirement Benefits			Special or Contractual Benefits Per SSAP No. 11		
	2015	2014	2013	2015	2014	2013	2015	2014	2013
	(In Thousands)								
Fair value of plan assets at beginning of year	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —
Actual return on plan assets	—	—	—	—	—	—	—	—	—
Foreign currency exchange rate changes	—	—	—	—	—	—	—	—	—
Reporting entity contribution	3,974	2,968	2,861	634	792	650	—	—	—
Plan participants' contributions	—	—	—	302	330	393	—	—	—
Benefits paid	(3,974)	(2,968)	(2,861)	(936)	(1,122)	(1,043)	—	—	—
Business combinations, divestitures and settlements	—	—	—	—	—	—	—	—	—
Fair value of plan assets at end of year	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —

The funded status of the plans are as follows:

	Pension Benefits			Postretirement Benefits		
	2015	2014	2013	2015	2014	2013
	(In Thousands)					
Overfunded						
Assets (nonadmitted)						
Prepaid benefit costs	$ —	$ —	$ —	$ —	$ —	$ —
Overfunded plan assets	—	—	—	—	—	—
Total assets (nonadmitted)	$ —	$ —	$ —	$ —	$ —	$ —
Underfunded						
Liabilities recognized						
Accrued benefit costs	$ 15,520	$ 15,509	$ 15,337	$ 13,598	$ 15,054	$ 16,670
Liability for pension benefits	17,833	19,527	14,690	(8,306)	(9,375)	(10,020)
Total liabilities recognized	$ 33,353	$ 35,036	$ 30,027	$ 5,292	$ 5,679	$ 6,650
Unrecognized liabilities	$ —	$ —	$ —	$ —	$ —	$ —

(Dollar amounts in millions, unless otherwise stated)

The amount of the net periodic benefit cost recognized is shown below:

	Pension Benefits			Postretirement Benefits			Special or Contractual Benefits Per SSAP No. 11		
	2015	2014	2013	2015	2014	2013	2015	2014	2013
	(In Thousands)								
Service cost	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —
Interest cost	1,470	1,422	1,292	242	293	304	1	2	5
Expected return on plan assets	—	—	—	—	—	—	—	—	—
Transition asset or obligation	821	821	821	—	—	—	—	—	—
Gains and losses	1,694	897	1,236	(273)	(325)	(193)	(21)	5	(130)
Prior service cost or credit	—	—	—	(791)	(792)	(792)	—	—	—
Gain or loss recognized due to a settlement or curtailment	—	—	—	—	—	—	—	—	—
Total net periodic benefit cost	$ 3,985	$ 3,140	$ 3,349	$ (822)	$ (824)	$ (681)	$ (20)	$ 7	$ (125)

The amounts in unassigned funds (surplus) recognized in the next fiscal year as components of net periodic benefit cost are as follows:

	Pension Benefits			Postretirement Benefits		
	2015	2014	2013	2015	2014	2013
	(In Thousands)					
Items not yet recognized - prior year	$ 19,527	$ 14,690	$ 18,335	$ (9,375)	$ (10,020)	$ (9,799)
Net transition asset or obligation recognized	(821)	(821)	(821)	—	—	—
Net prior service cost or credit arising during the period	—	—	—	—	—	—
Net prior service cost or credit recognized	—	—	—	791	792	792
Net gain and loss arising during period	821	6,555	(1,588)	5	(472)	(1,206)
Net gain and loss recognized	(1,694)	(897)	(1,236)	273	325	193
Items not yet recognized - current year	$ 17,833	$ 19,527	$ 14,690	$ (8,306)	$ (9,375)	$ (10,020)

(Dollar amounts in millions, unless otherwise stated)

The amounts in unassigned funds (surplus) expected to be recognized in the next fiscal year as components of net periodic benefit cost are as follows:

	Pension Benefits			Postretirement Benefits		
	2015	2014	2013	2015	2014	2013
	(In Thousands)					
Net transition asset or obligation recognized	$ 821	$ 821	$ 821	$ —	$ —	$ —
Net prior service cost or credit	—	—	—	(765)	(791)	(792)
Net recognized gains and losses	1,621	1,694	897	(293)	(277)	(287)

The amounts in unassigned funds (surplus) that have not yet been recognized as components of net periodic benefit cost are as follows:

	Pension Benefits			Postretirement Benefits		
	2015	2014	2013	2015	2014	2013
	(In Thousands)					
Net transition asset or obligation	$ 4,106	$ 4,928	$ 5,749	$ —	$ —	$ —
Net prior service cost or credit	—	—	—	(4,421)	(5,212)	(6,004)
Net recognized gains and losses	13,727	14,599	8,941	(3,885)	(4,163)	(4,016)

Assumptions used in determining year-end liabilities for the defined benefit plans and other benefit plan as of December 31, 2015, 2014 and 2013 were as follows:

	2015	2014	2013
Weighted average discount rate	4.81%	4.36%	4.95%
Rate of increase in compensation level	4.00%	4.00%	4.00%

Assumptions used in determining expense for the defined benefit plans and other benefit plan as of January 1, 2015, 2014 and 2013 were as follows:

	2015	2014	2013
Weighted average discount rate	4.36%	4.95%	4.05%
Rate of increase in compensation level	4.00%	4.00%	4.00%

The annual assumed rate of increase in the per capita cost of covered benefits (i.e. health care cost trend rate) for the medical plan is 7.40%, decreasing gradually to 5.60% over five years. Increasing the assumed health care cost trend rates by one percentage point in each year would increase the accumulated postretirement benefit obligation for the medical plan as of December 31, 2015 by $0.0. Decreasing the assumed health care cost trend rates by one percentage point in each year would decrease the accumulated postretirement benefit obligation for the medical plan as of December 31, 2015 by $0.0.

The amount of accumulated benefit obligation for defined benefit pension plans was $33.4 and $35.0 for the years ended December 31, 2015 and 2014, respectively.

(Dollar amounts in millions, unless otherwise stated)

The Company expects to pay the following benefits in future years:

Year ending December 31,	Benefits
	(In Thousands)
2016	$ 3,369
2017	3,260
2018	3,273
2019	3,250
2020	3,149
2021 through 2025	14,659

The Company's expected future contributions are equal to its expected future benefit payments. The Company's 2016 future expected contribution is $3.4.

The Company has multiple postretirement welfare benefit plans. The medical plans are contributory, with plan premiums and participants' contributions adjusted annually. The life insurance plan for retirees is contributory based on retirement date. Coverage for Medicare eligible retirees is provided through a fully insured Medicare Advantage plan. The Company's contribution toward the retiree medical Medicare Advantage plan cost is limited such that it will not increase by more than 4% annually.

The Company does not have any regulatory contribution requirements for 2016, and the Company does currently intend to make voluntary contributions of $3.4 to the defined benefit pension plan for 2016.

8. Separate Accounts

Separate account assets and liabilities represent funds segregated by the Company for the benefit of certain policy and contract holders who bear the investment risk. Revenues and expenses on the separate account assets and related liabilities equal the benefits paid to the separate account policy and contract holders.

(Dollar amounts in millions, unless otherwise stated)

The general nature and characteristics of the separate accounts business is as follows:

	Non-Indexed Guarantee Less than/ Equal to 4%	Non-Guaranteed Separate Accounts	Total
	(In Thousands)		
December 31, 2015			
Premium, consideration or deposits for the year	$ (23)	$ 106,467	$ 106,444
Reserves for separate accounts with assets at:			
Fair value	$ 32,026	$ 2,053,083	$ 2,085,109
Total reserves	$ 32,026	$ 2,053,083	$ 2,085,109
Reserves for separate accounts by withdrawal characteristics:			
Subject to discretionary withdrawal:			
With market value adjustment	$ 32,026	$ —	$ 32,026
At fair value	—	2,048,610	2,048,610
Subtotal	32,026	2,048,610	2,080,636
Not subject to discretionary withdrawal	—	4,473	4,473
Total separate account aggregate reserves	$ 32,026	$ 2,053,083	$ 2,085,109
December 31, 2014			
Premium, consideration or deposits for the year	$ (79)	$ 115,733	$ 115,654
Reserves for separate accounts with assets at:			
Fair value	$ 37,604	$ 2,199,298	$ 2,236,902
Total reserves	$ 37,604	$ 2,199,298	$ 2,236,902
Reserves for separate accounts by withdrawal characteristics:			
Subject to discretionary withdrawal:			
With market value adjustment	$ 37,604	$ —	$ 37,604
At fair value	—	2,196,453	2,196,453
Subtotal	37,604	2,196,453	2,234,057
Not subject to discretionary withdrawal	—	2,845	2,845
Total separate account aggregate reserves	$ 37,604	$ 2,199,298	$ 2,236,902

The Company utilizes separate accounts to record and account for assets and liabilities for particular lines of business. For the years ended December 31, 2015 and 2014, the Company reported assets and liabilities from Individual Annuity, Group Annuity, Individual Life and Market Value Adjustment ("MVA") product lines in separate accounts.

(Dollar amounts in millions, unless otherwise stated)

Assets in the separate account are considered legally insulated from the general account, providing protection of such assets from being available to satisfy claims resulting in the general account. The assets legally and not legally insulated from the general account are summarized in the following table, by product or transaction type, as of December 31, 2015 and 2014:

Product or Transaction	Legally Insulated Assets		Not Legally Insulated Assets	
	(In Thousands)			
December 31, 2015				
Individual Life	$	1,171,765	$	—
Individual Annuity		910,441		—
MVA		14,071		—
Group Annuity		726		—
	$	2,097,003	$	—
December 31, 2014				
Individual Life	$	1,261,138	$	—
Individual Annuity		977,193		—
MVA		20,162		—
Group Annuity		722		—
	$	2,259,215	$	—

In accordance with the products/transactions recorded within the separate account, some separate account liabilities are guaranteed by the general account. As of December 31, 2015 and 2014, the general account of the Company had a maximum guarantee for separate account liabilities of $32.1 and $32.2, respectively.

To compensate the general account for the risk taken, the separate account paid the following amounts in risk charges:

Year ended	Risk Charges	
	(In Thousands)	
2015	$	11,811
2014		11,798
2013		10,895
2012		9,743
2011		9,693

(Dollar amounts in millions, unless otherwise stated)

Total separate account guarantees paid by the Company's general account are as follows:

Year ended	Guarantees Paid
	(In Thousands)
2015	$ 342
2014	438
2013	301
2012	256
2011	473

The Company does not engage in securities lending transactions within the separate account.

A reconciliation of the amounts transferred to and from the separate accounts is presented below:

	Year ended December 31		
	2015	**2014**	**2013**
	(In Thousands)		
Transfers as reported in the Summary of Operations of the Separate Accounts Statement:			
Transfers to separate accounts	$ 107,909	$ 117,398	$ 124,995
Transfers from separate accounts	(204,429)	(213,902)	(201,656)
Transfers as reported in the Statements of Operations	$ (96,520)	$ (96,504)	$ (76,661)

The separate account liabilities subject to minimum guaranteed benefits, the gross amount of reserve and the reinsurance reserve credit related to minimum guarantees, by type, at December 31, 2015 and 2014 were as follows:

	Guaranteed Minimum Death Benefit	Guaranteed Minimum/ Accumulation/ Withdrawal Benefit (GMAB/GMWB)
	(In Thousands)	
December 31, 2015		
Separate account liability	$ 1,240,380	$ 563
Gross amount of reserve	13,463	—
Reinsurance reserve credit	—	—
December 31, 2014		
Separate account liability	$ 1,295,705	$ 809
Gross amount of reserve	11,169	—
Reinsurance reserve credit	—	—

Assets supporting separate accounts with additional insurance benefits and minimum investment return guarantees are comprised of fixed maturities, equity securities, including mutual funds,

(Dollar amounts in millions, unless otherwise stated)

and other invested assets. The aggregate fair value of the invested assets as of December 31, 2015 and 2014 was $2.1 billion and $2.3 billion, respectively.

The Company has separate account accounts for which less than 100% of investment proceeds, net of contract fees and assessments, are attributable to a contract holder. The reinvestment of investment proceeds within the separate account did not result in the Company having a combined investment portfolio that exceeded the state investment limitations imposed on the general account.

_____

(Dollar amounts in millions, unless otherwise stated)

9. Federal Income Taxes

The Company files a consolidated federal income tax return with its indirect parent, Voya Financial, Inc. and other United States ("U.S.") affiliates. The Company has a written tax sharing agreement, approved by the Company's Board of Directors, which provides that the Company will be allocated a tax liability based on its separate return tax liabilities. Any loss generated by the Company will only be benefited to the extent the consolidated tax group actually uses the tax benefit of the losses generated.

The following is a list of all affiliated companies that participate in the filing of this consolidated federal income tax return:

Australia Retirement Services Holding, LLC	Voya II Custom Investments LLC
Directed Services LLC	Voya Financial Advisors, Inc.
IB Holdings LLC	Voya Financial Partners, LLC
IIPS of Florida, LLC	Voya Financial Products Company, Inc.
ILICA Inc.	Voya Financial, Inc.
Langhorne I, LLC	Voya Funds Services, LLC
Midwestern United Life Insurance Company	Voya Holdings Inc.
Pomona Management LLC	Voya Institutional Plan Services, LLC
Rancho Mountain Properties, Inc.	Voya Investment Trust Co.
ReliaStar Life Insurance Company	Voya Institutional Trust Company
ReliaStar Life Insurance Company of New York	Voya Insurance and Annuity Company
Roaring River, LLC	Voya Insurance Solutions, Inc.
Roaring River II, LLC	Voya International Nominee Holdings, Inc.
Roaring River III Holding, LLC	Voya Investment Management Alternative Assets LLC
Roaring River III, LLC	Voya Investment Management Co. LLC
Roaring River IV Holding, LLC	Voya Investment Management LLC
Roaring River IV, LLC	Voya Investments Distributor, LLC
Security Life Assignment Corp.	Voya Investments, LLC
Security Life of Denver Insurance Company	Voya Payroll Management, Inc.
Security Life of Denver International Limited	Voya Pomona Holdings LLC
SLDI Georgia Holdings, Inc.	Voya Realty Group LLC
Systematized Benefits Administrators, Inc.	Voya Retirement Advisors, LLC
Voya Alternative Asset Management LLC	Voya Retirement Insurance and Annuity Company
Voya America Equities, Inc.	Voya Services Company
Voya Capital, LLC	
Voya Custom Investments LLC	

Under the intercompany tax sharing agreement, the Company has a payable of $6.5 at December 31, 2015 and had a receivable of $9.3 at December 31, 2014 to Voya Financial, Inc., an affiliate, for federal income taxes. See Note 16 for additional disclosures related to this tax sharing agreement.

(Dollar amounts in millions, unless otherwise stated)

Current income taxes incurred consisted of the following major components:

	Year ended December 31		
	2015	**2014**	**2013**
	(In Thousands)		
Federal tax expense (benefit) on operations	$ 57,707	$ 73,787	$ (28,043)
Federal tax (benefit) expense on capital gains and losses	(19,484)	3,972	(9,644)
Foreign tax benefit (expense)	—	28	(2,533)
Total current tax expense (benefit) incurred	$ 38,223	$ 77,787	$ (40,220)

The components of the Net Deferred Tax Asset ("DTA") and Net Deferred Tax Liability ("DTL") at December 31, 2015 and 2014 are as follows:

	12/31/15			**12/31/2014**			**Change**		
	Ordinary	Capital	Total	Ordinary	Capital	Total	Ordinary	Capital	Total
	(In Thousands)								
Gross DTAs	$ 399,105	$ 29,870	$ 428,975	$ 406,879	$ 32,816	$ 439,695	$ (7,774)	$ (2,946)	$ (10,720)
Statutory valuation allowance adjustments	1,691	—	1,691	1,691	—	1,691	—	—	—
Adjusted gross DTAs	397,414	29,870	427,284	405,188	32,816	438,004	(7,774)	(2,946)	(10,720)
Nonadmitted DTAs	130,051	—	130,051	117,101	—	117,101	12,950	—	12,950
Subtotal net admitted DTAs	267,363	29,870	297,233	288,087	32,816	320,903	(20,724)	(2,946)	(23,670)
Deferred tax liabilities*	110,577	9,271	119,848	118,829	6,520	125,349	(8,252)	2,751	(5,501)
Net admitted DTA (DTL)	$ 156,786	$ 20,599	$ 177,385	$ 169,258	$ 26,296	$ 195,554	$ (12,472)	$ (5,697)	$ (18,169)

*   A portion of the capital DTL has been used to offset ordinary DTAs.

(Dollar amounts in millions, unless otherwise stated)

The admission calculation components by tax character of admitted adjusted gross deferred tax assets as the result of the application of SSAP No. 101 as of December 31, 2015 and 2014 are as follows:

	12/31/2015			12/31/2014			Change		
	Ordinary	Capital	Total	Ordinary	Capital	Total	Ordinary	Capital	Total
	(In Thousands)								
a. Federal income taxes paid in prior years recoverable through loss carrybacks	$ 22,796	$ —	$ 22,796	$ 15,534	$ —	$ 15,534	$ 7,262	$ —	$ 7,262
b. Adjusted gross DTAs expected to be realized (excluding the amount of DTAs from (a)) after application of the threshold limitation (the lesser of (b)1 and (b)2 below)	133,990	20,599	154,589	153,724	26,296	180,020	(19,734)	(5,697)	(25,431)
1. Adjusted gross DTAs expected to be realized following the balance sheet date	133,990	20,599	154,589	169,258	26,296	195,554	(35,268)	(5,697)	(40,965)
2. Adjusted gross DTAs allowed per limitation threshold	XXX	XXX	214,766	XXX	XXX	262,373	XXX	XXX	(47,607)
c. Adjusted gross DTAs (excluding the amount of DTAs from (a) and (b) above) offset by gross deferred tax liabilities	110,577	9,271	119,848	118,829	6,520	125,349	(8,252)	2,751	(5,501)
d. Deferred tax assets admitted as the result of application SSAP No. 101 Total	$ 267,363	$ 29,870	$ 297,233	$ 288,087	$ 32,816	$ 320,903	$ (20,724)	$ (2,946)	$ (23,670)

The ratio percentage and the amount of adjusted capital and surplus used to determine the recovery period and threshold limitation are as follows:

	2015	2014
	(Amounts in Thousands)	
Ratio percentage used to determine recovery period and threshold limitation amount	860.33%	1,022.26%
Amount of adjusted capital and surplus used to determine recovery period and threshold limitation	$ 1,592,858	$ 1,913,525

(Dollar amounts in millions, unless otherwise stated)

Below shows the calculation to determine the impact of tax planning strategies on adjusted gross and net admitted DTAs:

	12/31/2015		12/31/2014		Change	
	Ordinary	Capital	Ordinary	Capital	Ordinary	Capital
	(Amounts in Thousands)					
Adjusted gross DTAs	$ 397,414	$ 29,870	$ 405,188	$ 32,816	$ (7,774)	$ (2,946)
Percentage of adjusted gross DTAs by tax character attributable to the impact of tax planning strategies	0.00%	68.96%	0.00%	80.13%	0.00%	(11.17)%
Net Admitted Adjusted Gross DTAs	$ 267,363	$ 29,870	$ 288,087	$ 32,816	$ (20,724)	$ (2,946)
Percentage of net admitted adjusted gross DTAs by tax character admitted because of the impact of tax planning strategies	2.19%	68.96%	4.00%	80.13%	(1.81)%	(11.17)%

The Company's tax planning strategies include the use of reinsurance.

(Dollar amounts in millions, unless otherwise stated)

The significant components of deferred tax assets and deferred tax liabilities are as follows:

		2015		2014		Change
			(In Thousands)			
Deferred Tax Assets						
Ordinary:						
Investments	$	103,739	$	115,492	$	(11,753)
Policyholder reserves		129,501		114,969		14,532
Deferred acquisition costs		105,187		111,032		(5,845)
Compensation and benefits accrual		17,683		20,418		(2,735)
Pension accrual		18,419		22,439		(4,020)
Other (including items <5% of total ordinary tax assets)		15,265		13,328		1,937
Tax credit carry-forward		5,598		5,595		3
Policyholder dividends accrual		3,339		3,285		54
Discounting of unpaid losses		361		298		63
Unearned premium reserve		13		23		(10)
Subtotal		399,105		406,879		(7,774)
Statutory valuation allowance adjustment		1,691		1,691		—
Nonadmitted		130,051		117,101		12,950
Admitted ordinary deferred tax assets	$	267,363	$	288,087	$	(20,724)
Capital:						
Investments	$	29,870	$	32,816	$	(2,946)
Subtotal		29,870		32,816		(2,946)
Admitted capital deferred tax assets	$	29,870	$	32,816	$	(2,946)
Admitted deferred tax assets	$	297,233	$	320,903	$	(23,670)
Deferred Tax Liabilities						
Ordinary:						
Investments	$	71,181	$	76,395	$	(5,214)
Deferred and uncollected premiums		23,917		22,804		1,113
Policyholder reserves		9,370		11,754		(2,384)
Other (including items <5% of total ordinary tax liabilities)		363		546		(183)
Subtotal	$	104,831	$	111,499	$	(6,668)
Capital:						
Investments	$	15,017	$	13,850	$	1,167
Subtotal	$	15,017	$	13,850	$	1,167
Total deferred tax liabilities	$	119,848	$	125,349	$	(5,501)
Net deferred tax assets/liabilities	$	177,385	$	195,554	$	(18,169)

Valuation allowances are provided when it is considered unlikely that deferred tax assets will be realized. As of December 31, 2015 and 2014, the Company had valuation allowances of $1.7 and $1.7, respectively, that relate to foreign tax credits.

(Dollar amounts in millions, unless otherwise stated)

The provision for federal income tax expense and change in deferred taxes differs from the amount which would be obtained by applying the statutory federal income tax rate to income (including capital items) before income taxes.

The significant items causing this difference are as follows:

	Year Ended December 31					
	2015		2014		2013	
	Amount	Effective Tax Rate	Amount	Effective Tax Rate	Amount	Effective Tax Rate
			(Amounts In Thousands)			
Ordinary income (loss)	$ 128,708		$ 172,380		$ 158,761	
Capital gains (losses)	(16,288)		9,267		16,879	
Total pretax income (loss)	112,420		181,647		175,640	
Expected tax expense (benefit) at 35% statutory rate	39,347	35.0 %	63,577	35.0 %	61,474	35.0 %
Increase (decrease) in actual tax reported resulting from:						
Tax credits	(2)	— %	(2)	— %	(13,992)	(8.0)%
Reinsurance	19,783	17.7 %	19,451	10.7 %	(10,677)	(6.1)%
Liquidation of subsidiary	—	— %	—	— %	(10,154)	(5.8)%
Dividends received deduction	(4,338)	(3.9)%	(4,855)	(2.7)%	(3,930)	(2.2)%
Interest maintenance reserve	(8,874)	(7.9)%	1,594	0.9 %	(3,342)	(1.9)%
Other	(979)	(0.9)%	203	0.1 %	(3,687)	(2.1)%
Prior year tax*	—	— %	355	0.2 %	1,003	0.6 %
Total income tax reported	$ 44,937	40.0 %	$ 80,323	44.2 %	$ 16,695	9.5 %
Current income taxes incurred	$ 38,223	34.0 %	$ 77,787	42.8 %	$ (40,220)	(22.9)%
Change in deferred income tax**	6,714	6.0 %	2,536	1.4 %	56,915	32.4 %
Total income tax reported	$ 44,937	40.0 %	$ 80,323	44.2 %	$ 16,695	9.5 %

* As part of the Company's process to adjust the tax provision to the actual tax return as filed, we changed our estimate of certain deferred tax assets by $0.0, $0.4 and $1.0 for 2015, 2014, and 2013, respectively.
** Excluding tax on unrealized gains (losses) and other surplus items.

As of December 31, 2015, there is no operating loss. The Company has a foreign tax credit carry forward of $1.7 offset by a full tax valuation allowance. The Company also has a low income housing tax credit carry forward of $3.9.

(Dollar amounts in millions, unless otherwise stated)

The Company's tax credit carry forwards expire as follows:

	Year of Origination	Year of Expiration	Tax Credit Carry Forwards
			(In Thousands)
Foreign Tax Credit	2007	2017	$ 1,691
Low Income Housing Tax Credit	2013	2033	3,904
Low Income Housing Tax Credit	2014	2034	2
Total Low Income Housing Credit			$ 3,906

There is $40.9, $77.3, $0.0 of federal income taxes incurred from 2015, 2014, and 2013, respectively that will be available for recoupment in the event of future net losses.

There were no deposits admitted under Section 6603 of the Internal Revenue Code as of December 31, 2015.

The Company has no unrecorded tax liability as of December 31, 2015.

The Company has no tax loss contingencies for which it is reasonably possible that the total liability will significantly increase within twelve months of the reporting date.

The Company's transferable state tax credit assets at December 31, 2015 and 2014 are as follows:

Method of Estimating Utilization of Remaining Transferable State Tax Credit	State	Carrying Value	Unused Credit Remaining
		(In Thousands)	
December 31, 2015			
Fixed credit at time of purchase	NC	$ 2,895	$ 3,520
Low Income Housing Investment	GA	501	319
Fixed credit at time of purchase	AL	1,060	831
Total State Tax Credits		$ 4,456	$ 4,670
December 31, 2014			
Fixed credit at time of purchase	AL	$ 1,060	$ 1,152
Fixed credit at time of purchase	TX	1,054	1,117
Low Income Housing Investment	GA	1,668	693
Total State Tax Credits		$ 3,782	$ 2,962

The Company does not have any non-transferable or nonadmitted state tax credit assets at December 31, 2015 or 2014.

The Company estimated the utilization of the remaining transferable and non-transferable state tax credits by projecting future premiums taking into account policy growth and rate changes,

(Dollar amounts in millions, unless otherwise stated)

projecting future tax liability based on projected premiums, tax rates and tax credits, and comparing projected future tax liability to the availability of remaining transferable tax credits.

A reconciliation of the change in the tax contingencies tax benefits is as follows:

	2015		2014		2013
			(In Thousands)		
Balance at beginning of year	$	1,890	$	1,810	$	1,810
Additions for tax positions related to prior year		—		80		—
Reduction for tax positions related to prior year		—		—		—
Reduction for tax positions settled with taxing authorities		—		—		—
Balance at end of year	$	1,890	$	1,890	$	1,810

The Company had $1.9, $1.9 and $1.8 of tax contingencies as of December 31, 2015, 2014 and 2013, respectively, which would affect the Company's effective tax rate if recognized. The timing of the payment of tax contingencies of $1.9 cannot be reliably estimated.

The Company recognizes accrued interest and penalties related to tax contingencies in Federal income taxes and Federal income tax expense on the balance sheet and statements of operation, respectively. The Company had no accrued interest or penalties as of December 31, 2015, 2014 and 2013.

During April 2015, the Internal Revenue Service ("IRS") completed its examination of the Company's returns through tax year 2013. The 2013 audit settlement did not have a material impact on the Company. The Company is currently under audit by the IRS, and it is expected that the examination of tax year 2014 will be finalized within the next twelve months. The Company and the IRS have agreed to participate in the Compliance Assurance Process for the tax years 2014 through 2016.

(Dollar amounts in millions, unless otherwise stated)

10. Investment in and Advances to Subsidiaries

The Company has three wholly owned insurance subsidiaries at December 31, 2015 and 2014, ReliaStar Life Insurance Company of New York ("RNY"), Roaring River, LLC ("RR") and Roaring River II, LLC ("RRII"). At December 31, 2012, the Company also had Whisperingwind II, LLC ("WWII") as a wholly owned subsidiary. As of December 31, 2013, the Company had dissolved WWII.

Amounts invested in and advanced to the Company's subsidiaries are summarized as follows:

	December 31			
	2015		2014	
	(In Thousands)			
Common stock (cost - $283,016 in 2015 and $283,016 in 2014)	$	314,870	$	298,764
Limited liability companies (cost - $168,550 in 2015 and $176,746 in 2014)		—		—
	$	314,870	$	298,764

Summarized financial information as of and for the year ended December 31 for these subsidiaries is as follows:

	December 31					
	2015		2014		2013	
	(In Thousands)					
Revenues	$	(1,067,524)	$	475,979	$	455,156
Income (Loss) before net realized gains and losses		680,015		(199,138)		(90,515)
Net income (loss)		465,283		(159,905)		(73,428)
Admitted assets		3,505,988		5,213,901		4,975,780
Liabilities		3,113,275		4,623,871		4,360,816

Asset and liability amounts for RNY, RR and RRII are included in the above table, however, the Company's carrying amount for RR and RRII is zero.

The Company received no cash dividends from RNY during years ended December 31, 2015, 2014 and 2013.

On October 27, 2006, the Company created a South Carolina domiciled, wholly owned subsidiary, WWII, as a limited liability company. WWII received its licensure as a Captive from the Director of the South Carolina Department of Insurance on October 26, 2007. After receiving all required and customary regulatory approvals, WWII commenced doing business as a Captive on November 1, 2007.

(Dollar amounts in millions, unless otherwise stated)

On October 1, 2012, all business in WWII was novated to FNL Insurance Company, LTD. ("FNL"). On April 26, 2013, a final return of capital of $40.9 was paid to the Company from WWII. As of April 12, 2013, the Company dissolved this wholly owned subsidiary. The following table summarizes key financial information related to WWII:

	December 31		
	2015	**2014**	**2013**
	(In Thousands)		
Carrying Value of WWII	XX	XX	$ —
Return of Capital from WWII	XX	XX	40,904
Dividends Received from WWII	XX	XX	—
Ceded Premium to WWII	XX	XX	—
Ceded Reserves to WWII	XX	XX	—
Ceded Insurance In Force to WWII	XX	XX	—

On September 12, 2008, the Company created a Missouri domiciled, wholly owned subsidiary, RR, as a limited liability company. RR received its licensure as a Captive pursuant to Missouri Revised Statutes Chapter 379 Sections 379.1353 to 379.1421 and the rules, regulations and interpretations of the Missouri Department of Insurance. After receiving all required and customary regulatory approvals, RR commenced doing business as a Captive on January 1, 2009. The following table summarizes key financial information related to RR:

	December 31		
	2015	**2014**	**2013**
	(In Thousands)		
Carrying Value of RR	$ —	$ —	$ —
Contributed Capital to RR	—	—	—
Return of Capital from RR	5,000	—	20,000
Ceded Premium to RR	46,029	50,796	54,744
Ceded Reserves to RR	284,421	232,137	179,602
Ceded Insurance In Force to RR	32,857,699	33,983,642	35,237,830

(Dollar amounts in millions, unless otherwise stated)

On March 29, 2010, the Company created a Missouri domiciled, wholly owned subsidiary, RRII, as a limited liability company. RRII received its licensure as a Captive pursuant to Missouri Revised Statutes Chapter 379 Sections 379.1353 to 379.1421 and the rules, regulations and interpretations of the Missouri Department of Insurance. After receiving all required and customary regulatory approvals, RRII commenced doing business as a Captive on December 30, 2010. The following table summarizes key financial information related to RRII:

		December 31	
	2015	**2014**	**2013**
	(In Thousands)		
Carrying Value of RRII	$ —	$ —	$ —
Contributed Capital to RRII	804	3,630	29,886
Return of Capital from RRII	4,000	50,000	109,886
Ceded Premium to RRII	103,705	128,469	135,850
Ceded Reserves to RRII	41,731	1,373,999	1,184,078
Ceded Insurance In Force to RRII	1,239,820	91,431,580	94,094,669

11. Reinsurance

The Company is involved in both ceded and assumed reinsurance with other companies for the purpose of diversifying risk and limiting exposure on larger risks. To the extent that the assuming companies become unable to meet their obligations under these treaties, the Company remains contingently liable to its policyholders for the portion reinsured. To minimize its exposure to significant losses from the reinsurer insolvencies, the Company evaluates the financial condition of the reinsurer and monitors concentrations of credit risk.

Assumed premiums amounted to $95.7, $103.1 and $97.4 for 2015, 2014 and 2013, respectively.

The Company's ceded reinsurance arrangements reduced certain items in the accompanying financial statements by the following amounts:

	2015	**2014**	**2013**
	(In Thousands)		
Premiums for the year ended	$ 2,169,812	$ 3,019,436	$ 2,030,961
Benefits paid or provided for the year ended	1,740,270	1,495,870	1,530,652
Policy and contract liabilities at year end	10,533,898	9,874,818	8,130,202

The amount of reinsurance credits taken for new agreements executed since January 1, 2015 to include policies or contracts that were in force or which had existing reserves established by the Company, were $1.5 billion.

The Company has reinsurance agreements in effect under which the reinsurer may unilaterally cancel the agreement. The aggregate reduction in surplus of a unilateral cancellation by the

(Dollar amounts in millions, unless otherwise stated)

reinsurer which results in a net obligation of the reporting entity to the reinsurer is $1.3, and the total amount of reinsurance credits taken for these agreements is $1.2 as of December 31, 2015.

The Company estimates that an aggregate reduction in surplus of $6.6 billion would occur in the event that all reinsurance agreements were terminated, by either party, as of December 31, 2015. This excludes any agreements under which the reinsurer may unilaterally cancel for reasons other than nonpayment of premium or other similar credits.

12. Capital and Surplus

Under Minnesota insurance regulations, the Company is required to maintain a minimum total capital and surplus of $2.0. Additionally, the amount of dividends which can be paid by the Company to its shareholder without prior approval of the Minnesota Division of Insurance is limited to the greater of the net gain from operations excluding realized capital gains or 10% of surplus at December 31 of the preceding year.

A surplus note with a carrying value and par value of $100,000,000 was issued by the Company to Voya Holdings on December 1, 2001 with September 15, 2021 as the date of maturity. On November 25, 2009, the surplus note transferred beneficial ownership from Voya Holdings to SLDI Georgia Holdings, Inc.("SGH"). For the years ended December 31, 2015, 2014 and 2013, interest paid totaled $2.6, $2.8 and $2.0, respectively. There is no accrued interest for the years ended December 31, 2015 and 2014. The interest rate associated with this surplus debenture varies. The amount of unapproved interest and/or principal associated with this surplus debenture is $0.7, $0.8, and $0.6 as of December 31, 2015, 2014 and 2013, respectively.

Payment of the note and related accrued interest is subordinate to payments due to policyholders, claimant and beneficiary claims, as well as debts owed to all other classes of debtors, other than surplus note holders of the Company in the event of (a) the institution of bankruptcy, reorganization, insolvency, or liquidation proceedings by or against the Company, or (b) the appointment of a Trustee, receiver or other conservator for a substantial part of the Company's properties. Any payment of principal and/or interest made is subject to the prior approval of the Minnesota Insurance Commissioner.

Capital Contributions and Extraordinary Dividends

The Company contributed capital in the amount of $0.8 on April 15, 2015, to its wholly owned subsidiary, RRII.

On May 5, 2015, the Company declared an ordinary dividend in the amount of $194.0 to its sole shareholder, Voya Holdings, for ultimate distribution to Voya Financial, Inc., which was paid on May 20, 2015, after providing notice to the Minnesota Department of Commerce-Insurance Division.

(Dollar amounts in millions, unless otherwise stated)

On June 3, 2015, the Company declared an extraordinary distribution in the amount of $280.0 to its sole shareholder, Voya Holdings, for ultimate distribution to Voya Financial, Inc., subject to the approval of the Minnesota Department of Commerce-Insurance Division, which was paid on August 3, 2015, after receipt of such approval.

On December 28, 2015, the Company received a return of capital of $5.0 from RR.

On December 30, 2015, the Company received a return of capital of $4.0 from RRII.

On May 2, 2014, the Company declared an ordinary dividend in the amount of $193.0 to its sole shareholder, Voya Holdings for ultimate distribution to Voya Financial, Inc., which was paid on May 19, 2014, after providing notice to the Minnesota Department of Commerce-Insurance Division.

On April 3, 2013, the Minnesota Department of Commerce - Insurance Division approved an extraordinary distribution of $583.0 that was paid on May 8, 2013 to the Company's parent, Voya Holdings.

The Company did not receive any capital contributions from Voya Holdings during 2015, 2014 and 2013.

The Company contributed capital in the amount of $1.6 and $2.0 on April 14, 2014 and September 15, 2014, respectively, to its wholly owned subsidiary, RRII. RRII received approval from the Missouri Department of Insurance to pay a $50.0 return of capital to the Company on November 3, 2014.

The Company contributed capital in the amount of $7.3 and $22.6 on June 17, 2013 and September 13, 2013, respectively, to RRII. RRII received approval from the Missouri Department of Insurance to pay $29.9 and $80.0 in returns of capital to the Company on December 17, 2013 and October 7, 2013, respectively.

On November 18, 2013, the Company received a return of capital of $20.0 from RR.

Life and health insurance companies are subject to certain Risk Based Capital requirements as specified by the NAIC. Under those requirements, the amount of capital and surplus maintained by a life and health insurance company is to be determined based on the various risk factors related to it. The Company exceeded the minimum RBC requirements that would require any regulatory or corrective action for all periods presented herein.

(Dollar amounts in millions, unless otherwise stated)

13. Fair Values of Financial Instruments

In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the financial instrument. Accordingly, the aggregate fair value amounts presented herein do not represent the underlying value of the Company.

Life insurance liabilities that contain mortality risk and all nonfinancial instruments have been excluded from the disclosure requirements. However, the fair values of liabilities under all insurance contracts are taken into consideration in the Company's overall management of interest rate risk, such that the Company's exposure to changing interest rates is minimized through the matching of investment maturities with amounts due under insurance contracts.

The following methods and assumptions are used by the Company in estimating the fair value disclosures for financial instruments in the accompanying financial statements and notes there to:

Cash, cash equivalents and short term investments: The carrying amounts reported in the accompanying balance sheets for these financial instruments approximate their fair values.

Bonds and equity securities: The Company utilizes a number of valuation methodologies to determine the fair values of its bonds, preferred stocks and common stocks reported herein in conformity with the concepts of "exit price" and the fair value measurement as prescribed in SSAP No. 100. Valuations are obtained from third party commercial pricing services, brokers, and industry-standard vendor-provided software that models the value based on market observable inputs. The valuations obtained from brokers and third-party commercial pricing services are non-binding. The valuations are reviewed and validated monthly through the internal valuation committee price variance review, comparisons to internal pricing models, back testing to recent trades, or monitoring of trading volumes.

Fair values of privately placed bonds are determined using a matrix-based pricing model. The model considers the current level of risk-free interest rates, current corporate spreads, the credit quality of the issuer, and cash flow characteristics of the security. Also considered are factors such as the net worth of the borrower, the value of collateral, the capital structure of the borrower, the presence of guarantees, and the Company's evaluation of the borrower's ability to compete in its relevant market. Using this data, the model generates estimated market values which the Company considers reflective of the fair value of each privately placed bond.

For securities not actively traded, fair values are estimated using values obtained from independent pricing services or, in the case of private placement investments, are estimated

(Dollar amounts in millions, unless otherwise stated)

by discounting the expected future cash flows. The discount rates used vary as a function of factors such as yield, credit quality, and maturity, which fall within a range between 0.5% and 8.8% over the total portfolio. The Company's statutory fair values represent the amount that would be received to sell securities at the measurement date (i.e. "exit value" concept).

Mortgage loans: Estimated fair values for commercial real estate loans were generated using a discounted cash flow approach. Loans in good standing are discounted using interest rates determined by U.S. Treasury yields on December 31 and spreads applied on new loans with similar characteristics. The amortizing features of all loans are incorporated in the valuation. Where data on option features is available, option values are determined using a binomial valuation method, and are incorporated into the mortgage valuation. Restructured loans are valued in the same manner; however, these loans were discounted at a greater spread to reflect increased risk.

Derivative financial instruments: Fair values for derivative financial instruments are based on broker/dealer valuations or on internal discounted cash flow pricing models, taking into account current cash flow assumptions and the counterparties' credit standing.

The carrying value of all other financial instruments approximates their fair value.

Included in various investment related line items in the financial statements are certain financial instruments carried at fair value. Other financial instruments are periodically measured at fair value, such as when impaired, or for certain bonds and preferred stock when carried at the lower of cost or market.

The fair value of an asset is the amount at which that asset could be bought or sold in a current transaction between willing parties, that is, other than in a forced or liquidation sale. The fair value of a liability is the amount at which that liability could be incurred or settled in a current transaction between willing parties, that is, other than in a forced or liquidation sale.

Fair values are based on quoted market prices when available. When market prices are not available, fair value is generally estimated using discounted cash flow analyses, incorporating current market inputs for similar financial instruments with comparable terms and credit quality (matrix pricing). In instances where there is little or no market activity for the same or similar instruments, the Company estimates fair value using methods, models and assumptions that management believes market participants would use to determine a current transaction price. These valuation techniques involve some level of management estimation and judgment which becomes more significant with increasingly complex instruments or pricing models. Where appropriate, adjustments are included to reflect the risk inherent in a particular methodology, model or input used.

Derivatives are carried at fair value, which is determined using the Company's derivative accounting system in conjunction with observable key financial data from third-party sources, such as yield curves, exchange rates, S&P 500 Index prices and London Interbank Offered Rates

(Dollar amounts in millions, unless otherwise stated)

("LIBOR") and Overnight Index Swap Rates ("OIS"). For those derivatives that are unable to be valued by the accounting system, the Company typically utilizes values established by third-party brokers. Derivatives which qualify for special hedge accounting treatment are reported in a manner that is consistent with the accounting for the hedged asset or liability.

The Company's financial assets and liabilities have been classified, for disclosure purposes, based on a hierarchy defined by SSAP No. 100.

The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure fair value fall within different levels of the hierarchy, the category level is based on the lowest priority level input that is significant to the fair value measurement of the instrument. Financial assets and liabilities recorded at fair value on the balance sheets are categorized as follows:

- Level 1 - Unadjusted quoted prices for identical assets or liabilities in an active market.

- Level 2 - Quoted prices in markets that are not active or inputs that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:
  a) Quoted prices for similar assets or liabilities in active markets;
  b) Quoted prices for identical or similar assets or liabilities in non-active markets;
  c) Inputs other than quoted market prices that are observable; and
  d) Inputs that are derived principally from or corroborated by observable market data through correlation or other means.

- Level 3 - Prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. These valuations, whether derived internally or obtained from a third party, use critical assumptions that are not widely available to estimate market participant expectations in valuing the asset or liability.

(Dollar amounts in millions, unless otherwise stated)

The following table shows the Company's financial instruments and the Level within the fair value hierarchy in which the fair value measurements fall as of December 31, 2015:

	Aggregate Fair Value	Carrying Value	Level 1	Level 2	Level 3
			(In Thousands)		
Assets:					
Fixed maturities, including securities pledged	$ 13,494,595	$ 13,091,730	$ 544,530	$ 12,634,808	$ 315,257
Preferred stock	62,335	53,441	2,896	—	59,439
Common stock	10,315	10,315	10,112	—	203
Mortgage loans	2,265,445	2,163,511	—	—	2,265,445
Contract loans	583,145	583,145	583,145	—	—
Other invested assets	232,209	187,829	—	232,094	115
Cash, cash equivalents and short-term investments	18,489	18,480	18,405	75	9
Derivatives					
Credit contracts	329	147	—	329	—
Equity contracts	678	678	—	669	9
Foreign exchange contracts	17,150	8,181	—	17,150	—
Interest rate contracts	76,296	70,994	—	76,296	—
Separate account assets	2,097,002	2,097,003	2,084,055	12,947	—
Total Assets	$ 18,857,988	$ 18,285,454	$ 3,243,143	$ 12,974,368	$ 2,640,477
Liabilities:					
Supplementary contracts and immediate annuities	$ 79,093	$ 70,008	$ —	$ 39,969	$ 39,124
Deposit type contracts	611,255	608,112	—	577,297	33,958
Derivatives					
Credit contracts	(2,787)	1,919	—	(2,787)	—
Foreign exchange contracts	8,168	8,168	—	8,168	—
Interest rate contracts	51,760	37,714	423	51,337	—
Total Liabilities	$ 747,489	$ 725,921	$ 423	$ 673,984	$ 73,082

The Company did not have any financial instruments for which it was not practicable to estimate fair value as of December 31, 2015.

(Dollar amounts in millions, unless otherwise stated)

The following table shows the Company's financial instruments and the Level within the fair value hierarchy in which the fair value measurements fall as of December 31, 2014:

	Aggregate Fair Value	Carrying Value	Level 1	Level 2	Level 3
			(In Thousands)		
Assets:					
Fixed maturities, including securities pledged	$ 15,730,287	$ 14,514,214	$ 716,223	$ 14,667,316	$ 346,748
Preferred stock	57,277	47,986	2,818	—	54,459
Common stock	10,643	10,643	10,195	—	448
Mortgage loans	2,252,129	2,137,527	—	—	2,252,129
Contract loans	617,501	617,501	617,501	—	—
Other invested assets	242,262	196,788	—	241,951	311
Cash, cash equivalents and short-term investments	125,476	125,490	119,192	4,497	1,787
Derivatives					
Credit contracts	540	200	—	540	—
Equity contracts	1,143	1,143	—	1,125	18
Foreign exchange contracts	13,987	6,282	—	13,987	—
Interest rate contracts	92,670	83,283	—	92,670	—
Separate account assets	2,259,215	2,259,215	2,241,554	16,830	831
Total Assets	$ 21,403,130	$ 20,000,272	$ 3,707,483	$ 15,038,916	$ 2,656,731
Liabilities:					
Supplementary contracts and immediate annuities	$ 85,819	$ 71,721	$ —	$ 39,803	$ 46,016
Deposit type contracts	594,619	591,894	—	555,813	38,806
Derivatives					
Credit contracts	(6,518)	3,645	—	(6,518)	—
Foreign exchange contracts	7,475	6,265	—	7,475	—
Interest rate contracts	74,719	54,325	—	74,719	—
Total Liabilities	$ 756,114	$ 727,850	$ —	$ 671,292	$ 84,822

The Company did not have any financial instruments for which it was not practicable to estimate the fair value as of December 31, 2014.

(Dollar amounts in millions, unless otherwise stated)

The table below shows assets and liabilities measured and reported at fair value in which the fair value measurements use quoted prices in active markets for identical assets or liabilities (Level 1), significant other observable input (Level 2) and significant unobservable inputs (Level 3) as of December 31, 2015:

	Level 1	Level 2	Level 3	Total
		(In Thousands)		
Assets:				
Bonds				
U.S. corporate, state & municipal	$ —	$ 3,937	$ —	$ 3,937
Foreign	—	—	409	409
Common stock	10,112	—	203	10,315
Derivatives				
Equity contracts	—	669	9	678
Foreign exchange contracts	—	8,181	—	8,181
Interest rate contracts	—	70,994	—	70,994
Separate account assets	2,083,529	12,947	—	2,096,476
Total assets	$ 2,093,641	$ 96,728	$ 621	$ 2,190,990
Liabilities:				
Deposit type contracts	$ —	$ 577,297	$ —	$ 577,297
Supplementary contracts and immediate annuities	—	39,969	—	39,969
Derivatives				
Credit contracts	—	124	—	124
Foreign exchange contracts	—	8,168	—	8,168
Interest rate contracts	—	37,714	—	37,714
Total liabilities	$ —	$ 663,272	$ —	$ 663,272

There were no transfers between Level 1 and Level 2 during 2015. The Company's policy is to recognize transfers in and transfers out as of the beginning of the reporting period.

(Dollar amounts in millions, unless otherwise stated)

The table below shows assets and liabilities measured and reported at fair value in which the fair value measurements use quoted prices in active markets for identical assets or liabilities (Level 1), significant other observable input (Level 2) and significant unobservable inputs (Level 3) as of December 31, 2014:

	Level 1	Level 2	Level 3	Total
		(In Thousands)		
Assets:				
Bonds				
U.S. corporate, state & municipal	$ —	$ 3,473	$ —	$ 3,473
Foreign	—	2,399	—	2,399
Other asset-backed	—	4,666	—	4,666
Common stock	10,195	—	448	10,643
Derivatives				
Equity contracts	—	1,125	18	1,143
Foreign exchange contracts	—	6,282	—	6,282
Interest rate contracts	—	83,283	—	83,283
Separate account assets	2,241,158	16,830	831	2,258,819
Total assets	$ 2,251,353	$ 118,058	$ 1,297	$ 2,370,708
Liabilities:				
Deposit type contracts	$ —	$ 555,813	$ —	$ 555,813
Supplementary contracts and immediate annuities	—	39,803	—	39,803
Derivatives				
Foreign exchange contracts	—	6,265	—	6,265
Interest rate contracts	—	54,325	—	54,325
Total liabilities	$ —	$ 656,206	$ —	$ 656,206

There were no transfers between Level 1 and Level 2 during 2014. The Company's policy is to recognize transfers in and transfers out as of the beginning of the reporting period.

Bonds: Securities that are carried at fair value on the balance sheet are classified as Level 2 or Level 3. Level 2 bond prices are obtained through several commercial pricing services, which incorporate a variety of market observable information in their valuation techniques, including benchmark yields, broker-dealer quotes, credit quality, issuer spreads, bids, offers and other reference data to provide estimated fair values. Fair value for privately placed bonds is determined using a matrix-based pricing model and are classified as Level 2 assets. When a price cannot be obtained from a commercial pricing service, independent broker quotes are solicited. Securities priced using independent broker quotes are classified as Level 3. The Company's level 3 fair value measurements of its bonds, common stock, preferred stock and equity and credit derivative contracts are primarily based on broker quotes for which the quantitative detail of the unobservable inputs is neither provided nor reasonably corroborated, thus negating the ability to perform a sensitivity analysis.

(Dollar amounts in millions, unless otherwise stated)

Preferred and Common Stock: Fair values of publicly traded equity securities are based upon quoted market price and are classified as Level 1 assets. Certain preferred stock prices are obtained through commercial pricing services and are classified as Level 2 assets. Other equity securities, typically private equities or equity securities not traded on an exchange are valued by other sources such as analytics or brokers and are classified as Level 3 assets.

Cash and cash equivalents and short-term investments: The carrying amounts for cash reflect the assets' fair values. The fair values for cash equivalents and short-term investments are determined based on quoted market prices. These assets are classified as Level 1.

Assets held in separate accounts: Assets held in separate accounts are reported at the quoted fair values of the underlying investments in the separate accounts. Mutual funds, short-term investments and cash are based upon a quoted market price and are included in Level 1. The underlying instruments in bonds have valuations that are obtained from third-party commercial pricing services and brokers and are classified in the fair value hierarchy consistent with the policies described above for fixed maturities.

Derivatives: The carrying amounts for these financial instruments, which can be assets or liabilities, reflect the fair value of the assets and liabilities. Certain derivatives are carried at fair value (on the balance sheets), which is determined using the Company's derivative accounting system in conjunction with observable key financial data, such as yield curves, exchange rates, S&P 500 Index prices, LIBOR, and OIS, which are obtained from third party sources and uploaded into the system. For those derivatives that are unable to be valued by the accounting system, the Company typically utilizes values established by third party brokers. Counterparty credit risk is considered and incorporated in the Company's valuation process through counterparty credit rating requirements and monitoring of overall exposure. The Company's own credit risk is monitored by comparison of credit ratings from national rating services. It is the Company's policy to transact only with investment grade counterparties with a credit rating of A- or better. The Company also has certain swaps and options that are priced using models that primarily use market observable inputs, but contain inputs that are not observable to market participants, which have been classified as Level 3. However, all other derivative instruments are valued based on market observable inputs and are classified as Level 2.

(Dollar amounts in millions, unless otherwise stated)

The following table summarizes the change in fair value of the Company's Level 3 assets and liabilities for the year ended December 31, 2015:

Description	Beginning of the Year	Transfers into Level 3	Transfers Out of Level 3	Total Gains and (Losses) Included in Net Income	Total Gains and (Losses) Included in Surplus	Purchases	Issuances	Sales	Settlements	End of the Year
					(In Thousands)					
Bonds										
Foreign	$ —	$ 2,399	$ —	$ (565)	$ 200	$ —	$ —	$ —	$ (1,625)	$ 409
Common Stock	448	—	—	—	—	—	—	(245)	—	203
Derivatives										
Equity contracts	18	—	—	(27)	(23)	41	—	—	—	9
Separate accounts	831	—	(643)	1	(16)	—	—	(167)	(6)	—
Total	$ 1,297	$ 2,399	$ (643)	$ (591)	$ 161	$ 41	$ —	$ (412)	$ (1,631)	$ 621

Transfers into or out of Level 3 during the year ended December 31, 2015 are due to the variation in inputs relied upon for valuation each quarter. Securities that are primarily valued using independent broker quotes, when prices are not available from one of the commercial pricing services, are reflected as transfers into Level 3. These securities are generally less liquid with very limited trading activity or where less transparency exists corroborating the inputs to the valuation methodologies. When securities are valued using more widely available information, the securities are transferred out of Level 3 and into Level 1 or 2, as appropriate.

The following table summarizes the change in fair value of the Company's Level 3 assets and liabilities for the year ended December 31, 2014:

Description	Beginning of the Year	Transfers into Level 3	Transfers Out of Level 3	Total Gains and (Losses) Included in Net Income	Total Gains and (Losses) Included in Surplus	Purchases	Issuances	Sales	Settlements	End of the Year
					(In Thousands)					
Bonds										
Corporate	$ —	$ 2	$ (2)	$ —	$ —	$ —	$ —	$ —	$ —	$ —
Preferred Stock	101	—	(90)	(460)	449	—	—	—	—	—
Common Stock	452	—	—	(213)	209	—	—	—	—	448
Derivatives										
Equity contracts	96	—	—	26	(75)	20	—	(49)	—	18
Interest rate contracts	(20,664)	—	—	5,784	14,880	—	—	—	—	—
Separate accounts	1,047	—	—	—	(27)	—	—	(189)	—	831
Total	$ (18,968)	$ 2	$ (92)	$ 5,137	$ 15,436	$ 20	$ —	$ (238)	$ —	$ 1,297

Transfers into or out of Level 3 during the year ended December 31, 2014 are due to the variation in inputs relied upon for valuation each quarter. Securities that are primarily valued using independent broker quotes, when prices are not available from one of the commercial pricing services, are reflected as transfers into Level 3. These securities are generally less liquid with very limited trading activity or where less transparency exists corroborating the inputs to the

(Dollar amounts in millions, unless otherwise stated)

valuation methodologies. When securities are valued using more widely available information, the securities are transferred out of Level 3 and into Level 1 or 2, as appropriate.

14. Commitments and Contingencies

Claims-Related Extra Contractual Obligation and Bad Faith Losses Stemming from Lawsuits: Settlements are accomplished by compromising disputed claims. By entering a settlement, the Company does not admit any allegation made by a plaintiff and, instead, denies the allegations, including any allegation of bad faith or an entitlement to extra contractual damages. Typically, settlement amounts are not allocated to particular claims (contractual or extra-contractual). The cases (1) were resolved in one year period ending December 31, 2015; (2) contained an allegation of bad faith or sought extra-contractual damages; and (3) the settlement amount exceeded the death benefit amount.

The settlement amounts paid in excess of death benefit amounts during 2015 was $0.0.

Guarantee Agreement: The Company, along with a Voya Financial, Inc. affiliate, SLD, provided a guarantee for the obligation of another Voya Financial, Inc. affiliate, SLDI, related to a reinsurance transaction that was scheduled to be in-force through December 18, 2023. The State of Colorado and the State of Minnesota did not disapprove the guarantee agreement. On December 18, 2014, the bonds insured by the unrelated insurance company were redeemed and the insurance policies were canceled thereby eliminating the underlying risk in the reinsurance contract. The guarantee obligation expired December 18, 2015, which was the end of the bankruptcy preference period on the underlying bonds. There were no payments required under the guarantee. The Company recorded a non-contingent liability for the ongoing obligation to provide the guarantee of $0.8 as of December 31, 2014. This liability amortized over the bankruptcy preference period until the guarantee obligation expired.

The Company had provided a Letter of Credit ("LOC") from the Federal Home Loan Bank of Des Moines in support of this contingent obligation, but the LOC was canceled on December 18, 2014.

Operating Leases: The Company is party to certain cost sharing agreements with other affiliated Voya Financial, Inc. companies. Included in those cost sharing arrangements is rent expense, which is allocated to the Company in accordance with systematic cost allocation arrangements. During the years ended December 31, 2015, 2014 and 2013, rent expense totaled $2.0, $2.0 and $2.0, respectively.

The Company does not have any minimum aggregate rental commitments under the cost-sharing arrangements and service agreements. The Company does not have any future minimum lease payment receivables under the cost-sharing arrangements and service agreements.

(Dollar amounts in millions, unless otherwise stated)

Legal Proceedings - The Company is involved in threatened or pending lawsuits/arbitrations arising from the normal conduct of business. Due to the climate in insurance and business litigation/arbitration, suits against the Company sometimes include claims for substantial compensatory, consequential or punitive damages and other types of relief. Moreover, certain claims are asserted as class actions, purporting to represent a group of similarly situated individuals. While it is not possible to forecast the outcome of such lawsuits/arbitrations, in light of existing insurance, reinsurance and established reserves, it is the opinion of management that the disposition of such lawsuits/arbitrations will not have a material adverse effect on the Company's operations or financial position.

Regulatory Matters - As with many financial services companies, the Company and its affiliates periodically receive informal and formal requests for information from various state and federal governmental agencies and self-regulatory organizations in connection with examinations, inquiries, investigations and audits of the products and practices of the Company or the financial services industry. Some of the investigations, examinations, audits and inquiries could result in regulatory action against the Company. The potential outcome of such regulatory action is difficult to predict but could subject the Company to adverse consequences, including, but not limited to, additional payments to beneficiaries, settlement payments, penalties, fines and other financial liability, and changes to the Company's policies and procedures. The potential economic consequences cannot be predicted, but management does not believe that the outcome of any such action will have a material adverse effect on the Company's financial position. It is the practice of the Company and its affiliates to cooperate fully in these matters.

Investment Purchase Commitments: As part of its overall investment strategy, the Company has entered into agreements to purchase private placements and commercial mortgages of $118.5 and $93.1 at December 31, 2015 and 2014, respectively. The Company is also committed to provide additional capital contributions of $263.2 and $82.3 at December 31, 2015 and 2014, respectively.

Liquidity: The Company's principal sources of liquidity are product charges, investment income, premiums, proceeds from the maturity and sale of investments, and capital contributions. Primary uses of these funds are payments of commissions and operating expenses, interest credits, investment purchases, and contract maturities, withdrawals, death benefits, surrenders and dividends to its parent.

The Company's liquidity position is managed by maintaining adequate levels of liquid assets, such as cash, cash equivalents, and short-term investments. In addition, the investment portfolio is primarily composed of high quality fixed income investments, which include significant holdings of US Government securities, high quality corporate bonds and agency backed residential mortgage backed securities. Asset/liability management is integrated into many aspects of the Company's operations, including investment decisions, product development, and determination of crediting rates. As part of the risk management process, different economic scenarios are modeled, including cash flow testing required for insurance regulatory purposes,

(Dollar amounts in millions, unless otherwise stated)

to determine that existing assets are adequate to meet projected liability cash flows. Key variables in the modeling process include interest rates, anticipated contract owner behavior, and variable separate account performance. Contract owners bear the investment risk related to variable annuity products, subject, in limited cases, to certain minimum guaranteed rates.

The fixed account liabilities are supported by a general account portfolio principally composed of fixed rate investments with matching duration characteristics that can generate predictable, steady rates of return. The portfolio management strategy for the general account considers the assets available-for-sale. This strategy enables the Company to respond to changes in market interest rates, prepayment risk, relative values of asset sectors and individual securities and loans, credit quality outlook, and other relevant factors. The Company's asset/liability management discipline includes strategies to minimize exposure to loss as interest rates and economic and market conditions change. In executing this strategy, the Company uses derivative instruments to manage these risks. The Company's derivative counterparties are of high credit quality.

On September 15, 2015, Fitch affirmed the Company's insurer financial strength ratings and maintained its Stable outlook. On March 16 2015, Fitch raised the Company's insurer financial strength rating to "A" from "A-" and assigned a Stable outlook. On September 4, 2014, Fitch affirmed the "A-" insurer financial strength rating of the Company and maintained its Positive outlook. On March 6, 2014, Fitch affirmed the "A-" insurer financial strength rating of the Company and revised the rating outlook to Positive from Stable.

On February 17, 2015, S&P raised the Company's insurer financial strength rating to "A" from "A-" and assigned a Stable outlook. On March 14, 2014, S&P affirmed the "A-" insurer financial strength rating of the Company and revised the rating outlook to Positive from Stable

On March 3, 2015, Moody's raised the Company's insurer financial strength rating to "A2" from "A3" and assigned a Stable outlook. On May 13, 2014, Moody's affirmed the "A3" insurer financial strength rating of the Company and revised the rating outlook to Positive from Stable.

On August 18, 2015, A.M. Best affirmed the Company's insurer financial strength rating and maintained its Stable outlook. On July 3, 2014 A.M. Best affirmed the "A" insurer financial strength rating of the Company and maintained its Stable outlook.

The ratings of the Company by the rating agencies reflect a broader view of how the financial services industry is being challenged by the current economic environment, but also are based on the rating agencies' specific views of the Company's financial strength. In making their ratings decisions, the agencies consider past and expected future capital and earnings, asset quality and risk, profitability and risk of existing liabilities and current products, market share and product distribution capabilities, and direct or implied support from parent companies, among other factors.

(Dollar amounts in millions, unless otherwise stated)

15. Financing Agreements

The Company has entered into a reciprocal loan agreement with Voya Financial, Inc. to promote efficient management of cash and liquidity and to provide for unanticipated short-term cash requirements. Under this agreement, which expires December 31, 2020, the Company and Voya Financial, Inc. can borrow up to 2% of the Company's admitted assets excluding separate accounts as of December 31 of the preceding year from one another. Effective January 2014, interest on any borrowing by a subsidiary under a reciprocal loan agreement is charged at a rate based on the prevailing market rate for similar third-party borrowing or securities. Under this agreement, the Company received interest income of $0.1, $0.2 and $0.0 for the years ended December 31, 2015, 2014, and 2013, respectively.

As of December 31, 2015 and 2014, the Company had no outstanding receivable or outstanding payable from Voya Financial, Inc. under the reciprocal loan agreement. The Company incurred minimal interest expense on borrowed money during 2015 and 2014 and incurred no interest expense on borrowed money during 2013.

The Company is the beneficiary of letters of credit totaling $436.1; terms of the letters of credit provide for automatic renewal for the following year at December 31, unless otherwise canceled or terminated by either party to the financing.

16. Related Party Transactions

Investment Management: The Company has entered into an investment advisory agreement with VIM under which VIM provides the Company with investment management services. The Company has entered into an administrative services agreement with VIM under which VIM provides the Company with asset liability management services. Total fees paid by the Company to VIM under the agreement were approximately $33.0, $33.1 and $34.0 for the years ended December 31, 2015, 2014 and 2013, respectively.

Services Agreements: The Company has entered into an inter-insurer services agreement with its U.S. insurance company affiliates and other affiliates (collectively, the "affiliates") whereby the affiliates provide certain administrative, management, professional, advisory, consulting, and other services to each other. The Company has entered into a services agreement with VSC whereby VSC provides certain administrative, management, professional, advisory, consulting and other services to the Company. The Company has entered into a services agreement with RNY whereby the Company provides certain administrative, management, professional, advisory, consulting and other services to RNY. The Company has entered into a services agreement with VFP to provide certain administrative, management, professional advisory, consulting, and other services to the Company for the benefit of its customers. Charges for these services are determined in accordance with fair and reasonable standards with neither party realizing a profit nor incurring a loss as a result of the services provided to the Company. The Company will reimburse VFP for direct and indirect costs incurred on behalf of the Company.

(Dollar amounts in millions, unless otherwise stated)

The Company entered into a services agreement with RR and VSC whereby the Company and VSC provide certain administrative, management, professional, advisory, consulting and other services to RR.

Cost Sharing Arrangements: Management and services contracts and all cost sharing arrangements with other affiliated Voya Financial, Inc. companies are allocated among companies in accordance with systematic cost allocation methods.

Expenses allocated to the Company from affiliated entities under these cost sharing arrangements were $264.0, $238.0 and $240.0 for the years ended December 31, 2015, 2014 and 2013, respectively. Expenses allocated by the Company to affiliated entities under these cost sharing arrangements were $43.8, $41.3 and $38.1 for the years ended December 31, 2015, 2014 and 2013, respectively.

Tax Sharing Agreements: The Company has entered into a federal tax sharing agreement with members of an affiliated group as defined in Section 1504 of the Internal Revenue Code of 1986, as amended. The agreement provides for the manner of calculation and the amounts/ timing of the payments between the parties as well as other related matters in connection with the filing of consolidated federal income tax returns. The federal tax sharing agreement provides that Voya Financial, Inc. will pay its subsidiaries for the tax benefits of ordinary and capital losses only to the extent the consolidated tax group actually uses the tax benefit of losses generated.

The Company has also entered into a state tax sharing agreement with Voya Financial, Inc. and each of the specific subsidiaries that are parties to the agreement. The state tax agreement applies to situations in which Voya Financial, Inc. and all or some of the subsidiaries join in the filing of a state or local franchise, income tax, or other tax return on a consolidated, combined or unitary basis.

Effective January 1, 2014, in conjunction with the Company's novation of reinsurance from Whisperingwind III ("WWIII") to SLD, the Company terminated its interest rate swap agreement ("IRSA") with Voya Financial, Inc., and Voya Financial, Inc. terminated its mirror IRSA with WWIII. The swap liability balance on the Company's balance sheet at December 31, 2013 was approximately $21.0 and was adjusted to $0.0 as of the effective date of the novation.

17. Guaranty Fund Assessments

Insurance companies are assessed the costs of funding the insolvencies of other insurance companies by the various state guaranty associations, generally based on the amount of premium companies collect in that state. The Company accrues for the cost of potential future guaranty fund assessments based on estimates of insurance company insolvencies provided by the National Organization of Life and Health Insurance Guaranty Associations and the amount of

(Dollar amounts in millions, unless otherwise stated)

premiums written in each state. The accrual methodology follows a retrospective-premium-based guaranty-fund assessments construct. The Company has estimated this liability to be $9.4 and $9.8 as of December 31, 2015 and 2014, respectively, and has recorded a liability in accounts payable and accrued expenses on the balance sheet. The Company has also recorded an asset in other assets on the balance sheet of $8.9 and $10.2 as of December 31, 2015 and 2014, respectively, for future credits to premium taxes for assessments already paid and/or accrued. The periods over which the guaranty fund assessments are expected to be paid, the related premium tax offsets expected to be realized and the additional industry support expected to be paid are unknown at this time.

There are no premium tax offsets where it is reasonably possible that an impairment has occurred in accordance with SSAP No. 5R.

A reconciliation of assets recognized is presented below:

	Year ended December 31	
	2015	**2014**
	(In Thousands)	
Assets recognized from paid and accrued premium tax offsets and policy surcharges beginning of the year	$ 10,159	$ 6,327
Decreases current year:		
Premium tax offset applied	839	665
Changes in premium tax offset capacity / other adjustments	121	—
Adjustment to estimate	347	—
Increases current year:		
Adjustment to estimate	—	4,346
Changes in premium tax offset capacity / other adjustments	—	151
Assets recognized from paid and accrued premium tax offsets and policy surcharges end of the current year	$ 8,852	$ 10,159

(Dollar amounts in millions, unless otherwise stated)

18. Accident and Health Contracts

The change in the liability for unpaid accident and health claims and claim adjustment expenses is summarized as follows:

	2015	2014
	(In Thousands)	
Balance at January 1	$ 237,976	$ 241,195
Less reinsurance recoverables	103,903	93,765
Net balance at January 1	134,073	147,430
Incurred related to:		
Current year	32,002	22,749
Prior years	(16,913)	(3,417)
Total incurred	15,089	19,332
Paid related to:		
Current year	12,132	8,458
Prior years	27,644	24,231
Total paid	39,776	32,689
Net balance at December 31	109,386	134,073
Plus reinsurance recoverables	117,967	103,903
Balance at December 31	$ 227,353	$ 237,976

The change in incurred losses and loss adjustment expenses attributable to insured events of prior years is generally the result of ongoing analysis of recent loss development trends, but also includes a reduction due to retroactive reinsurance of worker's compensation carve-out reserves. Incurred and paid claims are presented net of reinsurance. Original estimates are increased or decreased as additional information becomes known regarding individual claims.

The liability for unpaid accident and health claims and claim adjustment expenses is included in accident and health reserves and unpaid claims on the balance sheet.

The Company currently does not actively write any health insurance premium subject to the Affordable Care Act Risk sharing provisions. The Company's existing health insurance business consists of grandfathered policies issued prior to March 23, 2010 that are not Qualified Health Plans ("QHP"), as defined in the Affordable Care Act. As a result, the Company does not have any admitted assets, liabilities or revenue elements under any program regarding the risk sharing provisions of the Affordable Care Act for the reporting period ending December 31, 2015.

(Dollar amounts in millions, unless otherwise stated)

19. Retrospectively Rated Contracts

The Company estimates accrued retrospective premium adjustments for its group life and health insurance business through a mathematical approach using an algorithm of the Company's underwriting rules and experience rating practices. The Company records accrued retrospective premium as an adjustment to earned premium. The amount of group life premiums written, net of reinsurance, by the Company that was subject to retrospective rating features was $12.2, $10.7, and $10.8 for December 31, 2015, 2014, and 2013, respectively. This represented 89.8%, 43.5%, and 30.0% of the total group life premiums written, net of reinsurance, for December 31, 2015, 2014 and 2013, respectively. The amount of group health premiums written, net of reinsurance, which are subject to retrospective rating features by the Company was $1.7, $3.1, and $2.1 for December 31, 2015, 2014 and 2013, respectively. This represented 3.3%, 6.6%, and 8.8% of net group health premiums written at December 31, 2015, 2014 and 2013, respectively.

(Dollar amounts in millions, unless otherwise stated)

20. Direct Premiums Written/Produced by Managing General Agents/Third Party Administrators

Name of Managing General Agent or Third Party Administrator	FEIN Number	Exclusive Contract	Type of Business Written	Type of Authority Granted *	Total Direct Premiums Written
					(In Thousands)
2015					
Disability Reinsurance Management Services One Riverfront Plaza Westbrook, ME 04092-9700	01-0483086	No	Disability Income	C,CA,B,U	$ 80,258
Total					$ 80,258
2014					
Disability Reinsurance Management Services One Riverfront Plaza Westbrook, ME 04092-9700	01-0483086	No	Disability Income	C, CA, B, U	$ 78,068
Total					$ 78,068

* C = Claims payment, CA = Claims adjustment, B = Binding authority, U = Underwriting

The aggregate amount of premiums written through managing general agents or third party administrators during 2015 is $80.3.

21. Subsequent Events

The Company is not aware of any events occurring subsequent to December 31, 2015 that may have a material effect on the Company's financial statements. The Company evaluated events subsequent to December 31, 2015 through April 5, 2016, the date the statutory financial statements were available to be issued.